                                                     REGISTRATION NO. 333-______
       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 2002


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM F-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                TFM, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

        UNITED MEXICAN STATES                        4011                               NONE
    (State or other jurisdiction         (Primary Standard Industrial     (I.R.S. Employer Identification No.)
  of incorporation or organization)      Classification Code Number)

AVENIDA PERIFERICO SUR NO. 4829, 4TO                                CT CORPORATION SYSTEM
                PISO                                            111 EIGHTH AVENUE, 13TH FLOOR
     COL. PARQUES DEL PEDREGAL,                                    NEW YORK, NEW YORK 10011
             C.P. 14010                                                 (212) 894-8940
         DELEGACION TLALPAN                                     (Name, address, including zip
        MEXICO, D. F., MEXICO                                     code, and telephone number,
          (525) 55 447-5836                                    including area code, of agent for
  (Address, including zip code, and                                         service)
  telephone number, including area
   code, of Registrant's principal
         executive offices)

                                    COPY TO:
                               JEFFREY N. OSTRAGER
                    CURTIS, MALLET-PREVOST, COLT & MOSLE LLP
                                 101 PARK AVENUE
                          NEW YORK, NEW YORK 10178-0061
                                 (212) 696-6000

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
           SECURITIES TO THE PUBLIC: As soon as practicable after this
                    Registration Statement becomes effective.

                         CALCULATION OF REGISTRATION FEE

                                                                                    PROPOSED MAXIMUM
                                                                PROPOSED MAXIMUM       AGGREGATE         AMOUNT OF
 TITLE OF EACH CLASS OF SECURITIES TO        AMOUNT TO BE        OFFERING PRICE         OFFERING        REGISTRATION
             BE REGISTERED                    REGISTERED         PER UNIT(1)(2)       PRICE(1)(2)           FEE
             -------------                    ----------         --------------       -----------           ---
12.50% Senior Notes due 2012                 $180,000,000             100%             $180,000,000      $16,560

(1) Estimated solely for the purpose of computing the amount of the registration fee.
(2) Exclusive of accrued interest, if any.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   THIS PROSPECTUS, DATED DECEMBER 27, 2002,

                     IS SUBJECT TO COMPLETION AND AMENDMENT.

PROSPECTUS

                                   [TFM LOGO]

                                  $180,000,000

                                TFM, S.A. DE C.V.

              OFFER TO EXCHANGE ALL OF OUR OUTSTANDING UNREGISTERED
                    $180,000,000 12.50% SENIOR NOTES DUE 2012

                                       FOR

                    $180,000,000 12.50% SENIOR NOTES DUE 2012
           WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933


                      MATERIAL TERMS OF THE EXCHANGE OFFER

-     We are offering to exchange the     -   We intend to apply to list the
      notes (the "exchange offer") that       exchange notes on the Luxembourg
      we sold previously in a private         Stock Exchange.
      offering (the "outstanding notes")
      for an equal principal amount of    -   We will not receive any proceeds
      new registered notes (the               from the exchange offer.
      "exchange notes").
                                          -   No dealer-manager is being used in
-     The terms of the exchange notes         connection with the exchange
      are identical in all material           offer.
      respects to the terms of the
      outstanding notes, except for the   -   The exchange of outstanding notes
      transfer restrictions and               for exchange notes will not be a
      registration rights relating to         taxable event for U.S. federal
      the outstanding notes.                  income tax purposes.

-     The exchange offer will expire at   -   You may withdraw tenders of
      5:00 p.m., New York City time, on       outstanding notes at any time
      _________, 2002 (the "expiration        before 5:00 p.m., New York City
      date") unless extended.                 time, on the expiration date.

-     We will exchange all outstanding
      notes that are validly tendered
      and not validly withdrawn.



     YOU SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 24 OF THIS PROSPECTUS.

   NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is December 27, 2002

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to exchange outstanding notes in any jurisdiction where the exchange offer is not permitted, and will not accept surrenders for exchange from holders in any such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such information as specified in this prospectus, if different.

      THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. YOU MAY OBTAIN DOCUMENTS THAT WE FILE WITH THE SEC AND THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, OTHER THAN EXHIBITS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS, AT NO COST, BY WRITING OR TELEPHONING US AT: AV. PERIFERICO SUR NO. 4829, 4TO PISO, COL. PARQUES DEL PEDREGAL, C.P. 14010, DELEGACION TLALPAN, MEXICO, D.F. MEXICO. OUR TELEPHONE NUMBER IS 011 525 55 447 5881. SECURITY HOLDERS MUST REQUEST BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED OR DELIVERED IN THIS PROSPECTUS NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE.

      The exchange notes have been registered in the Seccion Especial del Registro Nacional de Valores (the Special Section of the National Securities Registry or the "RNV") maintained by the Comision Nacional Bancaria y de Valores (National Banking and Securities Commission of Mexico or the "CNBV"). Registration of the exchange notes with the Special Section of the RNV does not imply any certification as to the investment quality of the exchange notes, the solvency of TFM, S.A. de C.V. ("TFM") or the accuracy or completeness of the information contained in this prospectus. The exchange notes may not be publicly offered or sold in Mexico, and this prospectus may not be publicly distributed in Mexico.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making activities or other trading activities must acknowledge in the letter of transmittal accompanying this prospectus that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the U.S. Securities Act of 1933 (the "Securities Act"). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." We have agreed to use our best efforts to keep the exchange offer registration statement (as defined herein) effective, supplemented and amended as required, to ensure that it is available for such resale of exchange notes during such period.

                                TABLE OF CONTENTS

                                                                              PAGE
                                                                              ----
FORWARD-LOOKING STATEMENTS................................................      i
WHERE YOU CAN FIND MORE INFORMATION.......................................     ii
PRESENTATION OF FINANCIAL INFORMATION.....................................    iii
EXCHANGE RATES............................................................    iii
PROSPECTUS SUMMARY........................................................      1
SUMMARY OF THE TERMS OF THE EXCHANGE OFFER................................     12
SUMMARY OF THE TERMS OF THE EXCHANGE NOTES................................     16
ACQUISITION OF THE MEXICAN GOVERNMENT'S INTEREST..........................     17
SUMMARY FINANCIAL DATA....................................................     21
RISK FACTORS..............................................................     24
THE EXCHANGE OFFER........................................................     38
USE OF PROCEEDS...........................................................     48
CAPITALIZATION............................................................     49
SELECTED FINANCIAL AND OTHER DATA.........................................     50
UNAUDITED PRO FORMA FINANCIAL INFORMATION.................................     53
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS...........................                 57
THE CONCESSION............................................................     82
BUSINESS..................................................................     87
MANAGEMENT................................................................    112
PRINCIPAL STOCKHOLDERS....................................................    118
CERTAIN TRANSACTIONS......................................................    119
DESCRIPTION OF SIGNIFICANT INDEBTEDNESS...................................    121
DESCRIPTION OF THE EXCHANGE NOTES.........................................    122
TAXATION..................................................................    155
PLAN OF DISTRIBUTION......................................................    161
LEGAL MATTERS.............................................................    162
EXPERTS...................................................................    162
INDEX TO FINANCIAL STATEMENTS.............................................    F-1

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus that may be considered "forward-looking statements" within the safe harbor provision of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "plan," "estimate," and "potential," among others. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed under "Risk Factors" as well as under "Management's Discussion and Analysis of Financial Condition and Results of Operations." These risks, uncertainties and factors include, among others, the following:

-     our high degree of leverage;

- the impact of competition, including competition from rail carriers and trucking companies in Mexico and the United States;

-     our potential need for additional financing;

- our ability to successfully implement our business strategy, including our strategy to convert customers from using trucking services to rail transportation services;

-     global, U.S. and Mexican economic, political and social conditions;

- the effects of the North American Free Trade Agreement ("NAFTA") on the level of trade among Mexico, the United States and Canada;

-     conditions affecting the international transportation markets;

-     our ability to generate sufficient cash flow to meet our obligations;

-     the timing of the receipt by us of the recent value added tax award;

-     economic uncertainty caused by recent terrorist attacks on the United
      States;

- the effects of any additional international trade agreements on the level of Mexico's foreign trade;

- the effects of our employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability;

-     changes in governmental and environmental regulations or policies; and

-     other risk factors described in this prospectus.

      Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors" beginning on page 24 of this prospectus. You should read this prospectus with the understanding that our actual future results may be materially different from what we expect.

      These forward-looking statements speak only as of the date of this prospectus. We do not intend to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus, including changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

      This prospectus also includes statistical data regarding the railroad industry. This data was obtained from information made publicly available by the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange") and industry publications and reports of the American Association of Railroads ("AAR"). We have not independently verified this data or sought the consent of any organizations to refer to their reports herein.

                       WHERE YOU CAN FIND MORE INFORMATION

      TFM files annual reports with the SEC and furnishes other information to the SEC. You may read and copy any document we file or furnish at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can access such information at www.sec.gov.

                      PRESENTATION OF FINANCIAL INFORMATION

      In this prospectus, unless we specify otherwise or the context otherwise requires, references to "Ps.," "peso" or "pesos" are to Mexican pesos, and references to "dollars," "U.S.$" or "$" are to United States dollars.

      The financial statements of TFM are published in dollars and prepared in conformity with accounting principles issued by the International Accounting Standards Committee ("International Accounting Standards" or "IAS"), which differ in some respects from generally accepted accounting principles in the United States, commonly referred to as "U.S. GAAP." We maintain our financial books and records in dollars. However, we keep our tax books and records in pesos. We record in our financial records the dollar equivalent of the actual peso charges at the time incurred using the then prevailing exchange rate. Note 12 to the audited financial statements of TFM included elsewhere in this prospectus (the "audited financial statements") and Note 5 to the condensed consolidated unaudited financial statements of TFM included elsewhere in this prospectus (the "unaudited financial statements" and, together with the audited financial statements, the "financial statements") provide a description of the principal differences between IAS and U.S. GAAP as they relate to TFM and a reconciliation to U.S. GAAP of our net income and stockholders' equity as of December 31, 1999, 2000 and 2001 and for each of the three years then ended, and as of June 30, 2001 and 2002 and for each of the six month periods then ended, respectively.


                                 EXCHANGE RATES

     The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate for the purchase and sale of dollars, expressed in pesos per dollar.


                                                                                  YEAR/MONTH-END   PERIOD
YEAR ENDED DECEMBER 31,                                          HIGH      LOW       AVERAGE        END
-----------------------                                          ----      ---       -------        ---
1997........................................................     8.41      7.72       7.97          8.07
1998........................................................     10.63     8.04       9.15          9.90
1999........................................................     10.60     9.24       9.55          9.48
2000........................................................     10.09     9.18       9.46          9.62
2001........................................................     9.97      8.95       9.34          9.16
June 2002...................................................     9.98      9.61       9.77          9.98
July 2002...................................................     9.97      9.61       9.82          9.80
August 2002.................................................     9.96      9.74       9.84          9.92
September 2002..............................................     10.35     9.96      10.07         10.21
October 2002................................................     10.22     9.95      10.10         10.15
November 2002...............................................     10.27    10.09      10.19         10.15
2002 (through December 20, 2002)............................     10.35     9.00       9.66         10.20


Source:  Federal Reserve Bank of New York.

                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding TFM, including our financial statements included elsewhere in this prospectus. In this prospectus, the words "TFM," "we," "our," "ours" and "us" refer to TFM, S.A. de C.V., unless the context otherwise requires, and the words "Grupo TFM" refer to Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.

                               RECENT DEVELOPMENTS

CONSENT SOLICITATION AND ACQUISITION OF MEXICAN GOVERNMENT'S INTEREST

     Immediately prior to the commencement of the offering of the outstanding notes, we conducted a solicitation of consents (the "consent solicitation") of holders of our 10.25% Senior Notes due 2007 (the "senior notes") and our 11.75% Senior Discount Debentures due 2009 (the "senior discount debentures" and, together with the senior notes, the "existing notes") to an amendment (the "proposed amendment") providing for certain changes to the "Limitation on Restricted Payments," "Limitation on Indebtedness," and "Limitation on Liens" covenants in each of the indentures pursuant to which the existing notes were issued (the "existing indentures"). We conducted the consent solicitation to allow us to purchase the 24.6% equity interest of the Mexican government in our parent company, Grupo TFM (the "call option shares"), acquired by the Mexican government in connection with the original financing of the privatization of our rail lines in June 1997. The call option shares have restricted voting rights and were held indirectly by the Mexican government through Ferrocarriles Nacionales de Mexico ("FNM") and Nacional Financiera, S.N.C., as trustee ("Nafin").

     In the consent solicitation, we received consents from holders representing a majority of the aggregate principal amount outstanding of each of the senior notes and the senior discount debentures, as required to amend each existing indenture. (For purposes of this prospectus, "principal amount" with respect to the senior discount debentures means principal amount at maturity, unless otherwise specified.) Supplemental indentures setting forth the proposed amendment have been executed with respect to each existing indenture and the cash fee was paid to consenting holders on June 13, 2002.

     Holders delivering their consents in the consent solicitation were offered a cash fee (the "cash fee") of $30.00 for each $1,000 principal amount of existing notes in respect of which they delivered a valid and unrevoked consent. We obtained this financing through the issuance of the outstanding notes.

      We acquired the call option shares through the exercise of an option (the "call option") held by Grupo TMM, S.A. ("Grupo TMM" and formerly Grupo TMM, S.A. de C.V.), TMM Multimodal, S.A. de C.V. ("TMM Multimodal"), a subsidiary of Grupo TMM, and Caymex Transportation, Inc. ("Caymex"), a subsidiary of Kansas City Southern, Inc. ("KCS") (formerly Kansas City Southern Industries, Inc.) (TMM Multimodal and Caymex, together with Grupo TMM, the "principal shareholders"). The call option was granted by the Mexican government to the original shareholders of Grupo TFM in connection with its acquisition of the call option shares. The principal shareholders exercised the call option and appointed us as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. We acquired the call option shares from FNM and Nafin on July 29, 2002 for an aggregate purchase price of $256.1 million.

     The board of directors and shareholders of TFM and the shareholders of Grupo TFM unanimously approved the offering of the outstanding notes and our purchase of the call option shares.

     As a result of the acquisition of the call option shares, we expect to achieve financial benefits and we have reduced the Mexican government's ownership of and involvement in our business.

     The $256.1 million purchase price for the call option shares was financed with (1) the net proceeds from the sale of the outstanding notes and (2) $85.2 million (based on the applicable peso-dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the Mexican government, together with cash from our operations.

      RESOLUTION OF DISPUTE BETWEEN STRATEGIC PARTNERS

     In December 2001, disputes arose between Grupo TMM and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail, Inc. ("Mexrail") involving the international rail bridge at Laredo, Texas. KCS and The Kansas City Southern Railway Company initiated legal actions in the State of Delaware and in Mexico.

      Preserving their respective interpretations of the operative agreements in connection with their dispute, Grupo TMM and KCS reached an agreement to resolve such dispute, pursuant to which, among other things, Grupo TMM and KCS agreed to sell their respective 51.0% and 49.0% equity interests in Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, to us for an aggregate price of $64.0 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002. As a result, Mexrail and the Texas Mexican Railway Company became consolidated subsidiaries of TFM and restricted subsidiaries subject to the covenants under the existing indentures. Grupo TMM and KCS also agreed to discontinue the litigation in Delaware and Mexico, and the dividend declared by Grupo TFM was nullified in Mexico. Accordingly, the dividend paid to each of our shareholders was returned to Grupo TFM. The results of operations of Mexrail and the Texas Mexican Railway Company were consolidated with those of TFM beginning on April 1, 2002.

      ACQUISITION OF MEXRAIL AND RESTATEMENT OF FINANCIAL INFORMATION

      With our purchase of all of Mexrail, we acquired the Texas Mexican Railway Company, a wholly owned subsidiary of Mexrail. The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using its own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with The Kansas City Southern Railway Company's system, is operated through trackage rights that were granted to Mexrail by the Surface Transportation Board in 1996. Mexrail owns the northern, or U.S., portion of the international rail bridge at Laredo, while we operate the southern, or Mexican, portion of the international rail bridge at Nuevo Laredo. As a result of the acquisition, we control the general operations and dispatching operations of the entire international rail bridge at the U.S.-Mexico border at Laredo-Nuevo Laredo and are uniquely positioned to provide customers on both sides of the U.S.-Mexico border with seamless freight services at one quoted rate to and from Mexican markets.

      Under IAS, the purchase of Mexrail by TFM will be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM will be recorded at their historical cost. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition only upon completion of the year or of the interim period in which the acquisition occurred. Since the acquisition of Mexrail occurred in the six-month period ended June 30, 2002, our unaudited financial statements for the six months ended June 30, 2002 and 2001 included in this prospectus and all other financial data presented in this prospectus for each of those six-month periods have been restated to reflect the operational results and financial condition of Mexrail, in the case of the six months ended June 30, 2002, consolidated with those of TFM, and, in the case of the six months ended June 30, 2001, combined with those of TFM, as if the reorganization had occurred on January 1 of the corresponding period. In addition, our annual financial statements for the years ended December 31, 2002, 2001 and 2000 will be similarly restated when they are prepared. However, our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 included in this prospectus and all other financial data presented in this prospectus for each of those annual periods and for earlier annual periods (other than U.S. GAAP data for such periods) have not been restated.

      PROPOSED ACQUISITION OF FERROSUR BY FERROMEX

      Ferrocarril Mexicano, S.A. de C.V. ("Ferromex") and Ferrocarril del Sureste, S.A. de C.V. ("Ferrosur") recently announced that they agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Comision Federal de Competencia de Mexico (the Mexican Antitrust Commission) objecting to the proposed acquisition on the grounds that it would limit competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it has notified Ferromex that it denied authorization to consummate the acquisition on antitrust grounds. Ferromex filed an appeal for review of the order, and on September 18, 2002, the Mexican Antitrust Commission confirmed its ruling denying authorization to consummate the acquisition. Ferromex may request the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission.

      NEW BANK FACILITIES

     On September 17, 2002, we entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250.0 million in order to refinance our commercial paper program. One of the facilities consists of a two-year commercial paper facility in the amount of $122.0 million, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows us to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with our other senior unsecured indebtedness. The commercial paper facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. The other new bank facility is a four-year term loan in the amount of $128.0 million. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank at least pari passu with our other senior unsecured indebtedness. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. There is currently $122.0 million outstanding under the commercial paper facility and $128.0 million outstanding under the term loan facility.

      VAT AWARD

      On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in our favor on a value added tax ("VAT") claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to us. By a unanimous decision, the Federal Court vacated a prior judgment of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court voted in the same manner as its earlier ruling against us. As of the date of this prospectus, we have not been served with this judgment and do not know the details of its contents. However, the Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. We intend to challenge the ruling of the Fiscal Court through all appropriate legal means and believe that we will prevail. In the event we prevail, a third party who can establish that its rights have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against us. However, we do not believe that any third party's rights would be improperly affected and believe that we would prevail in any such action.

      The face value of the VAT certificate at issue is approximately $206.0 million, and the amount of any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable from time to time since that date.

      Based upon the September 25 decision of the Federal Court, which we believe is a final decision, our unaudited interim financial statements for the quarter ended September 30, 2002 reflected a $534.4 million after tax gain related to the VAT refund, and a net account receivable of $822.0 million. In light of the potential additional judicial proceedings created by the Fiscal Court's decision, which may extend the timing of recovery, and in accordance with IAS, we have determined to restate our unaudited interim financial statements for the three and nine month periods ended September 30, 2002 to reverse the previously recorded receivable from the Mexican government related to the VAT refund. We will continue to evaluate future developments in the case to determine when it would be appropriate to recognize that VAT refund.

      The effect of the restatement is to reduce our net income for the three and nine months ended September 30, 2002 from a net income of $519.3 million and $543.4 million, respectively, to a net loss of $13.5 million and net income of $10.6 million, respectively. The restatement has no effect on our cash flow or liquidity position.

      OPERATIONAL RESULTS FOR THE THIRD QUARTER OF 2002 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2002

      On October 29, 2002, we announced the operational results of Grupo TFM and its consolidated subsidiaries (including TFM and Mexrail) for the third quarter of 2002 and the nine months ended September 30, 2002. On December 20, 2002, we restated our interim financial statements for the third quarter of 2002 and the nine months ended September 30, 2002, reversing the previously recorded receivable from the Mexican government related to the VAT refund. See "Recent Developments -- VAT Award." Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in TFM.
Consequently, the consolidated operational results of Grupo TFM are not materially different from the operational results of TFM. The operational results of TFM alone are not currently published on a quarterly basis.

      The following tables present the restated (1) unaudited consolidated results of operations and cash flows data of Grupo TFM for the three-month and nine-month periods ended September 30, 2001 and 2002 and (2) unaudited consolidated balance sheet data of Grupo TFM as of December 31, 2001 and September 30, 2002. The financial information presented below, which was published on December 20, 2002, has not been restated to reflect the results of operations of Mexrail and the Texas Mexican Railway Company in prior periods and therefore includes their operational results only for the second and third quarters of 2002 and their balance sheet data as of September 30, 2002.

      Grupo TFM's financial statements are prepared in accordance with IAS, which differ in some respects from U.S. GAAP. See Note 12 to the audited financial statements and Note 5 to the unaudited financial statements included elsewhere in this prospectus for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income and stockholders' equity as of December 31, 1999, 2000 and 2001 and for each of the three years then ended, and as of June 30, 2001 and 2002 and for each of the six-month periods then ended, respectively.

                                                 THREE MONTHS ENDED            NINE MONTHS ENDED
                                                    SEPTEMBER 30,                 SEPTEMBER 30,
                                             -----------------------        -----------------------
                                               2001          2002(1)          2001          2002(1)
                                             ---------     ---------        ---------     ---------
                                                            (IN THOUSANDS OF DOLLARS)
                                                                  (UNAUDITED)
RESULTS OF OPERATIONS DATA (IAS):
Transportation revenues .................    $ 168,036     $ 175,304        $ 495,982     $ 519,091
                                             ---------     ---------        ---------     ---------
Operating expenses ......................     (107,581)     (115,906)        (322,129)     (336,731)

Depreciation and amortization ...........      (19,394)      (20,716)         (57,659)      (61,124)
                                             ---------     ---------        ---------     ---------
Total operating expenses ................     (126,975)     (136,622)        (379,788)    (397,855)
                                             ---------     ---------        ---------     ---------

Operating income ........................       41,061        38,682          116,194       121,236
                                             ---------     ---------        ---------     ---------

Other (expense) income - net ............       (3,969)         (219)          45,777        (7,479)
                                             ---------     ---------        ---------     ---------
Interest (expense) - net ................      (20,404)      (27,130)         (63,198)      (68,301)
Exchange loss - net .....................       (7,161)       (3,085)          (3,005)      (14,397)
                                             ---------     ---------        ---------     ---------
Net comprehensive financing cost ........      (27,565)      (30,215)         (66,203)      (82,698)
                                             ---------     ---------        ---------     ---------

Income before taxes and minority interest        9,527         8,248           95,768        31,509
Deferred income tax .....................        7,100       (21,888)         (10,845)      (19,343)
                                             ---------     ---------        ---------     ---------
Income before minority interest .........       16,627       (13,640)          84,923        11,716

Minority interest .......................       (3,159)        2,710          (17,029)       (2,113)
                                             ---------     ---------        ---------     ---------
Net income for the period ...............    $  13,468     $ (10,930)          67,894     $   9,603
                                             =========     =========        =========     =========

(1) Includes results of operations of Mexrail and the Texas Mexican Railway Company for the second quarter and third quarter of 2002, as applicable.

(2) Includes income of $534.4 million which reflects the after-tax effect of the VAT refund.

                                                     DECEMBER 31,  SEPTEMBER 30,
                                                        2001          2002(3)
                                                     -----------   ------------
                                                      (IN THOUSANDS OF DOLLARS)
                                                                    (UNAUDITED)
BALANCE SHEET DATA (IAS):
Assets
Current assets
    Cash and cash equivalents ...................    $    52,786   $    41,921
    Accounts receivable - net ...................        219,939       195,737
    Due from Mexican government - net ...........         81,892             0
    Materials and supplies ......................         22,262        20,396
    Other current assets ........................          9,645        19,519
                                                     -----------   -----------
       Total current assets .....................        386,524       277,573

Concession, property and equipment - net .....         1,773,361     1,820,097
Other assets .................................            11,942        35,345
Deferred income tax ..........................           133,487       110,827
                                                     -----------   -----------
Total assets .................................       $ 2,305,314   $ 2,243,842
                                                     ===========   ===========
Liabilities and stockholders' equity
Current liabilities

    Short-term debt and capital lease obligations    $   264,936   $       281
    Accounts payable and accrued expenses .......         96,125       127,683
                                                     -----------   -----------
       Total current liabilities ................        361,061       127,964

    Long-term debt and capital lease obligations         573,075     1,022,859
    Other non-current liabilities ...............         20,769        27,084
                                                     -----------   -----------

       Total long-term liabilities ..............        593,844     1,049,943
                                                     -----------   -----------

Total liabilities .............................          954,905     1,177,907
                                                     -----------   -----------

Minority interest .............................          391,589       334,461
                                                     -----------   -----------

Stockholders' equity

    Capital stock ...............................        807,008       807,008
    Effect on purchase of subsidiary shares .....              0      (236,951)
    Retained earnings ...........................        151,812       161,417
                                                     -----------   -----------
       Total stockholders' equity ...............        958,820       731,474
                                                     -----------   -----------
  Total liabilities and stockholders' equity ....    $ 2,305,314   $ 2,243,842
                                                     ===========   ===========

                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          SEPTEMBER 30,               SEPTEMBER 30,
                                                    -----------------------     -----------------------
                                                      2001         2002(4)        2001         2002(5)
                                                    ---------     ---------     ---------     ---------
                                                                      (IN THOUSANDS OF DOLLARS)
                                                                             (UNAUDITED)
CASH FLOWS DATA (IAS):
Cash flows from operating activities:
   Net income for the period ...................    $  13,468     $ (10,930)    $  67,894      $ (9,603)
                                                    ---------     ---------     ---------      --------
   Adjustments to reconcile net income to net
    cash provided by operating activities:
     Depreciation and amortization .............       19,394        20,716        57,659        61,124
     Discount on senior discount debentures ....       11,638             0        33,686        22,560
     Amortization of deferred financing costs ..          965          (701)        2,534         3,555
     Other non-cash item .......................       (2,981)       20,500       (27,165)       25,544
     Changes in working capital ................        3,393       100,901       (29,765)       80,020
                                                    ---------     ---------     ---------      --------
     Total adjustments .........................       32,409       141,146        36,949       192,803
                                                    ---------     ---------     ---------      --------
Net cash provided by operating activities ......       45,877       130,486       104,843       202,406
                                                    ---------     ---------     ---------     ---------
Cash flows from investing activities:
   Investment in Mexrail .......................            0             0             0       (44,000)
   Acquisitions of property and equipment - net       (21,945)      (18,018)      (44,813)      (52,242)
   Sale of equipment ...........................          791           838           919         1,062
                                                    ---------     ---------     ---------     ---------
Net cash (used in) investing activities ........      (21,154)      (17,180)      (43,894)      (95,180)
                                                    ---------     ---------     ---------     ---------
Cash flows from financing activities:
   Proceeds from (payments of) commercial
     paper - net ...............................      (10,000)     (173,190)      (10,130)     (143,262)
   Proceeds from 12.50% Senior Notes due 2012 -
     net .......................................            0             0             0       152,656
   Proceeds from term loan facility ............            0       128,000             0       128,000
   Principal payments under capital lease
     obligations ...............................            0             0        (4,227)            0
   Acquisition of Grupo TFM shares .............            0      (256,130)            0      (256,130)
                                                    ---------     ---------     ---------     ---------
Net cash (used in) financing activities ........      (10,000)     (301,320)      (14,357)     (118,736)
                                                    ---------     ---------     ---------     ---------
Increase in cash and cash equivalents ..........       14,723      (188,014)       46,592       (11,510)
Cash and cash equivalents
   Beginning of period .........................       64,907       229,290        33,038        52,786
                                                    ---------     ---------     ---------     ---------
   End of period ...............................    $  79,630     $  41,276     $  79,630     $  41,276
                                                    =========     =========     =========     =========


(1) Includes results of operations of Mexrail and the Texas Mexican Railway Company.

(2) Includes results of operations of Mexrail and the Texas Mexican Railway Company only for the six months ended September 30, 2002.

(3) Includes balance sheet data of Mexrail and the Texas Mexican Railway
    Company.

(4) Includes cash flows data of Mexrail and the Texas Mexican Railway Company.

(5) Includes cash flows data of Mexrail and the Texas Mexican Railway Company only for the six months ended September 30, 2002.

      Third Quarter Results

      Grupo TFM experienced growth of 5.7% in the volume of traffic transported during the third quarter of 2002 despite the economic downturn and the absence of recovery in the level of Mexico's foreign trade. This growth reflected higher traffic volume in the intermodal, chemical, cement and mineral product segments. The continuing conversion of traffic from truck to rail transport was also a contributing factor. Although third quarter transportation revenues were adversely impacted by a 6.6% depreciation of the peso relative to the dollar, a change in traffic mix and a 4.0% lower average length of haul compared to the third quarter of 2001, consolidated net revenues for the third quarter of 2002 were $175.3 million, which represents an increase of $7.3 million or 4.3% from revenues of $168.0 million for the same period in 2001. Third quarter 2002 revenues include revenues of $12.1 million from the operations of Mexrail which have been consolidated in the financial statements of Grupo TFM since the beginning of the second quarter of 2002.

      Consolidated operating income for the third quarter of 2002 was $38.7 million, including a $1.3 million operating loss from Mexrail operations, and representing a decrease of $2.4 million from the third quarter of 2001. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2002 was 77.9% including Mexrail operations. The operating ratio was 75.5% without Mexrail. Operating expenses were reduced during the third quarter of 2002 as a result of continuing cost control measures and more efficient operations.

      Results for the Nine Months Ended September 30, 2002

      Consolidated net revenues for the nine months ended September 30, 2002 were $519.1 million, including $24.9 million from Mexrail operations during the second and third quarters of 2002 and representing an increase of $23.1 million or 4.7% from consolidated net revenues for the nine months ended September 30, 2001.

      Consolidated operating income for the nine months ended September 30, 2002 was $121.2 million, resulting in an operating ratio of 76.6% including Mexrail operations. The operating ratio was 75.1% without Mexrail.

      Interest Expense

      Net interest expense incurred in the nine months ended September 30, 2002 was $68.3 million, including $22.6 million of amortization of TFM's senior discount debentures and $7.0 million of interest payments by TFM on the outstanding notes. Grupo TFM recognized a $14.4 million foreign exchange loss resulting from the depreciation of the peso relative to the dollar.

      EBITDA

      EBITDA (as defined in our indentures) for the nine months ended September 30, 2002 was $185.8 million, compared to EBITDA of $178.6 million for the nine months ended September 30, 2001.

      Liquidity and Capital Resources

      As of September 30, 2002, the accounts receivable balance had decreased to $195.7 million from $219.9 million at December 31, 2001 mainly due to the recovery of interline accounts and the return by our shareholders of the dividend that was nullified. Outstanding trade receivables were below 30 days.

      Grupo TFM made capital expenditures of $18.0 million during the third quarter of 2002. Gross capital expenditures for the nine months ended September 30, 2002 were $52.2 million consisting of investments in the improvement of TFM and Mexrail rail lines, additions to operating capacity and intermodal terminals.

      As of September 30, 2002, Grupo TFM had an outstanding net debt balance of $981.2 million, including $122.0 million outstanding under TFM's commercial paper program and $128.0 million outstanding under TFM's new term loan facility and taking into account $41.9 million of cash and cash equivalents.

                         SUMMARY OF TFM AND OUR BUSINESS

      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic moving between Mexico, the United States and Canada. Our rail lines consist of 4,251 kilometers (2,641 miles) of main track. In addition, we have trackage rights entitling us to run our trains over 1,025 kilometers (637 miles) of track of other Mexican railroad operators.

      We commenced operations on June 24, 1997, after being awarded a 50-year concession by the Mexican government, renewable subject to certain conditions for an additional 50 years, to operate our rail lines, formerly known as the Northeast Rail Lines. Prior to our commencement of operations, our rail lines had not been operated as a stand-alone rail system but had been operated as an integrated part of FNM, the government-controlled Mexican rail operator. Our rail lines were the first to be privatized. Since 1997, most of the Mexican rail system has been privatized by the Mexican government.

      We are the exclusive provider of freight transportation services over our rail lines under the concession for the initial 30 years of our 50-year concession period, subject to certain trackage rights. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between the United States and Mexico at Laredo-Nuevo Laredo. We are the only Mexican railroad that serves the U.S.-Mexico border crossing at Laredo-Nuevo Laredo, which is the largest freight exchange point between the United States and Mexico. In addition, we serve three of Mexico's four primary seaports.

      Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the United States. Our customers include leading international and Mexican corporations. Approximately 82.3% of our revenue for the six months ended June 30, 2002 and 81.0% of our total revenues in 2001 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports. Imports into Mexico from the United States, Canada and overseas represented approximately 66.3% of our revenue for the six months ended June 30, 2002 and 55.4% of our total revenues in 2001, while exports from Mexico to the United States, Canada and overseas represented approximately 33.2% of our revenue for the six months ended June 30, 2002 and 25.5% of our total revenues in 2001.

      In 2001, our total revenues were $667.8 million, and our EBITDA was $240.1 million, representing a 1.0% decrease from 2000. Our EBITDA is calculated in accordance with the definition of "Consolidated EBITDA" set forth under "Description of the Exchange Notes." In the first six months of 2002, our total revenues were $357.1 million, and our EBITDA was $125.3 million, representing a 7.7% increase from 2001.

      TFM is owned 80.0% by Grupo TFM and 20.0% by the Mexican government. Grupo TFM acquired its equity interest in TFM, comprising 100.0% of TFM's unrestricted voting shares, in connection with the privatization of our rail lines. Grupo TFM is owned 38.5% by TMM Multimodal, a subsidiary of Grupo TMM, 36.9% by KCS, which owns The Kansas City Southern Railway Company, and, following our acquisition of the Mexican government's equity interest on July 29, 2002, 24.6% by TFM. Grupo TMM owns 100.0% of the voting shares of, and has a 96.6% economic interest in, TMM Multimodal.

BUSINESS STRATEGY

     Our business strategy is to increase our revenues by offering efficient and reliable service in order to recapture market share lost to the trucking industry during the period of government control of the rail system in Mexico, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. The key elements of our strategy are to:

      - Increase revenue growth by converting traffic from trucking to rail transport. Prior to privatization of the railroad system, the Mexican railroad industry lost significant market share of long-haul commodity shipments to the trucking industry due to the failure of FNM to provide efficient and reliable customer service, as well as the failure to provide specialized equipment necessary to transport certain types of products by rail. We believe that we have converted and will continue to convert traffic from trucking to rail transport in part because we offer (1) more reliable, punctual and safer customer-oriented rail service than that previously provided by FNM and (2) significant advantages over trucking. We have significantly reduced average transit times of our scheduled trains; reduced cargo theft from cars traveling on our routes through increased security and surveillance measures; increased our overall rail capacity by reducing the number of cars that remain in our rail yards; increased the capacity of our trains by increasing the average number of cars per train; and increased the average speed of trains on our system. In addition, we have added bi-level car carriers and double-stack container carriers to our fleet to serve the specialized needs of the automotive and intermodal sectors, respectively, and we operate unit trains dedicated to transporting fuels and other products for some of our major customers. Our ability to transport large volumes of bulk products of significant weight and density, including grain, steel, automotive products, cement, sugar, beer, coal, mineral products and chemicals, over extended distances with minimal operating personnel provides us with a competitive advantage over trucking as well as with attractive opportunities for expanding our business. In addition, Mexico has adopted certain international standards establishing stricter weight and dimension limitations for the trucking sector. We believe that these limits have increased the costs of trucking and have created an incentive for trucking companies to focus their efforts on the transport of low-volume, high-price products over shorter distances. This should allow us to strengthen our relative competitive position in other market sectors, particularly the transport of intermodal freight, paper products, finished automobiles and petrochemicals.

      - Exploit growth in Mexican foreign trade. We believe that growth in Mexican commerce, as well as expected growth in total trade flows, as a result of NAFTA, among other factors, should enable us to continue to increase our revenues. Mexican foreign trade increased at an average annual rate of 18.8% from 1992 to 2000, increasing by 15.1% in 1999 from 1998, and by 22.5% in 2000 from 1999.
            Notwithstanding a decrease of 4.1% in Mexican foreign trade in 2001 from 2000 as a result of the slowdown of the U.S. and global economies, we experienced an increase of 4.0% in revenues in 2001. The Mexican government estimates that foreign trade will grow in 2002, although at a slower rate than in past years mainly due to a decrease in exports to the United States as a result of the downturn in the U.S. economy. We expect to continue to participate significantly over the long term in the growth in NAFTA traffic between Mexico, the United States and Canada. We believe that our routes are integral to Mexico's foreign trade and that we are well-positioned to capitalize on trade expansion as a result of Mexico's free trade agreements with the European Union and other Latin American countries as well as NAFTA. We believe that NAFTA trade and other Mexican foreign trade will continue to grow over the long term.

      - Further improve operating efficiency and productivity. We continue developing operating initiatives to support our strategy, including the implementation of railroad operating practices in use on Class I U.S. and Canadian railroads, such as the computerization of operations management systems, the rationalization of train dispatching systems and employee training. We also intend to continue our investment plan, including leasing more railcars, maintaining our rail infrastructure to Class I railroad standards, making capital improvements on our secondary rail lines, building new freight yards and intermodal terminals, enhancing communications systems and leasing new intermodal facilities.

COMPETITIVE STRENGTHS

      We believe that we have the following key competitive strengths which will enable us to achieve our strategic objectives:


      - Exclusive concession to operate Mexico's primary rail corridor. Our concession gives us exclusive rights to provide freight transportation services over our rail lines for the initial 30 years of our 50-year concession, subject to certain trackage rights. Our core routes constitute a strategic portion of the shortest, most direct rail route between key industrial and commercial regions of Mexico and the southern, midwestern and eastern United States. We are the only Mexican railroad that serves Mexico's main border crossing with the United States at Laredo. In 2001, the majority of all rail and truck traffic, based on revenue, between the United States and Mexico crossed the border at Laredo- Nuevo Laredo. In addition, our rail system serves three of Mexico's four primary seaports at Veracruz and Tampico on the Gulf of Mexico and Lazaro Cardenas on the Pacific Ocean. Our rail routes link Mexico's most populated and industrialized regions to its most important border crossing with the United States. We serve 15 Mexican states and the cities of Monterrey and Mexico City. These areas collectively represented 68.5% of Mexico's total population in 2000 and accounted for over 73.1% of its estimated gross domestic product in 1999. We also expect to serve Guadalajara, Mexico's third largest city, through trackage rights.

      - Strategically positioned to capitalize on growth in Mexico's foreign trade. We believe that our routes are integral to Mexico's foreign trade. Our route structure enables us to benefit from growing trade resulting from the increasing integration of the North American economies through NAFTA. We are also well-positioned to capitalize on trade expansion as a result of Mexico's free trade agreements with the European Union and other Latin American countries. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers who wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets. At the U.S. border crossing at Laredo, we interchange directly with the Union Pacific Railroad and the Texas Mexican Railway Company, and through the Texas Mexican Railway Company we interchange with the rail networks of two other major U.S. railroads, the Burlington Northern and Santa Fe Railway Company and The Kansas City Southern Railway Company. Through these interchanges, we provide our customers with access to an extensive rail network in the United States and Canada through which they may distribute their products in North America and overseas. We have further streamlined the movement of NAFTA traffic over our rail lines by integrating the management and operations of the Texas Mexican Railway Company, which we acquired in March 2002, with those of TFM.

      - Solid customer base and long-term contracts with major customers. Our customers include major Mexican corporations and leading international corporations operating in Mexico. For example, in the industrial products segment, we transport beer exported to the United States by Grupo Modelo, S.A. de C.V. and Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V., the makers of "Corona" and "Dos Equis," respectively. In addition, we have a long-term contract with Organizacion Mabe Corporacion, S.A. de C.V. ("Mabe"), a major Mexican home appliance manufacturer that produces most of the gas and electric ranges sold in the United States under the "GE" brand, to transport all of its products exported to the United States. In the automotive products segment, we have long-term contracts to transport both finished automobiles and auto parts for General Motors, DaimlerChrysler, Chevrolet, Ford Motor Company and Volkswagen. We believe that we have built our customer base by offering reliable service and competitive rates. We have long-term contracts with all of our major customers.

      - Class I railroad operating practices. We have implemented railroad operating practices in use on Class I U.S. and Canadian railroads to reduce costs and enhance profitability. By upgrading our rolling stock and introducing state-of-the-art locomotives which comply with U.S. standards, our trains have been allowed to operate in the United States which has enabled us to interchange with major U.S. railroads. We continue developing operating initiatives such as the computerization of our operations, management and customer service systems, the rationalization of train dispatching and employee training.

      - Superior capital investment and improvement program. We are continuing the implementation of our capital expenditure and improvement program. From commencement of our operations through December 31, 2001, we made capital expenditures and improvements of $383.7 million to increase operating efficiencies, including capital improvements of approximately $30.0 million made by the Mexican government. We extensively overhauled the locomotives and rolling stock we acquired from the Mexican government. We completed the acquisition of 150 new, more powerful and fuel efficient locomotives under long-term leases in 2000 and 6,192 railcars under operating leases in 2001. We have also invested in our infrastructure. In addition to maintenance of equipment and track rehabilitation projects, we have extended rail sidings to permit longer trains to operate on our main route. We have more than doubled the railcar capacity of the international bridge at Nuevo Laredo and reduced congestion by conducting Mexican customs formalities at our new Sanchez freight yard in Nuevo Laredo rather than on the bridge itself. By equipping the trains on our main line with end-of-train devices (which monitor air pressure and railcar and hose connections) and installing infrared hot box detectors (which detect when an axle journal or bearing on a train is overheated) and other equipment along our routes, we have reduced the size of train crews from six to two, increased the efficiency of the operation and tracking of our locomotives and railcars and eliminated the need to stop trains intermittently for inspections. We have built and are leasing new intermodal facilities near the facilities of customers along our lines and have enlarged tunnels and raised or removed the electrified cable, or catenary, over a portion of our route to accommodate double-stack intermodal trains. We have opened new intermodal terminals to supplement our intermodal facilities.

OUR OFFICES

      Our principal executive offices are located at: Av. Periferico Sur No. 4829, 4to Piso, Col. Parques del Pedregal, C.P. 14010, Delegacion Tlalpan, Mexico, D.F. Mexico. Our telephone number is 011 525 55 447 5881.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

         Set forth below is a summary description of the terms of the exchange offer. We refer you to "The Exchange Offer" for a more complete description of the terms of the exchange offer.

Exchange Notes............    Up to $180.0 million aggregate principal amount of
                              our 12.50% Senior Notes due 2012. The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that, because the offer of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

The Exchange Offer........    We are offering to exchange up to $180.0 million
                              aggregate principal amount of exchange notes for a like aggregate principal amount of outstanding notes. Outstanding notes may only be tendered in multiples of $100.0.

                              In connection with the private offering of the outstanding notes on June 13, 2002, we entered into a registration rights agreement, which grants holders of the outstanding notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under the registration rights agreement.

                              If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the outstanding notes.

Resale of Exchange Notes..    Based on existing interpretations by the staff of
                              the SEC set forth in interpretive letters issued to third parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

                              - you are acquiring the exchange notes in the ordinary course of your business;

                              -     at the time of the consummation of the
                                    exchange offer, you are not participating in, you do not intend to participate in and you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or exchange notes within the meaning of the Securities Act; and

                              -     you are not our "affiliate" within the
                                    meaning of Rule 405 under the Securities
                                    Act.

                              If any of the statements above are not true and you transfer any exchange notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your exchange notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

                              Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See "Plan of Distribution."

Consequences of Failure to
Exchange Outstanding Notes
for Exchange Notes........    If you do not exchange outstanding notes for
                              exchange notes, you will not be able to offer, sell or otherwise transfer your outstanding notes except:


                              -     in compliance with the registration
                                    requirements of the Securities Act or any other applicable securities laws;

                              - pursuant to an exemption from the securities laws; or

                              -     in a transaction not subject to the
                                    securities laws.

                              Outstanding notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after the completion of the exchange offer.

Expiration Date...........    The exchange offer will expire at 5:00 p.m., New
                              York City time, on ___________, 2002, unless extended. We do not currently intend to extend the exchange offer.

Interest on the Exchange
Notes.....................    Interest on the exchange notes will accrue at the
                              rate of 12.50% from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of the outstanding notes. No additional interest will be paid on outstanding notes tendered and accepted for exchange.

Conditions to Exchange
Offer.....................    The exchange offer is subject to customary
                              conditions, including that:

                              -     the exchange offer does not violate
                                    applicable law or any applicable
                                    interpretations of the SEC staff;

                              - the outstanding notes are validly tendered in accordance with the exchange offer;

                              - no action or proceeding would impair our ability to proceed with the exchange offer; and

                              - any governmental approval has been obtained, that we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

Procedures for Tendering
Outstanding Notes.........    If you wish to accept the exchange offer, you must
                              complete, sign and date the letter of transmittal accompanying this prospectus and mail or otherwise deliver it, together with your outstanding notes to be exchanged and any other required documentation to The Bank of New York, the exchange agent, at the address specified on the cover page of the letter of transmittal.
                              Alternatively, if your outstanding notes are held through DTC, you can tender your outstanding notes through DTC by following the procedures for book-entry transfer. See "The Exchange Offer --
                              Book Entry Transfer." Questions regarding the tender of outstanding notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in "The Exchange
                              Offer -- Exchange Agent." See "The Exchange Offer
                              -- Procedures for Tendering" and "The Exchange
                              Offer -- Guaranteed Delivery Procedures."

Guaranteed Delivery
Procedures................    If you wish to tender your outstanding notes and
                              you cannot deliver the required documents to the exchange agent by the expiration date, you may tender your outstanding notes according to the guaranteed delivery procedures described under the heading "The Exchange Offer -- Guaranteed Delivery
                              Procedures."

Acceptance of Outstanding
Notes and Delivery of
Exchange Notes............    We will accept for exchange all outstanding notes
                              that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the exchange notes promptly following the expiration date.

Withdrawal Rights.........    You may withdraw the tender of your outstanding
                              notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in "The Exchange Offer --
                              Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. See "The Exchange
                              Offer -- Withdrawal of Tenders."

Taxation..................    We believe that the exchange of outstanding notes
                              for exchange notes should not be a taxable transaction for U.S. federal income tax purposes.
                              For a discussion of certain other U.S. and Mexican federal tax considerations relating to the exchange of the outstanding notes for the exchange notes and the purchase, ownership and disposition of the exchange notes, see "Taxation."

Exchange Agent............    The Bank of New York is the exchange agent. The
                              address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange
                              Offer -- Exchange Agent" and on the inside back cover of this prospectus.

Use of Proceeds...........    We will not receive any proceeds from the issuance
                              of the exchange notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuance of the outstanding notes.

                   SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

      The terms of the exchange notes and the outstanding notes are identical in all material respects, except that, because the offer of the exchange notes will have been registered under the Securities Act, the exchange notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

Issuer....................    TFM, S.A. de C.V.

Notes Offered.............    Up to $180.0 million aggregate principal amount of
                              12.50% Senior Notes due 2012 which have been registered under the Securities Act.

Maturity..................    June 15, 2012.

Interest Payment Dates....    Interest on the exchange notes is payable in cash
                              on June 15 and December 15 of each year, beginning
                              December 15, 2002.

Taxation..................    Subject to certain exceptions, we will pay
                              Additional Amounts (as defined under "Description of the Exchange Notes") so that the net amount received by each holder of exchange notes after the payment of any Mexican withholding tax will be equal to the amount that would have been received by each such holder if no such withholding tax had been payable.

Optional Redemption.......    At any time on or after June 15, 2007 we may, at
                              any time or from time to time, redeem any of the exchange notes at our option, in whole or in part, in cash at the redemption prices set forth in this prospectus together with any accrued and unpaid interest to, but excluding, the redemption date.
                              In addition, we may at our option redeem the exchange notes at any time at 100.0% of the principal amount of the exchange notes and any accrued interest, if the Mexican withholding tax rate on payments of interest in respect of the exchange notes is increased, as a result of a change in Mexican law, to a rate in excess of 4.9%. The exchange notes are not otherwise subject to redemption prior to maturity.

Change of Control.........    Upon a Change of Control (as defined under
                              "Description of the Exchange Notes"), we will be required to make an offer to purchase the exchange notes. The purchase price will be equal to 101.0% of their principal amount, plus accrued interest
                              (if any) to the date of repurchase.

Ranking...................    The exchange notes will rank equally with our
                              other unsecured senior indebtedness (including but not limited to the existing notes) and will rank junior to any of our secured indebtedness to the extent of the assets secured thereunder.

                              As of October 31, 2002, we had total indebtedness of $1,023.1 million, consisting of senior unsecured indebtedness under the existing notes, our new bank facilities (our commercial paper program and our term loan facility), obligations under capital leases and the outstanding notes. We have no secured indebtedness.


Certain Covenants.........    The indenture under which the outstanding notes
                              were issued and the exchange notes will be issued
                              (the "indenture") contains covenants that, among other things, restrict our ability to:

                              -     incur indebtedness;

                              - pay dividends or make other distributions in respect of our stock;

                              -     make certain other restricted payments;

                              -     issue guarantees;

                              -     sell certain assets;

                              -     create liens;

                              -     engage in sale-leaseback transactions; and

                              -     engage in mergers, divestitures and
                                    consolidations.

                              However, these limitations are subject to a number of important qualifications and exceptions. See "Description of the Exchange Notes -- Covenants."

Form and Denomination.....    The exchange notes will be issued in fully
                              registered book-entry form, and only in integral multiples of $100.0.

Listing...................    We intend to apply to list the exchange notes on
                              the Luxembourg Stock Exchange; however, the exchange notes are not yet listed. The exchange notes are a new issue of securities with no established trading market.

Governing Law.............    The indenture is and the exchange notes will be
                              governed by New York law.

Risk Factors..............    See "Risk Factors" and the other information in
                              this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

Trustee and Paying Agent..    The Bank of New York is the Trustee and Paying
                              Agent for the exchange notes.


                ACQUISITION OF THE MEXICAN GOVERNMENT'S INTEREST

     The successful completion of the consent solicitation and the offering and sale of the outstanding notes allowed us to purchase the equity interest in Grupo TFM acquired by the Mexican government in connection with the financing of the privatization of our rail lines in June 1997. We acquired the Mexican government's equity interest on July 29, 2002. As a result of the consummation of the consent solicitation, the offering and sale of the outstanding notes and the acquisition, we achieved certain benefits described below.

THE CALL OPTION

     The call option was granted by the Mexican government to the original shareholders of Grupo TFM pursuant to an agreement, dated June 9, 1997 (the "call option agreement"), among FNM, the original shareholders and Grupo TFM. The call option was originally held by the principal shareholders. Under the call option, each principal shareholder had an option to acquire, directly or indirectly, a pro rata portion of the call option shares based on that shareholder's equity ownership of Grupo TFM. Pursuant to the terms of the call option agreement, the shareholders were entitled to appoint a subsidiary to purchase the call option shares. The call option could be exercised at any time on or before July 31, 2002.

      The call option shares consist of 2,478,470 Series L-1 Shares of Grupo TFM which have restricted voting rights and represent 24.6% of Grupo TFM's total shareholders' equity. All of the call option shares were originally held by FNM. In accordance with the call option agreement, on April 5, 2001, FNM transferred 801,536, or 32.3%, of its shares to Nafin, a Mexican national credit institution and development bank, as trustee of a trust established to provide retirement benefits for former FNM employees. Under the agreement between FNM and Nafin (the "stock transfer agreement"), Nafin expressly assumed the obligations of FNM under the call option agreement with respect to the shares transferred to the trust.

      The aggregate purchase price for the call option shares was $256.1 million, which was financed with (i) the net proceeds from the sale of the outstanding notes and (ii) $85.2 million (based on the applicable peso-dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our transfer to the government of the redundant La Griega-Mariscala track in February 2001, together with cash from our operations. For more information about the La Griega-Mariscala track, see "The Concession -- Equity Interest of the Mexican Government; Negotiation of Certain Related Matters." Under the call option agreement, the purchase price per share upon exercise of the call option is equal to the dollar equivalent of the price per share paid by the Mexican government at the peso-dollar exchange rate for satisfying foreign currency obligations paid in Mexico as published by Banco de Mexico in the Diario Oficial de la Federacion on June 23, 1997, adjusted annually on a compounded basis at the interest rate payable on one-year U.S. Treasury obligations.

EXERCISE OF THE CALL OPTION AND OUR APPOINTMENT AS PURCHASER

      Under the call option agreement, the call option could be exercised by a principal shareholder or its designee by delivering a written exercise notice to FNM, at least 60 days prior to the proposed closing date, specifying the number of shares to be acquired, the closing date proposed and the purchase price calculated in accordance with the formula set forth in the agreement as described above. On the specified closing date, FNM was required to deliver the designated shares against payment of the purchase price by the principal shareholder or its designee.

      The principal shareholders exercised the call option and appointed us as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. We acquired the call option shares on July 29, 2002.

      Pursuant to the Grupo TFM by-laws, prior to the transfer of the call option shares to us, the call option shares were exchanged by FNM and Nafin for Series L Shares of Grupo TFM with more restricted voting rights.

      The board of directors and shareholders of TFM and the shareholders of Grupo TFM authorized the consent solicitation, the offering and sale of the outstanding notes and our purchase of the call option shares.

BENEFITS ASSOCIATED WITH THE ACQUISITION

      As a result of the acquisition of the call option shares, we:

      - Achieved certain financial benefits. Under our agreement with the Mexican government, the exercise of the call option entitled us to receive payment from the Mexican government for the transfer by us to the government of the La Griega-Mariscala track upon the consummation of our purchase of the call option shares on July 29, 2002 rather than on October 31, 2003. Furthermore, as a result of the exercise of the call option, we were able to take advantage of a favorable peso-dollar exchange rate, because the amount owed to us by the Mexican government was denominated in pesos. Also, our acquisition of the call option shares, with the corresponding decrease in shareholders' equity coupled with the additional indebtedness we incurred in connection with the sale of the outstanding notes, has resulted in an increased debt-to-equity ratio, which decreased our weighted average cost of capital.

      - Reduced the Mexican government's ownership of and involvement in our business. Our acquisition of the call option shares has reduced the Mexican government's overall ownership of our business and involvement in our operations. As a result of our acquisition of the Mexican government's indirect 24.6% equity interest in Grupo TFM (which owns 80.0% of TFM), the Mexican government's ownership is limited to its direct 20.0% equity interest in TFM. With respect to its interest in both TFM and Grupo TFM, the Mexican government previously had the right to appoint one director to the board of directors of each company and to vote in shareholder meetings on a number of corporate matters including mergers or spin-offs, certain acquisitions and the granting of certain guarantees and loans. As a result of our acquisition of the call option shares, the Mexican government is no longer represented on Grupo TFM's board of directors. Accordingly, since our by-laws provide that certain material transactions of TFM must be authorized in advance by the board of directors of Grupo TFM, the Mexican government no longer is entitled to vote on a number of corporate matters that may be material to TFM's business and achievement of our strategic objectives.

      The following diagrams reflect the general ownership structure of TFM and Grupo TFM before and after the acquisition by TFM on July 29, 2002 of the 24.6% equity interest in Grupo TFM held indirectly by the Mexican government.

                                  [FLOW CHART]

--------------
*  Through its wholly owned subsidiaries.

** Without giving effect to the additional indirect interest created by the interest in Grupo TFM held by TFM.

                             SUMMARY FINANCIAL DATA

      The following tables present summary audited financial data of TFM for the period from June 24, 1997 (commencement of operations) through December 31, 1997 and for each of the years ended December 31, 1998, 1999, 2000 and 2001 and unaudited financial data as of and for each of the six-month periods ended June 30, 2001 and 2002. We derived the summary financial data for the years ended December 31, 1999, 2000 and 2001 from the audited financial statements of TFM, on which PricewaterhouseCoopers, S.C., independent accountants, have reported and which are included elsewhere in this prospectus, with the exception of the balance sheet data for 1999, which was derived from the audited financial statements of TFM and which are not included in this prospectus. We derived the summary financial data for the period from June 24, 1997 through December 31, 1997 and the year ended December 31, 1998 from the audited financial statements of TFM not included in this prospectus. We derived the summary unaudited financial data as of and for the six months ended June 30, 2001 and 2002 from the unaudited financial statements of TFM included elsewhere in this prospectus.

      On March 27, 2002, we acquired all of the capital stock of Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, for an aggregate purchase price of $64.0 million. As a result, Mexrail and the Texas Mexican Railway Company became consolidated subsidiaries of TFM.

      Under IAS, the purchase of Mexrail by TFM will be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM will be recorded at their historical cost. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition only upon completion of the year or of the interim period in which the acquisition occurred. Since the acquisition occurred in the six-month period ended June 30, 2002, our unaudited financial statements for the six months ended June 30, 2002 and 2001 included in this prospectus and all other financial data (including U.S. GAAP data) presented in this prospectus for each of those six-month periods have been restated to reflect the operational results and financial condition of Mexrail, in the case of the six months ended June 30, 2002, consolidated with those of TFM, and, in the case of the six months ended June 30, 2001, combined with those of TFM, as if the reorganization had occurred on January 1 of the corresponding period. In addition, our annual financial statements for the years ended December 31, 2002, 2001 and 2000 will be similarly restated when they are prepared. However, our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 included in this prospectus and all other financial data presented in this prospectus for each of those annual periods and for earlier annual periods (other than U.S. GAAP data for those periods) have not been restated.

      Under U.S. GAAP, the purchase of Mexrail by TFM would be accounted for as a transaction between entities under common control. Accordingly, for financial reporting purposes under U.S. GAAP, our financial statements for all periods presented in this prospectus (both audited annual periods and unaudited interim periods) would be restated at historical cost in a manner similar to a pooling of interests to reflect the operational results and financial condition of Mexrail combined with those of TFM for those prior periods in which Mexrail and TFM were under the common control of Grupo TMM. Therefore, all U.S. GAAP financial data included in our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 and all other U.S. GAAP financial data presented in this prospectus for each of those annual periods and for earlier annual periods have been restated to reflect the operational results and financial condition of Mexrail combined with those of TFM for each of the corresponding periods. However, pursuant to Financial Accounting Standards Board ("FASB") Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," the U.S. GAAP financial data for periods prior to the acquisition do not reflect any of the purchase accounting adjustments with respect to the portion of Mexrail acquired by TFM from KCS (as a party outside the control group) which will be accounted for as an acquisition rather than a transaction between entities under common control. On the other hand, these purchase accounting adjustments are reflected in our unaudited financial statements for the six months ended June 30, 2002 included in this prospectus, in all other financial data for this six-month period presented in this prospectus and in the unaudited pro forma financial information for the year ended December 31, 2001 included in this prospectus.

      The summary financial data presented below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of TFM included elsewhere in this prospectus.

      The financial statements have been prepared in accordance with IAS, which differ in some respects from U.S. GAAP. Note 12 to the audited financial statements and Note 5 to the unaudited financial statements provide a description of the principal differences between IAS and U.S. GAAP as they relate to TFM and a reconciliation to U.S. GAAP of net income and stockholders' equity as of December 31, 2000 and 2001 and for each of the three years then ended, and as of June 30, 2001 and 2002 and for each of the six months then ended, respectively.

                                       PERIOD FROM
                                      JUNE 24, 1997
                                      (COMMENCEMENT
                                     OF OPERATIONS)
                                        THROUGH                                                              SIX MONTHS ENDED
                                      DECEMBER 31,                   YEARS ENDED DECEMBER 31,                      JUNE 30,
                                     --------------     ----------------------------------------------      --------------------
                                          1997           1998         1999         2000         2001         2001        2002(1)
                                        -------         -------      -------      -------      -------      -------      -------
                                                         (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS DATA (IAS):

Transportation revenues ........      $ 205,755       $ 431,272    $ 524,541    $ 640,558    $ 667,826    $ 357,090    $ 357,098
Operating expenses .............        192,640         367,677      400,506      472,879      510,762      282,758      274,855
                                        -------         -------      -------      -------      -------      -------      -------
Operating income ...............         13,115          63,595      124,035      167,679      157,064       74,332       82,243
Other (expenses) income-net ....         (1,192)         (9,156)      (5,469)     (24,281)      33,323       49,167       (6,953)
Net comprehensive financing cost        (50,435)       (110,558)    (101,624)    (108,694)     (79,750)     (38,556)     (52,550)
                                        -------         -------      -------      -------      -------      -------      -------
(Loss) income before benefit
(expense) for deferred income
taxes ..........................        (38,512)        (56,119)      16,942       34,704      110,637       84,943       22,740
Deferred income tax benefit
(expense) ......................          6,671          68,313       43,176       17,826       (4,572)     (16,407)       1,407
                                        -------         -------      -------      -------      -------      -------      -------
Net (loss) income for the period      $ (31,841)      $  12,194    $  60,118    $  52,530    $ 106,065    $  68,536    $  24,147
                                        =======         =======      =======      =======      =======      =======      =======
Net (loss) income for the period
per share(1) ...................      $ (0.0230)      $  0.0088    $  0.0434    $   0.038    $  0.0766    $  0.0495    $  0.0174
                                        =======         =======      =======      =======      =======      =======      =======
Ratio of earnings to fixed
charges(2) .....................             --              --         1.1x         1.3x         2.1x         2.6x         1.4x

                                      PERIOD FROM
                                     JUNE 24, 1997
                                     (COMMENCEMENT
                                    OF OPERATIONS)
                                       THROUGH                                                                  SIX MONTHS ENDED
                                     DECEMBER 31,                    YEARS ENDED DECEMBER 31,                        JUNE 30,
                                    --------------       ----------------------------------------------      ----------------------
                                        1997              1998         1999         2000         2001         2001         2002(1)
                                       -------           -------      -------      -------      -------      -------      ---------
                                                             (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA (IAS):
Total assets .....................  $ 2,651,089       $ 2,716,146   $ 2,731,693  $ 2,758,913  $ 2,912,845  $ 2,903,753  $ 3,125,535
Total debt and capital lease
obligations(3) ...................      837,097           883,944       854,247      815,551      838,011      839,534    1,068,176
Total liabilities ................      924,048           976,911       932,340      907,030      954,897      957,408    1,183,530
Capital stock ....................    1,758,882         1,758,882     1,758,882    1,758,882    1,758,882    1,758,882    1,758,882
Total stockholders' equity .......  $ 1,727,041       $ 1,739,235   $ 1,799,353  $ 1,851,883  $ 1,957,948  $ 1,946,345  $ 1,942,005
                                    -----------       -----------   -----------  -----------  -----------  -----------  -----------

U.S. GAAP DATA:

Transportation revenues ..........  $   224,156       $   479,466  $    574,567  $   695,425  $   720,627  $   357,090  $   357,098
Operating expenses ...............      213,956           412,107       457,245      549,431      516,297      229,180      266,066
Operating income .................       10,200            67,359       117,322      145,994      204,330      127,910       91,012
Other (expenses) income -- net ...        1,060            (1,942)        1,080          546      (20,099)     (11,203)      (5,957)
Net comprehensive financing cost .      (50,626)         (111,258)     (102,555)    (108,937)     (80,613)     (38,556)     (51,617)

(Loss) income before deferred
income taxes .....................      (39,366)          (48,841)       15,847       37,603      103,618       78,151       34,374

Deferred income tax benefit
(expense) ........................        6,659            42,396       (10,545)      15,960       (9,805)     (23,334)      37,768
                                    -----------       -----------   -----------  -----------  -----------  -----------  -----------

Net (loss) income for the period .  $   (32,707)      $    (6,445)  $     5,302  $    53,563  $    93,813  $    54,817  $    72,142
Net (loss) income for the period
per share(1) .....................      (0.0236)          (0.0047)       0.0038       0.0387       0.0678       0.0396       0.0521
Total assets .....................    2,699,050         2,769,531     2,717,718    2,738,017    2,881,573    2,823,905    3,116,795
Total stockholders' equity .......    1,726,259         1,752,814     1,758,116    1,811,680    1,905,493    1,866,497    1,933,264
Ratio of earnings to fixed
charges(2) .......................         --                --            1.1x         1.3x         2.0x          2.5x         1.7x

------------
(1) Based on the weighted average number of shares outstanding which was 1,383,987,505 for TFM and 10,063,570 for Grupo TFM for all periods presented. Basic and fully diluted shares were the same for all periods presented.

(2) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges are determined by adding interest expense, amortization of deferred financing costs and one third of rent expense which is considered interest expense. Earnings were insufficient to cover fixed charges for the period from June 24, 1997 (commencement of operations) through December 31, 1997 and for the year ended December 31, 1998.

(3)   Includes short- and long-term debt.

                                  RISK FACTORS

      An investment in the exchange notes being offered by this prospectus involves a high degree of risk. In general, investing in the securities of issuers in emerging market countries, such as Mexico, involves a higher degree of risk than investing in the securities of U.S. issuers.

      If any of the events described in the following risk factors actually occurs, our business, operating results, financial condition or ability to pay principal, premium, if any, or interest on the exchange notes could be materially adversely affected. In that event, you may lose all or part of your investment. You should carefully consider the following factors and other information in this prospectus before deciding to invest in the exchange notes.

      This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

FACTORS RELATING TO TFM

      OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT SECURITIES AND TO OPERATE OUR BUSINESS.

      We have a substantial amount of debt and significant debt service obligations. As of October 31, 2002, we had total outstanding indebtedness of $1,023.1 million, consisting of senior unsecured indebtedness under the existing notes, the outstanding notes, obligations under capital leases and our new bank facilities (our commercial paper program and our term loan facility). We have no secured indebtedness. Our shareholders' equity was $1,659.6 million as of October 31, 2002, resulting in a debt to equity ratio of 61.6%. In addition, we may incur more debt, subject to the restrictions contained in the indentures governing the existing notes and the outstanding notes and the credit agreements governing our new commercial paper program and term loan facility. As of October 31, 2002, there was $122.0 million outstanding under the commercial paper facility and $128.0 million outstanding under the term loan facility.

      Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements, including the following:

      - we will have to dedicate a substantial portion of our cash flow from operations to the payment of principal, premium, if any, or interest on our debt, which will reduce funds available for other purposes;

      - we may not be able to fund capital expenditures, working capital and other corporate requirements;

      - we may not be able to obtain additional financing, or to obtain it at acceptable rates;

      - our ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and we may be vulnerable to additional risk if there is a downturn in general economic conditions or our business;

      - we may be exposed to risks in exchange rate fluctuations, because any devaluation of the peso would cause the cost of our dollar-denominated debt to increase; and

      - we may be at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do.

      In addition, the notes issued under our new commercial paper program generally have maturities of less than 180 days, so we must either repay them or refinance them by issuing and selling new commercial paper notes on an ongoing basis. Our commercial paper program terminates on September 17, 2004 (unless extended), so we must either repay, replace, refinance or extend the program at that time. We may be unable to refinance our commercial paper program or we may not have sufficient cash to repay this debt when it becomes due. These events could result in a default under the respective indentures governing the existing notes and the outstanding notes as well as the agreements governing our commercial paper program.

      FAILURE TO COMPLY WITH RESTRICTIVE COVENANTS IN OUR EXISTING CONTRACTUAL ARRANGEMENTS COULD ACCELERATE OUR REPAYMENT OBLIGATIONS UNDER OUR DEBT.

      The indentures relating to the existing notes and the outstanding notes and the credit agreements relating to our new bank facilities contain a number of restrictive covenants, and any additional financing arrangements we enter into may contain additional restrictive covenants. The credit agreements relating to our bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the existing notes and the outstanding notes, including certain financial covenants which require us to maintain specified financial ratios. Any breach of these covenants could result in a default under the indentures and the credit agreements. These covenants restrict or prohibit many actions, including our ability to:

      -     incur debt;

      -     create or suffer to exist liens;

      -     make prepayments of particular debt;

      -     pay dividends;

      -     make investments;

      -     engage in transactions with stockholders and affiliates;

      -     issue capital stock;

      -     sell certain assets; and

      - engage in mergers and consolidations or in sale-leaseback transactions.

      If we fail to comply with these restrictive covenants, our obligation to repay the existing notes and the exchange notes or our other debt may be accelerated. In addition, a default under these covenants could affect our ability to refinance our commercial paper program.

      WE MAY BE UNABLE TO GENERATE SUFFICIENT CASH TO SERVICE OR REFINANCE OUR DEBT.

      Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control.

      We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to pay our debt or to fund our other liquidity needs.

      If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, beyond our control. We may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to meet our debt obligations. Our indentures and the credit agreements related to our new bank facilities limit our ability to take certain of these actions. Our failure to successfully undertake any of these actions or to earn enough revenues to pay our debts, or significant increases in the peso cost to service our dollar-denominated debt, could materially and adversely affect our business or operations.

      OUR BUSINESS IS CAPITAL INTENSIVE AND WE MUST MAKE SIGNIFICANT ADDITIONAL CAPITAL EXPENDITURES; FAILURE TO MAKE SUCH ADDITIONAL CAPITAL EXPENDITURES COULD RESULT IN THE REVOCATION OF OUR CONCESSION.

      Our business is capital intensive and requires substantial ongoing expenditures for, among other things, improvements to roadway, structures and technology, acquisitions, leases and repair of equipment and maintenance of our rail system. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers. In addition, our railroad concession from the Mexican government requires us to make investments and undertake capital projects, including capital projects described in a business plan filed every five years with the Mexican government. We may defer capital expenditures with respect to our five-year business plan with the permission of the Secretaria de Comunicaciones y Transportes (Ministry of Communications and Transports or "Ministry of Transportation"). However, the Ministry of Transportation might not grant this permission, and our failure to comply with our commitments in our business plan could result in the Mexican government revoking the concession.

      In 1999, 2000 and 2001, we made capital expenditures of $49.4 million, $65.3 million and $66.4 million, which represented 9.4%, 10.2% and 9.9% of our transportation revenues for each of those years, respectively. For the six month periods ended June 30, 2001 and 2002, we made capital expenditures of $33.2 million and $33.5 million, which represented 9.3% and 9.4% of our transportation revenues for each such period, respectively. We expect to make capital expenditures for the years ended 2002 and 2003 in an amount equal to approximately 12.0% of our transportation revenues on an annual basis. These capital expenditures include the expenses we expect to incur for the rehabilitation and improvement of our secondary rail lines and the construction of new intermodal terminals near the manufacturing plants of our automotive customers. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us. If financing is available, it may not be obtainable on terms acceptable to us and within the limitations contained in the indentures and other agreements relating to our debt. If we are unable to complete our planned capital improvements projects, our ability to accommodate increases in our traffic volumes or service our existing customers may be limited or impaired, and the Mexican government could revoke our concession.

      SIGNIFICANT COMPETITION FROM TRUCKS AND OTHER RAILROADS, AS WELL AS LIMITED COMPETITION FROM THE SHIPPING INDUSTRY, COULD ADVERSELY AFFECT OUR FUTURE FINANCIAL PERFORMANCE.

      We face significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. The trucking industry is our primary competition. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling.

      The trucking industry is our primary competition. In February 2001, a NAFTA tribunal ruled in an arbitration between the United States and Mexico that the United States must allow Mexican trucks to cross the border and operate on U.S. highways. NAFTA called for Mexican trucks to have unrestricted access to highways in the U.S. border states by 1995 and full access to all U.S. highways by January 2000. However, the United States has not followed the timetable because of concerns over Mexico's trucking safety standards. On March 14, 2002, as part of its agreement under NAFTA, the U.S. Department of Transportation issued safety rules that allow Mexican truckers to apply for operating authority to transport goods beyond the 20-mile commercial zones along the U.S.-Mexico border. These safety rules require Mexican carriers seeking to operate in the United States to pass, among other things, safety inspections, obtain valid insurance with a U.S.

registered insurance company, conduct alcohol and drug testing for drivers and obtain a U.S. Department of Transportation identification number. Mexican commercial vehicles with authority to operate beyond the commercial zones will be permitted to enter the United States only at commercial border crossings and only when a certified motor carrier safety inspector is on duty. It is expected that the border will be opened to these Mexican carriers in 2002. Given these recent developments, we cannot assure you that truck transport between Mexico and the United States will not increase substantially in the future. Such an increase could affect our ability to continue converting traffic to rail from truck transport because it may result in an expansion of the availability, or an improvement of the quality, of the trucking services offered in Mexico.

      Since a key element of our business strategy is to recapture market share lost to the trucking industry, our inability to successfully convert traffic to rail from truck transport would materially impair our ability to achieve our strategic objectives. There can be no assurance that we will have the ability to continue to convert traffic from truck to rail transport or that we will retain the customers that we have already converted. For example, in 2000 we lost a significant amount of the business we derive from a major customer, as this customer increased the use of trucks in its product distribution network.

      In addition to trucks, we face significant competition in some industry segments from other railroads, in particular Ferromex, which operates the Pacific-North Rail Lines. In particular, we have experienced, and continue to experience, competition from Ferromex with respect to the transport of grain, minerals and steel products. The Mexican government awarded a freight concession to operate the Pacific-North Rail Lines in June 1997 to a bidding group in which the Union Pacific Railroad is a minority investor and which formed Ferromex. The rail lines operated by Ferromex run from Guadalajara and Mexico City to four U.S. border crossings west of Laredo, Texas, providing a potential alternative to our routes for the transport of freight from those cities to the U.S. border. Ferromex directly competes with us in some areas of our service territory, including Tampico, Saltillo, Monterrey and Mexico City. Also in direct competition for traffic to and from southeastern Mexico is Ferrosur, which operates the Southeast Rail Lines. Ferrosur, like TFM, serves Mexico City, Puebla and Veracruz.

      Ferromex and Ferrosur are privately owned companies that may have greater financial resources than TFM. Among other things, this advantage may give them greater ability to reduce freight prices. Price reductions by competitors would make our freight services less competitive, and we cannot assure you that we would be able to match these rate reductions. For example, we have experienced, and continue to experience, aggressive price competition from Ferromex in freight rates for agricultural products which has adversely affected our results of operations. Our ability to respond to competitive measures by decreasing our prices without adversely affecting our gross margins and operating results will depend on, among other things, our ability to reduce our operating costs. Our failure to respond to competitive pressures, and particularly price competition, in a timely manner would have a material adverse effect on our results of operations.

      Under our concession, we must grant to Ferromex the right to operate over a north-south portion of our rail lines between Ramos Arizpe near Monterrey and the city of Queretaro that constitutes over 600 kilometers of our main track. Using these trackage rights, Ferromex may be able to compete with us over our rail lines for traffic between Mexico City and the United States. Our concession also requires us to grant rights to use certain portions of our tracks to Ferrosur and the "belt railroad" operated in the greater Mexico City area by the Ferrocarril y Terminal del Valle de Mexico, S.A. de C.V. ("Mexico City Railroad and Terminal"), thereby providing Ferrosur with more efficient access to certain Mexico City industries. As a result of having to grant trackage rights to other railroads, we must incur additional maintenance costs and also lose the flexibility of using our tracks at all times.

      Ferromex and Ferrosur recently announced that they agreed to the acquisition of Ferrosur by Ferromex. We filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it limits competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it notified Ferromex that it has denied authorization to consummate the acquisition on antitrust grounds. Ferromex filed an appeal for review of the order. On September 18, 2002, the Mexican Antitrust Commission confirmed its prior ruling denying authorization to consummate the acquisition. Ferromex may request the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission. If the acquisition were completed, the resulting railroad would operate the largest rail system in Mexico, and we cannot assure you that this would not have a material adverse effect on our operations, particularly on the revenues generated by our route between Mexico City and the port of Veracruz.

      In addition, in recent years, there has been significant consolidation among major North American rail carriers. The resulting merged railroads could attempt to use their size and pricing power to block other railroads' access to efficient gateways and routing options that are currently and have been historically available. We cannot assure you that further consolidation will not have an adverse effect on us.

      We also face limited competition from the shipping industry with respect to some products, including chemicals transported by barges and vessels from Gulf of Mexico ports in Texas and Louisiana.

      THE RATES FOR TRACKAGE RIGHTS SET BY THE MINISTRY OF TRANSPORTATION MAY NOT ADEQUATELY COMPENSATE US.

      Pursuant to our concession, we are required to grant rights to use portions of our tracks to Ferromex, Ferrosur and the Mexico City Railroad and Terminal. Both the concession and applicable law stipulate that Ferromex, Ferrosur and the Mexico City Railroad and Terminal are required to grant to us rights to use portions of their tracks.

      Our concession classifies trackage rights as short trackage rights and long-distance trackage rights. Although all of these trackage rights have been granted under our concession, no railroad has actually operated under the long-distance trackage rights because the means of setting rates for usage and other related terms of usage have not been agreed upon. Under the Ley Reglamentaria del Servicio Ferroviario (Law Regulating Railroad Services or "Mexican railroad services law and regulations"), the rates that we may charge for rights to use our tracks must be agreed upon in writing between us and the party to which those rights are granted. However, if we cannot reach an agreement on rates with rail carriers entitled to trackage rights on our rail lines, the Mexican government is entitled to set the rates using criteria including:

      - the costs of infrastructure maintenance and traffic control relating to the portion of our lines to be used by the other rail operator;

      -     the increment in costs due to interference with our operations;

      - the amortized capital investments, including the value of the concession, directly related to the affected lines; and

      - a reasonable profit calculated with reference to international railroad standards and reflecting investment conditions in Mexico.

      We and Ferromex have not been able to agree upon the rates each of us is required to pay the other for interline services and haulage and trackage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

      In September 2001, Ferromex filed a legal claim against us relating to the payments that we and Ferromex are required to make to each other for interline services and trackage and haulage rights. We believe that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to us by Ferromex exceed the amount of payments that Ferromex claims we owe to Ferromex for such services and rights. Accordingly, we believe that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the third civil court of Mexico City rendered its judgment in our favor. Ferromex may appeal the judgment, and we cannot predict whether will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented us from using certain short trackage rights which we have over a portion of its route running from Celaya to Silao, which is the site of a

General Motors plant from where we transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, we filed a counterclaim against Ferromex relating to these actions.

      In March 2002, the Ministry of Transportation issued its ruling in response to our request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. The Ministry of Transportation was silent with respect to rates for interline services and stated that rates for haulage services should be privately negotiated because these services are not established under any railroad concession. The trackage rights rates established by the Ministry of Transportation under the ruling are to become effective immediately, and we and Ferromex are directed to settle the amounts we owe one another for interline services and trackage and haulage rights within a period of 45 days after which we are to commence operating under long-distance trackage rights.

      Although the Ministry of Transportation's ruling establishes rates using the criteria set forth in the Mexican railroad services law and regulations, we are appealing the ruling on the grounds that it fails to establish rates for interline services and because we disagree with the methodology applied to the criteria in calculating the trackage rights rates. We are also requesting a suspension of the effectiveness of the ruling pending resolution of our appeal.

      We cannot predict whether we will ultimately prevail in this proceeding and whether the rates we are ultimately allowed to charge will be adequate to compensate us. We believe that, even if the rates established in the ruling go into effect and we and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on our results of operations. However, we cannot guarantee that our competitors' usage of our rail lines will not result in our losing business or that our losses will be offset by revenues generated from the payments for the rights to use our tracks. The occurrence of any of these events could have a material adverse effect on our results of operations. A separate ruling was issued confirming our right to the Celaya-Silao stretch of Ferromex track.

      RECENT TERRORIST ACTIVITIES IN THE UNITED STATES AND THEIR CONSEQUENCES COULD ADVERSELY AFFECT OUR OPERATIONS AND YOUR INVESTMENT IN THE EXCHANGE NOTES.

      As a result of the terrorist attacks in New York, Washington, D.C., and Pennsylvania on September 11, 2001, there was increased short-term market volatility, and there may be long-term effects on the U.S. and world economies and markets.

      Terrorist attacks may negatively affect our operations and your investment in the exchange notes. The continued threat of terrorism within the United States and abroad and the potential for military action and heightened security measures in response to such threat may cause significant disruptions to commerce throughout the world, including restrictions on cross-border transport and trade. In addition, related political events may cause a lengthy period of uncertainty that may adversely affect our business. There can be no assurance that there will not be further large-scale terrorist attacks. Political and economic instability in other regions of the world, including the United States and Canada, may also result and could negatively impact our operations. The consequences of terrorism and the responses thereto are unpredictable, and could have an adverse effect on our operations and your investment in the exchange notes.

      DOWNTURNS IN GLOBAL ECONOMIC CONDITIONS, IN THE U.S. ECONOMY, IN U.S.-MEXICO TRADE OR IN CERTAIN CYCLICAL INDUSTRIES IN WHICH OUR CUSTOMERS OPERATE HAVE ADVERSE EFFECTS ON OUR BUSINESS AND RESULTS OF OPERATIONS.

      We believe that traffic that crosses the U.S. border on our rail lines generates the majority of our freight revenue. As a result, the level and timing of TFM's business activity is, and will continue to be, strongly influenced by the level of U.S.-Mexican trade and the effects of NAFTA or other international trade agreements on such trade. Downturns in global economic conditions, in the U.S. or Mexican economy or in trade between the United States and Mexico will likely have adverse effects on our business and results of operations. Mexican exports to the United States of manufactured goods, beer, metals and minerals, automobiles, chemical and petrochemical products and other products, many of which we transport, are an important element of U.S.-Mexico trade. In addition, a significant portion of our business consists of imports into Mexico from the United States. The level of our business activity depends heavily on the U.S. and Mexican economies and markets, the relative competitiveness of Mexican and U.S. products at any given time and existing and new tariffs or other barriers to trade. For example, the recent downturn in the U.S. economy has had an adverse effect on our revenues in all product categories, particularly in the automotive and industrial segments. This downturn may continue and could worsen, thereby having a material adverse effect on our results of operations and our ability to meet our debt service obligations as described above.

      Some of our customers operate in industries that experience cyclicality, including the agricultural, automotive, manufacturing and construction sectors. Any downturn in these sectors due to the effects of cyclicality, or otherwise, could have a material adverse effect on our operating results. Also, some of the products we transport have had a historical pattern of price cyclicality which has typically been influenced by the general economic environment and by supply and demand factors in the relevant markets. For example, global steel and petrochemical prices have decreased in the past. We cannot assure you that prices and demand for these products will not decline in the future, adversely affecting those industries and, in turn, our financial results.

      Also, fluctuations in the peso-dollar exchange rate could lead to shifts in the types and volumes of Mexican imports and exports. Although a decrease in the level of exports of some of the commodities that we transport to the United States may be offset by a subsequent increase in imports of other commodities we haul into Mexico and vice versa, any offsetting increase might not occur on a timely basis, if at all. The level of U.S.-Mexico trade and the development of U.S.-Mexican trade negotiations or agreements in the future are beyond our control, and may result in a reduction of freight volumes or in an unfavorable shift in the mix of products and commodities we transport.

      POTENTIAL LABOR DISRUPTIONS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR ABILITY TO MEET OUR OBLIGATIONS UNDER OUR DEBT.

      Approximately 73.0% of our employees are covered by a labor agreement. The compensation terms of the labor agreement are subject to renegotiation on an annual basis and all other terms are renegotiated every two years. We may not be able to negotiate these provisions favorably under our labor agreement, and strikes, boycotts or other disruptions could occur. These potential disruptions could have a material adverse effect on our financial condition and results of operations and on our ability to meet our payment obligations under our debt.

      THE MEXICAN GOVERNMENT MAY REVOKE OR RESTRICT OUR ABILITY TO EXPLOIT OUR CONCESSION UNDER A NUMBER OF CIRCUMSTANCES.

      Under the concession and Mexican law, we may freely set our tariffs for rail freight services, but we must register our tariffs with the Ministry of Transportation before they become effective. Under the Mexican railroad services law and regulations, the Ministry of Transportation reserves the right to set tariffs if the Mexican Antitrust Commission determines that effective competition does not exist. Since the Mexican government only recently privatized Mexico's rail system and opened the rail industry to competition, the Mexican Antitrust Commission has not considered the issue of, or published guidelines concerning, what constitutes a lack of competition. It is therefore unclear under what circumstances the Mexican Antitrust Commission would deem a lack of competition to exist. If the Ministry of Transportation does intervene and sets tariffs, the rates it sets may be too low to allow us to operate profitably.

      The Mexican government may terminate the concession as a result of our surrender of our rights under the concession, or for reasons of public interest, by revocation or upon our liquidation or bankruptcy. The Mexican government may also temporarily seize our assets and our rights under the concession. The Mexican railroad services law and regulations provide that the Ministry of Transportation may revoke the concession upon the occurrence of specified events, some of which will trigger automatic revocation.

      Revocation or termination of the concession may prevent us from operating our railroad and would materially adversely affect our operations and our ability to make payments on our debt. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, our ability to sell this property will be restricted, and the Mexican government will have certain rights to purchase or lease such property from us.

      The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession, it will notify those creditors which provided financing for Grupo TFM's acquisition of its equity interest in TFM in 1997 and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. The concession would be automatically revoked in the case of: our unjustified interruption of the operation of our rail lines; our assignment of or creation of liens on the concession without the Ministry of Transportation's approval; and our failure to maintain insurance coverage required under the Mexican railroad services law and regulations. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines. We believe that the foregoing rights and benefits apply only to the holders of the existing notes. Because you are not entitled to such rights and benefits, in the event of a revocation or termination of the concession, you may receive only part of the payments of principal, premium, if any, and interest due on the exchange notes, or you may not receive any payments at all, and you could lose part or all of your investment.

      If the Mexican government terminates the concession for reasons of public interest, public domain assets used in the operation of our rail lines would be owned, controlled and managed by the Mexican government. The Mexican government may also temporarily seize our rail lines and our assets used in connection with our operations of our rail lines in the case of a natural disaster, war, significant public disturbances, or imminent danger to the domestic peace or economy. In such events, the Ministry of Transportation may restrict our ability to exploit the concession fully for such time and in such manner as the Ministry of Transportation deems necessary under the circumstances.

      Mexican law requires that the Mexican government pay us compensation if it effects a statutory appropriation for reasons of the public interest. With respect to a temporary seizure due to any cause other than international war, the Mexican railroad services law and regulations provide that the Mexican government will indemnify an affected concessionaire for an amount equal to damages caused and losses suffered. These payments may not be sufficient to compensate us for our losses and may not be timely made.

      TRAFFIC CONGESTION OR SIMILAR PROBLEMS EXPERIENCED IN THE U.S. OR MEXICAN RAILROAD SYSTEM MAY ADVERSELY AFFECT OUR OPERATIONS.

      Traffic congestion experienced in the U.S. railroad system may result in overall traffic congestion which would impact the ability to move traffic to and from Mexico and adversely affect our operations. This system congestion may result also in certain equipment shortages. Any similar congestion experienced by railroads in Mexico could have an adverse effect on our business and results of operations. In addition, the rapid growth of cross-border traffic in recent years has contributed to congestion on the international bridge at the Laredo border gateway which is expected to continue in the near future. This could adversely affect our business.

   CONFLICTS MAY ARISE INVOLVING OUR STRATEGIC PARTNERS.

      We are a subsidiary of Grupo TFM, which holds 80.0% of our equity representing 100.0% of our shares with unrestricted voting rights. Grupo TMM and KCS are the principal shareholders of Grupo TFM. As a result of their indirect ownership of our capital stock, Grupo TMM and KCS are able to direct our policies and operations and elect all but one of our directors. Although Grupo TMM holds a majority voting interest in Grupo TFM, decisions on matters that are material to Grupo TFM's and our operations and business require the approval of both shareholders or of their representatives on Grupo TFM's board of directors.

      Differences of views between our strategic partners have arisen in the past and may arise in the future. Such differences may result in delayed decisions or in failures to agree upon major matters which could adversely affect our operations and business. See "Summary -- Recent Developments."

      In addition, although we believe that the trucking and specialized shipping operations of Grupo TMM and the railroad operations of KCS's subsidiary, The Kansas City Southern Railway Company, are generally complementary to, and not competitive with our operations, we cannot assure you that they will not compete with our operations. Also, KCS or Grupo TMM may at times be required to negotiate with us with respect to the allocation of revenues generated by shipments both over our rail lines and by The Kansas City Southern Railway Company. Conflicts of interest with or between these strategic partners could have a material adverse effect on our ability to operate successfully.

      Both Grupo TMM and KCS periodically re-evaluate their businesses and make changes, including acquisitions or divestitures, which they believe to be consistent with their corporate objectives. In 2000, KCS spun off its financial asset management and related operations through a distribution of the common stock of its former subsidiary, Stilwell Financial, Inc., which owns Janus Capital Corporation. As a result, KCS currently engages only in rail transportation activities. Grupo TMM sold its container shipping business in December 1999 and certain other operations in 2000. We cannot assure you that Grupo TMM will continue to retain any of its joint venture interests or continue to own or control any of its subsidiaries, including its interest in Grupo TFM, or that KCS will continue to own The Kansas City Southern Railway Company, its other subsidiaries or its interest in Grupo TFM. A change in the corporate structure of our strategic partners may also adversely affect our operations.

   OUR BUSINESS STRATEGY, OPERATIONS AND GROWTH RELY SIGNIFICANTLY ON THIRD PARTIES.

      Our operations are dependent on interchange agreements that we have negotiated with major U.S. railroads in the north, Ferromex in the west and Ferrosur in the south of Mexico. We also have trackage rights agreements with Ferrosur and a terminal operations agreement with the Mexico City Railroad and Terminal and we are negotiating and expect to have a trackage rights agreement with Ferromex. In addition, TFM and each of the concessionaires of Ferromex and Ferrosur has a 25.0% interest in the Mexico City Railroad and Terminal. These agreements enable us to exchange traffic and utilize trackage which is not part of our rail system, extending our network and providing us with strategically important rail links to the United States and to areas of Mexico that we do not directly serve. Our ability to provide comprehensive service to our customers will depend in part on our ability to maintain these agreements with other railroads and third parties. Our failure to enter into these agreements, or the termination of these agreements, could adversely affect our business, financial condition and results of operations. The other parties to these agreements may not faithfully execute their obligations under their agreements or arrangements with us, and may become our competitors. The failure of any of these parties to fulfill its obligations to us could adversely affect our financial condition and results of operations. In addition, we may not be able to coordinate our interchange and switching activities with these other concessionaires and railroads in an efficient manner. Inefficient coordination of our interchange and switching activities would negatively impact our operating results.

   IF OUR PRIMARY FUEL SUPPLY CONTRACT IS TERMINATED, OR IF FUEL PRICES SUBSTANTIALLY INCREASE, OUR OPERATIONS COULD BE ADVERSELY AFFECTED.

      Nearly all of the locomotives we operate are diesel-powered, and our fuel expenses are significant. We meet, and expect to continue to meet, our fuel requirements almost exclusively through purchases at market prices from Petroleos Mexicanos (Mexican Petroleum or "PEMEX"), a government-owned entity exclusively responsible for the distribution and sale of diesel fuel in Mexico. We are party to a fuel supply contract with PEMEX of indefinite duration. Either party may terminate the contract upon 30 days' written notice to the other at any time. If the fuel contract terminates and we are unable to acquire diesel fuel from alternative sources on acceptable terms, our operations could be materially adversely affected. In addition, instability in the Middle East may result in an increase in fuel prices. Since our fuel expense represents a significant portion of our operating expenses, significant increases in the price of diesel fuel could have a material adverse effect on our results of operations. We experienced increases of 61.3%, 21.6% and 17.9% in our average price of fuel per gallon in 2000, 1999 and 1998, respectively, which resulted in increases in our fuel expense for each of these periods. In 2001, our fuel costs decreased by 8.7% from 2000. In the first six months of 2002, our fuel costs decreased by 26.4% from the first six months of 2001. The price of diesel fuel may continue to increase which could have an adverse effect on our future results of operations.

   WE FACE POSSIBLE CATASTROPHIC LOSS AND LIABILITY.

      The operation of any railroad carries with it an inherent risk of catastrophe, mechanical failure, collision and property loss. In the course of our operation, spills or other environmental mishaps, cargo loss or damage, business interruption due to political developments, as well as labor disputes, strikes and adverse weather conditions, could result in a loss of revenues, liabilities or increased costs. Collisions, environmental mishaps or other accidents can cause serious bodily injury, death and extensive property damage, particularly when such accidents occur in heavily populated areas. Additionally, our operations may be affected from time to time by natural disasters such as earthquakes, volcanoes, hurricanes or other storms. The occurrence of a major natural disaster, especially in the Mexico City area, which is the site of the Mexico City Railroad and Terminal and significant portions of our customer base, could have a material adverse effect on our operations. We have acquired insurance that is consistent with industry practice against the accident-related risks involved in the conduct of our business and business interruption due to natural disaster. However, this insurance is subject to a number of limitations on coverage, depending on the nature of the risk insured against. This insurance may not be sufficient to cover our damages or damages to others, and this insurance may not continue to be available at commercially reasonable rates. Even with insurance, if any catastrophic interruption of service occurs, we may not be able to restore service without a significant interruption to operations.

   WE FACE POTENTIAL ENVIRONMENTAL LIABILITY.

      Our operations are subject to general Mexican federal and state laws and regulations relating to the protection of the environment. The Procuraduria Federal de Proteccion al Ambiente (Attorney General for Environmental Protection) is empowered to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Secretaria del Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources) and other ministries have promulgated compliance standards for, among other things, water discharge, water supply, air emissions, noise pollution, hazardous substances transportation and handling, and hazardous and solid waste generation.

      We are responsible for the costs of environmental compliance associated with our ongoing operations. Pursuant to our concession, FNM is responsible for any environmental damage caused before the commencement of our operations, and both the Mexican government and FNM will indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination arising from acts or omissions attributable to FNM that occurred before Grupo TFM's acquisition of TFM's shares. However, the Mexican government is not obligated to compensate us for any expenses that we incur in complying with any amended environmental laws or regulations relating to our ongoing operations or activities that impose higher regulatory standards than those in effect on the date the concession was granted. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

      As a result of our recent acquisition of Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

FACTORS RELATING TO MEXICO

   MEXICAN REGULATORY, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH EMERGING MARKET ECONOMIES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      The Mexican government exercises significant influence over the Mexican economy. Accordingly, governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general and TFM in particular, as well as on market conditions, prices and returns on Mexican securities, including the existing notes and the exchange notes. Our financial condition, results of operations and prospects and, consequently, the price for the existing notes and the exchange notes, may also be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

      The national elections held on July 2, 2000 ended 71 years of rule by the Institutional Revolutionary Party ("PRI") with the election of President Vicente Fox Quesada, a member of the National Action Party ("PAN") and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Although there have not yet been any material adverse repercussions resulting from this political change, multiparty rule is still relatively new in Mexico and could result in economic or political conditions that could materially and adversely affect our operations. We cannot predict the impact that this political landscape will have on the Mexican economy.

      Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries have recently been experiencing significant economic downturns and market volatility. These events have had an adverse effect on the economic conditions and securities markets of other emerging market countries, including Mexico.

      The Mexican economy has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of NAFTA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors. Any restrictive exchange control policy could adversely affect our ability to obtain dollars or to convert pesos into dollars for purposes of making payments of principal, premium, if any, and interests due on our indebtedness, to the extent that we may have to effect those conversions. This could have a material adverse effect on our business and financial condition.

      In addition, the value of the peso relative to the dollar has been volatile in the past. After a five-year period of controlled devaluation of the peso, on December 19, 1994 the value of the peso dropped sharply as a result of pressure against the currency. This decline, among other factors, precipitated an economic crisis in Mexico that continued for several years. Although the value of the peso in recent years has been appreciating relative to the dollar, any future devaluations in the peso and currency instability could make it difficult for us to purchase dollars and to service our dollar-denominated obligations. Further, any devaluation of the peso would cause the peso cost of our dollar-denominated debt to increase. Furthermore, currency instability may affect the balance of trade between the United States and Mexico.

      Mexico also has a history of high levels of inflation, and may experience inflation in the future. During most of the 1980s and during the mid- and late 1990s, Mexico experienced periods of high levels of inflation. The annual rates of inflation, as measured by changes in the Mexican National Consumer Price Index, for the five years from 1997 through 2001 and for the first seven months of 2002 as provided by Banco de Mexico, Mexico's central bank, were:

      1997 ...........................................................     15.7%
      1998 ...........................................................     18.6%
      1999 ...........................................................     12.3%
      2000 ...........................................................      9.0%
      2001 ...........................................................      4.4%
      2002 (through September 30, 2002) ..............................      3.9%

      A substantial increase in the Mexican inflation rate would have the effect of increasing our costs including salaries, some purchased services and other costs denominated in pesos, which could adversely affect our results of operations and financial condition. High levels of inflation may also affect the balance of trade between the United States and Mexico, which could also adversely affect our results of operations.

      Mexican political events may also affect significantly our operations and the performance of Mexican securities, including our existing notes and exchange notes. In addition, a change in economic policy could have a material adverse effect on our business, financial condition, prospects and results of operation. We are unable to predict whether any future political or economic events in Mexico could impact the Mexican transportation regulatory environment.

   INVESTORS MAY BE UNABLE TO ENFORCE JUDGMENTS AGAINST US.

      TFM and Grupo TFM are stock corporations organized under the laws of Mexico. Most of the directors and executive officers of TFM and Grupo TFM are residents of Mexico, and all or a significant portion of the assets of these directors and executive officers and most of the assets of TFM and Grupo TFM are located in Mexico. As a result, it may not be possible for investors in our exchange notes to effect service of process outside Mexico upon us or our directors or executive officers. Similarly, in respect of actions against us, our directors or executive officers, there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

FACTORS RELATING TO THE EXCHANGE NOTES AND THE EXCHANGE OFFER

   THERE IS NO PUBLIC MARKET FOR THE EXCHANGE NOTES, A MARKET MAY NOT DEVELOP, AND YOU MAY HAVE TO HOLD YOUR EXCHANGE NOTES INDEFINITELY.

      There is no public market for the exchange notes. We intend to apply to list the exchange notes on the Luxembourg Stock Exchange. The initial purchasers informed us that, following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes. However, any such market making may be discontinued at any time. Accordingly, we cannot guarantee the development or liquidity of any trading market for the exchange notes.

      If the exchange notes are traded after their initial issuance, they may trade at a discount from the issue price as a result of, among other things, prevailing interest rates, the market for similar securities, our financial condition and prospects and general economic conditions. See "Plan of Distribution."

   TRADING IN THE EXCHANGE NOTES MAY BE AFFECTED BY DEVELOPMENTS IN OTHER
   MARKETS.

      Securities of Mexican companies have been, to varying degrees, influenced by political, economic and market conditions in other emerging markets and other countries. Although economic conditions are different in each country, investors' reactions to developments in one country may have effects on the securities of issuers in other countries, including Mexico. Continued volatility in the Latin American, Eastern European, Asian or other emerging capital markets may lead to increased volatility of other securities markets and may impact the price of the exchange notes. We cannot assure you that events outside of Mexico, especially in other emerging market countries, will not affect the price of the exchange notes.

      In addition, the Mexican financial and securities markets are, to varying degrees, influenced by political, economic and market conditions in more industrialized countries, particularly the United States. Among other events, increases in interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States may tend to decrease the attractiveness of securities investments in other countries, such as Mexico.

   IF A NOTEHOLDER WERE TO SUE TFM, THE NOTEHOLDER MAY BE PAID IN PESOS IN THE EVENT OF A RECOVERY OF DAMAGES.

      If proceedings are brought in Mexico seeking to enforce TFM's obligations under the exchange notes, we may discharge those obligations by making payments in pesos. Under Article 8 of the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), in the event that proceedings were brought in Mexico seeking to enforce in Mexico our obligations under the exchange notes, we would not be required to discharge such obligations in Mexico in a currency other than Mexican currency. According to Article 8, an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date and in the place payment occurs. Such rate is currently determined by the Mexican Central Bank, every business day in Mexico and published the following banking day in the Diario Oficial de la Federacion (Official Gazette of the Federation of Mexico). As a result, if a payment is made by TFM in Mexico, depending upon the peso-dollar exchange rate on the payment date, peso payments made to noteholders may not be sufficient to obtain the dollars necessary to satisfy TFM's obligations under the exchange notes.

   OUR OBLIGATIONS UNDER THE EXCHANGE NOTES WOULD CHANGE IN THE EVENT OF OUR INSOLVENCY OR BANKRUPTCY.

      Upon our declaration of insolvency (including concurso mercantil) or bankruptcy, our obligations under the exchange notes:

            - would be converted into pesos at the exchange rate prevailing at the time of such declaration and subsequently converted into Unidades de Inversion ("UDI"), investment units indexed to the rate of Mexican inflation, at the peso-UDI exchange rate prevailing at the time of conversion, and payment would occur at the time claims of our creditors are satisfied;

            - would be dependent upon the outcome of the bankruptcy proceedings;

            -     would cease to accrue interest; and

            - would not be adjusted to take into account depreciation of the peso against the dollar occurring after such declaration of bankruptcy.

      Given the past volatility of Mexican exchange rates, noteholders may receive substantially less money in satisfaction of TFM's obligations if the peso-dollar exchange rate changes between the date of the declaration of bankruptcy and the time of payment.

   YOUR FAILURE TO TENDER THE OUTSTANDING NOTES IN THE EXCHANGE OFFER MAY AFFECT THEIR MARKETABILITY.

      If outstanding notes are tendered for exchange notes and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted outstanding notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your outstanding notes in the future. We issued the outstanding notes in a private offering exempt from registration requirements of the Securities Act.

      Accordingly, you may not offer, sell or otherwise transfer your outstanding notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your outstanding notes for exchange notes in the exchange offer, or if you do not properly tender your outstanding notes in the exchange offer, your outstanding notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the outstanding notes under the Securities Act.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

      We issued and sold the outstanding notes in a private offering on June 13, 2002. In connection with that issuance and sale, we entered into a registration rights agreement with the initial purchasers of the outstanding notes. In the registration rights agreement, we agreed to, among other things,

            - prepare and file with the SEC, as promptly as practicable, a registration statement relating to the offer to exchange the outstanding notes for the exchange notes (the "exchange offer registration statement"), or, under certain circumstances, a "shelf" registration with respect to the outstanding notes or exchange notes, (the "shelf registration statement");

            - use our best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days of June 13, 2002, or in the case of a shelf registration statement, as applicable, to be declared effective within 180 days after a shelf registration is required or requested; and

            - use our best efforts to keep the registered exchange offer open for not less than 20 nor more than 40 business days after the date that notice of the registered exchange offer is mailed to the holders of the outstanding notes.

      If any registration statement is not declared effective on or prior to the date by which best efforts are to be used to cause such effectiveness, or if any registration statement which has been declared effective ceases to be effective at any time at which it is required to be effective, we will pay registration default damages at a rate of 0.50% per annum commencing on the day after the date of such registration default. Upon

            - the effectiveness of the registration statement, in the case of a registration default caused by a registration statement that was not declared effective on or prior to the date by which best efforts are to be used to cause such effectiveness; or

            - the effectiveness of the registration statement which had ceased to be effective, in the case of a registration default caused by a registration statement that had been declared effective, but ceased to be effective at any time at which it was required to be effective, the registration default damages shall cease to accrue.

      The outstanding notes are listed on the Irish Stock Exchange. We intend to apply to list the exchange notes on the Luxembourg Stock Exchange.

      We have agreed to provide each holder of outstanding notes a copy of the prospectus that forms part of the registration statement. We have also agreed to keep the registered exchange offer open for not less than 20 business days and use our best efforts to keep the registered exchange offer open for not more than 40 business days after the date on which notice of the exchange offer is mailed to holders (or, in each case, longer if required by applicable law).

      Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, we will be required to file a shelf registration statement for a continuous offering by the holders of the outstanding notes if:

            - due to any change in law or applicable interpretations by the staff of the SEC, we determine upon advice of our outside counsel that we are not permitted to effect the exchange offer;

            - for any other reason, the exchange offer registration statement is not declared effective within 180 days of June 13, 2002;

            - any holder other than an initial purchaser of the outstanding notes is ineligible to participate in the exchange offer other than by reason of such holder being our "affiliate" (as defined in Rule 405 of the Securities Act);

            - based on our reasonable opinion, any initial purchaser of the outstanding notes so requests in writing with respect to outstanding notes that are not eligible to be exchanged for exchange notes in the exchange offer that are held by it following the consummation of the exchange offer, such request being in writing and delivered to us; or

            - in our reasonable opinion, any initial purchaser of the outstanding notes participating in the exchange offer or otherwise acquiring exchange notes from us under certain other provisions of the registration rights agreement does not receive freely tradable exchange notes in exchange for outstanding notes constituting any portion of an unsold allotment.

      During any 365-day period, upon the occurrence of certain events, we will have the ability to suspend the disposition of outstanding notes pursuant to a registration statement or shelf registration statement for up to two periods of up to 30 days each, if we determine in our reasonable judgment and upon written advice of counsel that the continued effectiveness and use of the shelf registration statement would require the disclosure of confidential information or interfere with any financing, acquisition, reorganization or other material transaction involving us.

      We will, in the event of the filing of a shelf registration statement, provide to each holder of outstanding notes that are covered by the shelf registration statement copies of the prospectus included in the shelf registration statement and notify each such holder when the shelf registration statement has become effective. The names of holders of outstanding notes that propose to sell the outstanding notes pursuant to the shelf registration statement will be included, as selling security holders, in such prospectus. We may require such holders to furnish us with information we require to include in the shelf registration statement and we may exclude them from such shelf registration statement if they fail to do so within a reasonable time. Selling holders of outstanding notes that are included in the shelf registration statement will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

      Once the exchange offer is complete, we will have no further obligation to register any of the outstanding notes not tendered to us in the exchange offer. See "Risk Factors -- Factors Relating to the Exchange Notes and the Exchange Offer -- Your failure to tender outstanding notes in the exchange offer may affect their marketability."

EFFECT OF THE EXCHANGE OFFER

      Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and similar no-action letters, we believe that you may offer for resale, resell and otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, except as set forth below, so long as:

            - you are acquiring the exchange notes in the ordinary course of your business;

            - at the time of the consummation of the registered exchange offer, you are not participating in, you do not intend to participate in and you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or exchange notes within the meaning of the Securities Act; and

            - you are not an "affiliate" of TFM within the meaning of Rule 405 under the Securities Act.

      If you are not able to make these representations, and any such other representations as may be necessary under applicable SEC rules, regulations and interpretations, you are a "restricted holder." As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may sell your outstanding notes only in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

      In addition, each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." In the registration rights agreement, we agreed to use our best efforts to keep the exchange offer registration statement effective, supplemented and amended as required, to ensure that it is available for such resales of exchange notes during such period.

      Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

      To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount of outstanding notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the outstanding notes. Outstanding notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

TERMS OF THE EXCHANGE OFFER

      Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all outstanding notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $100.0 principal amount of exchange notes in exchange for each $100.0 principal amount of outstanding notes accepted in the exchange offer. You may tender some or all of your outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $100.0 principal amount.

      The terms of the exchange notes will be in all material respects identical to those of the outstanding notes, except that:

            - the offering of the exchange notes has been registered under the Securities Act;

            - the exchange notes will not be subject to transfer restrictions; and

            - the exchange notes will be issued free of any covenants regarding registration rights and free of any related provisions for additional interest.

      The exchange notes will evidence the same debt as the outstanding notes and will be issued under and be entitled to the benefits of the same indenture under which the outstanding notes were issued. The outstanding notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the exchange notes, see "Description of the Exchange Notes."

      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange. As of the date of this prospectus, an aggregate of $180.0 million principal amount of outstanding notes is outstanding. This prospectus is being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Holders of outstanding notes do not have any appraisal or dissenters' rights under applicable law or under the indenture in connection with the exchange offer. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the outstanding notes.

      We will be deemed to have accepted for exchange validly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under " -- Conditions." All outstanding notes accepted for exchange will be exchanged for exchange notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any outstanding notes for exchange, we will extend the expiration date for the same period.

      If we do not accept for exchange any tendered outstanding notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted outstanding notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

      We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your outstanding notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

      The term "expiration date" means 5:00 p.m., New York City time, on _____, 2002, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended.

      If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of outstanding notes of the extension no later than 5:00 p.m., New York City time, on the business day immediately following the previously scheduled expiration date.

      We reserve the right, in our sole discretion:

            -     to delay accepting for exchange any outstanding notes;

            - to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under " -- Conditions" have not been satisfied by the expiration date; or

            - subject to the terms of the registration rights agreement to amend the terms of the exchange offer in any manner.

      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of the amendment.

      During any extension of the exchange offer, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

INTEREST ON THE EXCHANGE NOTES AND THE OUTSTANDING NOTES

      Any outstanding notes not tendered or accepted for exchange will continue to accrue interest at the rate of 12.50% per annum in accordance with their terms. The exchange notes will accrue interest at the rate of 12.50% per annum from the date of the last periodic payment of interest on the outstanding notes or, if no interest has been paid, from the original issue date of outstanding notes. Interest on the exchange notes and any outstanding notes not tendered or accepted for exchange will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2002.

PROCEDURES FOR TENDERING

      Only a registered holder of outstanding notes may tender those notes in the exchange offer. To tender in the exchange offer:

            - a holder must complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with the outstanding notes and all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under " -- Exchange Agent," before 5:00 p.m., New York City time, on the expiration date;

            - the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered outstanding notes into the exchange agent's account at The Depository Trust Company, or DTC, or the depositary, and timely receipt by the exchange agent of an agent's message (as defined below under " -- Book-Entry Transfer") and any other documents required by the letter of transmittal according to the procedure for book-entry transfer described below; or

            - the holder must comply with the guaranteed delivery procedures described below.

      A tender of outstanding notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder's election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

      Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner's behalf.

      We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of outstanding notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders or, in the case of outstanding notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such outstanding notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date, (b) as set forth below under " -- Conditions," to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of outstanding notes (other than certain specified holders) will represent to us that:

            - it is acquiring the exchange notes in the ordinary course of its business;

            - it is not engaging in and does not intend to engage in a distribution of the exchange notes;

            - it has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange notes within the meaning of the Securities Act; and

            - it is not our "affiliate," within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      If the tendering holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an "underwriter" within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of these exchange notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

BOOK-ENTRY TRANSFER

      The exchange agent will establish a new account or utilize an existing account with respect to the outstanding notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of outstanding notes by causing DTC to transfer these outstanding notes into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the outstanding notes so tendered will only be made after timely confirmation of this book-entry transfer of outstanding notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering outstanding notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of outstanding notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

      Although delivery of outstanding notes must be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under " -- Exchange Agent," before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

      Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

      All references in this prospectus to deposit or delivery of outstanding notes shall be deemed to also refer to DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

      Holders who wish to tender their outstanding notes and (1) whose outstanding notes are not immediately available or (2) who cannot deliver a confirmation of book-entry transfer of outstanding notes into the exchange agent's account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (3) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

            -     the tender is made through an eligible institution;

            - before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that, within three business days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

            - the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered outstanding notes into the exchange agent's account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

      Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under " -- Exchange Agent." Any notice of withdrawal must:

            - specify the name of the person who tendered the outstanding notes to be withdrawn;

            - identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes;

            - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered and include any required signature guarantees; and

            - specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

      We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly retendered. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under " -- Procedures for Tendering" at any time prior to the expiration date.

      Any outstanding notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

CONDITIONS

      Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

            - the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the SEC staff; or

            - the outstanding notes are not tendered in accordance with the exchange offer; or

            - you do not represent that you are acquiring the exchange notes in the ordinary course of your business, that you are not engaging in and do not intend to engage in a distribution of the exchange notes, and that you have no arrangements or understandings with any person to participate in a distribution of the exchange notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the exchange notes under the Securities Act; or

            - any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

            - any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

      These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

            - refuse to accept and return to the tendering holder any outstanding notes or credit any tendered outstanding notes to the account maintained within DTC by the participant in DTC which delivered the outstanding notes; or

            - extend the exchange offer and retain all outstanding notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of outstanding notes (see " -- Withdrawal of Tenders" above); or

            - waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered outstanding notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under " -- Expiration Date; Extensions; Amendments."

      In addition, we will not accept for exchange any outstanding notes tendered, and we will not issue exchange notes in exchange for any of the outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

      The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your outstanding notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

             BY HAND DELIVERY, REGISTERED MAIL OR OVERNIGHT CARRIER

                              The Bank of New York
                               101 Barclay Street
                                    Floor 7E
                            New York, New York 10286
                         Attention: Santino Ginocchietti
                 Corporate Trust Operations, Reorganization Unit

                             FACSIMILE TRANSMISSION:
                                 (212) 298-1915
                              Confirm by Telephone:
                                 (212) 815-6331

            FOR INFORMATION WITH RESPECT TO THE EXCHANGE OFFER, CALL:
                   Santino Ginocchietti of the Exchange Agent
                                at (212) 815-6331

      Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

      We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

      We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

TRANSFER TAXES

      We will pay all transfer taxes, if any, applicable to the transfer of outstanding notes pursuant to the exchange offer. If, however, exchange notes and/or substitute outstanding notes not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the outstanding notes tendered hereby, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal accompanying the prospectus, or if a transfer tax is imposed for any reason other than the transfer of outstanding notes pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted, the amount of such transfer taxes will be billed directly to the tendering holder.

ACCOUNTING TREATMENT

      We will record the exchange notes in our accounting records at the same carrying values as the outstanding notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Under International Accounting Standards, the expenses of the exchange offer and the unamortized expenses relating to the issuance of the outstanding notes will be amortized over the term of the exchange notes. Under U.S. GAAP, the expenses of the exchange offer will not be capitalized.

CONSEQUENCES OF FAILURE TO EXCHANGE

      Holders of outstanding notes who do not exchange their outstanding notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the outstanding notes as set forth in the legend printed thereon as a consequence of the issuance of the outstanding notes pursuant to an exemption from the Securities Act and applicable state securities laws. Outstanding notes not exchanged pursuant to the exchange offer will continue to accrue interest at 12.50% per annum, and the outstanding notes will otherwise remain outstanding in accordance with their terms. Holders of outstanding notes do not have any appraisal or dissenters' rights under applicable law in connection with the exchange offer.

      In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of outstanding notes will not be entitled to any rights to have the resale of outstanding notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any outstanding notes that remain outstanding after completion of the exchange offer.

                                 USE OF PROCEEDS

      The net proceeds from the issuance and sale of the outstanding notes was $152.9 million (net of discounts, expenses and the cash fee paid to consenting holders of the existing notes in the consent solicitation). We used the net proceeds to finance a portion of the aggregate purchase price of the call option shares, which was $256.1 million. See "Prospectus Summary -- The Consent Solicitation and Acquisition," "Acquisition of the Mexican Government's Interest" and "Capitalization."

      We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement. In consideration for issuing the exchange notes, we will receive outstanding notes in an aggregate principal amount equal to the value of the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled. Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness.

                                 CAPITALIZATION

      The following table sets forth TFM's capitalization, as of October 31, 2002. All of the indebtedness reflected in the table below is unsecured. On March 27, 2002, we acquired all of the capital stock of Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, for an aggregate purchase price of $64.0 million. As a result, Mexrail and the Texas Mexican Railway Company became consolidated subsidiaries of TFM. Accordingly, the information below includes the capitalization of Mexrail.

      The information presented below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included elsewhere in this prospectus.

                                                                    AS OF
                                                              OCTOBER 31, 2002
                                                             ------------------
                                                                 (UNAUDITED)
                                                               (IN THOUSANDS)
      Cash and cash equivalents ..........................       $    54,157
                                                                 -----------
      Short-term debt:
       Term loan facility(1) .............................            18,286
       Obligations under capital leases ..................               281
                                                                 -----------
          Total short-term debt ..........................            18,567
                                                                 -----------
      Long-term debt:
       Commercial paper program(1) .......................       $   121,874
       Term loan facility(1) .............................           109,714
       12.50% senior notes due 2012 ......................           177,584
       10.25% senior notes due 2007(2) ...................           150,000
       11.75% senior discount debentures due 2009(2) .....           443,498(3)
       Obligations under capital leases ..................             1,874
                                                                 -----------
          Total long-term debt ...........................         1,004,544
                                                                 -----------
      Stockholders' equity:
       Capital stock .....................................         1,758,882
       Effect of purchase of subsidiary shares ...........          (296,189)
       Retained earnings .................................           196,875
                                                                 -----------
          Total stockholders' equity .....................         1,659,568
                                                                 -----------
            Total capitalization .........................       $ 2,682,679
                                                                 ===========

----------

(1) On September 17, 2002, we replaced our U.S. $310.0 million commercial paper program with a two bank facilities consisting of (i) a $122.0 million commercial paper program among us, Standard Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schlweswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein and (ii) a $128.0 million four-year term loan facility among us, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein. We repaid the remaining $60.0 million of indebtedness outstanding under our former commercial paper program, which resulted in an overall reduction of our outstanding level of debt.

(2)   Guaranteed by Grupo TFM.

(3)   Represents accreted value at October 31, 2002.

                        SELECTED FINANCIAL AND OTHER DATA

      The following tables present selected audited financial data of TFM for the period from June 24, 1997 (commencement of operations) through December 31, 1997 and for each of the years ended December 31, 1998, 1999, 2000 and 2001 and unaudited financial data as of and for each of the six-month periods ended June 30, 2001 and 2002. We derived the selected financial data for the years ended December 31, 1999, 2000 and 2001 from the audited financial statements of TFM, on which PricewaterhouseCoopers, S.C., independent accountants, have reported and which are included elsewhere in this prospectus, with the exception of the balance sheet data for 1999, which was derived from the audited financial statements of TFM and which are not included in this prospectus. We derived the selected financial data for the period from June 24, 1997 through December 31, 1997 and the year ended December 31, 1998 from the audited financial statements of TFM not included in this prospectus. We derived the selected unaudited financial data as of and for the six months ended June 30, 2001 and 2002 from the unaudited financial statements of TFM included elsewhere in this prospectus.

      On March 27, 2002, we acquired all of the capital stock of Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, for an aggregate purchase price of $64.0 million. As a result, Mexrail and the Texas Mexican Railway Company became consolidated subsidiaries of TFM.

      Under IAS, the purchase of Mexrail by TFM will be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM will be recorded at their historical cost. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition only upon completion of the year or of the interim period in which the acquisition occurred. Since the acquisition occurred in the six-month period ended June 30, 2002, our unaudited financial statements for the six months ended June 30, 2002 and 2001 included in this prospectus and all other financial data (including U.S. GAAP data) presented in this prospectus for each of those six-month periods have been restated to reflect the operational results and financial condition of Mexrail, in the case of the six months ended June 30, 2002, consolidated with those of TFM, and, in the case of the six months ended June 30, 2001, combined with those of TFM, as if the reorganization had occurred on January 1 of the corresponding period. In addition, our annual financial statements for the years ended December 31, 2002, 2001 and 2000 will be similarly restated when they are prepared. However, our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 included in this prospectus and all other financial data presented in this prospectus for each of those annual periods and for earlier annual periods (other than U.S. GAAP data for those periods) have not been restated.

      Under U.S. GAAP, the purchase of Mexrail by TFM would be accounted for as a transaction between entities under common control. Accordingly, for financial reporting purposes under U.S. GAAP, our financial statements for all periods presented in this prospectus (both audited annual periods and unaudited interim periods) would be restated at historical cost in a manner similar to a pooling of interests to reflect the operational results and financial condition of Mexrail combined with those of TFM for those prior periods in which Mexrail and TFM were under the common control of Grupo TMM. Therefore, all U.S. GAAP financial data included in our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 and all other U.S. GAAP financial data presented in this prospectus for each of those annual periods and for earlier annual periods have been restated to reflect the operational results and financial condition of Mexrail combined with those of TFM for each of the corresponding periods. However, pursuant to Financial Accounting Standards
Board Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," the U.S. GAAP financial data for periods prior to the acquisition do not reflect any of the purchase accounting adjustments with respect to the portion of Mexrail acquired by TFM from KCS (as a party outside the control group) which will be accounted for as an acquisition rather than a transaction between entities under common control. On the other hand, these purchase accounting adjustments are reflected in our unaudited financial statements for the six months ended June 30, 2002 included in this prospectus, in all other financial data for this six-month period presented in this prospectus and in the unaudited pro forma financial information for the year ended December 31, 2001 included in this prospectus.

      The selected financial data presented below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of TFM included elsewhere in this prospectus.

      The financial statements have been prepared in accordance with IAS, which differ in some respects from U.S. GAAP. Note 12 to the audited financial statements and Note 5 to the unaudited financial statements provide a description of the principal differences between IAS and U.S. GAAP as they relate to TFM and a reconciliation to U.S. GAAP of net income and stockholders' equity as of December 31, 2000 and 2001 and for each of the three years then ended, and as of June 30, 2001 and 2002 and for each of the six months then ended, respectively.

                                   PERIOD FROM
                                  JUNE 24, 1997
                                  (COMMENCEMENT
                                  OF OPERATIONS)
                                     THROUGH                                                                SIX MONTHS ENDED
                                   DECEMBER 31,                 YEARS ENDED DECEMBER 31,                        JUNE 30,
                                   ------------   ---------------------------------------------------    -----------------------
      AMOUNTS UNDER IAS                1997          1998          1999          2000          2001        2001          2002
--------------------------------  -----------     ----------    ----------    ----------    ----------   ----------   ----------
                                                                                                               (UNAUDITED)
                                                           (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
Transportation revenues ........  $   205,755     $  431,272    $  524,541    $  640,558    $  667,826   $  357,090   $  357,098
Operating expenses .............      192,640        367,677       400,506       472,879       510,762      282,758      274,855
Operating income ...............       13,115         63,595       124,035       167,679       157,064       74,332       82,243
Interest expense ...............       48,824        103,342       105,434       108,803        86,991       44,667       44,115
Interest income ................          456          3,810         3,853         1,544         4,422        1,917        2,939
Exchange (loss) gain-net .......       (2,067)       (11,026)          (43)       (1,435)        2,819        4,194      (11,374)
(Loss) income before
  deferred income taxes ........      (38,512)       (56,119)       16,942        34,704       110,637       84,943       22,740
Net (loss) income for the period   $  (31,841)    $   12,194    $   60,118    $   52,530    $  106,065   $   68,536   $   24,147
                                   ==========     ==========    ==========    ==========    ==========   ==========   ==========
Operating income per share .....       0.0095         0.0460        0.0896        0.1212        0.1135       0.0537       0.0594
                                   ----------     ----------    ----------    ----------    ----------   ----------   ----------
Net (loss) income for the period
  per share(1) .................   $  (0.0230)    $   0.0088    $   0.0434    $   0.0380    $   0.0766   $   0.0495   $   0.0174
                                   ==========     ==========    ==========    ==========    ==========   ==========   ==========

OTHER FINANCIAL DATA:
   EBITDA(2) ...................   $   48,224     $  138,870    $  201,227    $  242,358    $  240,118   $  116,267   $  125,322
   Depreciation and
     amortization ..............       33,407         68,970        70,839        74,304        76,136       38,768       40,522

   Capital expenditures ........       74,326         96,243        49,412        65,349        66,455       33,201       33,524
   Net cash provided by
     (used in)
       Operating activities ....       (3,895)        69,041        92,069       165,108       101,189       72,999       59,218
       Investing activities ....      (74,326)       (83,834)      (24,346)      (58,673)      (64,553)     (33,081)      77,300
       Financing activities ....       59,090         14,599       (65,842)      (84,353)      (29,383)      (4,227)     207,419

BALANCE SHEET DATA
  (AT END OF PERIOD):
    Total assets ...............   $2,651,089     $2,716,146    $2,731,693    $2,758,913    $2,912,845   $2,903,753   $3,125,535
    Total debt and capital
      lease obligations(3) .....      837,097        883,944       854,247       815,551       838,011      839,534    1,068,176
    Total liabilities ..........      924,048        976,911       932,340       907,030       954,897      957,408    1,183,530
    Common stock, 1,383,987,505
       shares, no par value,
       authorized, issued
       and outstanding .........    1,758,882      1,758,882     1,758,882     1,758,882     1,758,882    1,758,882    1,758,882
    Total stockholders'
       equity ..................   $1,727,041     $1,739,235    $1,799,353    $1,851,883    $1,957,948   $1,946,345   $1,942,005
                                   ----------     ----------    ----------    ----------    ----------   ----------   ----------
        U.S. GAAP DATA:
--------------------------------
    Stockholders' equity
       (at end of period) ......   $1,756,259     $1,752,814    $1,758,116    $1,811,680    $1,905,493    1,866,497    1,933,264
    Transportation revenues.....      224,156        479,466       574,567       695,425       720,627      357,090      357,098
    Operating expenses .........      213,956        412,107       457,245       549,431       516,297      229,180      266,086

                                          PERIOD FROM
                                         JUNE 24, 1997
                                         (COMMENCEMENT
                                         OF OPERATIONS)
                                            THROUGH                                                             SIX MONTHS ENDED
                                          DECEMBER 31,               YEARS ENDED DECEMBER 31,                       JUNE 30,
                                         -------------  --------------------------------------------------  ------------------------
          AMOUNTS UNDER IAS                   1997          1998         1999         2000         2001         2001         2002
          -----------------              -------------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                                  (UNAUDITED)
                                                              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
   Operating income ....................       10,200        67,359      117,322      145,994      204,330      127,910      91,012
   Interest expense ....................       49,079       104,190      106,538      109,736       87,942       44,667      43,182
   Interest income .....................          520         3,958        4,026        2,234        4,510        1,917       2,939
   Exchange loss (gain) - net ..........       (2,067)      (11,026)         (43)      (1,435)       2,819        4,194     (11,374)
   (Loss) income before deferred
      income taxes .....................      (39,366)      (48,841)      15,847       37,603      103,618       78,151      34,374
   Net (loss) income for the
       period ..........................      (32,707)       (6,445)       5,302       53,563       93,813  $    54,817  $   72,142
                                          ===========   ===========  ===========  ===========  ===========  ===========  ==========
   Operating income per share ..........       0.0074        0.0487       0.0848       0.1055       0.1476       0.0924      0.0658
                                         -------------  -----------  -----------  -----------  -----------  -----------  -----------
   Net (loss) income for the period per
      share(1) .........................  $   (0.0236)  $   (0.0047) $    0.0038  $    0.0387  $    0.0678  $    0.0396  $   0.0521
                                          ===========   ===========  ===========  ===========  ===========  ===========  ==========

----------

(1) Based on the weighted average number of shares outstanding for all periods, which was 1,383,987,500. Basic and fully diluted shares were the same for all periods presented.

(2) This selected financial data contains information concerning earnings before the deduction of income tax, depreciation and amortization, commonly referred to as "EBITDA." We believe that EBITDA provides useful information regarding our ability to service our debt; however, you should consider the following factors in evaluating this measure:

      - the items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing our financial performance;
      - EBITDA is not a measure of performance or financial condition under generally accepted accounting principles and should not be considered in isolation or as a substitute for those measures under generally accepted accounting principles;
      - you should not consider EBITDA an alternative to net income or net loss as a measure of operating performance or to cash flow as a measure of liquidity, in each case, as determined in accordance with generally accepted accounting principles; and
      - because all companies do not calculate EBITDA and related measures in a uniform manner, the calculations presented in this memorandum may not be comparable to other similarly titled measures of other companies.

(3)   Includes short- and long-term debt.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information as of June 30, 2002 and unaudited pro forma financial information for the year ended December 31, 2001 of TFM is derived from our historical unaudited interim financial statements and our historical audited financial statements, respectively, in each case as adjusted to give effect to:

     - our purchase of the respective equity interests of Grupo TMM and KCS in Mexrail on March 27, 2002 for an aggregate price of $64.0 million ($32.6 million to Grupo TMM and $31.4 million to KCS) as a result of which Mexrail and its wholly owned subsidiary, the Texas Mexican Railway Company, have become our consolidated subsidiaries and we control both the general and dispatching operations of the entire international rail bridge at the U.S.-Mexico border at Laredo-Nuevo Laredo; and

     - our purchase of the Mexican government's equity interest in Grupo TFM on July 29, 2002 for an aggregate purchase price of $256.1 million.

     The unaudited pro forma financial information below has been adjusted to give pro forma effect to our acquisition of Mexrail and our purchase of the Mexican government's equity interest of Grupo TFM as if each such transaction had occurred on January 1, 2002. Under IAS, no adjustments were needed to be made to the financial information for the six months ended June 30, 2002 to give pro forma effect to the Mexrail transaction because it is already reflected in our balance sheet and income statement for that period. Under IAS, the purchase of Mexrail by TFM will be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group; as a result, all the assets and liabilities acquired by TFM will be recorded at their historical cost. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition as a business reorganization in periods prior to the acquisition only upon completion of the year or the interim period in which the acquisition occurred. Since the acquisition occurred in the six-month period ended June 30, 2002, all historical financial information for the six months ended June 30, 2002 included in this prospectus reflects (and all financial information for the year ended December 31, 2002 will reflect) the operational results and financial condition of Mexrail consolidated with those of TFM as if the acquisition had occurred on January 1, 2002. However, the historical financial information for the year ended December 31, 2001 (other than U.S. GAAP financial data) presented below and elsewhere in this prospectus has not been restated to reflect the acquisition of Mexrail as a business reorganization. Consequently, the unaudited pro forma financial information presented below for the year ended December 31, 2001 has been adjusted to reflect the operational results of Mexrail combined with those of TFM as if the acquisition of Mexrail had occurred on January 1, 2001.

     All pro forma adjustments are described more fully in the accompanying notes. In our opinion, all adjustments have been made that are necessary to present fairly the unaudited pro forma financial information. Final amounts could differ from those set forth herein.

     The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of our results of operations as of any future date or for any future period. You should read the unaudited pro forma consolidated financial information together with the accompanying notes, as well as our financial statements and accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our financial statements have been prepared in accordance with International Accounting Standards, which differ from U.S. GAAP in certain material respects. See Note 12 to our audited financial statements and Note 5 to our unaudited financial statements for a summary of the principal differences as they relate to us. The historical and pro forma total stockholders' equity and the net income for the period has been reconciled to U.S. GAAP.

                                TFM, S.A. DE C.V.
                             PRO FORMA BALANCE SHEET
                               AS OF JUNE 30, 2002
                                   (UNAUDITED)

                                                                      PURCHASE OF MEXICAN
                                                                GOVERNMENT'S INTEREST           AS
                                                        ACTUAL            ADJUSTMENTS              ADJUSTED
                                                     -----------      ---------------------       -----------
                                                                 (IN THOUSANDS OF DOLLARS)
ASSETS
Current Assets
 Cash and cash equivalents .....................     $   229,915      $  (162,575)(1)             $    67,340
 Accounts receivable - net .....................         180,397           (8,329)(1)                 172,068
 Materials and supplies ........................          19,511                                       19,511
 Other current assets ..........................           8,837                                        8,837
                                                     -----------      -----------                 -----------
 Total currents assets .........................         438,660         (170,904)                    267,756
Due from Mexican government - net ..............          82,141          (82,141)(1)
Concession, property and equipment - net .......       1,771,826                                    1,771,826
Long-term receivable from Grupo TFM ............         669,525                                      669,525
Other assets - net .............................          33,784                                       33,784
Deferred income tax ............................         129,599                                      129,599
                                                     -----------      -----------                 -----------
 Total assets ..................................     $ 3,125,535      $  (253,045)                $ 2,872,490
                                                     ===========      ===========                 ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 U.S. $310.0 million commercial paper program and
      capital lease due within one year ........     $   295,050                                 $   295,050
 Accounts payable and accrued expenses .........          82,804                                      82,804
                                                     -----------                                 -----------
 Total current liabilities .....................         377,854                                     377,854
Long-term debt .................................         773,126                                     773,126
Other non-current liabilities ..................          32,550                                      32,550
                                                     -----------                                 -----------
 Total long-term liabilities ...................         805,676                                     805,676
                                                     -----------                                 -----------
Total liabilities ..............................       1,183,530                                   1,183,530
                                                     -----------                                 -----------
Stockholders' equity
 Capital stock .................................       1,758,882         (256,130)(2)              1,502,752
 Effect on purchase of subsidiary shares .......         (40,059)                                    (40,059)
 Retained earnings .............................         223,182            3,085(1)                 226,267
                                                     -----------      -----------                -----------
 Total stockholders' equity ....................       1,942,005         (253,045)                 1,688,960
                                                     -----------      -----------                -----------
    Total liabilities and stockholders' equity..     $ 3,125,535      $  (253,045)               $ 2,872,490
                                                     ===========      ===========                ===========

U.S. GAAP ADJUSTMENTS:
Total stockholders' equity under IAS ...........     $ 1,942,005      $  (253,045)(3)            $ 1,688,960
Deferred income tax ............................         (51,528)                                    (51,528)
Deferred employees' statutory profit sharing ...          23,257                                      23,257
Depreciation and amortization ..................             (98)                                        (98)
Effects of purchase of Mexrail .................          19,629                                      19,629
                                                     -----------      -----------                -----------
 Total U.S. GAAP adjustments ...................          (8,740)                                     (8,740)
                                                     -----------      -----------                -----------
 Total stockholders' equity under U.S. GAAP ....     $ 1,933,265      $  (253,045)               $ 1,680,220
                                                     ===========      ===========                ===========

                                TFM, S.A. DE C.V.
                           PRO FORMA INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2001
                                   (UNAUDITED)


                                                                     MEXRAIL
                                                                     PURCHASE       INTERCOMPANY         AS
                                                     ACTUAL       ADJUSTMENTS(4)   ADJUSTMENTS(4)     ADJUSTED
                                                  -----------     --------------   --------------    -----------
                                                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
TRANSPORTATION REVENUES .....................     $   667,826      $     5,019                       $   722,845
                                                  -----------      -----------                       -----------

Operating expenses ..........................        (434,626)         (56,005)     $    (1,513)        (492,144)
Depreciation and amortization ...............         (76,136)          (2,209)                          (78,345)
                                                  -----------      -----------      -----------      -----------
  Total costs and operating expenses ........        (510,762)         (58,214)          (1,513)        (570,489)
                                                  -----------      -----------
Operating profit (loss)......................         157,064           (3,195)                          152,356
                                                  -----------      -----------                       -----------
Other income - net ..........................          33,323               30            1,513           34,866
                                                  -----------      -----------      -----------      -----------
Net comprehensive financing cost ............         (79,750)              70                          (79,680)
                                                   -----------      -----------                       -----------
Income (loss) before taxes ..................         110,637           (3,095)                         107,542
Deferred income tax (expense) benefit .......          (4,572)           1,083                           (3,489)
                                                  -----------      -----------                       -----------
Net income (loss) for the period under IAS ..     $   106,065      $    (2,012)    $                  $ 104,053
                                                  ===========      ===========     ===========       ===========

U.S. GAAP ADJUSTMENTS:
Deferred income tax .........................     $    (6,236)                                        $   (6,236)
Deferred employees' statutory profit sharing           (3,066)                                            (3,066)
Deferred charges ............................            (933)                                              (933)
Depreciation and amortization ...............                              392(3)                           (392)
                                                  -----------        -----------     -----------      -----------
Total U.S. GAAP adjustments .................         (10,235)             392                            (10,627)
                                                  -----------        -----------     -----------      -----------
Net income for the year
   under U.S. GAAP ..........................     $    98,830        $  (2,993)      $                     93,426
                                                  ===========        ==========      ===========      ===========
Net income under IAS
   for the period per share .................           0.077                                              0.075
                                                  -----------                                        -----------
Net income under U.S. GAAP
   for the period per share .................           0.069                                              0.067
                                                  -----------                                        -----------
Weighted average of shares outstanding
   (thousands) for the period ...............       1,383,988                                          1,383,988
                                                  -----------                                        -----------

               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Pro forma adjustment to recognize our purchase of the Mexican government's equity interest in Grupo TFM. The purchase price of the Mexican government's minority interest in Grupo TFM was $256.1 million, of which $162.6 million was paid in cash and $90.5 million was credited against receivables due to us from the Mexican government. This purchase was completed on July 29, 2002. The purchase price has been adjusted by $3.0 million for additional receivables due from the Mexican government during 2002. For both IAS and U.S. GAAP purposes, this purchase has been accounted for as a repurchase of shares.

(2) Reflects the reduction in stockholders' equity of $253.0 million for the purchase of the Mexican government's equity interest in Grupo TFM.

(3) There are no differences between IAS and U.S. GAAP with respect to the acquisition of Mexrail or the purchase of the Mexican government's interest in Grupo TFM, except that with respect to the acquisition of Mexrail, under U.S. GAAP, the portion of Mexrail purchased from KCS (49%) would be accounted for as a purchase pursuant to FASB Statement No. 141, "Business Combinations," with partial fair value step-up being recognized for the assets and liabilities being acquired. Thus, the amount of $19.6 million was allocated to fixed assets. The fair value of assets acquired, which approximates book value, was based on preliminary estimates from an independent valuation. The resulting impact on depreciation of this purchase price adjustment was $0.4 million for the year ended December 31, 2001.

(4) Reflects the pro forma adjustment in order to recognize the results from January 1 to December 31, 2001 of Mexrail as a wholly owned subsidiary. The intercompany adjustments represent transactions between Mexrail and us which should be eliminated as consolidated.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis relates to the financial condition and results of operations of TFM. This discussion and analysis is based on, and should be read in conjunction with, the financial statements appearing elsewhere in this prospectus.

      Our financial statements are prepared in accordance with IAS, which differ in some respects from U.S. GAAP. The principal difference, as it relates to us, is the determination of deferred income taxes and deferred employees' profit sharing. For further information on this difference as it relates to each of the three years ended December 31, 1999, 2000 and 2001, see Note 12 of our audited financial statements, and for each of the six-month periods ended June 30, 2001 and 2002, see Note 5 to our unaudited financial statements.

      The principal differences between IAS and U.S. GAAP that relate to us are differences in the treatment of deferred income tax, deferred employees' statutory profit sharing and deferred charges. Each of these differences affects both net income and stockholders' equity. Net income under U.S. GAAP of TFM was $4.1 million, $55.3 million and $95.8 million for the years ended December 31, 1999, 2000 and 2001, respectively, and $55.6 and $72.1 million for the six months ended June 30, 2001 and 2002, respectively.

      Effective January 1, 1999, Mexico ceased to be classified as "highly inflationary" for purposes of applying Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("FAS 52"). In connection with this change, we performed an analysis under the guidance of FAS 52 and IAS No. 29, "Financial Reporting in Hyper Inflationary Economies" ("IAS 29"), to determine whether the U.S. dollar or the Mexican peso should be used by TFM as its functional currency for IAS and U.S. GAAP purposes for periods subsequent to December 31, 1998. Based on the results of this analysis, we concluded that the U.S. dollar is the appropriate functional currency for IAS, U.S. GAAP and SEC reporting purposes. We update the results of this analysis on an ongoing basis. If we were required to change our functional currency to pesos, our results of operations for IAS, U.S. GAAP and SEC reporting purposes may be substantially different.

      CRITICAL ACCOUNTING POLICIES

      Our financial statements have been prepared in accordance with IAS, which differ in some respects from U.S. GAAP. Note 12 to our audited financial statements and Note 5 to our unaudited financial statements provide a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of net income and stockholders' equity for the years ended December 31, 1999, 2000 and 2001 and the six-month periods ended June 30, 2001 and 2002, respectively.

      We have identified certain key accounting policies on which our financial condition and results of operations are dependent. These key accounting policies most often involve complex matters or are based on subjective judgments or decisions. In the opinion of our management, our most critical accounting policies under both IAS and U.S. GAAP are those related to revenue recognition, translation of financial statements into U.S. dollars, inflation, use of financial instruments and deferred income taxes. For a full description of our most significant accounting policies, see Note 2 to our financial statements which are included elsewhere in this prospectus.

      Revenue Recognition. Railroad revenues for the relevant accounting period are recognized as income based on the shipments originated and corresponding destinations actually reached during that period. This requires our management, at the cut-off date for each accounting period, to estimate the progress of shipments during that period. In addition, with respect to interline revenues and haulage and trackage rights, we and the other Mexican railroads have to agree and reconcile usage amounts on a periodic basis. We have in the past had and continue to have disagreements with the other railroads with respect to such amounts and cannot assure you that this will not continue in the future.

      Financial Statement Translation into U.S. Dollars. In preparing our financial statements, we translate non-U.S. currency amounts to U.S. dollars following the guidelines of FAS 52, IAS 29 and related authoritative guidance. In doing so, we have determined that the U.S. dollar is our functional currency and, therefore, we follow the historical method of our translation, and resulting translation gains or losses are reflected in earnings. The determination of the functional currency is dependent upon management's judgment and involves consideration of all relevant economic facts and circumstances affecting us. We evaluate the functional currency each fiscal period. Our most subjective key functional currency indicators are cash flows and sales revenues. Changes in our business in the future may impact the determination for subsequent periods. In the event that our functional currency is no longer deemed to be the U.S. dollar, our results of operations and total assets and stockholders' equity in future periods could be negatively impacted.

      Financial Instruments. Fuel expense is a significant component of our operating expenses. Fuel costs are affected by various factors including: (i) traffic levels, (ii) efficiency of operations and equipment, and (iii) fuel market conditions. We will occasionally enter into transactions to hedge against fluctuations in the price of diesel fuel purchases to protect our operating results against adverse fluctuations in fuel prices. We did not enter into any fuel hedging transactions in 2001. On May 30, 2002, we entered into a U.S. fuel swap contract for a total amount of 8,000,000 gallons with an average price of $0.682 per gallon.

      Deferred income taxes. We apply the provisions of IAS 12, "Income Taxes," and FAS 109, "Accounting for Income Taxes," which are both full liability methods. Since our commencement of operations, although we have generated book profits, we have incurred tax losses due primarily to the accelerated tax amortization of our concession rights. We have recognized a deferred income tax asset for the resulting net operating loss carryforwards and may continue to recognize additional amounts in the next few years. However, our management anticipates that such net operating loss carryforwards will be realized given the long carryforward period (through the year 2046) for amortization of the concession, as well as the fact that we expect to generate taxable income in the future. Our tax projections take into consideration certain assumptions, some of which are under our control and others which are not. Key assumptions include inflation rates, currency fluctuations and future revenue growth. If our assumptions are not correct, we would have to recognize a valuation allowance on our deferred tax asset.

RESULTS OF OPERATIONS

TFM'S RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2001.

      Our results of operations for the six months ended June 30, 2002 include Mexrail and its wholly owned subsidiary, the Texas Mexican Railway Company, which we acquired on March 27, 2002. Under IAS, the purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM will be recorded at their historical cost. For financial reporting purposes under IAS, our financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition only upon completion of the year or of the interim period in which the acquisition occurred. Since the acquisition occurred in the six-month period ended June 30, 2002, our unaudited financial statements for the six months ended June 30, 2002 and 2001 included in this prospectus and all other financial data (including U.S. GAAP data) presented in this prospectus for each of those six-month periods have been restated to reflect the operational results and financial condition of Mexrail, in the case of the six months ended June 30, 2002, consolidated with those of TFM, and, in the case of the six months ended June 30, 2001, combined with those of TFM, as if the reorganization had occurred on January 1 of the corresponding period. In addition, our annual financial statements for the years ended December 31, 2002, 2001 and 2000 will be similarly restated when they are prepared. However, our audited annual financial statements for the years ended December 31, 2001, 2000 and 1999 included in this prospectus and all other financial data presented in this prospectus for each of those annual periods and for earlier annual periods (including the financial data set forth below in the discussion of our results of operations for those periods) have not been restated.

      REVENUES

      Revenues for the six months ended June 30, 2002 and 2001 were $357.1 million. Our revenues for the six months ended June 30, 2002 include $26.1 million representing revenues from the operations of Mexrail and the Texas Mexican Railway Company for the six months ended June 30, 2002. Operating expenses were $274.9 million for the six months ended June 30, 2002, which represents a decrease of $8.0 million, or 2.8%, from the six months ended June 30, 2001. The decrease in operating expenses for the first six months of 2002 was due primarily to the result of continuous cost control measures and a more efficient operation.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

                                                               SIX MONTHS ENDED JUNE 30,
                                               -------------------------------------------------------
PRODUCT CATEGORY                                         2001                        2002
                                               ------------------------     --------------------------
                                               CARLOADS       REVENUES      CARLOADS       REVENUES
                                               --------    -------------    --------     -------------
                                                           (IN MILLIONS)                 (IN MILLIONS)
Industrial products, metals and minerals        108,992        $ 95.3        107,174        $ 95.3
Agro-industrial products ...............         58,455          74.2         54,645          69.8
Automotive products ....................         67,402          84.6         67,140          81.8
Chemical and petrochemical products ....         34,908          44.6         40,414          53.3
Intermodal freight .....................         88,963          24.3         93,156          26.7
Other ..................................              0           4.9              0           4.1
                                               --------        ------       --------        ------
TFM ....................................        358,720         327.9        362,529         331.0
Texas Mexican Railway Company  .........         46,944          29.2         45,372          26.1
                                               --------        ------       --------        ------
   Total TFM ...........................        405,664        $357.1        407,901        $357.1
                                               ========        ======       ========        ======

      Industrial products, metals and minerals. Revenues remained stable at $95.3 million for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 due to expansion of steel exports despite depressed economic conditions in this segment.

      Agro-industrial products. Revenues decreased by $4.4 million or 5.9% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was partially attributable to the extraordinary yield of the 2002 Mexican grain harvest in the Sinaloa Valley which reduced the need for grain imports from the United States.

      Automotive products. Revenues in this segment decreased by $2.8 million or 3.3% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This decrease was a result of reduced sales activity and demand in the United States for Mexican-sourced automobiles.

      Chemical and petrochemical products. Revenues increased by $8.7 million or 19.5% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 as a result of train-truck transloading and general conversion of products in this segment from truck to rail transport because of transloading efficiency and our proven safety record transporting these products on our railroad.

      Intermodal freight. Revenues in this segment increased by $2.4 million or 9.9% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This increase was due to completed construction of intermodal yards in 2001 and expanded contracts with stack train operators and intermodal companies.

      OPERATING EXPENSES

      Total operating costs and expenses for TFM amounted to $274.9 million for the six months ended June 30, 2002, compared to $282.8 million for the six months ended June 30, 2001, which represents a decrease of 2.8%. This decrease in operating expenses is attributable to the cost reductions. The following table illustrates our operating expenses for the six months ended June 30, 2001 and 2002 as a percentage of revenues generated during the corresponding periods.

                                                           SIX MONTHS ENDED JUNE 30,
                                           ----------------------------------------------------
                                                       2001                       2002
                                           -------------------------   ------------------------
                                                              % OF                       % OF
                                               AMOUNT        REVENUE       AMOUNT       REVENUE
                                           --------------    -------   --------------   -------
                                           (IN THOUSANDS)              (IN THOUSANDS)
Salaries, wages and employee benefits        $ 61,833         17.3%       $ 63,375        17.8%

Purchased services ..................          69,846         19.6          78,785        22.1

Fuel ................................          31,556          8.8          22,728         6.4

Materials and supplies ..............           4,349          1.2           4,248         1.2

Car hire -- net .....................          28,973          8.1          21,909         6.1

Rents other than car hire ...........          28,081          7.9          30,321         8.5

Casualties and insurance ............           9,116          2.5           5,808         1.6

Other costs .........................          10,236          2.9           7,159         2.0

Depreciation and amortization .......          38,768         10.9          40,522        11.3
                                             --------         ----        --------        ----
   Total operating expenses* ........        $282,758*        79.2%       $274,855*       77.0%
                                             ========         ====        ========        ====

----------
*Includes operating expenses of Mexrail and the Texas Mexican Railway Company for the six months ended June 30, 2001 and 2002 in the amount of $26.0 million and $30.6 million, respectively.

      Salaries, wages and employee benefits. Salary expenses increased 2.5% to $63.4 million for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This increase was attributable to the annual wage increase payable to our union employees, an increase in other employee benefits that was effective July 1, 2001, an increase in the annual average number of our full-time employees by 1.4% to 3,604 in 2002 from 3,554 in 2001, the appreciation of the peso against the dollar. This increase was partially offset by a decrease of $1.1 million in the salaries, wages and benefits of employees of Mexrail and the Texas Mexican Railway Company.

      Purchased services. Costs of purchased services increased by $8.9 million or 12.8% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The increase in these costs was attributable to maintenance of cars, an increase in terminal services, track services and professional fees.

      Fuel. Our fuel expense decreased 28.0% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 primarily due to a 26.2% decrease in the average price we paid for diesel fuel per gallon. This decrease was partially offset by an increase in transport volume.

      Materials and supplies. Costs of materials and supplies consumed in the six months ended June 30, 2002 were 2.3% higher than in the six months ended June 30, 2001, primarily because we had higher consumption of materials and supplies related to track maintenance activities.

      Car hire -- net. Our car hire expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire costs, net of car hire income, decreased by 24.4% in the six months ended June 30, 2002 compared to the six months ended June 30, 2001. Our car hire expenses decreased primarily because of an increase in the efficiency and fluency of our operations. We have hired U.S. railroad cars since 1998 after we began complying with car hire rules prescribed by the AAR.

      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses increased by $2.2 million, or 8.0%, for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 as we increased the number of cars to provide increased capacity for our network. These expenses included an increase of $0.8 million in rental expenses of Mexrail and the Texas Mexican Railway Company during the same period.

      Casualties and insurance. These expenses decreased 36.3% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 due to a decrease of claims of cargo damage. This decrease includes $1.1 million from the operations of Mexrail and the Texas Mexican Railway Company.

      Other costs. Other costs consist primarily of employee expenses such as costs of meals, lodging, travel and state tax, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These costs decreased 30.0% in the six months ended June 30, 2002 compared to the six months ended June 30, 2001 mainly due to the elimination of state payroll taxes in the second half of 2001. In addition, the concession duty, which is accounted for under this line item, is calculated as 0.5% of gross revenues from our rail lines.

      Depreciation and amortization. Depreciation and amortization expense for the six months ended June 30, 2002 increased by $1.8 million from the six months ended June 30, 2001, primarily as a result of additional capital improvements of our lines, new operating capacity, newly completed intermodal terminals and ongoing investments.

      OPERATING INCOME AND OPERATING RATIO

      Our operating income increased by 10.6% to $82.2 million for the six months ended June 30, 2002 from $74.3 million for the six months ended June 30, 2001 due to the factors described above. Our operating ratio was 76.1% for the six months ended June 30, 2002, which represents an improvement from our operating ratio as 79.2% for the six months ended June 30, 2001.

      OTHER EXPENSES

      Other income and expenses -- net. For the six months ended June 30, 2002, we recognized other income of $49.2 million compared to other expense of $7.0 million for the six months ended June 30, 2001. This change reflects the fact that, in the six months ended June 30, 2001, TFM recorded a one-time profit of $60.7 million resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line.

      Interest expense -- net. Interest expense -- net for the six months ended June 30, 2002 was $44.1 million compared to $44.7 million for the six months ended June 30, 2001. Our interest expense -- net decreased due to a decrease in the average interest rate related to our U.S. $310.0 million commercial paper program.

      Exchange gain (loss) -- net. We recorded a net foreign exchange loss of $11.4 million for the six months ended June 30, 2002 compared with a net foreign exchange gain of $4.2 million for the six months ended June 30, 2001. We have exposure to fluctuations in the value of the peso relative to the dollar because our peso accounts receivable are greater than our peso accounts payable. In the six months ended June 30, 2002 and 2001, the value of the dollar relative to the peso appreciated 8.4% and depreciated 5.5%, respectively.

      Deferred income tax. Our deferred income tax benefit was $1.4 million for the six months ended June 30, 2002 compared to a deferred income tax expense of $16.4 million for the six months ended June 30, 2001. We realized a deferred income tax expense in the six months ended June 30, 2001 due to the one-time profit resulting from the sale of to the Mexican government of the redundant La Griega-Mariscala line which was considered taxable income for that period. The income tax benefit in the six months ended June 30, 2002 is a result of several specific provisions of Mexican Income Tax Law which permit us to amortize the costs of acquiring the concession rights and related assets over a six-year period for income tax purposes and to restate the costs of these assets on an annual basis to reflect the Mexican inflation rate. Our taxes are computed based on our results of operations in pesos and therefore are affected by the correlation of the peso-dollar exchange rate with the Mexican inflation rate and, consequently, the restatement benefit was lower.

TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

      REVENUES

      Revenues for the year ended December 31, 2001 totaled $667.8 million compared to $640.6 million for the year ended December 31, 2000, which represented an increase of 4.2%. The increase in 2001 was mainly attributable to an increase of approximately 7.5% in revenues derived from haulage of automotive products, with a corresponding increase of approximately 9.3% in automotive traffic volumes. Total carloads in 2001 increased by 1.2% compared to 2000. Carloads are a standard measure used by TFM to determine the number of loaded cars that transport cargo on TFM's rail lines in order to determine traffic volume. The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 2000 and December 31, 2001.

                                                                   YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------
PRODUCT CATEGORY                                                   2000                  2001
                                                          --------------------   --------------------
                                                          CARLOADS*   REVENUES   CARLOADS    REVENUES
                                                          --------    --------   --------    --------
Industrial products, metals and minerals ................  203,348     $175.7     196,119     $176.9

Agro-industrial products ................................  132,102      161.9     136,000      167.4

Automotive products .....................................  138,172      159.5     150,987      171.4

Chemical and petrochemical products .....................   66,369       89.2      77,159       98.6

Intermodal freight ......................................  146,293       38.8     162,443       42.6

Other ...................................................   28,181       15.5           0       10.9
                                                           -------     ------     -------     ------

   Total ................................................  714,465     $640.6     722,708     $667.8
                                                           =======     ======     =======     ======

----------
* Carload amounts for 2000 represent unallocated carloads for the various product categories. In the opinion of management, the non-allocation of such amounts would not significantly change the discussion included herein.

      Industrial products, metals and minerals. Revenues increased by $1.2 million or 0.7% in 2001 over 2000. A significant portion of this revenue growth has been the result of conversion of industrial products traffic from truck to railroad transportation. Additionally, we experienced significant growth in the transportation of home appliances, mainly due to the start of operations of Mabe's new manufacturing plant, located near our rail lines, as well as in the transportation of beer for export. We also experienced an increase in transport of paper and forest products as a result of an increase in imports from the United States and Canada due to more competitive prices in this market.

      Growth in our industrial products traffic was offset by a decline of 3.6% in volume primarily due to a decline in the transport of steel products in 2001 due to a slowdown in domestic production, reflecting declining international steel prices.

      Agro-industrial products. Revenues increased by $5.5 million or 3.4% in 2001 over 2000. This increase was partially attributable to conversion of traffic originated at Tamaulipas from truck to railroad transportation. We have also enhanced traffic conversion as a result of the development of new railroad infrastructure at key locations. A scheduled increase in tariffs also contributed to our revenue growth in 2001.

      Automotive products. Revenues increased by $11.9 million or 7.5% in 2001 over 2000. This increase was a result of increased transportation of vehicles exported to the United States and Europe from manufacturing plants in Mexico. This increased export traffic included new product launches in the North American and European markets, such as the "PT44 Cruiser" produced by DaimlerChrysler at its Toluca plant beginning in March 2000, the "GMT-800" introduced by General Motors, Volkswagen's new "Beetle" and Nissan's new "Sentra," as well as continued growth in exports of automobiles and trucks to the United States. Another source of revenue growth in 2001 was additional traffic conversion from truck to railroad transportation, which trend should continue as we open new intermodal facilities near the plants of our major automotive customers. Nonetheless, revenue growth in 2001 was slower than that experienced in 2000 due to decreased demand for exports as a result of the downturn of the U.S. economy over the past year.

      Chemical and petrochemical products. Revenues increased by $9.4 million or 10.5% in 2001 over 2000. Contributing to revenue growth were new petroleum coke traffic for Cemex, S.A. de C.V. ("Cemex") and new routes for transportation of fuel oil for the Comision Federal de Electricidad or CFE, the Mexican electric utility, as well as continued conversion from truck to rail transport during the first half of the year of products used in the production of plastic. Such increases in traffic volume, were partially offset by the loss of traffic from PEMEX as a result of its installation of pipelines.

      Intermodal freight. Revenues increased by $3.8 million or 9.8% in 2001 over 2000. This increase was due to a great extent to continued conversion of automotive parts traffic from truck to railroad transportation. The increase also reflected the positive results in 2001 of conversion projects initiated in 1999 and 2000. We have entered into long-term contracts with a number of our automotive customers to transport auto parts and other products through our new intermodal facilities which we are building near their plants. We expect this additional business to offset part of the impact of the U.S. economic downturn.

      OPERATING EXPENSES

      Total operating expenses amounted to $510.8 million for the year ended December 31, 2001, compared to $472.9 million for the year ended December 31, 2000, which represents an increase of 8.0%. The following table illustrates our operating expenses for the periods indicated as a percentage of revenues generated during the corresponding periods.


                                                      YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------
                                                  2000                     2001
                                        ------------------------   -----------------------
                                                          % OF                       % OF
                                            AMOUNT       REVENUE       AMOUNT      REVENUE
                                        --------------   -------   --------------  -------
                                        (IN THOUSANDS)             (IN THOUSANDS)
Salaries, wages and employee benefits      $ 95,503       14.9%      $111,552       16.7%

Purchased services ..................       124,540       19.4        133,379       20.0

Fuel ................................        63,454        9.9         55,261        8.3

Materials and supplies ..............         5,838        0.9          8,724        1.3

Car hire-- net ......................        40,180        6.3         42,480        6.4

Rents other than car hire ...........        38,769        6.1         53,668        8.0

Casualties and insurance ............        14,148        2.2         16,576        2.5

Other costs .........................        16,143        2.5         12,986        1.9

Depreciation and amortization .......        74,304       11.6         76,136       11.4
                                           --------       ----       --------       ----

    Total operating expenses ........      $472,879       73.8%      $510,762       76.5%
                                           ========       ====       ========       ====


      Salaries, wages and employee benefits. Salary expenses increased 16.8% to $111.6 million in 2001 compared to 2000. The increase was attributable to the annual wage increase payable to our union employees, an increase in other employee benefits that was effective July 1, 2001, an increase in the annual average number of our full-time employees by 1.3% to 3,608 in 2001 from 3,561 in 2000 and the appreciation of the peso against the dollar.

      Purchased services. Costs of purchased services increased by $8.8 million or 7.1% in 2001 over 2000. Costs of purchased services consisted primarily of expenses related to equipment maintenance of locomotives and cars, haulage, terminal services and security expenses. The increase in the costs of purchased services was attributable to maintenance of cars and the increase in terminal services.

      Fuel. Our fuel expense decreased 12.9% in the year ended December 31, 2001 compared to the year ended December 31, 2000 primarily due to an 8.8% decrease in the average price of diesel fuel per gallon. This decrease was partially offset by an increase in transport volume.

      Materials and supplies. Costs of materials and supplies consumed in the year ended December 31, 2001 were 49.4% higher than in the year ended December 31, 2000, primarily because we had higher consumption of materials and supplies related to our track maintenance activities.

      Car hire -- net. Our car hire expenses are affected by the volume of our business, the number of cars we own or lease and traffic flows. Car hire costs, net of car hire income, increased by 5.7% in the year ended December 31, 2001 from the year ended December 31, 2000. Our car hire expenses increased primarily because we supplemented our rolling stock especially by adding car carriers to serve our automotive customers. We have hired U.S. railroad cars since 1998 after we began complying with car hire rules prescribed by the AAR. We expect that net car hire expenses will increase at a slower rate in 2002 due to a lower rate of volume growth.

      Rents other than car hire. Rents other than car hire include locomotive leases and railcar and equipment rental expenses. These expenses increased by $14.9 million or 38.4% in the year ended December 31, 2001 from the year ended December 31, 2000 as we increased the number of long-term leases for new locomotives and cars to provide increased capacity for our network.

      Casualties and insurance. These expenses increased 17.2% in the year ended December 31, 2001 from the year ended December 31, 2000 due to an increase of claims of cargo damage and higher premium rates.

      Other costs. Other costs consist primarily of employee expenses such as costs of meals, lodging, travel and state tax, as well as the concession duty payable to the Mexican government and the allowance for doubtful accounts. These expenses decreased in the year ended December 31, 2001 mainly due to a decrease of $1.0 million in allowance for doubtful accounts and the elimination of state payroll taxes in 2001 which amounted to $1.0 million in 2000. The concession duty, which is accounted for under this line item, is calculated as 0.5% of gross revenues from our rail lines during the first 15 years of the concession, increasing to 1.25% of gross revenues thereafter.

      Depreciation and amortization. Depreciation and amortization expense in the year ended December 31, 2001 increased by $1.8 million from the year ended December 31, 2000 primarily as a result of additional capital improvements of our lines, new operating capacity, intermodal terminals and ongoing investments.

      OPERATING INCOME AND OPERATING RATIO

      Our operating income decreased to $157.1 million in the year ended December 31, 2001 from $167.7 million in the year ended December 31, 2000, representing a decrease of approximately 6.3%, due to the factors described above. Our operating ratio increased to 76.5% for the year ended December 31, 2001 from 73.8% for the year ended December 31, 2000.

      OTHER EXPENSES

      Other expenses -- net. Our other expenses -- net decreased by $57.6 million in the year ended December 31, 2001 from the year ended December 31, 2000 due to a one-time profit resulting from the sale by TFM to the Mexican government of the redundant La Griega-Mariscala line, which amounted to a gain of $60.7 million.

      Interest expense -- net. Interest expense -- net for the year ended December 31, 2001 was $82.6 million compared to $107.2 million in the year ended December 31, 2000. Our interest expense -- net decreased due to a substantial reduction in debt service as a result of the refinancing of outstanding indebtedness under our senior secured credit facilities, established on June 23, 1997 (the "senior secured credit facilities") through our U.S. $310.0 million commercial paper program.

      Exchange gain (loss) -- net. We recorded a net foreign exchange gain of $2.8 million in the year ended December 31, 2001 compared with a net foreign exchange loss of $1.4 million in the year ended December 31, 2000. We have exposure to fluctuations in the value of the peso relative to the dollar because our peso accounts receivable are greater than our peso accounts payable. In 2001 and 2000, respectively, the dollar depreciated 4.5% and appreciated 1.4%, relative to the peso.

      Deferred income tax. Our deferred income tax expense was $4.6 million for the year ended December 31, 2001 compared to a deferred income tax benefit of $17.8 million for the year ended December 31, 2000. We realized a deferred income tax expense in the year ended December 31, 2001 due to the profit recorded from the sale of the redundant La Griega-Mariscala line which was considered taxable income. The income tax benefit in the year ended December 31, 2000 is a result of several specific provisions of Mexican Income Tax Law which permit us to amortize the costs of acquiring the concession rights and related assets over a six-year period for income tax purposes and to restate the costs of these assets on an annual basis to reflect the Mexican inflation rate. Our taxes are computed based on our results of operations in pesos and therefore are affected by the correlation of the peso-dollar exchange rate with the Mexican inflation rate and, consequently, the restatement benefit was lower.

TFM'S RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

      REVENUES

      Revenues for the year ended December 31, 2000 totaled $640.6 million, compared to $524.5 million for the year ended December 31, 1999, which represented an increase of 22.1%. This growth was mainly attributable to increased haulage of automotive products, industrial products and agro-industrial products resulting from our conversion of traffic to rail from truck. Carloads increased by 16.7% when compared to the prior year. The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 1999 and 2000.


                                                          YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------
                                                      1999(1)                  2000
                                             -----------------------  -----------------------
                                             CARLOADS     REVENUES    CARLOADS     REVENUE
                                             --------  -------------  --------  -------------
                                                       (IN MILLIONS)            (IN MILLIONS)
Industrial products, metals and minerals     186,069       $149.1     203,348       $175.7

Agro-industrial products ...............     120,072        136.8     132,102        161.9

Automotive products ....................      90,387        103.4     138,172        159.5

Chemical and petrochemical products ....      61,637         76.7      66,369         89.2

Intermodal freight .....................     128,008         34.3     146,293         38.8

Other ..................................      25,971         24.2      28,181         15.5
                                             -------       ------     -------       ------
      Total ............................     612,144       $524.5     714,465       $640.6
                                             =======       ======     =======       ======

----------
(1)  Re-allocated as per December 2001 classification.

      Industrial products, metals and minerals. Revenues increased by $26.6 million or 17.8% in the year ended December 31, 2000 over the year ended December 31, 1999. This increase was due, in part, to the change in freight transport mix to higher tariff shipments and to scheduled increases in the tariff rate applicable to these products. Increased exports of home appliances from Mexico to the United States and Canada primarily due to an increase in the volumes transported for our customer, Mabe, which completed construction of a new refrigerator plant along our rail lines, and the use of high cubed boxcars, which are more suitable for the transport of appliances, also contributed to this growth. The conversion of this home appliance traffic to rail from truck is attributable in part to our sales and marketing initiatives in the industrial products area. We also have increased the amount of work in progress transported between customer plants as well as the transportation of finished goods for our customers who depend on on-time, reliable service. Growth in our industrial products revenues was partly offset by a decline in revenues generated from the transport of metals and minerals cargo due primarily to a decline in domestic steel and glass production in 2000.

      Agro-industrial products. Revenues increased by $25.1 million or 18.3% in the year ended December 31, 2000 over the year ended December 31, 1999. This growth was attributable in part to our conversion to rail from truck of corn shipments in the domestic market. We also increased our transport of barley imported from Canada by Mexican beer manufacturers and began hauling imported soybeans previously transported by Ferromex to Guadalajara. A scheduled increase in tariffs also contributed to the growth of revenues in 2000.

      Automotive products. Revenues increased by $56.1 million or 54.3% for the year ended December 31, 2000 over the year ended December 31, 1999. This growth was a result of increased haulage of automobiles for export to the United States, Canada and Europe, including export traffic previously transported by Ferromex, increased transport of automotive parts and our conversion of automotive traffic to rail from truck. These increases are attributable to our customer service and operating initiatives, which have allowed us to provide service reliability for high-value, time-sensitive automotive shipments. In addition, our automotive ramps at Monterrey and Veracruz, together with the facilities provided by our customers and the facilities of the Mexico City Railroad and Terminal, have enabled auto manufacturers to load automobiles directly onto our car carriers at Monterrey for transportation to the United States, and from our car carriers onto ships at Veracruz for transportation to Europe. We experienced a significant increase in automotive revenues as a result of increased volumes of freight transported primarily for General Motors, DaimlerChrysler, Ford Motor Company and Volkswagen due to increased export production by these customers. Revenues also increased partially as a result of scheduled tariff increases.

      Chemical and petrochemical products. Revenues increased by $12.5 million or 16.3% in the year ended December 31, 2000 over the year ended December 31, 1999. This increase was primarily attributable to increased haulage of petrochemical products imported by our existing customers mainly for use in the production of plastic, and conversion of petrochemical cargo to rail from truck. Increased volumes of diesel fuel and fuel oil transported for the CFE, also contributed to the growth in this segment. An increase in the number of transloading facilities along our lines has enabled us to transfer greater volumes of petrochemical cargo from truck to rail and allowed us to serve new customers that have not historically used rail transport. Revenues also increased partially as a result of scheduled tariff increases. Revenue increases in this area were partially offset by a decline in traffic transported for PEMEX as it increased the use of trucking in its fuel distribution network and decreased transport of fertilizers due to hurricane damage to the facilities of a major customer located at the port of Lazaro Cardenas.

      Intermodal freight. Revenues increased by $4.5 million or 13.1% in the year ended December 31, 2000 over the year ended December 31, 1999. This increase was due to increased access to intermodal terminals along our lines, an increase in piggy-back traffic and the raising or dismantling of the catenary between Buena Vista and Queretaro, which allowed for the use of double-stack cars. In this segment, our strategic relationship with Grupo TMM enabled us to capture an increasing share of the market by providing linked truck and rail intermodal services. Prior to the privatization of our rail lines, there was almost no intermodal freight transported by rail in Mexico.

   OPERATING EXPENSES

      Total operating expenses amounted to $472.9 million in 2000 compared to $400.5 million in 1999, which represents an increase of 18.1%. The following table illustrates our operating expenses for these years as a percentage of revenues generated during the corresponding periods.

                                                             YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                                     1999                           2000
                                           -------------------------      -------------------------
                                                              % OF                           % OF
                                              AMOUNT         REVENUE         AMOUNT         REVENUE
                                           ------------      -------      ------------      -------
                                          (IN THOUSANDS)                 (IN THOUSANDS)
Salaries, wages and employee benefits      $     81,176        15.5%      $     95,503        14.9%

Purchased services ..................           121,962        23.3            124,540        19.4

Fuel ................................            35,834         6.8             63,454         9.9

Materials and supplies ..............            12,653         2.4              5,838         0.9

Car hire -- net .....................            20,507         3.9             40,180         6.3

Rents other than car hire ...........            29,847         5.7             38,769         6.1

Casualties and insurance ............            13,317         2.5             14,148         2.2

Other costs .........................            14,371         2.7             16,143         2.5

Depreciation and amortization .......            70,839        13.5             74,304        11.6
                                           ------------       -----       ------------       -----

Total operating expenses ............      $    400,506        76.3%      $    472,879        73.8%
                                           ============       =====       ============       =====

      Salaries, wages and employee benefits. Salary expenses increased 17.6% to $95.5 million in 2000. The increase was attributable to the increase in our average number of full-time employees. We increased the number of full-time employees by 8.0% at December 31, 2000 to 3,613 from 3,346 at December 31, 1999. Additionally, the increase is due to the annual wage increase payable to our union employees that, based on historical inflation, was 13.0% in peso terms effective July 1, 2000.

      Purchased services. Costs of purchased services expenses for the year ended December 31, 2000 were $124.5 million consisting primarily of expenses related to equipment maintenance, compared to $122.0 million for the year ended December 31, 1999. With respect to equipment maintenance, purchased services expenses were primarily for maintenance of used locomotives.

      Fuel. Our fuel expense increased 77.1% in 2000 due to a 61.4% increase in our average price of fuel per gallon. Our fuel consumption increased approximately 10.0% during 2000 as a result of increase in rail traffic.

      Materials and supplies. Costs of materials and supplies consumed in 2000 were 53.9% less than in 1999 primarily because we reduced the consumption of materials and supplies and we capitalized some costs related to projects. In addition, costs decreased because we conducted mostly ordinary track repair and maintenance.

      Car hire -- net. Car hire costs, net of car hire income, increased by 95.9% in 2000 from 1999. Our car hire expenses increased as we supplemented our rolling stock, especially by adding car carriers to serve our automotive customers. We started hiring U.S. railroad cars in 1998 after we began complying with car hire rules prescribed by the AAR.

      Rents other than car hire. Rents other than car hire, which include short-term and long-term locomotive leases and railcar and equipment rental expenses, increased 29.9% or $8.9 million in 2000 from 1999 as we increased the number of long-term leases for locomotives to provide increased capacity for our network. We leased 42 new locomotives in 2000.

      Casualties and insurance. These expenses increased 6.2% in 2000 from 1999 as we increased the deductible amounts for certain coverages under our insurance policies to manage our insurance costs.

      Other costs. Other costs consisted primarily of employee-related expenses such as costs of meals, lodging and travel, as well as the concession duty payable to the Mexican government. These expenses increased in 2000 mainly due to the concession duty expense which amounted to $3.3 million compared to $2.7 million for the year ended December 31, 1999 as a result of increased revenue generated in 2000, and higher employee travel and administrative expenses as we increased the number of our union employees. Under this line item, the provision for doubtful accounts represented approximately 9.3% of the total amount of other costs incurred in 2000.

      Depreciation and amortization. Depreciation and amortization expense in 2000 increased by $3.5 million from 1999 primarily as a result of additional capital improvement projects undertaken to lengthen track sidings and the completion of the second phase of our Sanchez freight yard in Nuevo Laredo, the Maclovio-Herrera intermodal terminal in Toluca, track rehabilitation projects and the first phase of our automotive support yard in Ramos Arizpe.

   OPERATING INCOME AND OPERATING RATIO

      Our operating income was $167.7 million in 2000 compared to $124.0 million in 1999. This improvement was driven by increased revenues and the containment of operating expenses. The impact of the implementation of our operating strategy is reflected in the decrease of our operating ratio, which represents operating expenses, including depreciation, as a percentage of transportation revenues. Our operating ratio decreased to 73.8% in 2000 from 76.4% in 1999.

   OTHER EXPENSES

      Other expenses -- net. Our other expenses -- net increased by $18.8 million in 2000 from 1999, principally as a result of net losses we realized from the sale of obsolete equipment and scrap.

      Interest expense -- net. Interest expense -- net for 2000 was $107.2 million compared to $101.6 million in 1999. Our interest expense -- net increased due to a one-time item of $9.2 million resulting from amortization of financial fees and expenses related to the prepayment of our senior secured credit facilities.

      Exchange loss -- net. We recorded a net foreign exchange loss of $1.4 million in 2000 compared with a net foreign exchange loss of $43,000 in 1999. We have exposure to fluctuations in the value of the peso relative to the dollar because our peso accounts receivable are greater than our peso accounts payable. In 2000, the dollar appreciated 1.4% relative to the peso in contrast to a depreciation of the dollar relative to the peso of 4.0% in 1999.

      Deferred income tax benefit. Our deferred income tax benefit, attributable principally to tax loss carryforwards, was $17.8 million for 2000 compared to a deferred income tax benefit of $43.2 million for 1999. This income tax benefit is a result of several specific provisions of Mexican Income Tax Law which permit us to amortize the costs of acquiring the concession rights and related assets over a six-year period for income tax purposes and to restate the costs of these assets on an annual basis to reflect the Mexican inflation rate. The corporate income tax rate in Mexico in 2000 and in 1999 was 35.0%. Our taxes are computed based on our results of operations in pesos and therefore are affected by the correlation of the peso-dollar exchange rate with the rate of inflation. In 2000, the appreciation of the dollar relative to the peso was greater than the Mexican inflation rate, in contrast with 1999 when the inflation rate and the rate of depreciation of the dollar were comparable. As a result, we realized a lower deferred income tax benefit in 2000 as compared with 1999.

LIQUIDITY AND CAPITAL RESOURCES

      Our business is capital-intensive and requires ongoing substantial expenditures for, among other things, improvements to roadway, structures and technology, capital expenditures, leases and repair of equipment, and maintenance of our rail system. Our principal sources of liquidity consist of cash flow from operations, existing cash balances, vendor financing and debt financing.

   CASH FLOWS FROM OPERATING ACTIVITIES

      We generated positive cash flows from operating activities in the six months ended June 30, 2002 and 2001. Net cash provided by operating activities was $59.2 million for the six months ended June 30, 2002 compared to $73.0 million for the six months ended June 30, 2001. This increase resulted mainly from an increase in operating income as well as changes in non-cash items. We generated positive cash flows from operating activities in the years ended December 31, 2001 and 2000. Net cash provided by operating activities was $101.2 million for 2001 compared to $165.1 million for 2000. The decrease in 2001 resulted mainly from the decrease in operating income as well as changes in non-cash items and changes in both operating assets and liabilities as disclosed below. We also generated positive cash flows from operating activities in the years ended December 31, 2000 and 1999 as compared to prior periods. Net cash provided from operating activities was $165.1 million for 2000 compared to $92.1 million for 1999. These increases resulted from higher revenues, changes in both operating assets and liabilities, and changes in non-cash items, each of which is more fully described in the following table.

      The following table summarizes cash flows from operating activities for the periods indicated.

                                                         YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                  -------------------------------------       -------------------------
                                                    1999          2000           2001           2001            2002
                                                  --------      --------       --------       --------        --------
                                                                              (IN THOUSANDS)
Net income for the period ....................    $ 60,118      $ 52,530       $106,065       $ 68,536        $ 24,147
  Depreciation and amortization ..............      70,839        74,304         76,136         38,768          40,522
  Amortization of discount on 11.75% senior
  discount debentures ........................      36,145        45,665(1)      49,408(1)      25,762(1)       22,768(1)
  Deferred income tax (benefit) expense ......     (43,176)      (17,826)         4,572         16,407          (1,406)
  Provision for doubtful accounts ............       1,599         1,518           (988)           480             195
  Amortization of deferred financing costs ...       6,166        14,307          3,498          1,569           4,256
  Loss on sale of property, machinery and
  equipment -- net ...........................       4,861        23,435          7,585          7,097           2,502
  Gain on transfer of concession rights -- net                                  (60,744)       (60,744)
  Changes in current assets and liabilities ..     (44,483)      (28,825)       (84,343)       (24,876)        (33,766)
                                                  --------      --------       --------       --------        --------
Net operating cash flows .....................    $ 92,069      $165,108       $101,189       $ 72,999        $ 59,218
                                                  ========      ========       ========       ========        ========

----------
(1) Includes amortization of discount on senior discount debentures and our U.S. $310.0 million commercial paper program.

   CASH FLOWS FROM INVESTING ACTIVITIES

     Net cash used in investing activities in the six months ended June 30, 2002 was $77.3 million. We made capital expenditures in an aggregate amount of $33.5 million during this period, consisting mainly of improvements of our rail lines, addition of operating capacity, construction of intermodal terminals and ongoing investments. In addition, on March 27, 2002, we acquired all of the capital stock of Mexrail, together with the Texas Mexican Railway Company and the northern portion of the international rail bridge at Laredo, for an aggregate purchase price of $64.0 million. The purchase price was paid by crediting a receivable of $20.0 million owed by Grupo TMM to TFM, with the remaining balance of $44.0 million being paid to TFM in cash. Net cash used in investing activities in the six months ended June 30, 2001 was $33.1 million. We made capital expenditures in the amount of $33.2 million in the six months ended June 30, 2001 relating mainly to ongoing projects such as track rehabilitation, construction of operating and intermodal facilities and capitalization of our locomotive overhaul expenses. In addition, in March 2001, the Texas Mexican Railway Company acquired an abandoned 84.5 mile line located between Victoria and Rosenberg, Texas, for an aggregate purchase price of $9.3 million.

      Net cash used in investing activities was $64.6 million in 2001. We made capital expenditures in an aggregate amount of $66.4 million in 2001. Most of our capital expenditures in 2001 related to ongoing projects such as track rehabilitation, construction of operating and intermodal facilities and capitalization of our locomotive overhaul expenses. A significant portion of our capital expenditures is tied to volume of traffic, and is therefore discretionary to the extent such volumes change. Capital expenditures do not include locomotives or railcars leased through operating leases.

      Net cash used in investing activities was $58.7 million in 2000 and was attributable to aggregate capital expenditures consisting of purchases of machinery and equipment in the amount of $65.3 million, partially offset by sales of machinery and equipment.

      Net cash used in investing activities in 1999 was $24.3 million. In 1999, we made capital expenditures in an aggregate amount of $49.4 million. Substantially all of these expenditures were for route maintenance projects, including track rehabilitation, the construction of certain facilities and the installation and expansion of personal computers, networking systems, management information and communications systems, end-of-train devices and automatic equipment identification tags. Our capital expenditures were partially offset by sales of machinery and equipment.

   CASH FLOWS FROM FINANCING ACTIVITIES

      As of June 30, 2002, cash provided by financing activities amounted to $207.4 million mainly as a result of our issuance of $180.0 million principal amount of the outstanding notes on June 13, 2002. In addition, we received $29.9 million in proceeds from our U.S. $310.0 million commercial paper program net of $10.0 million in payments.

      As of June 30, 2001, cash used in financing activities amounted to $4.2 million as a result of the last payment of our capital lease obligations.

      As of December 31, 2001, cash used in financing activities amounted to $29.4 million mainly as a result of the repayment of $25.0 million in outstanding principal amount under our U.S. $310.0 million commercial paper program and the payment of our capital lease obligations.

      In 2000, cash used in financing activities amounted to $84.4 million. In September 2000, we issued $293.0 million principal amount of commercial paper under our then existing commercial paper program, which was backed by an irrevocable direct-pay letter of credit issued by Westdeutsche Landesbank Girozentrale, S.A., New York Branch and was later increased to $310.0 million in December 2000.

      The commercial paper was issued at a discount of $5.0 million from its aggregate principal amount, which represented an average interest rate of approximately 6.54%. The proceeds from the sale of the commercial paper were used to prepay the $284.6 million principal amount which was outstanding under our senior secured credit facilities. The deferred financing costs related to the senior secured credit facilities were expensed on a one-time basis in 2000.

      To finance the acquisition by Grupo TFM of our shares and our acquisition of certain railroad assets in connection with the privatization of our rail lines in June 1997, we issued $150.0 million aggregate principal amount of the senior notes and $443.5 million aggregate principal amount at maturity of the senior discount debentures, both of which are unconditionally guaranteed by Grupo TFM, and established our senior secured credit facilities with a syndicate of financial institutions as lenders. The senior secured credit facilities consisted of a $325.0 million senior term loan and a $150.0 million revolving credit facility. The obligations under the senior secured credit facilities were guaranteed by Grupo TFM and secured by substantially all of the assets of TFM and Grupo TFM. The obligations under the senior secured credit facilities were repaid in full with the proceeds from issuance of commercial paper under the then existing commercial paper program, and the liens on our assets were released at that time.

      Cash used in financing activities in 1999 amounted to $65.8 million. In 1999, we made principal payments under our capital lease obligations in the amount of $10.6 million. We also repaid $55.2 million of outstanding principal under our senior secured credit facilities.

      We believe that cash flow from operations, existing cash balances and vendor financing will be sufficient to provide for our liquidity needs for the foreseeable future.

COVENANTS

      The existing indentures and the credit agreements relating to our new $250.0 million credit facility contain covenants that, among other things, restrict or prohibit our ability to incur indebtedness, create or suffer to exist liens on our property, make prepayments of particular indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, sell assets and engage in mergers and consolidations or in sale-leaseback transactions. The credit agreements relating to our new $250.0 million credit facility contain covenants that are more restrictive than those contained in the indentures relating to the existing notes, including certain financial covenants which require us to maintain specified financial ratios. If we fail to comply with these restrictive covenants, our obligation to repay our senior notes, our senior discount debentures or our other debt may be accelerated. In addition, a default under these covenants could affect our ability to refinance our U.S. $122.0 million commercial paper program.

NEW ACCOUNTING PRONOUNCEMENTS

      We adopted IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"), effective January 1, 2001. Under the provisions of this standard, derivatives are always treated as held for trading unless their use qualifies them for hedge accounting. All contractual rights or obligations under derivatives are recognized on the balance sheet as assets or liabilities. Further, gains and losses resulting from financial assets and liabilities are required to be disclosed, whether included in the income statement or in stockholders' equity. IAS 39 supplements the disclosure requirements of IAS 32, "Financial Instruments: Disclosures and Presentations."

      In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June 2000, the FASB issued Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities -- an Amendment of SFAS 133" ("SFAS 138"). This amendment addressed certain issues causing implementation difficulties for entities having adopted SFAS 133. We adopted SFAS 138 on January 1, 2001. There were no differences between SFAS 138 and IAS 39.

      On July 20, 2001, the FASB issued FASB Statement No. 141, "Business Combinations" ("SFAS 141") and FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 supersedes Accounting Principles Board ("APB") Opinion No. 16 ("APB 16"), "Business Combinations." The most significant ways in which the provisions of SFAS 141 differ from those in APB 16 are as follows: (1) the purchase method of accounting must be used for all business combinations initiated after June 30, 2001 (that is, the pooling-of-interests method is no longer permitted); (2) more specific guidance is provided on how to determine the acquirer for accounting purposes; (3) specific criteria are provided for recognizing intangible assets apart from goodwill; (4) unamortized negative goodwill must be written off immediately as an extraordinary gain (instead of being deferred and amortized); and (5) additional financial statement disclosures regarding business combinations are required.

      SFAS 142 supersedes APB Opinion No. 17 ("APB 17"), "Intangible Assets." It primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition (i.e., the post-acquisition accounting). The provisions of SFAS 142 became effective for fiscal years beginning after December 15, 2001; however, early adoption is permitted in certain instances. Among the new requirements and guidance set forth in SFAS 142, the most significant changes from APB 17 are that (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually;
(3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; (4) the amortization period of intangible assets that have finite lives will no longer be limited to 40 years; and (5) additional financial statement disclosures about goodwill and intangible assets will be required.

      On August 15, 2001, the FASB issued Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and applies to all entities. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset, except for certain obligations of lessees. As used in SFAS 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. SFAS 143 also requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged.

     We do not anticipate any material effects upon adoption of SFAS 142 and SFAS 143, as we do not have any goodwill or indefinite life intangibles.

     On October 4, 2001, the FASB issued Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. "Long-Lived Assets to Be Held and Used" retains the requirements of FASB Statement 121 to (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. "Long-Lived Assets to Be Disposed of Other Than by Sale" requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The provisions of SFAS 144 became effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS 144 generally are to be applied prospectively.

      In April of 2002, the FASB issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified as ordinary gains and losses on a going forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this Statement with regard to SFAS-4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

      In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

      We are presently evaluating the impact if any, that SFAS 143 through 146 will have on our consolidated financial statements.

   INFLATION

      We do not believe that inflation has had a significant impact on our results of operations.

   CONTRACTUAL OBLIGATIONS

      The following table outlines our obligations for payments under our debt obligations, capital leases and operating leases for the periods indicated using balances as of June 30, 2002:

                                                   2002          2003          2004       THEREAFTER      TOTAL
                                                ----------    ----------    ----------    ----------    ----------
                                                                             (IN THOUSANDS)
INDEBTEDNESS(1)
Senior notes due 2012 ......................    $   11,250    $   22,500    $   22,500    $  348,750    $  405,000
Senior discount debentures due 2009 ........        26,056        52,111        52,111       678,001       808,279
U.S. $310.0 million commercial paper program       295,000             0             0             0       295,000
Senior notes due 2007 ......................         7,688        15,375        15,375       188,438       226,876
Capital leases .............................           298           298           298         1,541         2,435
                                                                                                        ----------
        Total indebtedness .................                                                            $1,737,590

                                                   2002          2003          2004       THEREAFTER      TOTAL
                                                ----------    ----------    ----------    ----------    ----------
OPERATING LEASES(2)
Locomotives ................................    $   14,736    $   28,374    $   28,414    $  421,130    $  492,654
Railcars ...................................    $   15,818    $   19,252    $   17,131    $   81,435    $  133,636
                                                                                                        ----------
        Total operating leases .............                                                            $  626,290

----------
(1)   These amounts include principal and interest payments.
(2)   These amounts include the minimum lease payments.

      Following is a discussion of the terms of the contractual obligations outlined above:

   12.50% SENIOR NOTES DUE 2012

      We issued the outstanding notes on June 13, 2002. The outstanding notes are denominated in dollars, bear interest semiannually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at our option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law.

      The outstanding notes are unsecured, unsubordinated obligations of TFM, rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM.

   11.75% SENIOR DISCOUNT DEBENTURES DUE 2009

      Our senior discount debentures denominated in dollars were issued in June 1997 at a substantial discount from their principal amount of $443.5 million, and no interest accrued on the senior discount debentures until June 15, 2002. The senior discount debentures will mature on June 15, 2009. The discounted offering price of the senior discount debentures represents a fixed yield to maturity of 11.75%, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the senior discount debentures is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The senior discount debentures are redeemable, at our option, in whole or in part, on or after June 15, 2002 and prior to maturity, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

                                              SENIOR DISCOUNT
                                                 DEBENTURE
                     YEAR                    REDEMPTION PRICE
                     ----                    ----------------

                     2002 ................       105.8750%

                     2003 ................       102.9375%

                     2004 and thereafter .       100.0000%

      The senior discount debentures are also redeemable at our option, subject to certain limitations, in the event of certain changes in Mexican tax law. The senior discount debentures are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM and are senior in right of payment to all future subordinated indebtedness of TFM. The senior discount debentures are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

   NEW BANK FACILITIES

      On September 19, 2000 we established a two-year U.S. commercial paper program in the amount of $290.0 million supported by a letter of credit. The commercial paper program was backed by an irrevocable direct-pay letter of credit issued by Westdeutsche Landesbank Girozentrale, S.A., New York Branch. The commercial paper program was established pursuant to a credit agreement, dated as of September 19, 2000, among TFM, Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as issuing bank, Chase Securities Inc., as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank, as administrative agent, and the several banks parties thereto. The commercial paper program was first amended by the Amendment and Joinder Agreement, dated as of December 5, 2000, in order to increase the amount of the commercial paper program from $290.0 million to $310.0 million. The commercial paper program was amended again by the Second Amendment, dated as of

September 25, 2001, in order to conform the time period of the restricted payments covenant to that of the indentures for our existing notes.

      On September 17, 2002, we entered into two new bank facilities provided by a consortium of banks for an aggregate amount of $250.0 million in order to refinance our U.S. $310.0 million commercial paper program. One of the facilities consists of a two-year commercial paper facility in the amount of $122.0 million, which is supported by a letter of credit issued under the bank facility. The new commercial paper facility allows us to drawdown advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with our other senior unsecured indebtedness. The commercial paper facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales.

      The other new bank facility is a four-year term loan in the amount of $128.0 million. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006. The obligations of the term loan facility rank at least pari passu with our other senior unsecured indebtedness. The term loan facility contains customary covenant restrictions, including the maintenance of certain coverage tests, restrictions on certain payments, limitations on dividends, limitations on affiliate transactions and restrictions on asset sales. We used approximately $60.0 million of the proceeds of the new bank facilities to retire our U.S. $310.0 million commercial paper program which resulted in an overall reduction of our outstanding level of debt. As of September 30, 2002, there was $122.0 million outstanding under the commercial paper facility and $128.0 million outstanding under the term loan facility.

      The credit agreements relating to our new bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the existing notes, including certain financial covenants which require us to maintain specified financial ratios. The notes issued under the U.S. $122.0 million commercial paper program have maturities of up to 360 days.

   10.25% SENIOR NOTES DUE 2007

      We issued the senior notes in June 1997. The senior notes are denominated in dollars, bear interest semiannually at a fixed rate of 10.25% and mature on June 15, 2007. The senior notes are not redeemable at our option except, subject to certain limitations, in the event of certain changes in Mexican tax law.

      The senior notes are unsecured, unsubordinated obligations of TFM, are ranked pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of TFM, and are senior in right of payment to all future subordinated indebtedness of TFM. The senior notes are unconditionally guaranteed on an unsecured, unsubordinated basis by Grupo TFM.

   CAPITAL LEASES

      We have payment obligations under capital lease agreements for two real estate properties for a period of 10 years. Our capital lease agreements contain standard provisions for this type of transaction including an option to purchase the assets at the end of the term of the respective lease agreement at a specified price.

   OPERATING LEASES

     Locomotive Operating Leases

      In May 1998 and September 1999, we entered into two locomotive operating lease agreements, which allow TFM to maintain a state-of-the-art and efficient fleet of locomotives, each operating lease covering 75 locomotives, which expire at various times over the next 18 and 19 years, respectively. The lease agreements contain standard provisions for this type of transaction, including the option to either purchase the assets or return the assets to the lessor at the end of the lease term.

      Railcar Operating Leases

      We lease certain railcars under standard agreements which are classified as operating leases. The length of the term of these agreements ranges on average from 3 to 15 years.

OTHER CONTRACTS NOT CLASSIFIED AS INDEBTEDNESS OR LEASE OBLIGATIONS

   LOCOMOTIVE MAINTENANCE AGREEMENTS

      We entered into locomotive maintenance agreements with various contractors, under which these contractors provide both routine maintenance and major overhauls of our locomotive fleet in accordance with the requirements of the United States Federal Railroad Administration, which enables our locomotives to operate in the United States pursuant to interchanges with U.S. railroads.

      Our locomotive maintenance contracts mature at various times between 2009 and 2020 and contain standard provisions for these types of arrangements.

   TRACK MAINTENANCE AND REHABILITATION AGREEMENT

      In May 2000, we entered into a track maintenance and rehabilitation agreement which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation of our Celaya-Lazaro Cardenas line, which extends approximately 350 miles. The agreement contains standard provisions for this type of operating agreement.

   ACQUISITION OF MEXRAIL

      On February 27, 2002, we entered into a stock purchase agreement with TMM Multimodal, Grupo TMM, the Kansas City Southern Railway Company and KCS, to acquire from them all the outstanding capital stock of Mexrail for $64.0 million. We paid for the shares using cash from operations. On March 27, 2002, TMM Multimodal and KCS sold us their respective 51.0% and 49.0% equity interests in Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company.

   GRUPO TFM CALL OPTION

      The principal shareholders exercised the call option and appointed us as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. The acquisition was consummated on July 29, 2002, and the purchase price was $256.1 million. As a result of the acquisition of the call option shares, we expect to achieve financial benefits and have reduced the Mexican government's ownership and involvement in our business. We financed the purchase price for the call option shares with (1) the net proceeds from the sale of the outstanding notes and (2) $85.2 million (based on the applicable peso-dollar exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the Mexican government, together with cash from our operations.

   THE MEXICAN GOVERNMENT PUT OPTION

      The Mexican government has the right to sell its 20.0% equity interest in TFM by October 31, 2003 in a public offering. If a public offering of TFM shares does not occur by that date, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation. There is no assurance that Grupo TFM, Grupo TMM or KCS will have sufficient funds to acquire the Mexican government's interest.

CAPITAL EXPENDITURES

      We made capital expenditures of $66.4 million, representing 9.9% of our transportation revenues in 2001. We expect to make capital expenditures in each of 2002 and 2003 in an amount up to approximately 12.0% of our transportation revenues on an annual basis. In the six months ended June 30, 2002, we made capital expenditures of $33.5 million, representing 9.4% of our transportation revenues in that period. These capital expenditures include the expenses we expect to incur for the rehabilitation and improvement of our secondary rail lines and the construction of new intermodal terminals near the manufacturing plants of our automotive customers. We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing.

TREND INFORMATION

      We have a substantial amount of debt and significant debt service obligations. Our substantial indebtedness could interfere with our ability to pay interest and principal on our debt and may have important consequences for our operations and capital expenditure requirements in the future. Our ability to satisfy our obligations under our debt in the future will depend upon our future performance, including our ability to increase revenues significantly and control expenses. Our future operating performance depends upon prevailing economic, financial, business and competitive conditions and other factors, many of which are beyond our control. If our cash flow from operations is insufficient to satisfy our obligations, we may take specific actions, including delaying or reducing capital expenditures, attempting to refinance our debt at or prior to its maturity or, in the absence of such refinancing, attempting to sell assets quickly in order to make up for any shortfall in payments under circumstances that might not be favorable to getting the best price for the assets, or seeking additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our debt and other factors, including market conditions, the macroeconomic environment and such variables as the peso-dollar exchange rate and benchmark money market rates in pesos and dollars, beyond our control.

      We have funded, and expect to continue to fund, capital expenditures with funds from operating cash flows and vendor financing. We may not be able to generate sufficient cash flows from our operations or obtain sufficient funds from external sources to fund our capital expenditure requirements. Also, additional financing may not be available to us.

      We face significant competition from trucks and other rail carriers as well as limited competition from the shipping industry in our freight operations. In the past, the trucking industry has significantly eroded the railroad's market share of Mexico's total overland freight transportation. In some circumstances, the trucking industry can provide effective rate and service competition because trucking requires substantially smaller capital investments and maintenance expenditures, and allows for more frequent and flexible scheduling. Certain provisions of NAFTA allowing Mexican trucks to operate on U.S. highways under certain circumstances are expected to be given effect in 2002. Since a key element of our business strategy is to recapture market share lost to the trucking industry, our inability to successfully convert traffic from truck to rail transport would materially impair our ability to achieve our strategic objectives. See "Risk Factors - Factors Relating to TFM."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We periodically review our exposure to risks arising from fluctuations in interest rate, foreign exchange and fuel price and determine at the senior management level how to manage these risks. We do not have a derivatives trading portfolio. We do not enter into market-risk sensitive instruments for speculative purposes. See Note 6 of our financial statements.

INTEREST RATE RISK

      We are subject to interest rate risk principally with respect to our debt that bears interest at floating rates. The following table sets forth TFM's principal cash flows and related weighted average interest rates by expected maturity date of our short and long-term debt as of June 30, 2002:


                                            Fixed Rate      Variable Rate
Maturity                                      Debt(1)          Debt(2)
--------                                  --------------    --------------
                                          (in thousands)    (in thousands)

2002 ................................               --        $  295,000

2003 ................................               --                --

2004 and thereafter .................       $  773,501                --
                                            ----------        ----------

    Total ...........................       $  773,501        $  295,000
                                            ==========        ==========

    Fair Value ......................       $  721,905        $  295,000
                                            ==========        ==========

----------
(1) Includes $150.0 million principal amount of senior notes due 2007, $180.0 million principal amount of senior notes due 2012 and $443.5 million principal amount at maturity of senior discount debentures. The weighted average interest rate as of June 30, 2002 was approximately 11.63%.

(2) Includes notes under the U.S. $310.0 million commercial paper program with variable interest rates. The weighted average interest rate as of June 30, 2002 was approximately 2.0%.

INTEREST RATE AGREEMENTS

      We have entered into some types of interest rate contracts to manage our interest rate risk. We used interest rate swaps to reduce the potential impact of increases in our borrowings under our senior secured credit facilities. To manage our risk with respect to interest rates in Mexico and the United States, in the future we may use interest rate forward contracts to offset changes in the rates received on short term floating rate assets. We currently have no such contracts in effect.

FOREIGN EXCHANGE RISKS

      The purpose of our foreign currency hedging activities is to limit the risks arising from peso-denominated monetary assets and liabilities. Our management determines the nature and quantity of any hedging transactions, based upon net assets exposure and market conditions.

      As of June 30, 2002, we had monetary assets and liabilities denominated in pesos of Ps.2,007.9 million and Ps.293.6 million, respectively.

      As of December 31, 2001, we had monetary assets and liabilities denominated in pesos of Ps.1,725.0 million and Ps.334.0 million, respectively. As of December 31, 2000, we had peso-denominated monetary assets and liabilities of Ps.478.7 million and Ps.219.4 million, respectively. As of December 31, 2001 and 2000, the applicable peso-dollar exchange rate was Ps.9.61 and Ps.9.18, respectively.

      As of June 30, 2002, we had three peso forward contracts outstanding in the notional amount of $10.0 million, each based on an average exchange rate of approximately Ps.9.8405 per dollar. These options will expire during 2002 and 2003.

FUEL PRICE RISKS

      We may seek to assure ourselves of more predictable fuel expenses through U.S. fuel futures contracts. Our fuel hedging program covered approximately 25.0% of our estimated 2000 fuel purchases. Our fuel hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. In 2001, we did not enter into any fuel futures contracts. On May 30, 2002, we entered into a U.S. fuel swap contract for a total amount of 8,000,000 gallons with an average price of $0.682 per gallon.

                                 THE CONCESSION

OVERVIEW

      In March 1995, the constitution of Mexico was amended to establish the legal framework for the privatization of the Mexican railroad system, which historically had been operated by FNM. In order to facilitate the privatization of its rail system, the Mexican government divided the system into three regional trunk lines: (1) the Northeast Rail Lines, (2) the Pacific-North Rail Lines, and (3) the Southeast Rail Lines, the Mexico City Railroad and Terminal and several short line railroads.

      TFM was originally incorporated on November 22, 1996 as Ferrocarril del Noreste, S.A. de C.V. (Northeast Railroad), with its corporate domicile in Monterrey, Nuevo Leon. On May 28, 1997, Ferrocarril del Noreste, S.A. de C.V. was renamed "TFM, S.A. de C.V.," and its corporate domicile was changed to Mexico City. On May 29, 1997, Ferrocarril del Noreste, S.A. de C.V. changed its name to "TFM, S.A. de C.V." and its domicile to Mexico, D.F. Such changes were registered in the Public Registry of Property of Mexico, D.F. under folio mercantil 222305. TFM is a sociedad anonima de capital variable (variable capital corporation) incorporated under Mexican law for a term of 99 years. On December 2, 1996, the Mexican government granted TFM a 50-year concession, renewable subject to certain conditions for an additional 50 years, to provide freight transportation services over the Northeast Rail Lines, and agreed to transfer to TFM related railroad equipment and other assets as well as 25.0% of the share capital of the Mexico City Railroad and Terminal. The concession gives TFM the exclusive right to provide freight transportation services over the Northeast Rail Lines for the initial 30 years of our 50-year concession, subject to the terms and provisions contained in the concession, including provisions for trackage rights to be granted to other Mexican rail operators. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

     Grupo TFM is a non-operating holding company, its principal asset being the stock of TFM. Grupo TFM is a sociedad anonima de capital variable incorporated under Mexican law on July 12, 1996 for a term of 90 years. Grupo TFM is owned 38.5% by TMM Multimodal, 36.9% by KCS and, following our acquisition of the Mexican government's equity interest on July 29, 2009, 24.6% by TFM.

      Grupo TFM was formed by TMM, KCS and Grupo Servia, S.A. de C.V. ("Grupo Servia") which was then TMM's principal shareholder, for the purpose of participating in the privatization of the Mexican railroad system. In December 1996, Grupo TFM was awarded the right to acquire 80.0% of the outstanding share capital of TFM (representing 100.0% of TFM's unrestricted voting shares). The acquisition of those shares by Grupo TFM from the Mexican government for a total purchase price of $1,407.1 million was completed on June 23, 1997. At that time, the TFM shares were delivered to Grupo TFM, rolling stock and related railroad assets were delivered by the Mexican government to TFM, and TFM's concession to operate its rail lines took effect. In connection with the closing of the acquisition, the Mexican government retained a 20.0% equity interest in TFM and acquired (through FNM) a 24.6% equity interest in Grupo TFM, in each case consisting of restricted voting shares. In January 2001, Grupo Servia sold its 0.8% equity interest in Grupo TFM to TMM, as a result of which TMM became the owner of 51.0% of Grupo TFM's unrestricted voting shares, giving TMM voting control of Grupo TFM. Grupo Servia subsequently was renamed Grupo TMM, S.A. de C.V., and in December 2001, TMM was merged with and into Grupo TMM. Effective September 13, 2002, Grupo TMM, S.A. de C.V. reclassified its Series L Shares into Series A Shares and as a result the name of the company is now "Grupo TMM, S.A."

      The amount required to consummate the acquisition of TFM from the Mexican government was financed through (1) bank borrowings under the senior secured credit facilities and proceeds from the issuance of the existing notes by TFM,
(2) proceeds from the sale of Grupo TFM shares to the Mexican government and (3) equity capital contributed by TMM, Grupo Servia and KCS.

TERMS OF THE CONCESSION

      We hold a 50-year concession title, renewable under certain conditions for an additional 50 years, to provide freight transportation services over our rail lines. Our concession is exclusive for the first 30 years of our operations, subject to certain trackage rights to be granted to other Mexican rail operators. In conjunction with our concession, which took effect in June 1997, Grupo TFM acquired 80.0% of the shares of TFM. Grupo TFM paid a total of $1,464.5 million to acquire the concession, TFM's shares and certain railroad equipment and related assets, including railcars and locomotives and a 25.0% interest in the Mexico City Railroad and Terminal. We have the right to use, during the full term of the concession, all rights of way, track, buildings and related maintenance facilities that are necessary for our rail lines' operation.

      We are required to grant trackage rights along our rail lines to Ferromex, Ferrosur, two short line railroads and the Mexico City Railroad and Terminal. The Ministry of Transportation has the right to grant exclusive passenger service concessions utilizing our rail lines to a concessionaire other than us. Under the concession and the Mexican railroad services law and regulations, we may freely set our rates unless the Mexican Antitrust Commission determines that there is not effective competition in Mexico's rail industry, taking into account alternative rail routes and modes of transportation. If the Mexican Antitrust Commission determines that there is a lack of competition, the Ministry of Transportation will establish the basis for our rates. Our rates must be registered and applied in accordance with the Mexican railroad services law and regulations. In applying our rates, we must not make cross-subsidies, engage in tied sales or engage in other discriminatory pricing tactics. We are required to provide railroad services to all users on a fair and non-discriminatory basis and in accordance with the efficiency and safety standards approved periodically by the Ministry of Transportation. In the event that we collect from customers rates higher than the registered rates, we must reimburse those customers with interest.

      The Mexican railroad services law and regulations and the concession establish several circumstances under which the concession will terminate, including by revocation by the Ministry of Transportation, surrender by TFM of its rights under the concession, statutory appropriation or liquidation or bankruptcy of TFM. The Mexican railroad services law and regulations set out the circumstances under which the concession may be revoked. These include: (1) unjustified interruption of the operation of our rail lines; (2) any act or omission that restricts the ability of other Mexican rail operators to use our rail lines; (3) failure to make payments for damages caused during the performance of services; (4) charging tariffs higher than registered tariffs;
(5) a change in TFM's nationality; (6) our assignment of, or creation of liens on, the concession without the Ministry of Transportation's approval; (7) failure to maintain the insurance coverage specified in the Mexican railroad services law and regulations; and (8) noncompliance with any term or condition of the Mexican railroad services law and regulations or the concession. In the cases of (1), (6) or (7) above, the concession will be automatically revoked. In the event that the concession is revoked by the Ministry of Transportation, we will receive no compensation, and our rail lines and all other fixtures covered by the concession, as well as all improvements made by us, will revert to the Mexican government. All other property not covered by the concession, including movable railroad property we purchased from the Mexican government, as well as all locomotives and railcars we otherwise acquired, will remain our property. However, if we attempt to sell more than 15.0% of our equipment to a third party within 90 days of termination or revocation of our concession, the Mexican government will have a right of first refusal to purchase the equipment on the same terms offered by the third party if no other concessionaire is likely to provide rail services over our rail lines and the equipment being sold is indispensable to the continuation of our rail services. After the Mexican government receives notice from us of our intention to sell the equipment, it will have 30 days to exercise its right of first refusal. In addition, the Mexican government will have the right to cause us to lease all of our service-related assets to the Ministry of Transportation for a term of at least one year, automatically renewable for additional one-year terms up to five years. The Mexican government must exercise this right within four months after revocation of the concession.

      The Ministry of Transportation has agreed that, except with respect to those events which constitute grounds for automatic revocation of the concession (as described in clauses (1), (6) and (7) in the paragraph above), it will notify those creditors which provided financing for Grupo TFM's acquisition of its equity interest in TFM and are identified by TFM and Grupo TFM to the Ministry of Transportation of all events which constitute grounds for revocation of the concession and will allow such creditors, with the Ministry of Transportation's prior written consent, the opportunity to nominate a party to assume the concession. In addition, if the concession is terminated by revocation, permanent seizure of our rail lines, or upon the liquidation or bankruptcy of TFM, then profits received by the Mexican government or by a third party concessionaire from the operation and exploitation of our rail lines shall continue to be committed to repay creditors that provided financing to TFM for work projects directly related to the rendering of railroad services and performed on the rail lines. We cannot assure you that the foregoing rights and benefits will apply to the holders of the exchange notes. If you are not entitled to such rights and benefits, in the event of a revocation or termination of the concession, you may receive only part of the payments of principal, premium, if any, and interest due on the exchange notes, or you may not receive any payments at all, and you could lose part or all of your investment.

      The concession requires us to make investments and undertake capital projects in accordance with a business plan approved by the Mexican government. We are also responsible for compliance with efficiency and safety standards set forth in the concession, which are based on standards of the AAR.

      Under the concession we are responsible for all ecological and environmental damage that we may cause from and after the date of commencement of operations. The Mexican government has agreed to indemnify us for any environmental liability relating to soil, subsoil or groundwater contamination attributable to the Mexican government occurring prior to our acquisition of TFM's shares. We assumed full responsibility for the operation of supply depots and shops and the supervision of infrastructure projects, as well as compliance with present and future environmental protection laws and regulations. See "Risk Factors -- Factors Relating to TFM -- We face potential environmental liability."

      We are required by the concession to obtain and maintain insurance policies in accordance with the terms of the Mexican railroad services law and regulations. Except under specific circumstances, we are responsible for damage caused to cargo transported by us over our lines as well as for damage caused to third parties and such parties' property as a result of our activities.

      The concession prohibits us from refusing to transport water to communities in need of such service because of geographical or demographical characteristics, provided that we are paid at the prescribed tariff rate. We are also required to transport mail, emergency supplies necessary for rescue and salvage operations, and members of the armed forces. We must also grant a right of passage for all railroad equipment of the Mexican government's armed forces. The concession also requires us under certain circumstances to establish reserves to cover contingent labor liabilities that arise during the term of the concession.

EQUITY INTEREST OF THE MEXICAN GOVERNMENT; NEGOTIATION OF CERTAIN RELATED
MATTERS

   EQUITY INTEREST OF THE MEXICAN GOVERNMENT IN GRUPO TFM AND TFM

      The Mexican government's equity interest in Grupo TFM, which we acquired on July 29, 2002, consisted of 2,478,470 Series L-1 Shares of Grupo TFM which had restricted voting rights and represented 24.6% of Grupo TFM's total shareholders' equity. The Mexican government paid a total purchase price of $198.8 million for its interest in Grupo TFM. A call option was granted by the Mexican government to the original shareholders of Grupo TFM pursuant to the call option agreement. The call option was originally held by the principal shareholders. Under the call option, each principal shareholder had an option to acquire, directly or indirectly, a pro rata portion of the government's interest, based on that shareholder's equity ownership of Grupo TFM, at a purchase price per share equal to the per share price initially paid by the Mexican government, plus interest at the rate payable on one- year U.S. Treasury obligations. The call option could be exercised at any time on or before July 31, 2002. If the call option (or any portion thereof) had not been exercised by that date, it would automatically expire, although any unexercised portion of the call option with respect to any of the principal shareholders may have been exercised pro rata by the other principal shareholders within a period of 15 days following the call option expiration date.

      The principal shareholders exercised the call option and appointed us as purchaser of all of the call option shares pursuant to an exercise notice given to the Mexican government on May 29, 2002. The acquisition was consummated on July 29, 2002, and the purchase price was $256.1 million. Prior to the acquisition by TFM, the Mexican government's shares were converted to Series L-2 Shares with more limited voting rights in accordance with the provisions of Grupo TFM's by-laws. As a result of the acquisition of the call option shares, we have achieved certain financial benefits and have reduced the Mexican government's ownership and involvement in our business. We financed the purchase price for the call option shares with (1) the net proceeds from the sale of the outstanding notes and (2) $85.2 million (based on the applicable exchange rate as of July 29, 2002) payable to us by the Mexican government as a result of our recent transfer of a redundant portion of our track to the government, together with cash from our operations.

      In addition to the equity interest in Grupo TFM held by the Mexican government indirectly through FNM and Nafin, the Mexican government directly holds a 20.0% interest in TFM. The government's interest in TFM consists of 276,797,501 Class III Series A and Series B Shares with restricted voting rights which represent 20.0% of TFM's total equity. The Mexican government has the right to sell its equity interest in TFM by October 31, 2003 in a public offering. If a public offering of TFM shares does not occur by that date, Grupo TFM will have the obligation to purchase the Mexican government's interest in TFM at the original peso purchase price per share paid by Grupo TFM for its 80.0% equity interest in TFM, indexed to Mexican inflation. If Grupo TFM does not purchase the Mexican government's TFM shares, the Mexican government may require Grupo TMM and KCS, or either Grupo TMM or KCS alone, to purchase the TFM shares at such price and release Grupo TFM from its obligation.

   NEGOTIATION OF CERTAIN RELATED MATTERS WITH THE MEXICAN GOVERNMENT

      Following our privatization in 1997, we and our shareholders have negotiated with the Mexican government the resolution of certain matters related to the granting of the concession and our acquisition of related railroad assets.

      In connection with these negotiations, on February 9, 2001, the Mexican government, through the Ministry of Transportation, issued an official statement pursuant to which we and the government agreed to the transfer of the redundant La Griega-Mariscala track back to the government. On February 12, 2001, the Mexican government amended our concession title to reflect the reversion of the La Griega-Mariscala line to the government. The consideration for the transfer of the track was approximately Ps.653.6 million plus applicable value added tax, or approximately Ps.751.6 million. The peso amount was reflected on our books in dollars as a receivable due from the government using the interbank exchange rate as of the last day of each calendar month. The Mexican government agreed to pay the consideration for the La Griega-Mariscala line to us upon the earlier to occur of (1) the acquisition of the Mexican government's 20.0% interest in TFM or its 24.6% interest in Grupo TFM by TFM, Grupo TFM or its shareholders or affiliates or (2) October 31, 2003. The Mexican government paid us this consideration upon consummation of our acquisition of its interest in Grupo TFM on July 29, 2002. The amount of the consideration was adjusted based on an appraisal of the La Griega-Mariscala track on July 29, 2002, the date of payment, and was translated into dollars using the prevailing peso-dollar exchange rate on that date. By acquiring the call option shares through the exercise of the call option, we received payment of this consideration significantly before October 31, 2003. Using the interbank exchange rate on July 29, 2002, the amount paid to us by the government was $85.2 million.

      The La Griega-Mariscala track is a redundant 32-kilometer stretch of track which is part of our dual track running between Mexico City and the city of Queretaro. The Mexican government subsequently granted the La Griega-Mariscala track to Ferromex to fulfill its obligation to provide Ferromex with a track along this route to facilitate transport by Ferromex through Queretaro.

      In connection with the transfer of the La Griega-Mariscala track, our concession was also amended to relieve us from responsibility for the maintenance of the electrified catenary over the portion of our dual line between Huehuetoca in the state of Mexico and the city of Queretaro and to authorize our dismantling of the catenary over that portion of the line, which we completed in 1999. In addition, the amendment requires us to complete certain railway improvements which we believe will not involve material expenditures.

      The stock purchase agreement pursuant to which Grupo TFM acquired its TFM shares from the Mexican government provided for a purchase price adjustment in the event that Grupo TFM were to suffer any loss greater than Ps.30.0 million (approximately $3.8 million at the then-prevailing exchange rate) as a result of any undisclosed liability, or from the non-delivery of railroad assets purchased by TFM from the Mexican government, provided that any claim for an adjustment must be made within 180 days after commencement of TFM's operations. After conducting a purchase audit of the rolling stock that it received, TFM submitted to the Mexican government a claim for reimbursement in respect of undelivered rail cars and other equipment. This claim was resolved in TFM's favor, and TFM received from the Mexican government approximately $9.0 million (including $2.0 million of interest) in 1998 and an additional amount of approximately $6.0 million (including $2.2 million of interest) in October 1999, amounting to an aggregate settlement payment of $15.0 million. For accounting purposes, the adjustments resulting from the non-delivery of assets reduced the recorded value of the fixed assets acquired in connection with Grupo TFM's acquisition of TFM, and the interest portion was credited to income.

      Also in connection with the acquisition of TFM by Grupo TFM and the acquisition by TFM of the railroad assets, we filed a claim for the refund of value added tax paid in connection with the acquisition. We recently received a favorable ruling with respect to this claim. See "Summary -- Recent Developments -- VAT Award" and "Business -- Legal Proceedings."

      In addition to the foregoing, after a period of negotiation with Ferromex and the Mexican government regarding the terms relating to the trackage rights required to be granted by us to Ferromex and by Ferromex to us under our respective concessions, we and Ferromex were unable to reach an agreement with respect to the fees to be paid by us and Ferromex for usage of the other's track. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, we asked the Ministry of Transportation to set these trackage rights rates using the applicable criteria under the Mexican railroad services law and regulations. In March 2002, the Ministry of Transportation issued its trackage rights ruling, which we are now appealing. See "Risk Factors -- Factors Relating to TFM -- The rates for trackage rights set by the Ministry of Transportation may not adequately compensate us." and "Business -- Legal Proceedings."

                                    BUSINESS

GENERAL

      We operate the primary commercial corridor of the Mexican railroad system, which allows us to participate significantly in the growing freight traffic between Mexico and the United States and Canada. Our rail lines consist of 4,251 kilometers (2,641 miles) of main track. In addition, we have or will have trackage rights entitling us to run our trains over 1,025 kilometers (637 miles) of track of other Mexican railroad operators.

      We commenced operations on June 24, 1997, after being awarded a 50-year concession by the Mexican government, renewable subject to certain conditions for an additional 50 years, to operate our rail lines, formerly known as the Northeast Rail Lines. Prior to our commencement of operations, our rail lines had not been operated as a stand-alone rail system but had been operated as an integrated part of FNM, the Mexican government-controlled Mexican rail operator. Our rail lines were the first to be privatized. Since 1997, most of the Mexican rail system has been privatized by the Mexican government.

      We are the exclusive provider of freight transportation services over our lines under the concession for the initial 30 years of our 50-year concession period, subject to certain trackage rights. We have a non-exclusive right to provide such services for the remainder of the term of the concession.

      We seek to establish our railroad as the primary inland freight transporter linking Mexico with the U.S. and Canadian markets. Our rail lines connect the most populated and industrialized regions of Mexico with the principal border gateway between the United States at Laredo, Texas and Mexico at Nuevo Laredo, Tamaulipas. We are the only Mexican railroad that serves the main U.S.-Mexico border crossing at Laredo-Nuevo Laredo, which is the largest freight exchange point between the United States and Mexico. In addition, we serve three of Mexico's four primary seaports.

      Our strategic objective is to increase our revenues by offering efficient and reliable service in order to recapture Mexican market share lost to the trucking industry during the period of government control of the rail system, and to capitalize on increased traffic volumes resulting from growth in Mexican domestic and foreign trade and the integration of the North American economy through NAFTA. Our route structure enables us to benefit from this growing NAFTA trade. As the operator of the primary and most direct rail corridor from the U.S. border to Mexico City over which the majority of NAFTA traffic is hauled, we believe that we provide the vital link for customers that wish to connect the major industrialized centers of Mexico with the U.S. and Canadian markets.

THE TEXAS MEXICAN RAILWAY COMPANY

      On March 27, 2002, we acquired the respective equity interests of Grupo TMM and KCS in Mexrail for an aggregate price of $64.0 million ($32.6 million to Grupo TMM and $31.4 million dollars to KCS). As a result of the acquisition of all of the outstanding stock of Mexrail, we control both the general operations and dispatching operations of the entire international rail bridge at the U.S.-Mexico border at Laredo-Nuevo Laredo and should be uniquely positioned to provide customers on both sides of the U.S.-Mexico border with seamless freight services at one quoted rate to and from Mexican markets.

      We also acquired the Texas Mexican Railway Company, a wholly owned subsidiary of Mexrail which operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Texas Mexican Railway Company's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with The Kansas City Southern Railway Company's system, is operated through trackage rights that were granted to Mexrail by the Surface Transportation Board in 1996. The Texas Mexican Railway also interchanges with our rail lines at Laredo, Texas and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi.

ACHIEVEMENTS SINCE PRIVATIZATION

      We have significantly improved the operations of our rail lines by focusing on providing reliable and comprehensive customer service, implementing U.S. and Canadian railroad operating practices and making capital improvements to our track, systems and equipment designed to reduce costs and increase operating efficiencies. In 2001, our operating ratio was 76.5%, compared with an operating ratio of 93.6% for the first six months following commencement of our operations. In the six months ended June 30, 2002, our operating ratio was 76.1%. Our operating ratio is better than the average operating ratio for the eight Class I railroads in the United States. Operating ratio is an industry efficiency measure which represents a railroad's operating expenses as a percentage of its transportation revenues. Since June 1997 we have:

      - significantly reduced average transit times of our scheduled trains between Nuevo Laredo and Mexico City;

      - reduced the number of cars that remain in our rail yards, thereby increasing our overall car capacity;

      - increased the capacity of our trains by increasing the average number of cars per train and increasing the average speed of trains on our system;

      - substantially reduced automotive cargo theft and vandalism from cars traveling on our routes through increased security and surveillance measures;

      - reduced our full-time labor force from approximately 5,300 people at the end of 1997 to 3,568 people as of December 31, 2001;

      - equipped all trains on the main line with end-of-train devices and installed hot box detectors, dragging equipment, spring switches, switch point portion indicators and other automatic equipment along our routes, which have both allowed us to reduce the size of train crews from six to two and have eliminated the need to stop trains intermittently for inspections;

      - installed radio-based track warrant control system over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines;

      - installed centralized traffic control system, which allows a central dispatcher in Monterrey to manage track operations between Huehuetoca and Nuevo Laredo;

      - extensively overhauled the locomotives and rolling stock we acquired from the government, in 2000 completed the acquisition of 150 new locomotives under long-term leases and 5,376 railcars under operating leases and anticipate receiving approximately 715 more railcars under operating leases in 2002;

      - upgraded our rolling stock and introduced state-of-the-art locomotives that comply with U.S. standards, thereby allowing them to operate in the United States, which has enabled us to interchange with major U.S. railroads;

      - benefited from 48.2% more horsepower per unit generated by our new fuel efficient locomotives, allowing us to reduce fuel consumption and to haul longer trains with fewer locomotives;

      - more than doubled the railcar capacity of the international bridge at Laredo-Nuevo Laredo from 1,300 to 3,000 cars and reduced congestion on the bridge by conducting Mexican customs formalities at our new Sanchez freight yard in Nuevo Laredo which, when complete, will quadruple our yard capacity and further reduce congestion at the U.S. border;

      - extended 17 sidings on our tracks up to 10,000 feet to permit longer trains to operate on our main route;

      - installed automatic equipment to update the advanced connection between terminals broadcasting information to the main frame;

      - raised and removed the catenary to accommodate double-stack and intermodal trains based along the electrified double line between Pantaco and Queretaro; and

      - in order to promote intermodal traffic, built and are leasing new intermodal facilities along our lines and have enlarged tunnels and raised or removed the electrified cable, or catenary, over our Buena Vista-Queretaro line to accommodate double-stack intermodal trains. We have opened new intermodal terminals in Monterrey, Toluca and San Luis Potosi to supplement our intermodal facilities.

      These achievements are also reflected in our financial results. In 2000, our total revenues were $640.6 million, and our EBITDA was $242.4 million, an increase of 20.4% from 1999. In 2001, our total revenues were $667.8 million, and our EBITDA was $240.1 million, a decrease of 1.0% from 2000. In the six months ended June 30, 2002, our total revenues were $357.1 million, and our EBITDA was $125.3 million, an increase of 7.7% from the same period in the prior year. Our EBITDA is calculated in accordance with the definition of "Consolidated EBITDA" set forth under "Description of the Exchange Notes."

      Our revenues are derived from the movement of a diversified mix of commodities and products predominantly attributable to cross-border traffic with the United States. Our customers include leading international and Mexican corporations. Approximately 82.3% of our revenues for the six months ended June 30, 2002 and 81.0% of our total revenues in 2001 was attributable to international freight. The majority of this international freight was bound to or from the United States and Canada, crossing the U.S.-Mexico border at Nuevo Laredo, and most of the remainder came from overseas, principally through Mexico's seaports.

      Imports into Mexico from the United States, Canada and overseas represented approximately 66.3% of our revenues for the six months ended June 30, 2002 and 55.4% of our total revenues in 2001.

NETWORK

      Under the concession, we have the right to use our rail lines, although the Mexican government retains ownership of the track. Our rail lines extend from Mexico City, Toluca and Aguascalientes to the U.S. border crossings at Nuevo Laredo and Matamoros and to seaports on the Gulf of Mexico and the Pacific Ocean. Our core routes serve the principal industrial and population centers of Mexico while our feeder lines connect with the ports of Veracruz, Lazaro Cardenas and Tampico, three of Mexico's most important seaports.

      We currently have intermodal terminals located in Monterrey, Toluca and San Luis Potosi and also access intermodal terminals at Queretaro, Guadalajara, Ramos Arizpe and Encantada. In addition, we have direct access to Grupo TMM's intermodal facilities at the ports of Tampico, Veracruz and Lazaro Cardenas and to intermodal terminals at Altamira and Manzanillo through interline service with Ferromex and in Mexico City through the Mexico City Railroad and Terminal. We also have access to intermodal terminals at Laredo operated by the Texas Mexican Railway Company and the Union Pacific Railroad, which we are using to develop international intermodal business.

      We originate a significant portion of traffic transported over our rail lines within our service territory. The following table illustrates originated and received traffic on our rail lines by carloads for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002.

                                            YEAR ENDED DECEMBER 31,                              SIX MONTHS ENDED JUNE 30,
                       ----------------------------------------------------------------  -------------------------------------------
                              1999                  2000                  2001                  2001                   2002
                       --------------------  --------------------  --------------------  ---------------------  --------------------
                                 PERCENT OF            PERCENT OF            PERCENT OF             PERCENT OF            PERCENT OF
                                   TOTAL                 TOTAL                 TOTAL                  TOTAL                 TOTAL
TRAFFIC                CARLOADS   CARLOADS   CARLOADS   CARLOADS   CARLOADS   CARLOADS   CARLOADS    CARLOADS   CARLOADS   CARLOADS
-------                --------  ----------  --------  ----------  --------  ----------  --------   ----------  --------  ----------
Local ..............    465,041     76.0%     566,495     79.3%     574,620     79.5%     245,275      68.4%     256,422     70.7%

Interline originated     85,191     14.0      100,233     14.0      101,588     14.1       54,805      15.3       44,728     12.3
                        -------    -----      -------    -----      -------    -----      -------     -----      -------    -----

Total originated ...    550,232     90.0      666,728     93.3      676,208     93.6      300,080      83.7      301,150     83.0
                        -------    -----      -------    -----      -------    -----      -------     -----      -------    -----

Interline received .     61,912     10.0       47,698      6.7       46,500      6.4       55,028      15.3       47,102     13.0

Transient ..........          0      0.0           39      0.0          0.0      0.0        3,612       1.0       14,277      4.0
                        -------    -----      -------    -----      -------    -----      -------     -----      -------    -----

Total received .....     61,912     10.0       47,737      6.7       46,500      6.4       58,640      16.3       61,379     17.0
                        -------    -----      -------    -----      -------    -----      -------     -----      -------    -----

Total ..............    612,144    100.0%     714,465    100.0%     722,708    100.0%     358,720     100.0%     362,529    100.0%
                        =======    =====      =======    =====      =======    =====      =======     =====      =======    =====

   CORE ROUTES

      Our rail lines comprise four core routes. These core routes are integral to Mexico's foreign trade, as they connect Mexico's most industrialized and populated regions with its principal border and seaport gateways.

      Mexico City - Nuevo Laredo. Our rail lines provide exclusive rail access to the U.S.-Mexico border crossing at Nuevo Laredo, the most important interchange for freight between the United States and Mexico, through our 1,283-kilometer route from Mexico City to Nuevo Laredo. We operate the southern half of the international rail bridge, which spans the Rio Grande to connect Nuevo Laredo with Laredo. In 2000 and during 2001, the majority of Mexico's total imports and exports carried by rail passed through Nuevo Laredo. The Mexico City-Nuevo Laredo route is the shortest rail route between Mexico City and the United States. This route has the lowest grades of any rail route between the U.S. border and Mexico City which translates into savings of both fuel and automotive power. Movements over the Mexico City-Nuevo Laredo route accounted for 58.0% of total revenues in 2000 and 56.3% of total revenues in 2001. In the six months ended June 30, 2001 and 2002, movements over this route accounted for 63.2% and 62.8% of our total revenues, respectively.

      Products transported through Nuevo Laredo include finished vehicles and auto parts, grain, appliances, beer, chemicals, scrap paper and plastics. In 2000 and 2001, rail traffic representing $371.5 million and $376.2 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines, of which approximately 60.9% and 60.0%, respectively, consisted of import traffic. In 2001, our revenues generated by this route increased by approximately 3.75% from 2000. In the six months ended June 30, 2001 and 2002, rail traffic representing $207.1 million and $208.0 million in revenues, respectively, was transported through Nuevo Laredo on our rail lines of which approximately 59.7% and 61.5%, respectively, consisted of import traffic.

      Mexico City - Lazaro Cardenas. We provide exclusive access to the port of Lazaro Cardenas on the Pacific Ocean through our 791-kilometer route from Mexico City. In 2000 and 2001, rail traffic representing $49.0 million and $45.6 million in revenues, respectively, was transported through Lazaro Cardenas. In the six months ended June 30, 2001 and 2002, rail traffic representing $23.3 million and $17.9 million in revenue, respectively, was transported through Lazaro Cardenas. Traffic at Lazaro Cardenas is both domestic and import traffic, consisting of grains, minerals, iron, steel slabs, wire rods, fertilizers and intermodal containers. The tunnels along this route are cleared for double-stack intermodal containers. The port of Lazaro Cardenas also handles traffic for export to Pacific Rim nations.

      Mexico City - Veracruz. Both TFM and Ferrosur serve the port of Veracruz on the Gulf of Mexico. We serve Veracruz through a 464-kilometer route from Mexico City. In 2000 and 2001, we transported rail traffic representing $33.2 million and $28.5 million in revenues, respectively through Veracruz, of which approximately 92.2% and 85.5%, respectively, was derived from import traffic. The rail freight we transport to and from the port of Veracruz includes grains, steel and mineral products, chemicals and containers. In the six months ended June 30, 2001 and 2002, we transported rail traffic representing $13.9 million and $15.3 million, respectively, through Veracruz, of which approximately 88.4% and 83.6%, respectively, was derived from import traffic.

      Monterrey - Matamoros. Our rail lines include a 327-kilometer line from Monterrey to Matamoros. We are the exclusive provider of rail service to Matamoros, which is an alternative to the Nuevo Laredo border crossing to the United States. We interchange rail freight at the Matamoros border crossing at Brownsville, Texas with both the Union Pacific Railroad and the Burlington Northern and Santa Fe Railway Company. At Matamoros, we have access to the port of Brownsville, the nearest seaport to Monterrey, through our interchange with the Union Pacific Railroad. In 2000 and 2001, rail traffic representing $35.5 million and $38.5 million in revenues, respectively, and 93.9% and 95.6%, respectively, which consisted of import traffic, was transported through Matamoros. Freight traffic through Matamoros includes grains, steel coils, metal scrap, chemicals and iron slabs. In the six months ended June 30, 2001 and 2002, rail traffic representing $19.5 million and $22.4 million in revenue, respectively, was transported through Matamoros and 91.9% and 94.6%, respectively, consisted of import traffic.

   TRAFFIC

      Since commencing operations, we believe that we have succeeded in converting customers from trucking to rail transport because we offer reliable rail service at competitive prices. We believe that our service is safer, more punctual and more efficient than that previously provided by FNM, and that we are able to serve certain shippers in the agro-industrial, chemical, automotive and intermodal sectors that have time-sensitive transportation needs because their products may be valuable, perishable or hazardous, or, in the case of intermodal freight, because they must connect with other transportation facilities at a predetermined date. Having substantially reduced cargo theft and vandalism, improved transit times and on-time performance and focused on customer service, we believe that we are well positioned to capture a larger portion of the trucking sector's share of this traffic.

      Our total transportation revenues have grown significantly since we commenced operations, increasing by 22.1% to $640.6 million in 2000 from 1999 by 4.2% to $667.8 million in 2001 from 2000 and by 4.8% to $343.8 million in the six months ended June 30, 2002 from the six months ended June 30, 2001. Our revenues for the six months ended June 30, 2002 include $12.8 million representing revenues from the operations of Mexrail and the Texas Mexican Railway Company for the same period. Our revenue increases in recent years have resulted primarily from the growth of trade between Mexico and the United States as a result of NAFTA and U.S. economic growth during this period. Traffic volumes in all of our product categories increased significantly during this period, particularly in the automotive, industrial and intermodal product segments. Beginning in December 2000, the rate of growth of our revenues has been adversely affected by decreased demand due to the U.S. slowdown. In 2001, our total revenues increased by 4.3% from the prior year.

      The following table sets forth, by product category, our revenues and traffic volumes by carloads for the years ended December 31, 1999, 2000, 2001 and for the six months ended June 30, 2001 and 2002.

                                                                     YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------------------------------
                                           1999(1)                            2000                              2001
                               -------------------------------   -------------------------------   -------------------------------
                                                        % OF                              % OF                              % OF
PRODUCT CATEGORY               CARLOADS   REVENUES    REVENUES   CARLOADS   REVENUES    REVENUES   CARLOADS   REVENUES    REVENUES
----------------               --------   --------    --------   --------   --------    --------   --------   --------    --------
                                            (IN                               (IN                               (IN
                                          MILLIONS)                         MILLIONS)                         MILLIONS)
Industrial products,
   metals and minerals .....    186,069   $  149.1       28.4%    203,348   $  175.7       27.4%    196,119   $  176.9       26.5%

Agro-industrial products ...    120,072      136.8       26.1     132,102                  25.3     136,000      167.4       25.0

Automotive products ........     90,387      103.4       19.7     138,172      159.5       24.9     150,987      171.4       25.7

Chemical and petro-
   chemical products .......     61,637       76.7       14.6      66,369       89.2       13.9      77,159       98.6       14.8

Intermodal freight .........    128,008       34.3        6.5     146,293       38.8        6.1     162,443       42.6        6.4

Other ......................     25,971       24.2        4.7      28,181       15.5        2.4           0       10.9        1.6
                                -------   --------      -----     -------   --------      -----     -------   --------      -----

Total TFM ..................    612,144   $  524.5      100.0%    714,465   $  640.6      100.0%    722,708   $  667.8      100.0%
                                =======   ========      =====     =======   ========      =====     =======   ========      =====

                                                       SIX MONTHS ENDED JUNE 30,
                               ------------------------------------------------------------------------
                                              2001                                  2002
                               ----------------------------------    ----------------------------------
                                                           % OF                                  % OF
PRODUCT CATEGORY               CARLOADS     REVENUES     REVENUES    CARLOADS     REVENUES     REVENUES
----------------               --------     --------     --------    --------     --------     --------
                                              (IN                                   (IN
                                            MILLIONS)                             MILLIONS)
Industrial products, metals
   and minerals ...........     108,992     $   95.3       29.1%      107,174     $   95.3       27.7%
Agro-industrial products ..      58,455         74.2       22.6        54,645         69.8       20.3
Automotive products .......      67,402         84.6       25.8        67,140         81.8       23.8
Chemical and petro-chemical
   products ...............      34,908         44.6       13.6        40,414         53.3       15.5
Intermodal freight ........      88,963         24.3        7.4        93,156         26.7        7.8
Other .....................           0          4.9        1.5             0          4.1        1.2
                               --------     --------      -----      --------     --------      -----
Total TFM .................     358,720     $  327.9      100.0%      362,529     $  331.0       96.3%
Texas Mexican Railway
   Company ................      46,944         29.2        8.2        45,372         26.1        7.3
                               --------     --------      -----      --------     --------      -----

   Total ..................     405,664     $  357.1      100.0%     [407,901]    $  357.1      100.0%
                               ========     ========      =====      ========     ========      =====

----------
(1) Carloads and revenues were re-allocated pursuant to product classifications revised effective January 1, 2000.

   INDUSTRIAL PRODUCTS, METALS AND MINERALS

      In 2001, $176.9 million, or 26.5% of our total transportation revenues, were derived from the movement of industrial products, metals and minerals, an increase of 0.7% over revenues generated in this product category in 2000. In the six months ended June 30, 2002, $95.3 million, or 27.7% of our total transportation revenues, were derived from the movement of industrial products, metals and minerals. Revenues remained stable in this product category for the six months ended June 30, 2002 compared to the six months ended June 30, 2001.

     Industrial Products

      The manufactured and industrial products that we transport include home appliances, textiles, ceramic tile, scrap paper, glass, paper, beer and pulp. We also transport a variety of consumer products such as machinery, including boilers, generators, turbines, tanks and transformers, processed foods and nonperishable products. Processed food products produced in Mexico are both exported for consumption abroad and consumed domestically. Currently, trucks transport a significant percentage of processed foods and nonperishable products. We believe there are opportunities for revenue growth in the industrial products segment, including manufactured products and paper products, mainly through the conversion of Mexican and U.S. companies from truck to rail transport.

      We transport beer exported to the United States by Grupo Modelo, S.A. de C.V. and Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V., the makers of "Corona" and "Dos Equis," respectively. In addition, in 2000 we entered into a long-term contract with Organizacion Mabe Corporacion, S.A. de C.V., or "Mabe," to transport all of the products it exports to the United States and most of the products it distributes domestically. Mabe is a major Mexican home appliance manufacturer, 49.0% of which is owned by General Electric, that produces most of the gas and electric ranges sold in the United States under the "GE" brand. Although Mabe did not use rail as its main mode of transport prior to our commencement of operations, it currently moves close to 90% of its products by rail. In 2000, Mabe completed construction of a new plant in Celaya which produces GE refrigerators and started transporting its products from that plant over our rail lines in February of 2001.

      We believe that bulk products such as paper, including tissue paper, corrugated paper, newsprint and other packaging paper, and pulp can be shipped at cost-effective rates by rail from manufacturing plants located near our rail lines to regional distribution centers and directly to the retailer. We believe that the majority of the paper and forest products presently carried on our rail lines consist of recycled fiber and printing paper imported from the southeastern United States and Texas to paper mills, newspaper publishers and printers in major population centers in Mexico. Large volumes of paper products are manufactured in Mexico at plants near our rail lines by companies such as Kimberly-Clark de Mexico, S.A. de C.V., Grupo Copamex and Grupo Industrial Durango for domestic and international consumption and exported to Mexico by U.S. paper companies such as Tetrapak, Westvaco (Packing), International Paper, Georgia Pacific and Wyerhauser.

     Metals and Minerals

      This product segment includes metals, minerals and ores such as iron, steel, zinc and copper, as well as cement. The majority of metals, minerals and ores mined in Mexico are used for domestic consumption, as is steel produced in Mexico. The volume of Mexican steel exports fluctuates based on global market prices. Higher-end finished products such as steel coils used by Mexican manufacturers in automobiles, household appliances and other consumer goods are imported through Nuevo Laredo and through the seaports served by our rail lines. We believe there are opportunities for revenue growth in the steel and cement industries.

      Mexican iron and steel mills have historically used modes of transport other than rail for their finished products because of FNM's past inability to provide adequate service and equipment. We believe that the weight and bulk of these products make them well suited to rail transport and that we are converting a portion of this traffic to rail from truck by providing reliable service and making available the specialized equipment required to haul these heavy metal products by rail. In addition, most of Mexico's major steel plants and mills are located along our rail lines, and the majority of finished products from these mills, including large amounts of steel products, are exported to manufacturers in the United States, while the remainder is used domestically. We also seek to convert the traffic flowing from the mines, quarries and smelters in Mexico's northern states to these plants and mills along our rail lines. We currently transport iron, steel and other metals, minerals and ore products from mills at Lazaro Cardenas to steel plants and mills in northern Mexico, and exports consisting of finished products such as steel coil and hot rolled steel from Monterrey to the midwestern and western United States. We also transport steel wire cable which was previously moved by ship from the port of Lazaro Cardenas to the United States, finished goods for domestic steel producers, and raw materials for U.S. steel manufacturers that import raw materials from Mexico to the United States and export their finished products from the United States to the Mexican automotive and manufacturing industries.

      Cement is one of the most widely used commodities in construction in Mexico and is produced throughout the country for both domestic use and export to the United States. Three major companies in Mexico which move their products with us are Cemex, Cementos Apasco, S.A. de C.V. and Cementos Cruz Azul, Sociedad

Cooperativa. Due to its bulk and density, cement is ill-suited to road transport and, as a result, is hauled almost exclusively by rail.

      Beginning at the end of 1998 and continuing from 1999 through 2001, we experienced a decline in the volume of metals and minerals cargo transported on our rail lines due primarily to a decline in domestic steel production and the loss of one of our major steel customers to competition from Ferromex. In 2001, Mexican steel producers continued maintaining significantly low production levels due to the adverse effects of higher natural gas prices, and the continued appreciation of the peso against the dollar during the year. The combination of these two factors have made Mexican steel prices less competitive in the international market, causing many U.S. steel customers to import steel from Asia and countries that were formerly republics of the Soviet Union instead of Mexico. The general slowdown of the U.S. and Mexican economies, particularly in the automotive and construction industries, has also had a negative effect on the import and export of finished products such as steel coils. However, the volume of metals and minerals remained relatively stable in the six months ended June 30, 2002 compared to the six months ended June 30, 2001 due to expansion of steel exports despite depressed economic conditions in this segment.

   AGRO-INDUSTRIAL PRODUCTS

      In 2001, $167.4 million, or approximately 25.0% of our total transportation revenues, were derived from the movement of agro-industrial products, which represented an increase of 3.4% from our agro-industrial revenues in 2000. A number of factors contributed to this segment's revenue growth. In 2001, grain distribution centers in Mexico City, San Luis Potosi, Queretaro and Matamoros commenced operations, creating new traffic. Also in 2001, a portion of the grain traffic previously received at Mexican ports was moved to the border crossings at Nuevo Laredo and Matamoros, resulting in longer hauls for us. Additionally, our transportation of various grains and seeds from Tampico and Altamira to the Bajio region continued growing during the year, and our conversion from truck to rail continued, and made an important contribution to revenue growth during 2001. Offsetting volume growth during the year was the reduction of cabotage traffic, which accounted for an important portion of the traffic volume in this segment in 2000.

      The United States and Canada are the dominant suppliers of agricultural products to Mexico, and a significant amount of the agro-industrial products carried over our rail lines are imports, consisting primarily of grains, grain products (principally corn) and seeds imported to Mexico from the United States and Canada. These products enter Mexico by rail at the U.S. border crossings at Nuevo Laredo and Matamoros and by ship at the ports of Tampico, Altamira, Veracruz and Lazaro Cardenas from where they are transported by rail to storage and processing facilities in Mexico City, Monterrey, Puebla, Torreon, Veracruz and other cities.

      In the six months ended June 30, 2002, $69.8 million, or 20.3% of our total transportation revenues, were derived from the movement of agro-industrial products. Revenues decreased by 5.9% in this product category for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 partly due to an extraordinary yield in the Mexican grain harvest in the Sinaloa Valley which reduced the need for grain imports from the United States.

      We also believe that we are well positioned to capture a portion of the trucking sector's share of the agro-industrial market by providing service to customers along our rail lines that is more reliable, punctual and safe than the service provided by FNM in the past.

   AUTOMOTIVE PRODUCTS

      The automotive products we transport consist primarily of automotive parts imported into Mexico for assembly in Mexican auto plants, and finished automobiles exported to the United States and Canada and to some extent of imported finished automobiles. Because the efficiency of our operations enables us to provide what we believe are the shortest transit times from automotive plants to the Laredo-Nuevo Laredo border crossing for transport into the United States and Canada, we believe that we are the preferred rail carrier for automotive products along this route.

      In 2001, $54.1 million, or 40.0% of the transportation revenues generated by our Mexico City-Nuevo Laredo route and 25.7% of our total transportation revenues, were derived from the transport of automotive products. Our automotive revenues increased by approximately 7.5% in 2001 from 2000. This increase resulted partially from increased exports and imports of finished vehicles transported for General Motors' Ramos Arizpe plant, starting in October, 2000, and substantially affecting our revenues during 2001. The gain in new traffic was partially offset by the loss of a portion of Nissan's new vehicle transport representing approximately 24.0% of Nissan exports of finished vehicles. Also contributing to our revenue growth during 2000 and 2001 was conversion of auto parts traffic from truck to rail transport. In 2001, DaimlerChrysler, General Motors, Ford Motor Company, and Volkswagen were among our most significant customers, together representing approximately 23.2% of our total revenues.

      Automobiles and other automotive products continue to be a mainstay of Mexican manufacturing, and we believe they represent a growth opportunity for both imports and exports over the long-term. In 2001, the growth rate of our automotive revenues was slower than the rate of growth in 2000 due to the U.S. economic slowdown, as exports by auto manufacturers including DaimlerChrysler and General Motors grew at a lesser rate, reflecting the slowdown in the U.S. market.

      In the six months ended June 30, 2002, $81.8 million, or 23.8% of our total transportation revenues, were derived from the movement of automotive products. Revenues decreased by 3.3% in this product category for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 as a result of reduced sales activity and demand in the United States for Mexican-sourced automobiles.

      Nonetheless, we believe that auto production in Mexico will continue to experience growth over the long-term, resulting in an increase in traffic of imports and exports along our rail lines. We also believe that there is potential for growth in the domestic automobile market as well as in the movement of finished vehicles to the seaports we serve for export to markets including the European Union. Through our automotive ramps at Monterrey and Veracruz as well as our specialized rail car carriers, we believe that we are enhancing our ability to move finished automobiles cost-effectively in the international and domestic markets and to convert this traffic to rail from truck transport by providing service superior to that previously provided by FNM.

   CHEMICAL AND PETROCHEMICAL PRODUCTS

      In 2001, $98.6 million, or 14.8%, of our total transportation revenues were derived from the movement of chemical and petrochemical products. Our revenues in this segment increased by 10.5% in 2001 from 2000. Although this segment has been substantially affected by the economic slowdown in both the Mexican and U.S. economies, strong performance in the transportation of certain chemical and petrochemical products, such as plastics and petroleum coke, has partially offset the effects of the economic downturn. Transportation of exported and imported plastics contributed substantially to revenue growth during 2001, mainly as a result of conversion from truck to rail transport. Another important contributor to revenue growth during this period was the increased transportation of petroleum coke for Cemex, which is converting many of its plants from fuel oil combustion to petroleum coke combustion.

      The chemical and petrochemical products we transport consist of petrochemical products imported from the United States into Mexico, and domestic traffic consisting of fuel transported from PEMEX refineries to regional distribution centers and power plants owned by CFE, the Mexican government-owned electric utility. CFE is a major user of diesel and fuel oil, much of which is transported from PEMEX refineries to CFE power generating plants near our rail lines, and we operate a unit train dedicated to transporting these fuels for CFE. We believe that a wide range of chemical and petrochemical products currently transported to and from Mexico by truck can be converted to rail. We see growth potential in the movement of large volumes of petrochemicals from plants in Tampico-Altamira, Coatzacoalcos and Mexico City to the Houston petrochemical market. We anticipate converting other petrochemical products such as solvents and liquid petroleum gas.

      In addition, we see growth potential with respect to the large volumes of resin, lubricants and other raw materials imported into Mexico from the Houston area for use in the production of plastic products and lubricants. Shippers of chemical and petroleum products located along our rail lines (some of which are our customers) include Pecten, S.A. de C.V., Indelpro, S.A. de C.V., Colgate Palmolive, S.A. de C.V., PPG Industries de Mexico, S.A. de C.V., Procter & Gamble de Mexico, S.A. de C.V., Petrocel Chemicals and Exxon Mobil. We believe that growth in this area will come primarily from increasing cargo volumes transported for our existing customers as well as from converting companies such as BASF Mexicana, S.A. de C.V., Agroindustrias Unidas de Mexico, S.A. de C.V., Dupont S.A. de C.V., and Polioles, S.A. de C.V. which import a variety of petrochemical products used in the production of plastic. We also see growth potential in the large quantities of tereftalic acid, used to make synthetic fibers such as nylon, which are transported from manufacturing plants in Tampico to the Pacific port of Manzanillo for export to the Far East.

      We believe that shippers moved such traffic by truck and barge because FNM was unable to ensure safe, punctual and efficient delivery of these products. We also believe that our current operations, including train-truck "transloading" delivery to smaller customers located along our rail lines but lacking their own rail delivery facilities, enable us to meet the needs of shippers of these products. Our rail lines provide access to these producers and, together with the Texas Mexican Railway Company, enable these producers to access the Houston and Louisiana chemical and petroleum market.

      In the six months ended June 30, 2002, $53.3 million, or 15.5% of our total transportation revenues, were derived from the movement of chemical and petrochemical products. Revenues increased by 19.5% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 as a result of train-truck transloading and general conversion of products in this segment from truck to rail transport because of transloading efficiency and our proven safety record transporting these products on our railroad.

      We believe that we are in a position to attract significant business from PEMEX, which owns plants and refineries throughout Mexico. PEMEX currently imports significant amounts of gasoline and diesel fuel from Houston and Corpus Christi which is then transported by truck to the main PEMEX distribution center in central Mexico for shipment to PEMEX plants and refineries throughout Mexico. We have succeeded in converting some of this traffic to rail since our commencement of operations. However, since PEMEX is a government agency, we cannot assure that our current contract with PEMEX for transportation services, which is renewable by PEMEX on an annual basis, will be awarded to TFM in the future. Beginning in 2000 and continuing in 2001, we lost a significant amount of this business as PEMEX increased the use of trucking and started operating new pipe lines. Nonetheless, we believe that we are in a position over the long-term to convert more of this traffic and to transport fuel for PEMEX directly from the U.S. petrochemical markets in Houston and Corpus Christi to refineries in northern Mexico.

      Beginning in late 2000 and continuing in 2001, our revenues were adversely affected by (1) decreased transportation of fertilizers due to hurricane damage to the railroad loading facilities at the plant of a major customer located at Lazaro Cardenas, (2) invasion of our rail line by farmers in that region who were in a labor dispute with the government and (3) a labor strike at Fertinal, one of our main fertilizer customers. In addition, the U.S. economic slowdown has adversely affected exports of petrochemical products used in the housing industry.

   INTERMODAL FREIGHT

      In 2001, $42.6 million, or 6.4% of our transportation revenues, were derived from intermodal freight, which entails hauling products in freight containers in combination with transport by water, rail and/or motor carrier. In 2001, our revenues in this product area increased by 9.8% from 2000. We believe that the volume of intermodal traffic in Mexico has been increasing considerably in recent years and represents an important growth opportunity, with several major international maritime companies, including APL (American President Line), Mearsk Sealand, Americana Ships Limited, Dicex, S.A., Navemar Internacional, S.A. de C.V. and Mediterranean Shipping Company, shipping both imported and exported products by intermodal freight. The vast majority of the overland portion of this intermodal traffic in Mexico has been transported by truck.

However, we believe that increasing our piggy-back capabilities, particularly along our core routes, has enabled us to convert some of this intermodal traffic from truck transport to our rail lines.

      By means of the intermodal terminals we access and our relationship with Grupo TMM, we have the ability to connect intermodal customers along our rail lines with three of the four primary ports in Mexico. We expect to contract out hauling services at some terminals to third parties in order to be able to provide even lower costs to our customers. Our strategic alliance with Grupo TMM is enabling us to link intermodal shipments between Grupo TMM and our rail lines. For example, Grupo TMM's logistics and trucking divisions provide road freight transportation and support services to leading manufacturers and other customers within Mexico. This is enabling us to capture an additional share of the intermodal market by providing linked truck and rail intermodal services. In addition, we have entered into arrangements with other intermodal shippers in the United States (including Schneider National Inc.) which have enabled us to coordinate "door-to-door" shipments of container traffic for our customers.

      Unlike FNM, which formerly operated our rail lines, we are providing a more timely and reliable daily dedicated service to our intermodal customers, which, due to the nature of container cargo transport, demand predictable timetables and reliable service. We also connect at the U.S.-Mexico border directly with the Texas Mexican Railway Company and hereby with The Kansas City Southern Railway Company, as well as with other railroads in the United States. We believe that this strategy will enable us to convert to rail additional customers currently transporting containers by truck across the U.S.-Mexico border.

      We believe that we have made progress in this respect. In 2001, we transported intermodal traffic for new customers such as Costco, Westvaco, Colgate, Dupont, Procter & Gamble, Editorial Televisa, and Liverpool, a leading department store chain in Mexico. We also transported glass in intermodal containers for Grupo Vitro, S.A. de C.V. for export to automobile manufacturers in the United States.

      In the six months ended June 30, 2002, $26.7 million, or 7.8% of our total transportation revenues, were derived from the movement of intermodal freight. Revenues in this segment increased by 9.9% for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 due to completed construction of intermodal yards and expanded contracts with stack train operators and intermodal companies.

      Due to the underdeveloped highway system in Mexico and the lack of adequate security for truck freight, we believe that intermodal transport by truck is competitive with rail only for distances of 350 kilometers or less. In addition, in order for the highway systems to improve, government or private investors would have to devote significant amounts of funds which would probably result in increased highway tolls and increased fines for violations of weight and size restrictions. Because of our decreased labor expenses and the significantly greater intermodal freight capacity of an average train compared to truck transport, we expect to be increasingly competitive in intermodal shipping over relatively short distances as well as longer distances. We do not anticipate that the highway system in Mexico will improve in the near future.

      We do not believe that the growth of our intermodal revenues or our ability to convert traffic from trucking to rail transport will be materially adversely affected by implementation of the NAFTA provisions allowing Mexican trucking companies to operate on U.S. highways, which could result in a substantial increase of truck transport between Mexico and the United States.

   TRACK AND EQUIPMENT

     TRACK

      As of June 30, 2002, our rail lines consisted of the following track:


                                                              TRACK
                                                   UNDER      USAGE
                                                 CONCESSION   RIGHTS    TOTAL
                                                 ----------   ------    -----
                                                          (IN KILOMETERS)
      Main track ..............................     4,251       950     5,201

      Sidings under centralized traffic control       191                 191

      Spurs, yard tracks and other sidings ....       251                 251
                                                    -----     -----     -----

          Total ...............................     4,693       950     5,643
                                                    =====     =====     =====

      All of our track is standard gauge (56.5 inches) and is generally in good condition. Of our 4,251 kilometers of main track, over 85% has 100 to 136-lbs. rail and 81.4% is continuously welded rail. Continuously welded rail reduces track maintenance costs and, in general, permits trains to travel at higher speeds. The maximum allowable speed of trains along TFM's core routes varies between 50 and 70 kilometers per hour. Since we commenced operations, we have extended sidings on our tracks up to 10,000 feet, enabling longer trains to pass or meet each other.

      The following table sets forth certain information with respect to our track as of June 30, 2002.

                                           MAIN LINE -- MEXICO
                                          CITY TO NUEVO LAREDO    ALL LINES
                                          --------------------    ---------
                                            (IN KILOMETERS)
      Continuously welded rail ..........         1,398             3,462

      Jointed rail ......................           113               789
                                                  -----             -----

         Total ..........................         1,511             4,251
                                                  =====             =====

      Concrete ties installed ...........         1,366             2,502

      Wood ties installed ...............           145             1,749
                                                  -----             -----

         Total ..........................         1,511             4,251
                                                  =====             =====

      The portion of the Mexico City-Nuevo Laredo core route between Mexico City and Queretaro (a distance of approximately 260 kilometers) has double track, which accommodates greater traffic volume and maximum allowable speeds of approximately 50 kilometers per hour. With the exception of the Mexico City to Acambaro via Toluca route (where the maximum acceptable gross weight is 110 tons per railcar), our rail lines support a weight of 130 tons per railcar.

      We run freight trains at average speeds of approximately 50 to 70 kilometers per hour along our core routes between Mexico City and the U.S. border. The majority of the main line track of our rail lines accommodates these speeds or greater speeds. Approximately 70.0% of our main line track handles speeds of up to 60 kilometers per hour.

      Installations along our rail lines include supply centers, locomotive inspection centers, car inspection areas, repair shops, warehouses, freight yards and intermodal terminals.

BRIDGES, TUNNELS AND CULVERTS

      Our core routes and feeder lines include 1,226 bridges with a total length of 25,252 meters, of which 1,111 are permanent, 115 are temporary, 301 are steel structures, 810 are concrete structures and 115 have inverted floor systems, timber structures or are mixed.

      There are 98 tunnels on our rail lines, having a total length of 26,882 meters, which are on our main lines and allow for the passage of double-stack trains. In addition, there are 7,273 culverts along the railway.

  EQUIPMENT

      We own an estimated 23.0% of the cars running over our rail lines and the remaining 77.0% are privately owned, belonging to Mexican and foreign, mainly U.S., companies or railroads. We own 477 locomotives, of which 468 are diesel and 9 are electric, of which Electro-Motive Division ("EMD"), a subsidiary of General Motors, built 243 and General Electric ("GE") built 234. We have entered into long-term leases for 150 additional locomotives, all of which we have received. Through our long-term leasing program, we are improving locomotive efficiency and utilization by adding to our fleet state-of-the-art locomotives that provide 48.2% more horsepower per unit, compared with our 3000 horsepower road engines and 79.5% more horsepower compared to our previous total horsepower base, allowing us to haul longer trains with fewer locomotives. We have also continued a decrease in fuel consumption due primarily to the fuel efficiency of these new locomotives and the fact that fewer locomotives are needed to haul the same freight.

      Our long-term locomotive leases are for terms of 20 years. Of our leased locomotives, we currently use 150. We lease 63 of our owned locomotives to the Texas Mexican Railway Company. The average age of the locomotives in our fleet is approximately 11 years, which in 1999 represented one of the lowest average ages of the locomotive fleets operated by Class I railroads. The average remaining useful life of the locomotives in our fleet is about 12 years.

      Of the 477 locomotives in our fleet, approximately 235 are assigned to the hauling of freight, 46 are used for yard work, 84 locomotives are subleased to third parties (53 to the Texas Mexican Railway Company, 10 of which are running on the Burlington Northern and Santa Fe Railway Company line under a horsepower-per-hour interchange agreement, 12 to The Kansas City Southern Railway Company and 12 to Ferrosur), nine locomotives are electric and 73 of our yard and road engines are currently in storage. We use the remaining 30 units for miscellaneous purposes such as maintenance of way trains and industry switching.

      The following table describes our locomotive fleet and maintenance contractors, as more fully described under " -- Improvements, Maintenance and Repair," as of June 30, 2002.

                              NUMBER OF   NUMBER OF                  YEAR
MAKE      TYPE                  UNITS       AXLES    HORSEPOWER      BUILT    MAINTAINED BY
----      ----                  -----       -----    ----------      -----    -------------
OWNED

EMD      SW1504                   15          4        1,500          1973      MPI/GETS
EMD      MP15AC                   11          4        1,500          1983      MPI/GETS
EMD      GP38-2                   50          4        2,000       1975-83      MPI/GETS
EMD      SD45                      1          6        3,600          1978      MPI/GETS
EMD      SD40                     52          6        3,000       1968-72      MPI/GETS
EMD      SD40-2                   39          6        3,000       1973-88      MPI/GETS
GE       B23-7                     7          4        2,250          1981        Alstom
GE       C30-7                    38          6        3,000       1982-89        Alstom
GE       SUPER 7                 105          6        3,000       1990-94        Alstom
GE       E-60 (Elect.)             9          6        6,000          1984        Alstom
                                 ---
Total owned ...................  327
                                 ===

LONG-TERM LEASE
GE       AC4400CW                 75          6        4,400     1998-2000          GETS
EMD      SD70MAC                  75          6        4,000     1999-2000           GMM
                                 ---
Total under long-term lease ...  150
                                 ===

      Rail cars owned and leased by us as of June 30, 2002 consisted of the following:

                                      OWNED                    LEASED
                                      -----                    ------
Box cars .........                    1,099                      245
Gondolas .........                    2,037                    1,450
Covered hoppers ..                      600                    1,955
Flat cars ........                      620                      161
Tri-level carriers                        0                        0
Bi-level carriers                         0                    1,279
Spine cars .......                        0                       48
Tank cars ........                       77                      352
Cabooses .........                       49                        0
Open top hoppers .                       26                      348
                                      -----                    -----
   Total .........                    4,508                    5,838
                                      =====                    =====

      To supplement our fleet of owned railcars, we have implemented an operating lease program that allows us to effectively manage our car capacity to meet the varying demands of our traffic volumes. Our leased cars consist of covered hoppers used to transport grain, new and rebuilt gondolas, box cars, open top hoppers, flat cars and tri-level and bi-level carriers. We also lease cars, large and small trucks and other equipment for a variety of functions. In addition, we are refurbishing some of our cars. At our commencement of operations, we had a substantial shortage of box cars and grain hoppers. Through our agreements with U.S. railroads regarding car hire and our operating lease program, we have increased our fleet size and eliminated these shortages.

SICOTRA

      We use SICOTRA, which is a Union Pacific Technologies system, among other purposes, to report car movements in train and yard operations and to process bill of lading information. We have trained personnel


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
to use SICOTRA and have taken and continue to take steps to customize SICOTRA applications for our operations, including through the addition of a new SICOTRA-based billing system. We have installed SICOTRA-related software programs on state-of-the-art computer hardware at GTE Data Services de Mexico's facility. We have improved SICOTRA's functionality and are expanding the system into a fully integrated management information system capable of interfacing with our train dispatch systems.

      Our improvements to SICOTRA allow us to:

      - facilitate our communications with major U.S. railroads using the SICOTRA system;

      - achieve better, more efficient movements of trains and loaded and empty cars in locations along our rail lines, improve locomotive utilization, equipment and infrastructure utilization levels, and the recording and maintenance of accurate and timely revenue information, thereby minimizing labor costs, fuel consumption and other expenses; and

      - participate in the North American rail industry's interline services management system, providing coordinated customer service and scheduled links among railroads.

TRAIN DISPATCHING SYSTEM

      We have modernized and upgraded our train dispatching system. We are presently utilizing two types of train dispatching systems:

      - A radio-based track warrant control system is in place over approximately 2,800 kilometers of track, or approximately 65.0% of our rail lines. It utilizes direct radio communication between dispatchers and engineers combined with specific track assignments to coordinate train movements and dispatching.

      - A newly installed centralized traffic control system, or CCT system, which allows a central dispatcher in Monterrey to manage track operations between Mexico City and Nuevo Laredo, is in place over an aggregate distance of 1,425 track kilometers, or approximately 35.0% of the total tracks of our rail lines.

      To improve operating efficiencies, the dispatchers covering all portions of our rail lines, under both the radio-based track warrant control and CCT systems, are now using the same computer system. This has improved train dispatching by providing dispatchers with a single graphical interface representing our entire rail system. This system also allows for recording of train arrivals, departures, delays and other important data with which operation efficiency analysis is performed. This information is used for payroll and personnel administration purposes.

INFORMATION TECHNOLOGY

      We continue our customer service and operating initiatives to support our business strategy, including the implementation of railroad operating practices in use on major U.S. and Canadian railroads, such as the computerization of operations management systems and employee training.

  ONLINE CUSTOMER SERVICE

      In the customer service area, we have converted our Internet home page (http://www.tfm.com.mx) into a comprehensive tool permitting customers to track the delivery of their shipments and obtain a wide range of information regarding TFM's services. Besides providing information about TFM's business areas and services, our web site provides customers with access to multiple services including:

      -     electronic waybilling;

      -     "Track and Trace";

      -     AEI (Automatic Equipment Identification) readouts;

      -     TFM graphical rail network;


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
      -     equipment order monitoring;

      -     rates inquiries;

      -     equipment historical information;

      - an automatic delivery reporting feature which can be customized by the user based on the day of the week and delivery time and can handle up to 10 delivery recipients;

      -     invoice inquiries; and

      -     train schedule and other information.

  SALES AND MARKETING

      We have installed an online waybill monitor that reports all service orders on the hour, by station, product segment, and customer identification. This system allows on-the-spot reporting of sales for the day, month or year.

IMPROVEMENTS, MAINTENANCE AND REPAIR

      We have entered into locomotive maintenance agreements with Alstom Transporte, S.A. de C.V. ("Alstom"), GE Transportation Systems Mexico, S.A. de C.V. ("GE"), MPI Noreste, S.A. de C.V. ("MPI") and General Motors de Mexico S. de R.L. de C.V. ("GMM") under which these contractors provide both routine maintenance and major overhauls. Routine maintenance includes periodic inspections, oils and lubricants, filters, maintenance of wheel profiles, compression and other engine checks and all repairs. Our locomotives are inspected in full compliance with those regulations as required by the United States Federal Railroad Administration, or FRA, which enables our locomotives to operate in the United States pursuant to interchanges with major U.S. railroads. Major overhauls are performed every 600,000 to 750,000 miles for rebuilt locomotives, and every 1,000,000 miles for new locomotives. Our maintenance contracts require that our locomotives be available for freight service 93.0% of the time.

      We believe that the outsourcing of our locomotive maintenance provides us with significant advantages by relieving us of locomotive maintenance requirements while allowing us to focus on implementing our operating initiatives in order to provide efficient and reliable rail service. By outsourcing we also avoid the need to incur the significant expenditures associated with locomotive maintenance facilities. Our locomotive maintenance contract with MPI expires in 2014, our maintenance contract with Alstom expires in 2009 and our contracts with GE and GMM expire in 2020. GE recently acquired MPI and certain MPI affiliates. We have claimed that this acquisition constituted a transfer of the MPI agreement without our consent and, as a result, we anticipate a favorable renegotiation of the terms of our existing agreements with GE and MPI.

      Our maintenance-of-way personnel coordinate the maintenance of our track, hiring third parties primarily to perform roadway repairs and track laying and surfacing. We may also purchase other maintenance-of-way services from time to time, including when we lack in-house expertise to perform services or when the nature or location of the required maintenance work makes the hiring of third parties a cost-effective alternative to utilizing TFM personnel to perform such maintenance.

      In the operations area, we have implemented certain systems designed to enhance the safety and availability of our fleet and the efficiency of our rail service.

      We are using an extensive locomotive help desk system designed to improve management of locomotive maintenance, reporting of mechanical problems and repairs. This system includes a scheduling feature, an interface permitting maintenance personnel to record data on repairs and statistics on various efficiency indicators.

      In addition, we have implemented a car repair and billing system to expedite collections for mechanical repairs performed to the fleet of other railroads in accordance with AAR standards. This system provides all


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
repair validations and an AAR pricing catalog. Our new shipper car order system, which will extend our scheduling and car pool management capabilities, is currently in production.

REFURBISHING OF OUR ROUTE

      In May 2000, we entered into a track maintenance and rehabilitation agreement with Alstom pursuant to which it is providing both routine and major rehabilitation of our Celaya-Lazaro Cardenas line, which comprises approximately 350 miles of track. In 2000 and December 31, 2001, our maintenance and rehabilitation expenses under this contract amounted to $2.3 million and $30.1 million, respectively. Under this agreement, we are committed to paying a total of approximately $97.0 million for maintenance and rehabilitation of this route over a period of 12 years.

PASSENGER TRANSPORT

      Under the concession, the Mexican government has specifically reserved the right to grant exclusive rights to provide passenger service over our rail lines to a concessionaire other than TFM. Since we commenced operations, the Mexican government has provided a minimal level of passenger train service to certain areas within our service territory under an arrangement in which FNM is responsible for the management of all passenger cars and related personnel necessary for the provision of such service. Our obligation with respect to the provision of passenger service by FNM is limited to providing FNM with locomotive power, engineers and dispatching services for which we are reimbursed.

      Through the end of 1999, passenger transportation service in our territory was offered only between Mexico City and Queretaro, which was serviced by two regular trains per week. The Mexican government discontinued this service in 1999. However, the Mexican government in the future could grant concessions for passenger service over our lines to passenger rail operators. To date, passenger service has not materially interfered with our freight operations, and we do not anticipate that passenger service will materially interfere with our future freight operations.

LABOR

      Effective in July 2001, our labor agreement covering 72.8% of our workforce was renewed for a two-year term ending in 2003. Under Mexican law, the compensation terms of that labor agreement are subject to renegotiation on an annual basis. All other terms of the labor agreement are to be renegotiated every two years. The labor agreement establishes a labor regime under which we have significantly increased operating flexibility as compared with that of FNM, thereby allowing us to compete effectively with other rail carriers and the trucking sector and to react to changing economic and market conditions. In addition to the labor agreement, our relationship with our employees is regulated by the Ley Federal del Trabajo, or Federal Labor Law.

      We believe that the labor agreement provides us with operating flexibility comparable to that enjoyed by most major U.S. railroads. The labor agreement affords us flexibility with respect to the implementation of our business strategy by allowing us:

      - to select and promote workers based on their qualifications and performance;

      -     to allocate workers as needed; and

      -     to reward workers based on merit.

      Since commencement of operations, we have reduced our work force by 31.8%. We reduced headcount from 5,300 full-time employees at the end of 1997 to 3,508 full-time employees at the end of 1998, and 3,346 full-time employees at the end of 1999. In 2000, headcount increased to 3,613 due to the growth of our traffic volumes. As of December 31, 2001 and June 30, 2002, we had 3,568 and 3,500 full-time employees, respectively. We believe that streamlining our labor force has helped us to contain our costs and increase revenues without adversely affecting operations. We hired most of our workers from among the former employees of FNM. In connection with the privatization of our rail lines, the Mexican government retained all labor-related obligations (including pension and severance obligations) and assumed all costs related to termination of employment with respect to FNM employees who worked on the Northeast Rail Lines and whom we did not hire.

SALES AND MARKETING

      Our marketing and sales efforts are designed to expand current customer base business through focusing on truck conversion up the supply chain, and securing existing traffic with current customers through long-term contracts. Emphasis is being placed on attracting new business in the United States, Canada and Mexico. We believe these efforts will benefit to a great extent from NAFTA. With respect to intermodal customers and customers shipping commodities such as chemicals and automotive products, we seek to capitalize upon our strategic advantage resulting from our direct access to key ports and interchange points through our rail lines, which connect with the extensive route structures of the Texas Mexican Railway Company, The Kansas City Southern Railway Company, the Union Pacific Railroad, the Burlington Northern and Santa Fe Railway Company and other major U.S. and Canadian rail carriers. We have strong relationships and transportation arrangements with Grupo TMM, which uses our rail lines to arrange land transportation of products imported from abroad and destined for markets in Mexico or exported to international markets. This allows us to link markets in Mexico with points in Grupo TMM's extensive transportation and logistics network. We have also established arrangements with railroads throughout the United States that are expected to increase intermodal business on routes between intermodal facilities in the United States and Mexico. By offering double-stack services to and from Mexican markets and by quoting a single rate for carload shipments between Mexican and U.S. points of destination and origin, we expect to attract new business in both the United States and Mexico.

      We have devised, implemented and will continue to implement several customer service initiatives in connection with our marketing efforts. These include the designation of customer sales territories and assignment of customer service teams to particular customers, the introduction of a web site that provides our customers with access to their car and rate information and the employment of several sales and customer service representatives throughout the United States to generate traffic from U.S. railroads and monitor interline activity.

      Since we commenced operations, we have also been actively seeking to obtain new customer contracts with the expectation of entering into long-term contracts with several existing customers. Although written customer contracts are not customary in the Mexican railroad industry, we have succeeded in negotiating written contracts with a number of our major customers.

      We deal directly with most of our customers in collecting payment for freight service and generally receive payment prior to, or within 30 days following, delivery of service. For outbound prepaid freight and inbound freight payable upon delivery, we collect full payment from the dispatching party, retain the portion allocable to transportation on our rail lines and, if applicable, remit the remainder to other railroad operators on a monthly basis. These collection procedures also apply to freight imported from and exported to the United States. A significant portion of our contracts are both quoted and settled in dollars, and the vast majority of additional freight services are quoted in dollars and settled at a dollar-peso exchange rate which approximates a dollar-denominated contract. We are continuing to move forward with executing dollar-denominated contracts, and we believe that a majority of our contracts are now denominated in dollars. Approximately 51.1% of our total revenues in 2001 were denominated in dollars.

COMPETITION

      We face significant competition from trucks and other railroads and expect such competition to continue to be significant. In general, most freight in Mexico is transported by truck or rail. Freight terminating or originating in our service territory is primarily transported by truck. Competition with other modes of transportation is generally based on rates charged, as well as the quality and reliability of the service provided. We believe that other competitive factors for freight transport are lead time for orders, protection of goods, transit time, adequacy of the equipment and the provision of other value-added services such as traceability of shipment and availability of rates through the Internet.

      Some segments of our freight traffic, notably intermodal freight, face price competition from trucks, although the operating efficiencies we are achieving may lessen the impact of price competition. Although truck transport has generally been more expensive than rail transport, while the Mexican rail system was operated by FNM, trucking increased its market share relative to rail transport in Mexico as a result of the rail sector's poor customer service, unreliability and lack of car availability. We believe that we have corrected most of the service-related problems experienced under FNM and we are beginning to make inroads in capturing market share from the trucking industry.

      We believe that we may be able to capture freight traffic currently being carried by truck in part as a result of the following factors:

      - Rail transport prices are generally lower than truck prices. This is due in part to the fact that less labor is required to haul cargo by rail. For example, one train with a two- or three-person crew can transport the same freight volume that would require 242 truck drivers.

      - With our new customer service structure and substantial capital improvements, we believe that we have created a customer-oriented business which, together with our other competitive advantages, are making our freight services more attractive than those presently offered by trucking concerns.

      We also face competition from the other recently privatized railroads in Mexico, particularly from Ferromex. We have experienced, and continue to experience, competition from Ferromex in respect of the transport of steel freight, which has had, and continues to have, an adverse effect on our operating results. Ferromex's rail lines link Mexico City with U.S. border crossings at Piedras Negras, Ciudad Juarez, Nogales and Mexicali and also serve the city of Guadalajara and the ports of Tampico on the Gulf of Mexico and Manzanillo on the Pacific Ocean. The Union Pacific Railroad owns a minority interest in Ferromex. Ferromex directly competes with us in some areas of our service territory, including Tampico and Mexico City. We experience aggressive price competition from Ferromex in freight rates for agricultural products, because these are not time sensitive commodities and therefore can be transported using longer routes. This rate competition has adversely affected and may continue to adversely affect our financial results. See "Risk Factors -- Factors Relating to TFM -- Significant competition from trucks and other railroads, as well as limited competition from the shipping industry, could adversely affect our future financial performance." In addition, we encounter direct competition from Ferrosur on the Mexico City to Veracruz route.

      Ferromex and Ferrosur recently announced that they agreed to the acquisition of Ferrosur by Ferromex. TFM filed a notice with the Mexican Antitrust Commission objecting to the proposed acquisition on the grounds that it limits competition. The acquisition was reviewed by the Mexican Antitrust Commission and on May 16, 2002 the Mexican Antitrust Commission announced that it had notified Ferromex that it had denied authorization to consummate the acquisition on antitrust grounds. Ferromex filed an appeal for review of the order, on which the Mexican Antitrust Commission had 60 days to rule. On September 18, 2002, the Mexican Antitrust Commission confirmed its ruling denying authorization to consummate the acquisition. Ferromex may request the Federal Courts in Mexico to review the decision of the Mexican Antitrust Commission.

      Under our concession, we are required to grant trackage rights to Ferromex, Ferrosur, two short line railroads and the Mexico City Railroad and Terminal. These rights will give Ferromex more direct access to the Queretaro and Mexico City markets. In turn, the other railroads are required to grant rights to TFM which will allow us to directly access the Guadalajara market, Mexico's third largest industrial and commercial center.

      We believe that the acquisition of Ferrosur by Ferromex would not adversely affect our rights under our concession and the law to use portions of their tracks.

      The Mexican railroad services law and regulations and the concession contain various other provisions designed to introduce competition in the provision of railroad services. While the Mexican railroad services law and regulations allow us to determine our operating policies and freight service rates, we are subject to limited rate regulation in certain circumstances. With respect to freight services over our rail lines, the Ministry of Transportation may grant concessions to third parties or rights to other rail carriers additional to those set forth in the concession beginning in June 2027. In addition, the concession provides that under certain circumstances the Ministry of Transportation may require us to grant track usage rights commencing in 2017 if the Ministry of Transportation determines that there is no effective competition.

      Although we believe that services provided within our service territory by maritime transportation are generally complementary to our operations, we do face limited competition from the shipping industry with respect to certain products, including chemicals transported by barges.

STRATEGIC PARTNERS

      We have strategic relationships with Grupo TMM and KCS, the founders and principal shareholders of our parent company, Grupo TFM. Grupo TMM and The Kansas City Southern Railway Company, a wholly owned subsidiary of KCS, are leading companies engaged in businesses complementary to ours, and each has alliances with other transportation service providers that have positioned us to meet customers' freight transportation needs through a fully integrated transportation network. We believe that Grupo TMM and The Kansas City Southern Railway Company, with their long-standing relationships with freight customers and complementary service providers, as well as their transportation expertise, enable us to service rail customers both north and south of the U.S.-Mexico border that choose to import products from, or export products to, markets in the United States.

  GRUPO TMM

      Grupo TMM is the leading integrated logistics and transportation company in Mexico. Grupo TMM holds its equity interest in Grupo TFM indirectly through its subsidiary, TMM Multimodal. TMM Multimodal holds a 38.5% equity interest in Grupo TFM representing 51.0% of Grupo TFM's unrestricted voting shares. In January 2001, TMM consummated the purchase from Grupo Servia of its 0.8% equity interest in Grupo TFM representing 1.1% of Grupo TFM's unrestricted voting shares, which gave Grupo TMM voting control of Grupo TFM. Beginning on December 31, 2000, Grupo TFM's financial statements were consolidated with the financial statements of Grupo TMM and its consolidated subsidiaries. Grupo TMM owns 100.0% of the voting shares of, and has a 96.6% economic interest in, TMM Multimodal.

      We receive from Grupo TMM logistics services in major industrial cities and at Mexican seaports through facilities operated by Grupo TMM and accessed by us. In addition, five of TFM's senior executives were formerly senior executives of Grupo TMM. Although Grupo TMM sold its container shipping business in December 1999 and certain other operations in 2000, these sales have not had, nor do we believe they will have, a material adverse effect on the benefits we derive from Grupo TMM. We believe that we benefit from Grupo TMM's decades of experience in the Mexican transportation sector and in successfully operating businesses in Mexico in highly regulated, unionized industries.

      We also rely on, and benefit from, Grupo TMM's extensive experience in providing vehicle shipping services from auto manufacturing plants in Mexico and specialized logistics support for the automotive industry to develop the dedicated rail services we are providing to automobile manufacturers. In addition, we are using Grupo TMM's experience in handling containers at numerous Mexican railway installations to develop our services in the intermodal sector.

      TFM and Grupo TMM entered into a management services agreement dated May 9, 1997 pursuant to which Grupo TMM agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services. This agreement has not been renewed, but Grupo TMM continues to provide these services.

  THE KANSAS CITY SOUTHERN RAILWAY COMPANY

      The Kansas City Southern Railway Company, the seventh largest U.S. railroad based on 2000 revenues, is wholly owned by KCS. Together with its affiliated railroads (excluding the Texas Mexican Railway Company), The Kansas City Southern Railway Company operates a rail network of approximately 3,100 route miles running through 10 states in the United States. The Kansas City Southern Railway Company operates the shortest, most direct rail route between Kansas City and the Gulf of Mexico, serving the Texas ports of Beaumont and Port Arthur, and its rail system interconnects with all other Class I U.S. railroads. The Kansas City Southern Railway Company has marketing agreements with Norfolk Southern Railway Co. and I&M Rail Link, LLC and Canadian National, which position it to gain incremental traffic volume between the southeast and southwest United States and to access major midwestern interchange hubs and originations of corn and other grain shipments. We believe that we have benefited from The Kansas City Southern Railway Company's experience in running a leading railroad that emphasizes customer service and efficient operations. In July 2000, KCS completed a spin-off of its former financial services operations and, as a result, operates exclusively in the railroad transportation sector.

      TFM and KCS Transportation Company entered into a management services agreement dated May 9, 1997 pursuant to which KCS Transportation Company agreed to provide strategic advice and key financial and administrative services to us. This management services agreement was for an initial term of 12 months commencing May 1997, renewable for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCS Transportation Company is to be reimbursed for its costs and expenses incurred in the performance of such services. On April 30, 2002, TFM and KCS, as successor in interest through merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. See "Certain Transactions -- Kansas City Southern Transportation Company Management Services."

  THE TEXAS MEXICAN RAILWAY COMPANY

      On March 27, 2002, we acquired from Grupo TMM and KCS all of the outstanding stock of Mexrail. Mexrail owns all of the capital stock of the Texas Mexican Railway Company. Mexrail also owns the northern half of the international rail bridge at Laredo, while TFM operates the southern half of the bridge at Nuevo Laredo. As a result of our ownership of Mexrail and the Texas Mexican Railway Company, which directly links The Kansas City Southern Railway Company and TFM's rail lines, we control the general operations and dispatching operations of the entire international rail bridge at the U.S. Mexico border at Laredo-Nuevo Laredo at one quoted rate and are in a position to provide customers on both sides of the U.S.-Mexico border with seamless freight services to and from Mexican markets.

      The Texas Mexican Railway Company operates a 521-mile railway between Laredo, Houston and Beaumont, Texas. The section between Laredo and Corpus Christi is operated using the Texas Mexican Railway Company's own track (approximately 157 miles), while the section from Corpus Christi to Beaumont, where it interchanges with The Kansas City Southern Railway Company's system, is operated through trackage rights that were granted to Mexrail by the Surface Transportation Board in 1996. The Texas Mexican Railway also interchanges with our rail lines at Laredo, Texas and with the Union Pacific Railroad and the BNSF Railway at Corpus Christi.

      The Texas Mexican Railway Company recently implemented a significant improvement program to enable it to handle the expected increase in cross border trade from NAFTA and its affiliations with The Kansas City Southern Railway Company and TFM. Since 2000, trains on the main line of the Texas Mexican Railway Company track have operated at speeds of 30 mph or greater and the right-of-way has been cleared for 21-foot doublestack containers. Because of growth of the line, substantial rebuilding of the track occurred in 2001. The Texas Mexican Railway Company also acquired the Rosenberg-Victoria line and right of way from the Union Pacific Railroad. This acquisition, over time, is expected to reduce 70 operating miles between Laredo and Houston, and Beaumont, Texas. In addition, the Serrano rail yard in Laredo, Texas is being expanded and will serve as a customs exchange and clearinghouse for inbound rail traffic from the United States, thereby improving the efficiency of the movement of freight across the border by relieving current congestion and delays associated with customs activities conducted on the crossing bridge. The Serrano rail yard, which encompasses approximately 250 acres and over 8.5 miles of trackage, is the principal railcar and intermodal facility for the Texas Mexican Railway Company.

      We have entered into through-rate agreements with U.S. railroads providing for a single quoted rate for rail transport to and from Mexico. In addition, we are working with the Texas Mexican Railway Company to further improve transit times, railcar capacity at Laredo, and overall service to continue conversion of grain traffic consisting of imports from south Texas into Mexico currently transported mainly by truck. We believe that the Texas Mexican Railway Company, together with our and The Kansas City Southern Railway Company's extensive rail networks connecting with all U.S. Class I rail carriers, strategically positions us to capitalize on the economic integration of the North American marketplace.

GOVERNMENT REGULATION

      The Mexican railroad services law and regulations provide the overall general legal framework for the regulation of railroad services in Mexico. Under the Mexican railroad services law and regulations, a provider of railroad services, such as TFM, must operate under a concession granted by the Ministry of Transportation. Such a concession may only be granted to a Mexican corporation and may not be transferred or assigned without the approval of the Ministry of Transportation. The law permits foreign investors to hold up to 49.0% of the capital stock of such a corporation, unless otherwise authorized by the Comision Nacional de Inversiones Extranjeras (the Foreign Investment Commission). We are also subject to the Ley General de Bienes Nacionales (the General Law on National Assets), which regulates all assets that fall within the public domain and by various other laws and regulations.

      The Ministry of Transportation is principally responsible for regulating railroad services in Mexico, including railroad services on our rail lines. The Ministry of Transportation has broad powers to monitor our compliance with the concession, and it can require us to supply it with any technical, administrative and financial information it requests. We must comply with the investment commitments established in our business plan, which forms an integral part of the concession, and must update the plan every five years. The Ministry of Transportation treats our business plans confidentially. The Ministry of Transportation monitors our compliance with efficiency and safety standards as set forth in the concession. The Ministry of Transportation reviews, and may amend, these standards every five years.

      The Mexican railroad services law and regulations provide the Mexican government certain rights in its relations with us under the concession, including the right to take over the management of TFM and our railroad in certain extraordinary cases, such as imminent danger to national security. In the past, the Mexican government has used such a power with respect to other privatized industries, including the telecommunications industry, to ensure continued service during labor disputes.

      In addition, under the concession and the Mexican railroad services law and regulations, the Mexican Antitrust Commission under certain circumstances may determine that there is a lack of competition in the railroad industry, in which case the Ministry of Transportation would have the authority to set our tariffs for rail freight services.

ENVIRONMENTAL REGULATION

      Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The primary environmental law is the General Law of Ecological Balance and Environmental Protection. The Mexican federal agency in charge of overseeing compliance with, and enforcing the federal environmental laws, is the Secretaria del Medio Ambiente y Recursos Naturales (the Ministry of Environmental Protection and Natural Resources). The Attorney General for Environmental Protection has the power to bring administrative proceedings and impose corrective actions and economic sanctions against companies that violate environmental laws, and temporarily or permanently close non-complying facilities. The Ministry of the Environment and Natural Resources and other authorized ministries have promulgated standards for, among other things, water discharge, water supply, emissions, noise pollution, hazardous substances, and transportation and handling of hazardous and solid waste. In addition, we are subject to the environmental laws and regulations issued by the Mexican governments of each of the states of Mexico where our facilities are located. The terms of the concession also impose on us certain environmental law compliance obligations.

      As a result of our recent acquisition of Mexrail, we may also incur other environmental liabilities with respect to U.S. environmental laws. CERCLA and similar state laws (known as Superfund laws) impose liability for the cost of remedial or removal actions, natural resources damages and related costs at certain sites identified as posing a threat to the environment or public health. CERCLA imposes strict liability on the owners and operators of facilities in which hazardous waste and other hazardous substances are deposited or from which they are released or are likely to be released into the environment. Liability may be imposed, without regard to fault or the legality of the activity, on certain classes of persons, including the current and certain prior owners or operators of a site and persons that arranged for the disposal or treatment of hazardous substances. Liability is imposed on a joint and several basis. In addition, other potentially responsible parties, adjacent landowners or other third parties may initiate cost recovery actions or toxic tort litigation against sites subject to CERCLA or similar state laws.

      Noncompliance with applicable legal provisions may result in the imposition of considerable fines, temporary or permanent shutdown of operations or other injunctive relief, or criminal prosecution. We believe that all facilities that we operate are in substantial compliance with applicable environmental laws, regulations and agency agreements. There are currently no material legal or administrative proceedings pending against us with respect to any environmental matters, and management does not believe that continued compliance with environmental laws will have a material adverse effect on our financial condition or results of operations. We cannot predict the effect, if any, that the adoption of additional or more stringent environmental laws and regulations would have on our results of operations, cash flows or financial condition.

INSURANCE

      Our business is subject to a number of risks, including:

      -     mechanical failure;

      -     collision;

      -     property loss;

      -     cargo loss or damage; and

      - business interruption due to natural disasters, political circumstances, hostilities and labor strikes.

      In addition, the operation of any railroad is subject to the inherent possibility of catastrophic disaster, including chemical spills and other environmental mishaps.

      Our insurance policy also provides for "per-incident" maximum amounts which vary depending upon the nature of the risk insured against. Our policy is renewable on an annual basis and expires in June 2002.

      Our present insurance coverage insures against the accident-related risks involved in the conduct of our business, and is consistent with industry practice and the requirements of the concession and the Mexican railroad services law and regulations. We can give no assurance, however, that all risks are or will be adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. The Mexican railroad services law and regulations provide that, if we receive insurance proceeds in respect of any damage to our rail lines, those proceeds shall be applied to the repair or remediation of such damage or, in the event that we elect not to undertake such repairs, these proceeds must be paid to the Mexican government.

      In recent years, we have experienced significant cost savings due to a sharp decline in liability insurance premiums resulting from heightened competition in the insurance industry and improved safety conditions in the railway industry; nevertheless, following the catastrophic events of September 11, 2001, we may experience a reduction in the costs savings that we were able to achieve in the past.

PROPERTY

      Our principal executive offices, which we lease, are located at Av. Periferico Sur No. 4829, 4to Piso, Parques del Pedregal, C.P. 14010, Delegacion Tlalpan, Mexico, D.F., Mexico; our headquarters are located at Av. Manuel L. Barragan 4850 Norte, Colonia Hidalgo, C.P. 64420, Monterrey, Nuevo Leon, Mexico. We also own several freight yards located along our rail lines.

LEGAL PROCEEDINGS

      We are a party to legal proceedings arising in the ordinary course of business, the impact of which would not, either individually or in the aggregate, in management's opinion, have a material adverse effect on our financial condition or results of operations.

      On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in our favor on a value added tax ("VAT") claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to us. By a unanimous decision, the Federal Court vacated a prior judgment of the Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court voted in the same manner as its earlier ruling against us. As of the date of this prospectus, we have not been served with this judgment and do not know the details of its contents. However, the Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. We intend to challenge the ruling of the Fiscal Court through all appropriate legal means and believe that we will prevail. In the event we prevail, a third party who can establish that its rights have been adversely and improperly affected by the new ruling may seek to bring a claim, in a different proceeding, against us. However, we do not believe that any third party's rights would be improperly affected and believe that we would prevail in any such action.

      The face value of the VAT certificate at issue is approximately $206.0 million, and the amount of any recovery will reflect adjustments for inflation and accruals of interest at statutory rates since 1997, in accordance with the legal codes applicable from time to time since that date.

      We and Ferromex have not been able to agree upon the rates each of us is required to pay the other for interline services and haulage and trackage rights. Therefore, in accordance with our rights under the Mexican railroad services law and regulations, in February 2001, we initiated an administrative proceeding requesting a determination of such rates by the Ministry of Transportation.

      In September 2001, Ferromex filed a legal claim against us relating to the payments that we and Ferromex are required to make to each other for interline services and trackage and haulage rights. We believe that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to us by Ferromex exceed the amount of payments that Ferromex claims we owe to Ferromex for such services and rights. Accordingly, we believe that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the third civil court of Mexico City rendered its judgment in our favor. Ferromex may appeal the judgment, and we cannot predict whether will ultimately prevail.

      In connection with the Ferromex claim, Ferromex temporarily prevented us from using certain short trackage rights which we have over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where we transport finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, we filed a counterclaim against Ferromex relating to these actions.

      In March 2002, the Ministry of Transportation issued its ruling in response to our request, establishing a rate to be charged for trackage rights using the criteria set forth in the railroad services law and regulations. We are appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of our appeal. We cannot predict whether we will ultimately prevail. We believe that, even if the rates established in the ruling go into effect and we and Ferromex begin using the long-distance trackage rights over each other's rail line, this will not have a material adverse effect on our results of operations. A separate ruling was issued confirming our right to use the Celaya-Silao stretch of Ferromex track.

      In December 2001, disputes arose between Grupo TMM and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge and Laredo, Texas. KCS and The Kansas City Southern Railway Company initiated legal actions in the State of Delaware and in Mexico.

      Preserving their respective interpretations of the operative agreements in connection with their dispute, Grupo TMM and KCS reached an agreement to resolve such dispute, pursuant to which, among other things, Grupo TMM and KCS agreed to sell their respective 51.0% and 49.0% equity interests in Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, to us for an aggregate price of $64.0 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002. As a result, Mexrail and the Texas Mexican Railway Company became consolidated subsidiaries of TFM and restricted subsidiaries subject to the covenants under the existing indentures. Grupo TMM and KCS also agreed to discontinue the litigation in Delaware and Mexico, and the dividend declared by Grupo TFM was nullified in Mexico. The results of operations of Mexrail and the Texas Mexican Railway Company were consolidated with those of TFM beginning on April 1, 2002. We do not anticipate that the acquisition of Mexrail will have a material effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS

      TFM's Estatutos Sociales ("by-laws") provide that its board of directors shall consist of eight directors and their respective alternates. TFM's Class I and Class II shareholder (Grupo TFM) elects seven directors and their corresponding alternate directors, and TFM's Class III shareholder (the Mexican government) elects one director and its alternate director. The Mexican government is TFM's sole Class III shareholder. Its director serves only as long as the Mexican government retains its TFM shares. TFM's board of directors is responsible for the management of TFM. The members of the board of directors are elected annually.

      The members of the board of directors of TFM and their principal occupations are as follows:

NAME                                               PRINCIPAL OCCUPATION
----                                               --------------------
Jose Serrano Segovia..................Chairman and Chief Executive Officer of Grupo TMM
James R.  Jones.......................Director of KCS
Michael R.  Haverty...................Chairman, President and Chief Executive Officer of KCS
Robert H.  Berry......................Senior Vice President and Chief Financial Officer of KCS
Javier Segovia Serrano................President of Grupo TMM
Ramon Serrano Segovia.................Vice Chairman of Grupo TMM
Horacio Reyes Guzman..................Corporate Planning Director of Grupo TMM
Ramiro Sosa Lugo*.....................Chief Executive Officer of FNM
Jacinto Marina Cortes.................Director and Chief Financial Officer of Grupo TMM

----------
* Mr. Sosa was elected in 1999 and served as Chief Executive Officer of FNM. Due to the liquidation of FNM, Mr. Sosa resigned from the board of directors of TFM in September 2001 and a new director is to be appointed by the liquidator of FNM.

      The alternate directors of TFM are Enrique Martinez Sanchez, Jay M. Nadlman, Albert W. Rees, Gerald Davies, Gerardo Primo Ramirez, Jose Manuel Munoz Arteaga, Juan Fernandez Galeazzi and Pedro Enrique Velasco Velazquez.

JOSE SERRANO SEGOVIA

      Mr. Serrano was elected in 1997. Mr. Serrano is also Chairman and Chief Executive Officer of Grupo TMM, Chairman of the Executive Committee of the Texas Mexican Railroad Company, Chairman of the board of directors of Grupo TFM and also serves as a member of the board of directors of various Mexican companies, including Grupo Financiero Invermexico and the Mexican Businessmen's Council. In the past, Mr. Serrano has served as Chairman of the board of directors of Grupo Anahuac, S.A. de C.V. as well as Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company.

JAMES R. JONES

      Mr. Jones was elected in 2001. Mr. Jones has been a director of KCS since 1997. He is Special Counsel to the firm of Manatt, Phelps & Phillips. Mr. Jones was President of Warnaco Inc. International Division from 1997 to 1998, U.S. Ambassador to Mexico from 1993 to 1997, and Chairman and Chief Executive Officer of the American Stock Exchange from 1989 to 1993. Mr. Jones served as a member of the U.S.

Congress, representing the State of Oklahoma for 14 years. He was White House Special Assistant and Appointments Secretary to President Lyndon B. Johnson. Mr. Jones is also a director of Anheuser-Busch, Grupo Modelo, S.A. de C.V.

MICHAEL R. HAVERTY

      Mr. Haverty was elected in 1997. Mr. Haverty serves as a director, Chairman, President and Chief Executive Officer of KCS. Mr. Haverty is also Chairman of the Executive Committee of Grupo TFM. Mr. Haverty served as Chairman and Chief Executive Officer of Haverty Corporation from 1993 to 1995, acted as an independent executive transportation adviser from 1991 to 1993, and served as President and Chief Operating Officer of the Atchison, Topeka and Santa Fe Railway Company from 1989 to 1991.

ROBERT H. BERRY

      Mr. Berry was elected in 1998. Mr. Berry has also served as Senior Vice President and Chief Financial Officer of KCS since 2000, Senior Vice President and Chief Financial Officer of The Kansas City Southern Railway Company since 1997 and a member of The Kansas City Southern Railway Company's board of directors since 1999. Mr. Berry was previously employed by Northern Telecom for 21 years in various senior financial positions, including Vice President-Finance of Nortel Communications Systems, Inc. from 1995 to 1997.

JAVIER SEGOVIA SERRANO

      Mr. Segovia was elected in 1997. Mr. Segovia has served as President of Grupo TMM since 1999 and has served in various executive positions with companies owned by Promotora Servia, S.A. de C.V. since 1987. He served as President of Grupo Servia, Chief Financial Officer of Hules Mexicanos, S.A. de C.V. and as Chief Executive Officer of Electropura.

RAMON SERRANO SEGOVIA

      Mr. Serrano was elected in 1997. He also serves as Vice Chairman of the board of directors of Grupo TMM and has served as the Vice Chairman of Grupo Servia. Mr. Serrano is an independent investor and holds several investments related to agrobusiness.

HORACIO REYES GUZMAN

      Mr. Reyes was elected in 2001. Mr. Reyes has also served as Planning Director of Grupo TMM since 1999. Prior to joining TFM, Mr. Reyes worked for a consulting firm focusing on strategic planning and also worked in the financial and planning sector for various Mexican multinational companies engaged in industry and tourism, including Cementos Anahuac, S.A. de C.V. Mr. Reyes has also been a member of the board of directors of the Texas Mexican Railway Company.

      The holders of the Class I, II and III shares elected the directors of TFM and Grupo TFM for a term ending on December 31, 2001 at a shareholders' meeting on April 18, 2001. Under Mexican law, the directors will remain in place until new directors are elected at a subsequent shareholders' meeting. The Mexican government, which holds Class III shares of TFM and Grupo TFM, elected Ramiro Sosa Lugo as its representative director on December 15, 1998, upon the resignation of its prior representative.

JACINTO MARINA CORTES

      Mr. Marina is a member of the board of directors of Grupo TFM elected in 1997 and a member of the Executive Committee and Executive Finance Committee of TFM. He has served as Chief Financial Officer of Grupo TMM since 1994 and a director of Grupo TMM since 1992. He has also served in various other positions with Grupo TMM since 1991. Mr. Marina previously served as Executive Officer of several other

Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

      Jose Serrano Segovia, who is a member of TFM's and Grupo TFM's boards of directors, is a brother of Ramon Serrano Segovia, who is also a member of TFM's and Grupo TFM's boards of directors.

      Javier Segovia Serrano, a member of TFM's and Grupo TFM's boards of directors, is the nephew of both Jose Serrano Segovia and Ramon Serrano Segovia.

EXECUTIVE COMMITTEE AND EXECUTIVE FINANCE COMMITTEE

      Under the by-laws of TFM, the holders of TFM Class I and Class II shares are entitled to elect a four-member Executive Committee, and corresponding alternates, to assist the board of directors in the management of the company. The members of the Executive Committee of TFM are Javier Segovia Serrano, Jacinto Marina Cortes, Michael R. Haverty and Robert H. Berry.

      The board of directors of TFM has appointed a two-member Executive Finance Committee to serve in an advisory role to the Chief Financial Officer of TFM. The members of the Executive Finance Committee are Jacinto Marina Cortes and Robert H. Berry.

OFFICERS

      The officers of TFM serve at the discretion of TFM's board of directors. The executive officers of TFM and their titles are as follows:

NAME                                                             TITLE
----                                                             -----
Mario Mohar Ponce...................................Chief Executive Officer
Jacinto Marina Cortes...............................Acting Chief Financial Officer
Jorge Licon.........................................Chief Operating Officer
Juan Ignacio Lopez Fernandez........................Executive Vice President-Commercial
Juan Vergara Kuri...................................Director of Human Resources
Pedro Cabrera.......................................Director of Labor Relations
Beatriz Saucedo.....................................General Counsel
Carlos Salas Quiros.................................Director of Information Technology
Guillermo Gutierrez Muro............................Internal Audit Director
Enrique Alvarez de la Borbolla......................Customer Services Director
Jorge Luis Torres...................................Engineering Services Director
Carlos Aguilar......................................Administrative Director (Controller)
Leon Ortiz..........................................Treasurer
Federico Diaz Page..................................Planning and Equipment Distribution Director
Ernesto G. Fernandez................................Chief Mechanical Officer
Manuel V. Zulaica...................................Chief Transportation Officer
Jorge Manuel Marquez Abreu..........................Planning and Marketing Director
Carlos Ignacio Porragas Gonzalez....................Vice President of Sales
Guillermo Maafs.....................................Revenue Management Director
Dan Beers...........................................Vice President Intermodal & Automotive
James Kniestedt.....................................Director of Security

MARIO MOHAR PONCE, CHIEF EXECUTIVE OFFICER

      Mr. Mohar joined us in November 1996. Mr. Mohar has eight years of experience in the Mexican transportation industry in a variety of positions. Mr. Mohar founded Kingsley de Mexico and was its Chief Executive Officer from March 1994 until joining us. From November 1990 to February 1994, Mr. Mohar served as Chief Operating Officer of Grupo TMM. Prior to joining Grupo TMM, Mr. Mohar was Chief Executive Officer of Hules Mexicanos, S.A. de C.V., a leading Mexican petrochemical company. Mr. Mohar is also the President and Chief Executive Officer of the Texas Mexican Railway Company.

JACINTO MARINA CORTES, ACTING CHIEF FINANCIAL OFFICER

      Mr. Marina is a member of the board of directors of Grupo TFM elected in 1997 and a member of the Executive Committee and Executive Finance Committee of TFM. He has served as Chief Financial Officer of Grupo TMM since 1994 and a director of Grupo TMM since 1992. He has also served in various other positions with Grupo TMM since 1991. Mr. Marina previously served as Executive Officer of several other Mexican companies in the transportation services and manufacturing sectors, including Mexicana de Aviacion, S.A., Hoteles Camino Real, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

JORGE LICON, CHIEF OPERATING OFFICER

      Mr. Licon joined us in November 1997. Prior to assuming his position as Chief Operating Officer in January 1999, Mr. Licon received training in U.S. railroad practices at The Kansas City Southern Railway Company and TFM. Mr. Licon has 10 years of experience as a general manager with various Mexican companies, including Grupo Cifra, S.A. de C.V. and Grupo San Isidro, S.A. de C.V.

JUAN IGNACIO LOPEZ FERNANDEZ, EXECUTIVE VICE PRESIDENT-COMMERCIAL

      Mr. Lopez joined us in March 1997. Mr. Lopez was with Grupo TMM for four years prior to joining us, serving in various positions, including Director of Sales and Customer Service and, from 1995 to 1997, as Director of Strategic Planning and Alliances.

JUAN VERGARA KURI, DIRECTOR OF HUMAN RESOURCES

      Mr. Vergara joined us in December 1997. Mr. Vergara has 16 years of experience in human resources, having served in various positions in Mexico for Ford Motor Company, Eastman Kodak, DaimlerChrysler and VISA.

PEDRO CABRERA, DIRECTOR OF LABOR RELATIONS

      Mr. Cabrera joined us in December 1997. Mr. Cabrera has more than 30 years of experience in human resources and labor relations, including having served as Legal and Labor Relations Sub-Director for FNM from 1994 to 1995 and as a Human Resources Labor Relations Consultant for Panamerican Protection Services from 1995 to 1996. Prior to joining us, Mr. Cabrera operated his own consulting company, Cabrera Vazquez y Asociados.

BEATRIZ SAUCEDO, GENERAL COUNSEL

      Miss Saucedo joined us in July 2000. Miss Saucedo has more than 15 years of experience as Legal Counsel having served in various positions with Unysis de Mexico and as legal counsel for other Mexican and foreign companies for which she handled a variety of transactions including joint ventures, corporate matters and international contracts.

CARLOS SALAS QUIROS, DIRECTOR OF INFORMATION TECHNOLOGY

      Mr. Salas joined us in April 1997. Mr. Salas has over 17 years of experience in information technology. Prior to joining us, he served three years as Executive Director for Infrastructure and Operations for Grupo Financiero SERFIN in Mexico City.

GUILLERMO GUTIERREZ MURO, INTERNAL AUDITOR DIRECTOR

      Mr. Gutierrez joined us in February 1998. Mr. Gutierrez has over 37 years of experience in finance, having served in various positions for the IBM Corporation for 17 years. Mr. Gutierrez served in various top management finance positions for IBM in Mexico City and at IBM's headquarters in the United States. He also worked eight years for Citibank, where he served as Vice President for Financial Control for the Panamex Region in Mexico City and as Vice President for Financial Control for the Latin America Investment Bank in New York.

ENRIQUE ALVAREZ DE LA BORBOLLA, CUSTOMER SERVICES DIRECTOR

      Mr. Alvarez joined us in May 1997. He has 19 years of experience in customer service in the transportation industry. Prior to joining us, he worked for Mexico's federal Airports Administration, Continental Airlines Co., and Mexicana de Aviacion, S.A., as director for customer service, quality assurance, continuous improvement processes and service design.

JORGE LUIS TORRES, ENGINEERING SERVICES DIRECTOR

      Mr. Torres has 15 years of experience in the railroad industry, where he has specialized in track design, construction and maintenance. Mr. Torres has served as General Manager for TYASA, a construction company, and as its chief engineer and construction manager.

CARLOS AGUILAR, ADMINISTRATIVE DIRECTOR (CONTROLLER)

      Mr. Aguilar joined us in March 1997. From 1993 to March 1997, Mr. Aguilar served as Corporate Controller for Grupo TMM. From 1990 to 1993, Mr. Aguilar served as Administrative Director of Tecomar, S.A. de C.V., a Mexican shipping company, now owned by Grupo TMM. In addition, Mr. Aguilar served as Controller for more than 10 years at Hules Mexicanos, S.A. de C.V. and Cementos Anahuac, S.A. de C.V.

LEON ORTIZ, TREASURER

      Mr. Ortiz joined us in August 1996 as our Financial Director and Treasurer. Prior to joining us, Mr. Ortiz was with Grupo TMM for five years, serving as its Tax Manager in Mexico and as Financial Director based in Germany.

FEDERICO DIAZ PAGE, PLANNING AND EQUIPMENT DISTRIBUTION DIRECTOR

      Mr. Diaz joined us in July 1997. Mr. Diaz has eleven years of experience in the field, having served in various positions in Mexico for Ford Motor Company, International Consultants, S.A. and Engineering Developments, S.A. in the design and procurement areas.

ERNESTO G. FERNANDEZ, CHIEF MECHANICAL OFFICER

      Mr. Fernandez joined us in September 1999. In 1980, he joined Tiger Leasing Group (now known as Grupo Quadrum), serving as Executive Vice President of the Rail Car Division of that corporation in Mexico City. In 1993, Mr. Fernandez joined Grupo FYL, S.A. de C.V. ("Grupo FYL"), which provides support services to the Mexican rail industry. From 1996 until joining us, Mr. Fernandez served as President of Grupo FYL's Progress Rail Subsidiaries in Mexico.

MANUEL V. ZULAICA, CHIEF TRANSPORTATION OFFICER

      Mr. Zulaica joined us in May 2000. Mr. Zulaica has over ten years of experience in the railroad industry, having worked in various positions in the U.S., Canada and Mexico for the Canadian Pacific Railroad.

JORGE MANUEL MARQUEZ ABREU, PLANNING AND MARKETING DIRECTOR

      Mr. Marquez joined us in May 2002. Prior to joining us, he was Director of Operations for Grupo Telefonica in Mexico for two years, where he headed the initiative for logistics and transportation technology tools. Prior to working at Grupo Telefonica, Mr. Marquez was Deputy Director of Operative Evaluation at Grupo TMM for four years.

CARLOS IGNACIO PORRAGAS GONZALEZ, VICE PRESIDENT OF SALES

      Mr. Porragas joined us in July 2001. Mr. Porragas has more than ten years of experience in the areas of strategic planning, marketing, commercialization, operations and investments. Prior to joining us, Mr. Porragas was Investment Director for Baring Private Equity Partners, a private equity fund sponsored by the ING Group. Mr. Porragas also served as both a marketing manager and a commercial manager at Monsanto Company.

GUILLERMO MAAFS, REVENUE MANAGEMENT DIRECTOR

      Mr. Maafs joined us in May 2002. Before joining us, he worked for five years in various management positions with Grupo TMM and Grupo Servia. Mr. Maafs has 12 years of experience in the transportation industry, including serving in management positions with the airline Mexicana de Aviacion.

DAN BEERS, VICE PRESIDENT-INTERMODAL AND AUTOMOTIVE

      Mr. Beers joined us in 1997. Prior to joining us, Mr. Beers served two years as Vice President for Marketing and Sales of the Texas Mexican Railway Company. Prior to holding that position, he served as Vice President of International and Domestic Intermodal Sales for the Southern Pacific Railroad.

JAMES KNIESTEDT, DIRECTOR OF SECURITY

      Mr. Kniestedt joined us in September 2002. Mr. Kniestedt has more than 17 years of security experience. He has served as director of security for various Mexican companies, including GRUMA, S.A. de C.V. and Cydsa Corporativo, S.A. de C.V. Prior to holding these positions Mr. Kniestedt served in U.S. Special Operations of the U.S. government.

COMPENSATION

      For the year ended December 31, 2001, the aggregate compensation TFM and Grupo TFM paid to their directors, alternate directors and executive officers for services in all capacities was approximately $5.4 million.

      We have established an annual bonus compensation program for our top management, based on the performance results of TFM and the contribution of each individual participant. The aggregate compensation disclosed above for 2001 reflects all bonuses paid under the program in 2001.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the ownership of TFM's Series A Shares, without par value, and TFM's Series B Shares, without par value. The Series A Shares and the Series B Shares are subdivided into Classes I, II and III. At all times, Class I Series A Shares and Class I Series B Shares must represent 51.0% of the capital of TFM, Class II Series A Shares and Class II Series B Shares must represent 29.0% of the capital of TFM, and Class III Series A Shares and Class III Series B Shares must represent 20.0% of the capital of TFM.

                                          SERIES A SHARES                 SERIES B SHARES                       TOTAL
                                    ---------------------------      -------------------------      ---------------------------
SHAREHOLDER                            SHARES            PERCENT       SHARES          PERCENT        SHARES             PERCENT
------------------------------      -----------           -----      -----------         ----       -----------           -----
Grupo TFM (Class I) ..........      359,975,150           51.0%      345,858,478         51.0%      705,833,628           51.0%
Grupo TFM (Class II) .........      204,691,752           29.0       196,664,624         29.0       401,356,376           29.0
Mexican government (Class III)      141,166,725           20.0       135,630,776         20.0       276,797,501           20.0
                                    -----------           -----      -----------         -----      -----------           -----
      Total ..................      705,833,627          100.0%      678,153,878        100.0%    1,383,987,505          100.0%
                                    ===========          ======      ===========        ======    =============          ======

      The Series A Shares can be held only by individuals or companies of Mexican nationality. The Series B Shares can be held by individuals or companies of Mexican or non-Mexican nationality.

      The Class I and Class II Series A Shares and the Class I and Class II Series B Shares are entitled to elect seven of TFM's eight directors, and their corresponding alternate directors. The Class III Series A Shares and Class III Series B Shares are entitled to elect one of TFM's eight directors, and its alternate director. The voting rights attached to the Class III Shares are limited to the following matters:

-     extension of TFM's corporate life;

-     anticipated dissolution of TFM;

-     change in TFM's corporate purpose;

-     change in TFM's nationality;

-     change in the form of entity of TFM;

-     merger or spin-off of TFM;

- granting of any guaranty for obligations of third parties not made in TFM's ordinary course of business;

- extension of credit to third parties not made in TFM's ordinary course of business;

- acquisitions not in furtherance of TFM's corporate purpose and not made in TFM's ordinary course of business for an amount exceeding $1.0 million;

- cancellation or call by TFM of any series or subseries of shares where the Class III shareholders have any interest;

- cancellation of the registration of the shares issued by TFM with the Special Section of the RNV maintained by the CNBV or any other stock exchange where Class III shares are registered; and

- election of the director of TFM appointed by holders of the Class III shares.

      Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon holders any right to preferred dividends.

                              CERTAIN TRANSACTIONS

GRUPO TMM MANAGEMENT SERVICES

      TFM and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM agreed to provide certain consulting and management services to TFM. Pursuant to this agreement, Grupo TMM agreed to make available to TFM executive managers familiar with Mexican and international transportation practices and methods to help develop management, administrative, accounting and governmental relations policies, procedures and strategies. TFM agreed to reimburse Grupo TMM quarterly in arrears for the costs of its agents, employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods. The management services agreement has not been renewed, but Grupo TMM continues to provide these services.

KANSAS CITY SOUTHERN TRANSPORTATION COMPANY MANAGEMENT SERVICES

      TFM and KCS Transportation Company entered into a management services agreement pursuant to which KCS Transportation Company agreed to provide certain rail consulting and management services to TFM. Pursuant to this agreement, KCS Transportation Company agreed to make available to TFM executive rail managers familiar with U.S. railroad practices and methods, including its President and Chief Executive Officer, an operations manager, a marketing manager, a plant maintenance manager and a terminal operations manager, to assist in the development of operating and marketing practices and strategies. TFM agreed to reimburse KCS Transportation Company quarterly in arrears for the costs of its agents and employees and out-of-pocket expenses incurred in connection with the provision of such services. The management services agreement was for an initial term of 12 months commencing May 1997 and was renewable for additional one-year periods.

      On April 30, 2002, TFM and KCS, as successor in interest through merger with KCS Transportation Company, entered into an amendment to the management services agreement that provides for automatic renewal of the agreement and compensates KCS for its services under the agreement. The amendment states that KCS is entitled to receive (1) $2,500,000 paid in nine equal monthly installments beginning in April 2002, as compensation for services rendered between January 1, 1999 and December 31, 2000; (2) an additional $2,500,000 in a lump sum payment on or before January 2, 2003 as compensation for services rendered from January 1, 2001 through December 31, 2002; and (3) quarterly service payments, payable in arrears, for the period beginning January 1, 2002 at an annual rate of $1,250,000. The management services agreement is terminable by either party upon 60 days written notice.

  ASSOCIATION IN PARTICIPATION SHARING AGREEMENT

      On June 23, 1997, Grupo TFM and TFM entered into an agreement under which TFM has the right to participate in the profits (or losses, as the case may be) that Grupo TFM derives from a sale of 469 million shares of TFM. Grupo TFM entered into this agreement in consideration for TFM's funding approximately $593.4 million of the acquisition price paid to the Mexican government by Grupo TFM for the TFM shares. The sale of the shares covered by the agreement is required to be made by June 23, 2012. The proceeds obtained from the sale of the TFM shares are to be applied as follows:

      -     first, to repay TFM the amount of approximately $593.4 million;

      - second, to the payment of any taxes which may result from the sale of the TFM shares;

      - third, of the remaining funds, 99.0% to TFM and 1.0% to Grupo TFM, until certain scheduled amounts are received by each of TFM and Grupo TFM; and

      -     thereafter, of the remaining funds, 1.0% to TFM and 99.0% to Grupo
            TFM.

      TFM believes that the terms of each of the above agreements are as favorable to it as those that could have been obtained from an unrelated third party.

  MEXRAIL STOCK PURCHASE AGREEMENT AND OMNIBUS AGREEMENT

      In December 2001, disputes arose between Grupo TMM and KCS resulting from a dividend declaration by Grupo TFM and a lease transaction between TFM and Mexrail involving the international rail bridge at Laredo, Texas. Preserving their respective interpretations of the operative agreements in connection with their dispute, Grupo TMM and KCS reached an agreement to resolve such dispute, pursuant to which, on February 27, 2002, among other things, Grupo TMM and KCS entered into an agreement with us to sell their 51.0% and 49.0% equity interests in Mexrail, together with its wholly owned subsidiary, the Texas Mexican Railway Company, to us for $32.6 million and $31.4 million, respectively. On March 8, 2002, we entered into an omnibus agreement with Grupo TMM and KCS setting forth certain terms regarding resolution of their dispute and the management and operation of Mexrail and the Texas Mexican Railway Company. The sale of Mexrail to us was completed on March 27, 2002. As a result of our acquisition of all of the outstanding stock of Mexrail, we control the general operations and dispatching operations of the entire international rail bridge at the U.S.-Mexico border at Laredo-Nuevo Laredo and should be uniquely positioned to provide customers on both sides of the U.S.-Mexican border with seamless freight services at one quoted rate to and from Mexican markets.

  INTERCOMPANY TRANSACTIONS

      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with their cash requirements. As of June 30, 2002, TFM had a non-interest bearing receivable due from Grupo TFM of $76.1 million, mainly due to the funding that TFM provided to Grupo TFM to pay a portion of the purchase price of its TFM shares.

      Grupo TMM and KCS sold their 51.0% and 49.0% equity interests in Mexrail to TFM for $32.6 million and $31.4 million, respectively. As a result, Mexrail and its wholly owned subsidiary, the Texas Mexican Railway Company, have become consolidated subsidiaries of TFM and restricted subsidiaries under the existing indentures.

                     DESCRIPTION OF SIGNIFICANT INDEBTEDNESS

      On June 16, 1997, TFM sold $150.0 million aggregate principal amount of its senior notes and $443.5 million aggregate principal amount at maturity of its senior discount debentures. Interest on the senior notes is payable semiannually in cash on each June 15 and December 15. The senior discount debentures were issued at a substantial discount from their principal amount at maturity, representing a yield to maturity of 11.35%, computed on the basis of semiannual compounding. Interest on the senior discount debentures will be payable semiannually in cash on each June 15 and December 15, commencing December 15, 2002. The senior discount debentures are redeemable at our option, in whole or in part, at any time on or after June 15, 2002, initially at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100.0% of their principal amount at maturity, plus accrued and unpaid interest, on or after June 15, 2004. The senior notes and senior discount debentures are redeemable at our option, in whole or in part, at any time at 100.0% of their principal amount or accreted value, respectively, plus accrued interest, in the event that the rate of Mexican withholding tax on payments of interest in respect of the senior notes and senior discount debentures is increased as a result of a change in Mexican law to a rate in excess of 4.9%. In addition, we may redeem up to 35.0% of the aggregate principal amount at maturity of the senior discount debentures with the proceeds of sales of common stock by us or Grupo TFM at a redemption price of 111.35% of their accreted value.

      The senior notes and the senior discount debentures are each unsecured, unsubordinated indebtedness of TFM, ranking equally in right of payment with all of our existing and future unsecured, unsubordinated indebtedness. We have no secured indebtedness.

      The indentures pursuant to which each of the senior notes and senior discount debentures were issued each contain certain covenants that significantly limit or prohibit, among other things, our ability to incur indebtedness, pay dividends or make other distributions in respect of our stock, issue guarantees, make restricted payments, create liens, engage in sale-leaseback transactions and engage in mergers and consolidations. If Grupo TFM or TFM fail to comply with these covenants, TFM's obligation to repay the senior notes and senior discount debentures may be accelerated. However, these limitations are subject to a number of important qualifications and exceptions.

      Upon a Change of Control (as defined in the indentures relating to the senior notes and senior discount debentures), TFM will be required to make an offer to purchase each of the senior notes and the senior discount debentures at a purchase price equal to 101.0% of their principal amount and accreted value, respectively.

      On September 19, 2000, we established our two-year U.S. commercial paper program in the amount of $290.0 million supported by a letter of credit. The main purpose of the program was to repay outstanding indebtedness under the senior secured credit facilities, which were established in June 1997 to fund Grupo TFM's acquisition of our shares and our acquisition of certain railroad assets. The commercial paper program is backed by an irrevocable direct-pay letter of credit issued by West LB. The commercial paper program was established pursuant to a credit agreement, dated as of September 19, 2000, among TFM, West LB, as issuing bank, Chase Securities Inc., as lead arranger and book manager, Bank of America Securities LLC and West LB, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank, as administrative agent, and the several banks parties thereto. The commercial paper program was first amended by the Amendment and Joinder Agreement dated as of December 5, 2000 in order to increase the amount of the commercial paper program from $290.0 million to $310.0 million. The commercial paper program was amended again by the Second Amendment dated as of September 25, 2001 in order to conform the time period of the restricted payments covenant to that of the indentures for the existing notes. By refinancing the senior secured credit facilities through the U.S. $310.0 million commercial paper program, we reduced our average annual interest expenses by approximately $7.0 million.

      On September 17, 2002, we replaced our U.S. $310.0 million commercial paper program with two bank facilities consisting of a two-year $122.0 million commercial paper program backed by a stand-by letter of credit and a four-year $128.0 million term loan facility. The new bank facilities are provided by a consortium of banks led by JPMorgan Chase Bank and Citibank, N.A., and the letter of credit backing the commercial paper program was issued by Standard Chartered Bank. We repaid the remaining $60.0 million of indebtedness outstanding under our former commercial paper program, which resulted in an overall reduction of our outstanding level of debt.

      Our new commercial paper program will terminate on September 17, 2004, unless extended, and ranks equally in right of payment with the senior notes and senior discount debentures, containing substantially similar terms. The credit agreements relating to our new bank facilities contain covenants that are more restrictive than those contained in the indentures relating to the existing notes, including certain financial covenants which require us to maintain specified financial ratios. The notes issued under the new commercial paper program have maturities of up to 360 days.

                        DESCRIPTION OF THE EXCHANGE NOTES

      We issued the outstanding notes and will issue the exchange notes under an indenture, dated as of June 13, 2002, as amended or supplemented through the expiration date (the "Indenture"), between us, as issuer, and The Bank of New York, as trustee (in such capacity, the "Trustee"). Copies of the indenture are available upon request from us. The following summary of certain provisions of the indenture and the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture and the registration rights agreement, including the definitions of certain terms therein and those terms made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Whenever particular capitalized defined terms of the indenture and the registration rights agreement not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see " -- Certain Definitions."

      The form and terms of the exchange notes are the same in all material respects as the form and terms of the outstanding notes, except that the exchange notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The outstanding notes have not been registered under the Securities Act and are subject to transfer restrictions.

BASIC TERMS OF THE EXCHANGE NOTES

      The notes:

      - will be unsecured, unsubordinated obligations of ours, initially limited to $180.0 million aggregate principal amount;

      -     will mature on June 15, 2012;

      - will bear interest at the rate of 12.50% per annum from the Closing Date, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to holders of record (the "holders") at the close of business on June 1 and December 1 immediately preceding the Interest Payment Date) on June 15 and December 15 of each year, commencing December 15, 2002;

      - will be issued only in fully registered form, without coupons, in $100.0 integral multiples (see " -- Form and Denomination"); and

      - will not bear a service charge for any registration of transfer or exchange of the exchange notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

      Principal of, premium, if any, and interest on the exchange notes will be payable, and the exchange notes may be exchanged or transferred, at our office or our agent's office in the Borough of Manhattan, The City of

New York (which initially will be the corporate trust office of the trustee at The Bank of New York, 101 Barclay Street, Floor 7E, New York, NY 10286,
Attention: Corporate Trust Operations, Reorganization Unit); provided that, at our option, payment of interest may be made by check mailed to the holders at their addresses as they appear in the notes register.

      Subject to the limitations set forth under " -- Certain Covenants -- Limitation on Indebtedness," we may incur additional Indebtedness. At our option, this additional Indebtedness may consist of additional notes ("additional notes") that have terms identical to those of the $180.0 million aggregate principal amount of notes issued on the original issue date and the exchange notes. Holders of additional notes would have the right to vote together with holders of notes issued on the original issue date and exchange notes as one class.

      For purposes of the indenture, the U.S. dollar equivalent of any amounts denominated in a foreign currency (including pesos) shall be calculated using the noon dollar buying rate in New York City for wire transfers of such currency as published by the Federal Reserve Bank of New York on the date such foreign currency amount is received, incurred or paid.

RANKING OF EXCHANGE NOTES AGAINST OTHER DEBT

      The notes:

      -     will be unsecured, unsubordinated indebtedness of ours;

      - will rank pari passu in right of payment with all of our existing and future unsecured, unsubordinated indebtedness; and

      - will be senior in right of payment to all of our subordinated indebtedness.

      The exchange notes will also be effectively subordinated to all of our secured indebtedness and to all liabilities (including Trade Payables) of any of our subsidiaries. If the concession pursuant to which we operate our rail lines were terminated or revoked by the Mexican government, special provisions would govern the treatment of profits received from the operation and exploitation of our rail lines with respect to our creditors. See "The Concession -- Terms of the Concession."

      As of October 31, 2002, we had total outstanding indebtedness of $1,023.1 million, consisting of senior unsecured indebtedness under the existing notes, the outstanding notes, obligations under capital leases and our new bank facilities (our commercial paper program and our term loan facility). We have no secured indebtedness.

REDEMPTION

      Optional Redemption. The exchange notes will be redeemable, at our option, in whole at any time or in whole or in part from time to time, on and after June 15, 2007, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the 12-month period commencing on June 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption (subject to the right of holders of record on a record date to receive interest due on an interest payment date that is on or prior to such date of redemption):

YEAR                                                          PERCENTAGE
----                                                          ----------
2007...........................................................106.250%
2008...........................................................104.167%
2009...........................................................102.083%
2010...........................................................100.000%
2011...........................................................100.000%
2012...........................................................100.000%

      Optional Redemption Upon Change in Mexican Withholding Tax Rate. The exchange notes will be subject to redemption, in whole but not in part, at our option at any time at 100.0% of their principal amount, together with accrued interest thereon, if any, to the Redemption Date, in the event we become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes any additional amounts in excess of those attributable to a withholding tax rate of 4.9% as a result of a change in or amendment to the laws (including any regulations or general rules promulgated thereunder) of Mexico (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application, administration or interpretation of such laws, regulations or general rules, including a holding of a court of competent jurisdiction, which change or amendment is announced or becomes effective on or after the date of this prospectus. We shall not, however, have the right to redeem the exchange notes from a holder pursuant to this paragraph except to the extent that we are obligated to pay additional amounts to such holder that are greater than the additional amounts that would be payable based on a Mexican withholding tax rate of 4.9%. See " -- Additional Amounts."

      In the case of any partial redemption, selection of the exchange notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed or, if the exchange notes are not listed on a national securities exchange, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate; provided that no note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any exchange note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount at maturity thereof to be redeemed. A note in principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on the notes to be redeemed if we have deposited with the applicable paying agent funds in satisfaction of the redemption price.

CERTAIN DEFINITIONS

      Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the indenture. Reference is made to the indenture for the full definitions of all terms as well as any other capitalized term used herein for which no definition is provided.

      For purposes of the following definitions, the covenants described under "Covenants" and the Indenture generally, all calculations and determinations shall be made in accordance with IAS as in effect on the Closing Date and shall be based upon our financial statements prepared in accordance with IAS and our accounting policies as in effect on the Closing Date. Where calculations or amounts are determined with reference to reports filed with the SEC or the Trustee, the information contained in such reports shall (solely for the purposes of the Indenture) be adjusted to the extent necessary to conform to IAS as in effect on the Closing Date.

      "Acquisition" means the Acquisition of 80.0% of our outstanding share capital by Grupo TFM.

      "Acquisition Date" means the date on which the Acquisition was consummated, or June 23, 1997.

      "Acquisition Transactions" has the meaning provided in Section 4.04.

      "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by us or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

      "Adjusted Consolidated Net Income" means, for any period, our and our Restricted Subsidiaries' aggregate net income (or loss) for such period determined in conformity with IAS; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than us or any of our Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to us or our Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (4)(C) of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includible pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with us or any of our Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by us or any of our Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (4)(C) of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on our Preferred Stock or any of our Restricted Subsidiaries owned by Persons other than us and any of our Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

      "Adjusted Consolidated Net Tangible Assets" means the total amount of our assets and those of our Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets following the Closing Date (but including write-ups in connection with accounting for acquisitions in conformity with IAS), after deducting therefrom (i) all of our current liabilities and those of our Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of TFM and that of our Restricted Subsidiaries, prepared in conformity with IAS and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

      "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

      "Asset Acquisition" means (i) an investment by us or any of our Restricted Subsidiaries in any other Person pursuant to which such Person shall become our Restricted Subsidiary or shall be merged into or consolidated with us or any of our Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of TFM and those of our Restricted Subsidiaries on the date of such investment or (ii) an acquisition by us or any of our Restricted Subsidiaries of the property and assets of any Person other than any of our Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of TFM and those of our Restricted Subsidiaries on the date of such acquisition.

      "Asset Disposition" means the sale or other disposition by us or any of our Restricted Subsidiaries (other than to us or a Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any of our Restricted Subsidiaries or (ii) all or substantially all of the assets that constitute a division or line of business of TFM or of that of any of our Restricted Subsidiaries.

      "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by us or any of our Restricted Subsidiaries to any Person other than us or any of our Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of TFM or any of our Restricted Subsidiaries or (iii) any other property and assets of TFM or any of our Restricted Subsidiaries (other than the Capital Stock, property or assets of an Unrestricted Subsidiary) outside our ordinary course of business and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of our assets; provided that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets (which shall not include locomotives or rolling stock) or (b) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received would satisfy clause
(4)(B) of the "Limitation on Asset Sales" covenant.

      "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

      "Call Option" means an option to acquire the Call Option Shares held by Grupo TMM and KCSI, through their respective subsidiaries.

      "Call Option Shares" means the equity interest of the Mexican Government in Grupo TFM, representing 24.6% of Grupo TFM's total equity.

      "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

      "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with IAS, is required to be capitalized on the balance sheet of such Person.

      "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

      "Change of Control" means such time as (i) the Existing Holders cease to be the ultimate "beneficial owners" (defined in Rule 13d-3 under the Exchange Act and including by reason of any change in the ultimate "beneficial ownership" of the Capital Stock of Grupo TFM) of Voting Stock representing more than 50.0% of the total voting power of the total Voting Stock of Grupo TFM on a fully diluted basis; (ii) individuals who on the Closing Date constitute the Board of Directors of TFM or Grupo TFM (together with any new directors whose election by the Board of Directors or by TFM's stockholders or Grupo TFM's stockholders, as the case may be, was approved by a vote of at least two-thirds of the members of such Board of Directors then in office who either were members of such Board of Directors on the Closing Date or whose election or nomination for election was previously so approved or who were appointed by one or more of the Existing Holders) cease for any reason to constitute a majority of the members of such Board of Directors then in office; or (iii) Grupo TFM does not own all of the outstanding Voting Stock of TFM other than as a result of (A) one or more primary offerings of the Common Stock of TFM having, in the aggregate, voting power equal to or less than 35.0% of the total voting power of the Voting Stock of TFM or (B) a merger, consolidation, sale, transfer or lease solely between Grupo TFM and TFM.

      "Closing Date" means the date on which the notes are originally issued under the Indenture.

      "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) of such Person's equity, other than Disqualified Stock of such Person, whether now outstanding or issued after the Closing Date, including all Common Stock or Preferred Stock (other than Disqualified Stock). For purposes of this definition, "Common Stock" shall include all shares, interests, participations and equivalents corresponding to common stock (other than Disqualified Stock) under the laws of the jurisdiction in which such Person is organized.

      "Concession Title" means our right for a period of 30 years to be the exclusive provider (subject to certain trackage rights) of freight transportation services over the Northeast Rail Lines and for an additional 20 years to be a non-exclusive provider of such services granted by the Mexican government pursuant to the Concession Title, subject in all cases to the terms and conditions of the Concession Title, as in effect on the Acquisition Date.

      "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income and asset taxes to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that


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
will require cash payments and for which an accrual or reserve is, or is required by IAS to be, made, but including fees payable by us under the Management Services Agreements which are unpaid and for which an accrual is made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for us and our Restricted Subsidiaries in conformity with IAS; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with IAS) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by us or any of our Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

      "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest paid (by any Person) with respect to Indebtedness that is Guaranteed or secured by us or any of our Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by us and our Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offer of the Existing Securities and the notes, the exchange offer or the shelf registration statement with respect to the Existing Securities and the notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with IAS.

      "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of TFM and our Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of TFM or any of our Restricted Subsidiaries, each item to be determined in conformity with IAS.

      "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

      "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

      "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the notes; (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes; or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to our repurchase of such notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below. Notwithstanding the foregoing, Series L shares of Grupo TFM and our Class III Series A Shares and Class III Series B Shares owned by the Mexican government shall be deemed not to be Disqualified Stock.

      "Existing Holders" means KCSI and Grupo TMM.

      "Existing Indentures" means the Indentures, each dated as of June 16, 1997, as amended or supplemented, among TFM, as Issuer, Grupo TFM as Guarantor, The Bank of New York, as Trustee and Deutsche Bank Luxembourg SA, as Paying Agent, under which the Existing Securities were issued.

      "Existing Securities" means our outstanding 10.25% Senior Notes due 2007 and 11.75% Senior Discount Debentures due 2009, which are guaranteed by Grupo TFM.

      "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

      "Government Securities" means direct obligations of, obligations fully and unconditionally guaranteed by, or participation in pools consisting solely of (or repurchase transactions relating to) obligations of or obligations fully and unconditionally guaranteed by the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof.

      "Grupo TFM" means Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico, and its successors and assigns.

      "Grupo TMM" means Grupo TMM, S.A. de C.V. (formerly Grupo Servia, S.A. de C.V.), a sociedad anonima de capital variable organized under the laws of Mexico, and its successors and assigns.

      "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing (whether pursuant to a guaranty, a fianza, an aval or otherwise) any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business or obligations arising, in the ordinary course of business, from contracting for interline railroad services. The term "Guarantee" used as a verb has a corresponding meaning.

      "IAS" means accounting principles issued by the International Accounting Standards Committee as in effect on the Closing Date and the accounting principles and policies of TFM and our Restricted Subsidiaries, as in effect on the Closing Date. All ratios and computations shall be computed in conformity with IAS applied on a consistent basis in U.S. dollars, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to the matters referred to in clause (ii) of the last sentence of the definition of "Consolidated Interest Expense."

      "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

      "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases (but not operating leases), (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with IAS, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall be deemed not to be "Indebtedness" and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes of any jurisdiction.

      "Interest Coverage Ratio" means, on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant (the "Four Quarter Period") to (ii) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of our senior management, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; (C) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (D) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into us or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that, to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

      "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

      "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with IAS, recorded as accounts receivable on our balance sheet or that of our Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by us or any of our Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including, without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the value of any Investment outstanding at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to us and our Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made). For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to us or any of our Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

      "KCSI" means Kansas City Southern Industries, Inc., a Delaware corporation, and its successors and assigns.

      "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

      "Management Services Agreements" means, collectively, the Management Services Agreement between us and Transportacion Maritima Mexicana, S.A. de C.V. dated May 9, 1997 and the Management Services Agreement between us and KCS Transportation Company dated May 9, 1997.

      "Mexico" means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power, ministry, department, authority or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing or created by law as a public entity.

      "Moody's" means Moody's Investors Service, Inc. and its successors.

      "Net Cash Proceeds" means (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of TFM and our Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by us or any of our Restricted Subsidiaries as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with IAS and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to us or any of our Restricted Subsidiaries) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agent's fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

      "Northeast Rail Lines" means that portion of the Mexican railroad system that is the subject of the Concession Title.

      "Offer to Purchase" means an offer to purchase notes by us from the Holders commenced by mailing a notice to the Trustee and each Holder that, unless otherwise required by applicable law, shall state: (i) the covenant pursuant to which the offer is being made and that all notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");
(iii) that any note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless we default in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and (vii) that Holders whose notes are being purchased only in part will be issued notes equal in principal amount at maturity to the unpurchased portion thereof surrendered; provided that each note purchased and each note issued shall be in a principal amount at maturity of $100.0 or integral multiples thereof. On the Payment Date, we shall (i) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase;
(ii) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers' Certificate specifying the notes or portions thereof accepted for payment by us. The Paying Agent shall promptly mail to the Holders of the notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a note equal in principal amount at maturity to any unpurchased portion of the note surrendered. We will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. We will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that we are required to repurchase the notes pursuant to an Offer to Purchase.

      "Permitted Investment" means (i) an Investment in us or one of our Restricted Subsidiaries or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all of its assets to us or one of our Restricted Subsidiaries; provided that such person's primary business is related, ancillary or complementary to the businesses of TFM and our Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments;
(iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with IAS; and (iv) stock, obligations or securities received in satisfaction of judgments.

      "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IAS shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IAS shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of the business of TFM or any of our Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that
(a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance the cost (including the cost of improvement, lease or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation or the lease of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100.0% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) licenses, leases or subleases granted to others that do not materially interfere with the ordinary course of the business of TFM and our Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by one of the customers of TFM or our Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor or licensor in the property subject to any Capitalized Lease, operating lease or license agreement; (x) Liens arising from filing Uniform Commercial Code or similar financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of us or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against us or any of our Restricted Subsidiaries that does not give rise to an Event of Default;
(xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, futures contracts, futures options or similar agreements or arrangements designed solely to protect us or any of our Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by us or any of our Restricted Subsidiaries in the ordinary course of business; (xviii) Liens on or sales of receivables; (xix) Liens on any assets acquired by us or any Restricted Subsidiary after the Closing Date, which Liens were in existence prior to the acquisition of such assets (to the extent that such Liens were not created in contemplation of or in connection with such acquisition), provided that such Liens are limited to the assets so acquired and the proceeds thereof; (xx) Liens existing or arising under the Concession Title;
(xxi) Liens Incurred in accordance with the Indenture in favor of the Trustee under the Indenture; and (xxii) Liens permitted under the Existing Indentures.

      "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

      "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

      "Public Equity Offering" means an underwritten primary public offering of our Common Stock pursuant to an effective registration statement under the Securities Act.

      "Released Indebtedness" means, with respect to any Asset Sale, Indebtedness (i) which is owed by us or any Restricted Subsidiary (the "Obligors") prior to such Asset Sale, (ii) which is assumed by the purchaser or any affiliate thereof in connection with such Asset Sale and (iii) with respect to which the Obligors receive written unconditional releases from each creditor no later than the closing date of such Asset Sale.

      "Restricted Subsidiary" means any Subsidiary of ours other than an Unrestricted Subsidiary.


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
      "S&P" means Standard & Poor's Ratings Group and its successors.

      "Senior Secured Credit Facilities" means the credit agreement, dated as of June 23, 1997, among Grupo TFM, us, the Banks party thereto, Morgan Stanley Senior Funding, Inc., as syndication agent and as arranger, The Chase Manhattan Bank, as administrative agent, and Merrill Lynch Capital Corporation, as documentation agent, together with all other agreements, instruments and documents executed or delivered pursuant thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including by way of adding our Subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

      "Significant Subsidiary" means, at any date of determination, any of our Restricted Subsidiaries that, together with its Subsidiaries, (i) for our most recent fiscal year, accounted for more than 10.0% of the consolidated revenues of TFM and our Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10.0% of our consolidated assets and those of our Restricted Subsidiaries, all as set forth on our most recently available consolidated financial statements for such fiscal year.

      "Stated Maturity" means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

      "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50.0% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

      "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof; (ii) time deposit accounts, certificates of deposit and money market deposits denominated and payable in U.S. dollars maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by S&P or Moody's or any money-market fund denominated and payable in U.S. dollars sponsored by a registered broker dealer or mutual fund distributor;
(iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above; (iv) commercial paper denominated and payable in U.S. dollars, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of ours) organized and in existence under the laws of the United States of America or any state thereof with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P; (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's; (vi) Certificados de la Tesoreria de la Federacion (Cetes) or Bonos de Desarrollo del Gobierno Federal (Bondes) issued by the Mexican government and maturing not more than 180 days after the acquisition thereof; (vii) Investments in money market funds substantially all of whose assets are comprised of securities of the types described in clauses (i) through (vi) above; (viii) demand deposit accounts with U.S. banks (or Mexican banks specified in clause
(ix) of this definition) maintained in the ordinary course of business; and (ix) certificates of deposit, bank promissory notes and bankers' acceptances denominated in pesos, maturing not more than 180 days after the acquisition thereof and issued or guaranteed by any one of the five largest banks (based on assets as of the immediately preceding December 31) organized under the laws of Mexico and which are not under intervention or controlled by the Fondo Bancario de Proteccion al Ahorro or any successor thereto.

      "TFM" means TFM, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico, and its successors and assigns.

      "TMM" means Transportacion Maritima Mexicana, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico, and its successors and assigns.

      "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

      "Transaction Date" means, with respect to the Incurrence of any Indebtedness by us or any of our Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

      "Unrestricted Subsidiary" means (i) any Subsidiary of ours that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Our Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of ours) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any of our property or that of any Restricted Subsidiary; provided that (A) any Guarantee by us or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by us or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either
(I) the Subsidiary to be so designated has total assets of $1,000 or less or
(II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such designation. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with such Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

      "U.S. Commercial Paper Program" means our $290.0 million Letter of Credit Backed U.S. Commercial Paper Program, established pursuant to a credit agreement, dated as of September 19, 2000, among us, Chase Securities Inc. as lead arranger and book manager, Bank of America Securities LLC and Westdeutsche Landesbank Girozentrale, S.A., New York Branch, as co-documentation agents, co-syndication agents and arrangers, The Chase Manhattan Bank as administrative agent and the several banks parties thereto, as amended by the Amendment and Joinder Agreement dated as of December 5, 2000, increasing the amount from $290.0 million to $310.0 million, and the Second Amendment dated as of September 25, 2001, together with all other agreements, instruments and documents executed or delivered pursuant thereto, in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, replaced or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing, or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

      "Voting Stock" means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person, excluding, however, our Class III Series A shares and Class III Series B shares owned by Mexico as of the Acquisition Date and any class or kind of Capital Stock which has limited or restricted voting rights (i.e., having the power to vote for the election of a minority of the directors, managers or other voting members of the governing body of each class) under the By-laws of such Person or under Mexican law.

      "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

      The Indenture contains, among others, the following covenants:

  LIMITATION ON INDEBTEDNESS

      We will not, and will not permit any of our Restricted Subsidiaries to, Incur any Indebtedness (other than the notes and Indebtedness existing on the Closing Date); provided that we may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than (i) if the Indebtedness is Incurred during the period beginning after the date upon which this Indenture is executed and ending on October 31, 2003, 3.0:1; and (ii) if the Indebtedness is Incurred thereafter, 2.5:1.

      Notwithstanding the foregoing, we and any of our Restricted Subsidiaries (except as specified below) may Incur each and all of the following:

            (a)(1) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $50.0 million that is Incurred solely for the purpose of financing the cost of improvements or construction related to the properties of Mexrail and the Texas Mexican Railway Company, the net proceeds of which are applied to finance the cost of such improvements or construction; and

            (2) Indebtedness owed:

                  (A) to us evidenced by an unsubordinated promissory note or

                  (B) to any of our Restricted Subsidiaries; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to us or a Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause;

            (3)Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (2), (4), (8) or (9) of this paragraph), and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the notes shall only be permitted under this clause if:

                  (A) in case the notes are refinanced in part or the
            Indebtedness to be refinanced is pari passu with the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining notes;

                  (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the notes, at least to the extent that the Indebtedness to be refinanced is subordinated to the notes; and

                  (C) such new Indebtedness, determined as of the date of
            Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may our Indebtedness be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (3);

            (4) Indebtedness:

                  (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business;

                  (B) under Currency Agreements and Interest Rate Agreements;
            provided, that such agreements (i) are designed solely to protect us or our Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (ii) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and

                  (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any of our obligations or those of any of our Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of ours (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of ours for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;

            (5) Indebtedness of TFM, to the extent the net proceeds thereof are promptly used to purchase notes tendered in an Offer to Purchase made as a result of a Change of Control;

            (6) Indebtedness of TFM, to the extent the net proceeds thereof are promptly deposited to defease the notes as described below under "Defeasance";

            (7) Guarantees of Indebtedness of TFM by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described below;

            (8) Indebtedness of TFM under Capitalized Leases in an amount not to exceed at any one time outstanding the greater of $75.0 million or 15.0% of our Adjusted Consolidated Net Tangible Assets; and

            (9) Indebtedness of TFM not to exceed $50.0 million at any one time outstanding which may, but need not be, Incurred under the Senior Secured Credit Facilities.

      (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that we or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

      (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant,

            (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and

            (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness.

For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, we, in our sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

  LIMITATION ON RESTRICTED PAYMENTS

      We will not, and will not permit any Restricted Subsidiary to, directly or indirectly,

      (1) declare or pay any dividend or make any distribution on or with respect to our Capital Stock or that of such Restricted Subsidiary (other than (x) dividends or distributions payable solely in shares of our Capital Stock or that of such Restricted Subsidiary (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and
(y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders, provided that such dividends do not in the aggregate exceed the minority stockholders' pro rata share of such Restricted Subsidiaries' net income from the first day of the fiscal quarter beginning immediately following the Closing Date) held by Persons other than us or any of our Restricted Subsidiaries;

      (2) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) TFM or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of ours (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5.0% or more of our Capital Stock;

      (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of ours that is subordinated in right of payment to the notes; or

      (4) make any Investment, other than a Permitted Investment, in any Person

(such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

            (A) a Default or Event of Default shall have occurred and be continuing;

            (B) we could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; or

            (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by our Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made on or after April 1, 2002 shall exceed the sum of

      (i) 50.0% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100.0% of the amount of such loss) (determined by excluding income resulting from transfers of assets by us or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on April 1, 2002 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant, plus

      (ii) the aggregate Net Cash Proceeds received by us on or after April 1, 2002 from a capital contribution or the issuance and sale (other than pursuant to the Capital Contribution Agreement) permitted by the Indenture of our Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of ours, including an issuance or sale permitted by the Indenture of Indebtedness for cash subsequent to the Closing Date upon the conversion of such Indebtedness into our Capital Stock (other than Disqualified Stock), or from the issuance to a Person who is not a Subsidiary of ours of any options, warrants or other rights to acquire our Capital Stock (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the notes), plus

      (iii) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person on or after April 1, 2002 resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted

Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment"), not to exceed, in each case, the amount of Investments previously made by us or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

      The foregoing provision shall not be violated by reason of:

      (a) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

      (b) the redemption, repurchase, retirement, defeasance or other acquisition for value of our Indebtedness that is subordinated in right of payment to the notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant;

      (c) the repurchase, redemption or other acquisition of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of our Capital Stock (or options, warrants or other rights to acquire such Capital Stock) (other than Disqualified Stock);

      (d) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of our Indebtedness which is subordinated in right of payment to the notes, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of our Capital Stock (other than Disqualified Stock) (or options, warrants or other rights to acquire such Capital Stock);

      (e) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our property and assets;

      (f) the declaration or payment of dividends on our Common Stock following a Public Equity Offering of such Common Stock, of up to 6.0% per annum of the Net Cash Proceeds received by us in such Public Equity Offering;

      (g) Investments acquired as a capital contribution or in exchange for our Capital Stock (other than Disqualified Stock);

      (h) (i) the repurchase by us of our Capital Stock from Mexico if after giving effect to such repurchase and any Indebtedness Incurred to fund such repurchase the Interest Coverage Ratio would be greater than 4.0:1;

          (ii) the repurchase of our Capital Stock or that of Grupo TFM from Mexico, to the extent that the consideration paid to Mexico does not exceed the amount of value added taxes refunded to us as a result of matters pending on June 16, 1997 with respect to such value added taxes; and

          (iii) the declaration and payment of dividends in order to effect subclauses (i) or (ii) of this clause (h);

      (i) the declaration and payment of dividends to Grupo TFM by us in an amount not to exceed its operating expenses, corporate overhead costs and expenses and taxes; provided that the amount so derivated is actually used for such purpose; and the declaration and payment of pro rata dividends or distributions on our Common Stock held by minority stockholders paid in connection with dividends to Grupo TFM permitted by this clause (I), provided that such dividends do not in the aggregate exceed the minority stockholders' pro rata share of our net income from July 1, 1997, provided that, except in the case of clauses (A) and (C), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein.

      Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (B) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (C) or (D) thereof, an Investment referred to in clause (G) thereof, a repurchase of Capital Stock referred to in clause (H)(ii) thereof and the dividends referred to in clauses (H) and (I) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (C) and (D), shall be included in calculating whether the conditions of clause (4)(C) of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of our Capital Stock are used for the redemption, repurchase or other acquisition of notes or Indebtedness that is pari passu with the notes, then the Net Cash Proceeds of such issuance shall be included in clause (4)(C) of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

      Notwithstanding anything to the contrary in the foregoing provisions or herein, (i) the foregoing provisions shall not apply to and shall not prohibit the repurchase by us of Capital Stock of Grupo TFM from Mexico, through FNM and Nafin, or their successors or assigns, and any subsequent transactions between us and Grupo TFM in respect of the cancellation, conversion or exchange of the Capital Stock of Grupo TFM thereby purchased by us, and (ii) neither such purchase by us of Capital Stock of Grupo TFM or any such subsequent transactions, nor the consideration paid by us in connection with such purchase or such subsequent transactions (such purchase and any subsequent transactions, the "Acquisition Transactions"), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this covenant have been met with respect to any subsequent Restricted Payments.

  LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

      We will not permit any Restricted Subsidiary to create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

      - pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by us or any other Restricted Subsidiary;

      -     pay any Indebtedness owed to us or any other Restricted Subsidiary;

      -     make loans or advances to us or any other Restricted Subsidiary; or

      - transfer any of its property or assets to us or any other Restricted Subsidiary.

      The foregoing provisions shall not restrict any encumbrances or restrictions:

      (1) existing on the Closing Date in the Indenture;

      (2) existing on the Acquisition Date in the Existing Indentures, the Senior Secured Credit Facilities or any other agreements (including the Concession Title) in effect on the Closing Date or in effect on June 16, 1997 or on the Acquisition Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

      (3) existing under or by reason of applicable law;

      (4) existing with respect to any Person or the property or assets of such Person acquired by us or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

      (5) in the case of transfers of any property or assets of a Restricted Subsidiary to us or any other Restricted Subsidiary

            (a) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

            (b) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any of our property or assets or the property or assets of any Restricted Subsidiary not otherwise prohibited by the Indenture, or

            (c) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of our property or assets or the property or assets of any Restricted Subsidiary in any manner material to us or to any Restricted Subsidiary,

      (1) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

      (2) for the benefit of any holder of a Lien permitted under the "Limitation on Liens" covenant.

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent us or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of our property or assets or those of any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

  LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
  SUBSIDIARIES

      We will not and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except

      -     to us or a Wholly Owned Restricted Subsidiary;

      - issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law;

      - if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

      - issuances of Common Stock that has no preference with respect to dividends or upon liquidation, the Net Cash Proceeds of which are promptly applied as provided in clause (i) or (ii) of such paragraph
            (2)(A) of the "Limitation on Asset Sales" covenant.

  LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

      We will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of ours which is pari passu with or subordinate in right of payment to the notes ("Guaranteed Indebtedness"), unless

      - such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for Guarantees (a "Subsidiary Guarantee") of payment of the notes by such Restricted Subsidiary; and

      - such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against us or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until the notes have been paid in full, in U.S. dollars;

provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) of Indebtedness Incurred under the Senior Secured Credit Facilities up to the amount permitted to be Incurred under paragraph (a)(1) of the "Limitation on Indebtedness" covenant.

      If the Guaranteed Indebtedness is (A) pari passu with the notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantees at least to the extent that the Guaranteed Indebtedness is subordinated to the notes.

      Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon

      - any sale, exchange or transfer, to any Person not an Affiliate of ours, of all of our and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture); or

      - the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  LIMITATION ON TRANSACTIONS WITH STOCKHOLDERS AND AFFILIATES

      We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5.0% or more of any class of Capital Stock of Grupo TFM or ours or with any Affiliate of Grupo TFM or ours or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to us or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

      The foregoing limitation does not limit, and shall not apply to

            (1) transactions

                  (A) approved by a majority of the disinterested members of the
            Board of Directors,

                  (B) for which we or a Restricted Subsidiary delivers to the
            Trustee a written opinion of a United States nationally recognized investment banking firm (or their Mexican affiliate) stating that the transaction is fair to us or such Restricted Subsidiary from a financial point of view, or

                  (C) involving consideration of $2.0 million or less;

            (2) any transaction between Grupo TFM and us or between Grupo TFM or us and any of our Restricted Subsidiaries or between Restricted Subsidiaries;

            (3) the payment of reasonable and customary regular fees to the directors and officers of TFM and Grupo TFM;

            (4) any payments or other transactions pursuant to any tax-sharing agreement between us and Grupo TFM or any of our Subsidiaries with which we file a consolidated tax return or with which we are part of a consolidated group for tax purposes;

            (5) contributions in cash to our common equity capital by Grupo TFM, KCSI or Grupo TMM;

            (6) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant; and

            (7) any transaction between us or any of our Subsidiaries and

                  (A) Grupo TMM or any of its Affiliates or

                  (B) KCSI or any of its Affiliates, in each case, relating to the provision of transportation or transportation-related services approved in the manner provided in clause (1)(A) above. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on

            Transactions with Stockholders and Affiliates" covenant and not covered by clauses (2) through (7) of this paragraph,

            (i) the aggregate amount of which exceeds $5.0 million in value, must be approved or determined to be fair in the manner provided for in clause
(1)(A) or (B) above and

            (ii) the aggregate amount of which exceeds $15.0 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above; provided that such approval or determination of fairness shall not be required with respect to (a) payments under the Management Services Agreements as in effect on the Closing Date; (b) transactions with the Texas Mexican Railway Company; (c) transactions with Mexico and its Affiliates in the ordinary course of business, provided that Mexico and its Affiliates do not beneficially own our stock having voting power in excess of 10.0% of the total voting power of our Voting Stock; or (d) any equipment lease with an Affiliate, provided that an Officer's Certificate is furnished to the Trustee certifying that the terms of the equipment lease are no less favorable to us than the terms offered by an unrelated party.

  LIMITATION ON LIENS

      We will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of our or any Restricted Subsidiary's assets or properties of any character, or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the notes, prior to) the obligation or liability secured by such Lien.

      The foregoing limitation does not apply to:

      -     Liens existing on the Closing Date,

      -     Liens securing obligations under the Senior Secured Credit
            Facilities,

      - Liens granted after the Closing Date on any of the assets or Capital Stock of TFM or our Restricted Subsidiaries created in favor of the Holders,

      - Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to us or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to us or such other Restricted Subsidiary,

      - Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (3) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any of our property or assets or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced,

      - Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant,

      - Liens securing Indebtedness which is permitted to be Incurred under clause (1) of paragraph (a) of the "Limitation on Indebtedness" covenant.

      -     Permitted Liens, or

      -     Liens permitted under the Existing Indentures.

  LIMITATION ON SALE-LEASEBACK TRANSACTIONS

      We will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of our or any Restricted Subsidiary's assets or properties whether now owned or hereafter acquired, whereby we or a Restricted Subsidiary sell or transfer such assets or properties and then or thereafter lease such assets or properties or any part thereof or any other assets or properties which we or such Restricted Subsidiary, as the case may be, intend to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

      The foregoing restriction does not apply to any sale-leaseback transaction if

      - the lease is for a period, including renewal rights, of not in excess of three years,

      - the lease secures or relates to industrial revenue or pollution control bonds,

      - the transaction is solely between us and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries, or

      - we or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A)(i) or (A)(ii) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

  LIMITATION ON ASSET SALES

      We will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless

            (1) the consideration received by us or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and

            (2) at least 80.0% of the consideration received (excluding any amount of Released Indebtedness) consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by us or any of our Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10.0% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of ours and our subsidiaries has been filed or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant), then we shall or shall cause the relevant Restricted Subsidiary to

                  (A) within 12 months after the date Net Cash Proceeds so
            received exceed 10.0% of Adjusted Consolidated Net Tangible Assets

            (i) apply an amount equal to such excess Net Cash Proceeds to permanently repay our unsubordinated Indebtedness, or Indebtedness of any of our Restricted Subsidiaries, in each case owing to a Person other than us, or any of our Restricted Subsidiaries or

            (ii) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, ours and our Restricted Subsidiaries existing on the date of such investment and apply (no later than the end of the 12-month period referred to in clause (A)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (A)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (A) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

      If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10.0 million, we must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Indebtedness that is pari passu with the notes ("Pari Passu Indebtedness"), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 101.0% of the principal amount of the notes (and Pari Passu Indebtedness), plus, in each case, accrued interest (if any) to the date of purchase.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

      We must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all the notes then outstanding, at a purchase price equal to 101.0% of the principal amount thereof, plus accrued interest (if any) to the date of purchase.

      There can be no assurance that we will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the notes) required by the foregoing covenant (as well as may be contained in other of our securities which might be outstanding at the time). The above covenant requiring us to repurchase the notes will, unless consents are obtained, require us to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

      At all times from and after the Closing Date, whether or not we are then required to file reports with the Commission, for so long as any notes are outstanding, we shall file with the Commission all such reports and other information as we would be required to file with the Commission by Sections 13(a) or 15(d) under the Exchange Act if we were subject thereto, unless the Commission does not permit such filings, in which case we shall provide such reports and other information to the Trustee (within the same time periods that would be applicable if we were required and permitted to file reports with the Commission) and instruct the Trustee to mail such reports and other information to Holders at their addresses set forth on the notes register. We shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.

EVENTS OF DEFAULT

      The following events are defined as "Events of Default" in the Indenture:

            (1) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

            (2) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

            (3) default in the performance of or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of our assets or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant;

            (4) we default in the performance of or breach any other covenant or agreement of ours in the Indenture or under the notes (other than a default specified in clause (1), (2) or (3) above), and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25.0% or more in aggregate principal amount at maturity of the notes;

            (5) there occurs with respect to any issue or issues of our Indebtedness or that of any of our Significant Subsidiaries having an outstanding principal amount of $10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,

                  (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and/or

                  (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

            (6) any final judgment or order (not covered by insurance) for the payment of money in excess of $10.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against us or any of our Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed

      $10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

            (7) a court having jurisdiction in the premises enters a decree or order for

                  (A) relief in respect of us or any of our Significant
            Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect,

                  (B) appointment of a receiver, liquidator, assignee,
            custodian, trustee, sequestrator or similar official of us or any of our Significant Subsidiaries or for all or substantially all of our property and assets or any those of our Significant Subsidiaries, or


                  (C) the winding-up or liquidation of our affairs or the
            affairs of any of our Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;

            (8) we or any of our Significant Subsidiaries

                  (A) commences a voluntary case under any applicable
            bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law,

                  (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of ours or any of our Significant Subsidiaries or for all or substantially all of our property and assets or those of any of our Significant Subsidiaries or

                  (C) effects any general assignment for the benefit of
            creditors;

            (9)(A) the Concession Title shall cease to grant to us the rights (including exclusive rights) originally provided therein and such cessation has had a material adverse effect on us and our Restricted Subsidiaries taken as a whole;

                  (B) (x) the Concession Title shall for any reason be
            terminated and not reinstated within 30 days or (y) rights provided therein which were originally exclusive to us shall become non-exclusive and the cessation of such exclusivity has had a material adverse effect on us and our Restricted Subsidiaries, taken as a whole; or

                  (C) the operations of the Northeast Rail Lines shall be
            commandeered or repossessed (a requisa) for a period of 90 days or more.

      If an Event of Default (other than an Event of Default specified in clause
(7), (8) or (9)(B)(x) above that occurs with respect to us) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25.0% in aggregate principal amount at maturity of the notes then outstanding, by written notice to us (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by us or our Significant Subsidiary or waived by the holders of the Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7), (8) or (9)(B)(x) above occurs with respect to us, the principal of, premium, if any, and accrued interest on the notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of Trustee or any Holder. The Holders of a majority in principal amount at maturity of the outstanding notes by written notice to us and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see " -- Modification and Waiver."

      The Holders of a majority in aggregate principal amount at maturity of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

      - the Holder gives the Trustee written notice of a continuing Event of Default;

      - the Holders of at least 25.0% in aggregate principal amount at maturity of outstanding notes make a written request to the Trustee to pursue the remedy;

      - such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

      - the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

      - during such 60-day period, the Holders of a majority in aggregate principal amount at maturity of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

      However, such limitations do not apply to the right of any Holder of notes to receive payment of the principal of, premium, if any, or interest on, the notes or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.

      The Indenture requires certain of our officers to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of our activities and those of our Restricted Subsidiaries and of our and our Restricted Subsidiaries' performance under the Indenture and that we have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. We will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

      We will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into us unless:

            (1) we shall be the continuing Person, or the Person (if other than us) formed by such consolidation or into which we are merged or that acquired or leased such property and our assets shall be a corporation organized and validly existing under the laws of Mexico, the United States of America or any jurisdiction of either such country and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of our obligations on all of the notes and under the Indenture;

            (2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

            (3) immediately after giving effect to such transaction on a pro forma basis, we, or any Person becoming the successor obligor of the notes shall have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth, immediately prior to such transaction;

            (4) immediately after giving effect to such transaction on a pro forma basis we, or any Person becoming the successor obligor of the notes could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant, provided that this clause (4) shall not apply to a consolidation or merger of us with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that, in connection with any such consolidation or merger, no consideration (other than Common Stock in the surviving Person or us) shall be issued or distributed to our stockholders; and

            (5) we deliver to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (3) and
      (4)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that (A) clauses (3) and (4) above do not apply if, in the good faith determination of our Board of Directors, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change our jurisdiction of incorporation or to incorporate us under the laws of a state of the United States and (B) only clause (1) above shall apply for a merger of us and Grupo TFM;

and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

      Defeasance and Discharge. The Indenture provides that we will be deemed to have paid and will be discharged from any and all obligations in respect of the notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things,


            (1) we have deposited with the Trustee, in trust, money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes;

            (2) we have delivered to the Trustee;

                  (A) either (x) an Opinion of Counsel to the effect that
            Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of our option under this "Defeasance" provision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable U.S. federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel,

                  (B) either (x) an Opinion of Counsel to the effect that, based upon Mexican law then in effect, Holders will not recognize income, gain or loss for Mexican federal tax (including withholding tax) purposes as a result of the exercise of our option under this "Defeasance" provision and will be subject to Mexican federal tax (including withholding tax) on the same amount and in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred, or (y) a ruling directed to the Trustee received from the Mexican tax authorities to the same effect as the aforementioned Opinion of Counsel and

                  (C) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law;

            (3) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries are bound; and

            (4) if at such time the notes are listed on a national securities exchange, we have delivered to the Trustee an Opinion of Counsel to the effect that the notes will not be delisted as a result of such deposit, defeasance and discharge.

      Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that its provisions will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (3) under "Events of Default" with respect to such clauses (3) and (4) under "Consolidation, Merger and Sale of Assets," clause (d) with respect to such other covenants and clauses (5) and (7) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or Government Securities that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes, the satisfaction of the provisions described in clauses (C)(3) and (4) of the preceding paragraph and the delivery by us to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for U.S. federal income tax or Mexican federal income tax (including withholding tax) purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to U.S. federal income tax and Mexican federal income tax (including withholding tax) on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

      Defeasance and Certain Other Events of Default. In the event we exercise our option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes, as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or Government Securities on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable for such payments.

SATISFACTION AND DISCHARGE

      The Indenture will cease to be of further effect (except as to certain matters as expressly provided for in the Indenture) as to all notes when

            (1) either (A) all such notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or (B) all such notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or will be called for redemption within one year and we have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the date of deposit (in the case of notes which have become due and payable) or to the date such notes will become due and payable or to the date of redemption, as the case may be (in the case of notes which will become due and payable at their Stated Maturity within one year or which will be called for redemption within one year);

            (2) we have paid all other sums payable under the Indenture; and

            (3) we have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating (and such statements shall be true) that
      (A) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and
      (B) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument (which, in the case of the Opinion of Counsel, would be any other material agreement or instrument known to such counsel after due inquiry) to which we or any of our Subsidiaries in a party or by which we or any of our Subsidiaries are bound.

MODIFICATION AND WAIVER

      Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the outstanding notes issued pursuant to the Indenture that is the subject of the proposed modification or amendment; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby,

      - change the Stated Maturity of the principal of, or any installment of interest on, any Note;

      - reduce the principal amount of, or premium, if any, or interest on, any Note;

      - change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

      - impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

      - reduce the above-stated percentage of outstanding notes, the consent of whose Holders is necessary to modify or amend the Indenture;

      - waive a default in the payment of principal of, premium, if any, or interest on, the notes;

      - reduce the percentage or aggregate principal amount at maturity of outstanding notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

      - modify the Additional Amounts provisions in a manner adverse to the Holders.

ADDITIONAL AMOUNTS

      Any and all payments made by us to the Holders, under or with respect to the notes, will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including any interest or penalties with respect thereto) imposed or levied by or on behalf of Mexico or any political subdivision thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Mexican Withholding Taxes"), unless the withholding or deduction of such Mexican Withholding Taxes is required by law or by the interpretation or administration thereof. In the event any Mexican Withholding Taxes are required to be so withheld or deducted, we will (i) pay such additional amounts ("Additional Amounts") as will result in receipt by the Holders of such amounts as would have been received by them had no such withholding or deduction been required, (ii) deduct or withhold such Mexican Withholding Taxes and (iii) remit the full amount so deducted or withheld to the relevant taxing or other authority. Notwithstanding the foregoing, no such Additional Amounts shall be payable for or on account of:

            (a) any Mexican Withholding Taxes which would not have been imposed or levied on a Holder but for the existence of any present or former connection between the Holder or beneficial owner of the notes and Mexico or any political subdivision or territory or possession thereof or area subject to its jurisdiction, including, without limitation, such Holder or beneficial owner (i) being or having been a citizen or resident thereof,
      (ii) maintaining or having maintained an office, permanent establishment, fixed base or branch therein, or (iii) being or having been present or engaged in trade or business therein, except for a connection solely arising from the mere ownership of, or receipt of payment under, such note or the exercise of rights under such note or the Indenture;

            (b) except as otherwise provided, any estate, inheritance, gift, sales, transfer, or personal property or similar tax, assessment or other governmental charge;

            (c) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the Holder or beneficial owner of such note to comply with any certification, identification, information, documentation, declaration or other reporting requirement which is required or imposed by a statute, treaty, regulation, general rule or administrative practice as a precondition to exemption from, or reduction in the rate of, the imposition, withholding or deduction of any Mexican Withholding Taxes; provided that at least 60 days prior to (i) the first payment date with respect to which we shall apply this clause (c) and,
      (ii) in the event of a change in such certification, identification, information, documentation, declaration or other reporting requirement, the first payment date subsequent to such change, we shall have notified the Trustee, in writing, that the Holders or beneficial owners of the notes will be required to provide such certification, identification, information or documentation, declaration or other reporting;

            (d) any Mexican Withholding Taxes that are imposed or levied by reason of the failure by the Holder or beneficial owner of such notes to timely comply (subject to the conditions set forth below) with a written request by or on behalf of us to provide information, documentation or other evidence concerning the nationality, residence, identity, or registration with the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance and Public Credit") of the Holder or beneficial owner of such note that is necessary from time to time to determine the appropriate rate of deduction or withholding of Mexican Withholding Taxes applicable to such Holder or beneficial owner; provided that at least 60 days prior to the first payment date with respect to which we shall apply this clause (d), we shall have notified the Trustee, in writing, that such Holders or beneficial owners of the notes will be required to provide such information, documentation or other evidence;

            (e) the presentation of such note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the Holder or the beneficial owner of such note would have been entitled to Additional Amounts in respect of such Mexican Withholding Taxes on presenting such note for payment on any date during such 30-day period;

            (f) any Mexican Withholding Taxes that are payable only by other than withholding or deduction; or

            (g) any combination of items (a), (b), (c), (d), (e), and (f) above.

      Notwithstanding the foregoing, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if the provision of the certification, identification, information, documentation, declaration or other evidence described in such clauses (c) and (d) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a note (taking into account any relevant differences between United States and Mexican law, regulation or administrative practice) than comparable information or other applicable reporting requirements imposed or provided for under United States federal income tax law (including the United States -- Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice. In addition, the limitations on our obligation to pay Additional Amounts set forth in clauses (c) and (d) above shall not apply if Rule 3.25.15 published in the Diario Oficial de la Federacion (Official Gazette of the Federation of Mexico) on May 30, 2002 or a substantially similar successor of such rule is in effect, unless (i) the provision of the certification, identification, information, documentation, declaration or other evidence described in clauses (c) and (d) is expressly required by statute, regulation, general rules or administrative practice in order to apply Rule 3.25.15 (or a substantially similar successor of such rule), we cannot obtain such certification, identification, information, or satisfy any other reporting requirements, on its own through reasonable diligence and we otherwise would meet the requirements for application of Rule 3.25.15 (or such successor of such rule) or (ii) in the case of a Holder or beneficial owner of a note that is a pension fund or other tax-exempt organization, such Holder or beneficial owner would be subject to Mexican Withholding Taxes at a rate less than that provided by Article 195, Section II paragraph (a) of the Mexican Income Tax Law in connection with Rule 3.25.15 if the information, documentation or other evidence required under clause (d) above were provided. In addition, clause (c) above shall not be construed to require that a non-Mexican pension or retirement fund, a non-Mexican tax-exempt organization, a non-Mexican financial institution or any other Holder or beneficial owner of a note register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican Withholding Taxes.

      We will, upon written request, provide the Trustee, the Holders and the Paying Agent with a duly certified or authenticated copy of an original receipt of the payment of Mexican Withholding Taxes which we have withheld or deducted in respect of any payments made under or with respect to the notes.

      In the event that Additional Amounts actually paid with respect to any notes are based on Mexican Withholding Taxes in excess of the appropriate Mexican Withholding Taxes applicable to the Holder or beneficial owner of such notes and, as a result thereof, such Holder or beneficial owner is entitled to make a claim for a refund of such excess, or credit such excess against Mexican taxes, then, to the extent it is able to do so without jeopardizing its entitlement to such refund or credit, such Holder or beneficial owner shall, by accepting the notes, be deemed to have assigned and transferred all right, title and interest to any claim for a refund or credit of such excess to us. By making such assignment and transfer, the Holder or beneficial owner makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto (including executing or delivering any documents and paying any costs or expenses of ours relating to obtaining such refund). Nothing contained in this paragraph shall interfere with the right of each Holder or beneficial owner of a note to arrange its tax affairs in whatever manner it thinks fit nor oblige any Holder or beneficial owner of a note to claim any refund or credit or to disclose any information relating to its tax affairs or any computations in respect thereof or to do anything that would prejudice its ability to benefit from any other credits, reliefs, remissions or repayments to which it may be entitled.

      If we are obligated to pay Additional Amounts with respect to any payment under or with respect to the notes (other than Additional Amounts payable on the date of the Indenture), we will, upon written request, deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts are payable and the amounts so payable.

      In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and other duties (including interest and penalties with respect thereto) imposed or levied by Mexico (or any political subdivision or taxing authority thereof or therein) in respect of the creation, issue and offering of the notes.

CURRENCY INDEMNITY

      U.S. dollars are the sole currency of account and payment for all sums payable by us under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of TFM or otherwise) by any Holder in respect of any sum expressed to be due to it from us shall only constitute a discharge to us to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, we shall indemnify the recipient against any loss sustained by it as a result. In any event, we shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the Holder to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from our other obligations, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

      The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of ours in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of ours or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

      The Bank of New York is the Trustee under the Indenture for the notes. The payment of the fees and expenses of the Trustee relating to the notes is solely our obligation. We, the initial purchasers of the outstanding notes and their affiliates may maintain other banking relationships in the ordinary course of business with the Trustee or its affiliates. The contact information for the Trustee is as follows - The Bank of New York, Corporate Trust Operations, Reorganization Unit, Attention: Santino Ginocchietti, 101 Barclay Street, Floor 7E, New York, NY 10286 Tel. (212) 815-6331.

      The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

      The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

NOTICES

      All notices shall be deemed to have been given upon the mailing by first class mail, postage prepaid, of such notices to holders at their registered addresses as recorded in the notes register, not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice.

      Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

      Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive notices.

MEETINGS OF NOTEHOLDERS

      The Indenture contains provisions for convening meetings of holders to consider matters affecting their interests. A meeting of the holders may be called by the Trustee or the holders of at least 10.0% in aggregate principal amount at maturity of the notes.

GOVERNING LAW AND SUBMISSION TO JURISDICTION

      The exchange notes will be and the Indenture is governed by the laws of the State of New York. We will submit to the jurisdiction of the U.S. federal and New York state courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the Indenture. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011 (tel. 212 590-9100) as our authorized agent upon which process may be served in any such action.

FORM AND DENOMINATION

      The outstanding notes have been, and the exchange notes will be represented by a single, permanent Global Security (which may be subdivided) in definitive, fully registered form without interest coupons (each a "Global Security") in minimum denominations of $100.0 and integral multiples in excess thereof. Each Global Security will be deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC for credit to the respective accounts of the purchaser at DTC.

      Except in the limited circumstances described below under " -- Certificated Notes," owners of beneficial interest in the Global Security will not be entitled to receive physical delivery of Certificated Notes. The notes are not issuable in bearer form. The Global Security may be transferred, in whole or in part, only to another nominee of DTC.

      The Global Security. Ownership of beneficial interests in the Global Security will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

      So long as DTC, or its nominee, is the registered owner or holder of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the Global Security for all purposes under the Indenture and the notes. No beneficial owner of an interest in the Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

      Payments of the principal of, premium, if any, and interest on, the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither us, the notes trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Security, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount at maturity of the Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      We expect that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Security is credited and only in respect of such portion of the aggregate principal amount at maturity of notes as to which such participant or participants have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the Global Security for notes.

      We understand that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A under the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

      Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the notes trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

      If DTC is at any time unwilling or unable to continue as a depositary for the Global Security and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Global Security. Holders of an interest in the Global Security may receive Certificated Notes in accordance with DTC's rules and procedures in addition to those provided for under the Indenture.

                                    TAXATION

GENERAL

      The following is a general summary of the principal United States federal income and Mexican federal income tax consequences of the acquisition, ownership, and disposition of the exchange notes and the exchange of outstanding notes for exchange notes by:

      - U.S. holders and non-U.S. holders (as defined below) in the case of United States federal income tax consequences; and

      - holders that are not residents of Mexico for Mexican federal tax purposes and that do not have a permanent establishment in Mexico (a "foreign holder"), in the case of Mexican federal income tax consequences.

      This summary is based on the advice of Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York with respect to United States federal income taxes and the advice of Ortiz, Sainz y Erreguerena, S.C. with respect to Mexican federal income taxes.

      The summary with respect to United States federal income taxes is based on the United States Internal Revenue Code, treasury regulations, including proposed regulations and temporary regulations, promulgated under that code, rulings, official pronouncements and judicial decisions, all as in effect on the date of this prospectus. The summary with respect to Mexican federal income tax is based on Mexican federal income tax law (Ley del Impuesto sobre la Renta) and regulations applicable on the date of this prospectus. All of these things are subject to change, possibly with retroactive effect, and to different interpretations. This summary does not address all of the tax consequences that may be applicable to holders of the exchange notes and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the exchange notes.

      Potential investors are urged to consult with their own tax advisors regarding the particular consequences to them of an investment (including the purchase, ownership or disposition) in the exchange notes and the exchange of outstanding notes for exchange notes under the laws of Mexico and the United States or any other jurisdictions in which they may be subject to tax.

      For purposes of this summary, a "U.S. holder" is any holder of an exchange note that is, for United States federal income tax purposes:

      -     a citizen or resident of the United States;

      - a corporation, partnership, or other entity created or organized in or under the laws of the United States, or any political subdivision thereof;

      - an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or

      - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      For purposes of Mexican taxation, an individual or corporation that does not satisfy the requirements to be considered a resident of Mexico for tax purposes, specified below, is deemed a non-resident of Mexico for tax purposes. An individual is a resident of Mexico if the individual established the individual's home in Mexico, unless the individual has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that the individual became a resident of such other country for tax purposes. A legal entity is a resident of Mexico if it has been incorporated pursuant to Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be resident of Mexico unless such person can demonstrate otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

      The description of the United States federal income and Mexican federal income tax laws set forth below is based on the laws in force as of the date of this prospectus and is subject to any changes in applicable United States or Mexican tax laws. The governments of the United States and Mexico ratified an income tax treaty and a protocol which came into effect on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

      Each prospective holder of an exchange note should consult such holder's tax advisors with respect to the tax treatment applicable to that holder.

  EXCHANGE OFFER

      The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. or Mexican federal income tax purposes. As a result, no material U.S. or Mexican federal income tax consequences will result to U.S. holders or foreign holder as a result of such exchange and such holders will have the same tax basis and holding period in the exchange notes as they had in the outstanding notes immediately before the exchange.

MEXICAN TAX CONSIDERATIONS

  GENERAL

      This summary of some Mexican income tax considerations deals only with holders of exchange notes that are foreign holders.

  PAYMENTS OF INTEREST

      Pursuant to Article 195, Section II, paragraph (a) of the Mexican Income Tax Law, payments of interest (which is deemed to include any amounts paid by TFM in excess of the original issue price) to foreign holders will be subject to Mexican withholding tax at a rate of 4.9%, if, as expected, the following requirements are met:

      - the exchange notes are registered with the Special Section of the RNV and evidence of such registration is filed with the Ministry of Finance and Public Credit;

      - the exchange notes are placed outside of Mexico through banks or brokerage houses in a country with which Mexico has in force a treaty for the avoidance of double taxation; and

      - we duly comply with the information requirements established in the general rules issued by the Ministry of Finance and Public Credit for those purposes.

      If any of the above-mentioned requirements is not met, the Mexican withholding tax will be 10.0%.

      Neither the 4.9% rate nor the 10.0% rate will apply, and therefore, a 35.0% withholding tax rate will apply in 2002 (34% in 2003, 33% in 2004 and 32% in 2005), if the effective beneficiaries, directly or indirectly, individually or jointly with related parties, receive more than 5.0% of the interest paid on the exchange notes and (1) own directly or indirectly, individually or jointly with related parties, more than 10.0% of our voting stock or (2) are entities 20.0% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to us.

      As of the date of this prospectus, the Ministry of Finance and Public Credit has not issued a specific general rule establishing the information requirements mentioned above; however, the Ministry of Finance and Public Credit has taken the position that Rule 3.25.15 is applicable to Article 195, Section II, paragraph (a) of the Mexican Income Tax Law. Such Rule 3.25.15 published by the Ministry of Finance and Public Credit on May 30, 2002 and in force through February 28, 2003 requires that we file with the Ministry of Finance and Public Credit (1) certain information relating to the issuance of the exchange notes; and (2) confirmation that neither (A) shareholders of TFM that own, directly or indirectly, individually or jointly with related parties, more than 10.0% of our voting stock nor (B) entities 20.0% or more of whose stock is owned directly or indirectly, individually or jointly, by parties related to us, are, directly or indirectly, individually or jointly, the effective beneficiary of more than 5.0% of the aggregate amount of such interest payment. We expect that this rule will be extended or that a substantially similar successor of such rule will be published; however we cannot assure you that this will happen.

      TFM expects that these conditions will be met, and accordingly expects to withhold Mexican tax from interest payments made to foreign holders in respect of the exchange notes at a 4.9% rate.

      As of the date of this prospectus, the U.S.-Mexico tax treaty is not expected to have any material effect on the Mexican tax consequences described herein, because, as described above, under Mexico's income tax law, TFM will be entitled to withhold taxes in connection with interest payments under the exchange notes at a 4.9% rate.

      Payments of interest on the exchange notes to non-Mexican pension and retirement funds will be exempt from Mexican withholding tax provided that:

      - such fund is duly incorporated pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment;

      -     such income is exempt from taxes in its country of residence; and

      - such fund is registered with the Ministry of Finance and Public Credit for these purposes.

      We have agreed, subject to certain exceptions, to pay additional amounts in respect of the above-mentioned Mexican withholding taxes. See "Description of the Exchange Notes -- Additional Amounts."

  PAYMENTS OF PRINCIPAL

      Under Mexican Income Tax Law, principal paid to a foreign holder of the exchange notes by TFM is not subject to Mexican withholding tax.

  TAXATION OF CAPITAL GAINS

      Capital gains from the sale or other disposition of the exchange notes by a foreign holder will not be subject to Mexican income or withholding taxes.

  OTHER INCOME TAX CONSIDERATIONS

      As amended on January 1, 2002, Mexican Income Tax Law would impose a Mexican tax upon the sale of an exchange note by a foreign holder to a purchaser that is a non-resident of Mexico if such sale were to occur at a discount to the sum of the face value and accrued interest (to the extent that such interest has not been subject to Mexican withholding tax) on such exchange note (the "Discount"). Mexican Income Tax Law treats such Discount as income sourced in Mexico and subjects the non-resident purchaser to a tax of 10% of such Discount. However, Mexican Income Tax Law imposes the obligation to collect such tax solely on Mexican tax residents and non-residents of Mexico with a permanent establishment in Mexico. Thus, a foreign holder should have no obligation to collect the 10% tax on Discount, if any, upon the sale of an exchange note to a non-resident of Mexico.

  OTHER MEXICAN TAXES

      There are no Mexican estate, inheritance, succession, or gift taxes generally applicable to the acquisition, ownership, or disposition of the exchange notes by foreign holders. There are no Mexican stamp, issue registration, or similar taxes or duties payable by foreign holders of the exchange notes.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  GENERAL

      The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership, and disposition of the exchange notes by U.S. holders that hold exchange notes as capital assets. This summary is not addressed to some types of holders subject to special treatment under United States federal income tax law, such as individual retirement and other tax-deferred accounts, dealers in securities or currencies, insurance companies, tax-exempt organizations, persons holding exchange notes as part of a straddle, hedging, conversion or other integrated transaction, or persons whose functional currency is not the U.S. dollar.

      The discussion below does not address United States federal estate and gift tax considerations or the effect of any United States state or local tax law. Persons considering the purchase of exchange notes should consult their own tax advisors concerning the application of the United States federal income tax law to their particular situations as well as any tax consequences arising under the law of any state, local or foreign tax jurisdiction.

  TAXATION OF INTEREST

      A U.S. holder must include in the U.S. holder's gross income all payments of stated interest in respect of the exchange notes, and additional amounts, if any, on account of Mexican withholding taxes, at the time accrued or paid, in accordance with the U.S. holder's usual method of tax accounting for U.S. federal income tax purposes. Interest on the exchange notes will generally be treated as foreign source income for U.S. federal income tax purposes.

      A U.S. holder's stated interest income will not be reduced by the Mexican taxes withheld. Therefore, a U.S. holder will usually be required to include more stated interest in the U.S. holder's gross income than the U.S. holder actually receives as stated interest on the exchange notes. A U.S. holder may, subject to some limitations, elect to claim either a U.S. federal tax deduction or a credit for Mexican taxes withheld from stated interest paid on exchange notes. The rules relating to foreign tax credits are extremely complex and U.S. holders should consult with their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

  MARKET DISCOUNT

      If a U.S. holder purchases an exchange note for less than its stated redemption price at maturity, the difference will be treated as a "market discount" for U.S. federal income tax purposes, subject to a de minimis exception.

      Under the market discount rules, a U.S. holder will be required to treat any payment on an exchange note, or any gain on its sale, exchange, retirement or other dispositions, as ordinary income to the extent of the accrued market discount which was not previously included in income. If the exchange note is disposed of in a non-taxable transaction (other than a nonrecognition transaction described in section 1276(c) of the Internal Revenue Code), accrued market discount will be includible as ordinary income to the U.S. holder as if it had sold the exchange note at its fair market value. In addition, a U.S. holder may be required to defer, until the maturity of an exchange note or its earlier disposition (including a non-taxable transaction other than a transaction described in section 1276(c) of the Internal Revenue Code), the deduction of all or a portion of the interest expense in respect of any indebtedness incurred or continued to purchase or carry the exchange note. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the exchange note, unless the U.S. holder elects to accrue on a constant-yield basis.

      A U.S. holder of an exchange note may elect to include market discount in income as it accrues -- on either a ratable or a constant yield basis. If a U.S. holder makes this election, the rules regarding the treatment of gain upon the disposition of the exchange note and upon the receipt of certain cash payments as ordinary income and regarding the deferral of interest deductions will not apply. Currently, if a U.S. holder elects to include market discount in income as it accrues, the election will apply to all market discount obligations acquired during or after the first taxable year to which the election applies. Currently this election may not be revoked without the consent of the Internal Revenue Service.

  AMORTIZABLE BOND PREMIUM

      If a U.S. holder purchases an exchange note for more than the amount payable at maturity (or on the earlier call date), that excess will be considered an "amortizable bond premium." The holder may elect to amortize the premium to offset the interest from the exchange note the holder would otherwise be required to include in income (subject to special rules for early redemption provisions). In any tax year, the holder can only use as much of the premium as the constant yield method would allocate to that year. The U.S. holder's basis in the exchange note will be reduced by the amount of bond premium, offset against interest. Currently, if a U.S. holder elects to amortize the premium to offset the interest from the exchange note, the election will apply to all debt instruments acquired during or after the first taxable year to which the election applies. Currently, this election may not be revoked without the consent of the Internal Revenue Service.

  TAXATION OF DISPOSITIONS

      A U.S. holder that holds an exchange note as a capital asset will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, retirement or other disposition of the exchange note in an amount equal to the difference between the amount realized and the U.S. holder's adjusted tax basis in the exchange note. For this purpose, the amount realized does not include any amount attributable to accrued qualified stated interest on the exchange note (which will be taxable as such). A U.S. holder's tax basis in an exchange note generally will equal the cost of such exchange note to such holder, increased by any amounts includible in income by the holder as market discount and reduced by any amortized premium (each as described above) and any payments other than payments of stated interest made on such exchange note.

      Except as described above with respect to market discount, the gain or loss will be capital gain or loss. If, at the time of sale, exchange, or retirement, the exchange note has been held for more than 12 months, the gain or loss will be long-term capital gain or loss. If the exchange note has been held for 12 months or less, the gain or loss will be a short-term capital gain or loss. Under current law, net long-term capital gains of individuals are typically taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder generally will be treated as from sources within the United States for U.S. federal income tax purposes.

  UNITED STATES TAXATION OF NON-U.S. HOLDERS

      Holders of exchange notes that are not U.S. holders ("non-U.S. holders") will not be subject to United States federal income tax on payments of interest with respect to the exchange notes unless the interest is effectively connected with the conduct by the non-U.S. holders of a trade or business in the United States. A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale or other disposition of exchange notes, unless:

      - the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

      - in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more during the year of the sale or disposition and other conditions are met.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

      United States "backup" withholding may apply to some payments of principal and interest on the exchange notes and to some payments of proceeds from the sale or retirement of the exchange notes. Generally these payments made by mail or wire transfer to an address in the United States or made by a paying agent, broker or other intermediary in the United States will be subject to a backup withholding tax if the U.S. holder fails to furnish the U.S. holder's taxpayer identification number, that is, the U.S. holder's social security number or employer identification number, to certify that the U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules.

      Some U.S. holders, including, among others, corporations, are not subject to backup withholding. Interest paid with respect to exchange notes, and payment of the proceeds from a sale of exchange notes to or through the United States office of a broker or other intermediary, received by a non-U.S. holder will be subject to backup withholding unless the payer has received the appropriate certification from the non-U.S. holder or the non-U.S. holder otherwise establishes the holder's exemption. Payments made outside the United States or to a non-U.S. holder by a non-U.S. broker or other intermediary generally will not be subject to these United States certification requirements. In addition, information reporting to the United States Internal Revenue Service may apply to some payments of principal, interest, and premium, if any, in respect of the exchange notes and to proceeds from the sale or other disposition of the exchange notes.

      Any amounts withheld under the backup withholding rules from a payment to a U.S. holder or non-U.S. holder with respect to the exchange notes will be allowed as a refund or credit against such U.S. holder or non-U.S. holder's United States federal income tax liability; provided, however, the U.S. holder or non-U.S. holder timely furnishes the required information to the United States Internal Revenue Service.

      THE MEXICAN AND UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES AND THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. We have agreed to use our best efforts to keep the exchange offer registration statement effective so that it is available for such resales during such period.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      Subject to the terms of the registration rights agreement, for a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

      The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to list the exchange notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The initial purchasers informed us that, following the completion of the initial distribution of the outstanding notes, they intended to make a market in the outstanding notes. However, any such market making may be discontinued at any time. Accordingly, we cannot guarantee the development or liquidity of any trading market for the exchange notes. If a trading market does not develop or is not maintained, holders of the exchange notes may experience difficulty in reselling the exchange notes or may be unable to sell them at all. If a market for the exchange notes develops, any such market may cease to continue at any time. in addition, if a market for the exchange notes develops, the market prices of the exchange notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican and U.S. currency and economic developments could cause the market prices of the exchange notes to fluctuate substantially.

                                  LEGAL MATTERS

      Some legal matters relating to the validity of the issuance of the exchange notes will be passed upon by Haynes and Boone, S.C., TFM's Mexican counsel, and Curtis, Mallet-Prevost, Colt & Mosle LLP, New York, New York, TFM's U.S. counsel. Ortiz, Sainz y Erreguerena, S.C. has rendered an opinion regarding the Mexican tax consequences of the exchange offer referred to in "Taxation." With respect to matters of Mexican law, Curtis, Mallet-Prevost, Colt & Mosle LLP may rely on the opinion of Haynes and Boone, S.C. With respect to matters of U.S. Federal and New York State law, Haynes and Boone, S.C. may rely on the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP.

                                     EXPERTS

      The financial statements of TFM and Grupo TFM as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included and incorporated in reliance on the report of PricewaterhouseCoopers, S.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                      INDEX

                               TFM, S.A. DE C.V.
                          AUDITED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

CONTENTS:                                                                                 PAGE
---------                                                                                 ----
Report of Independent Accountants...............................................              F-1
Financial Statements:
Balance Sheets..................................................................              F-2
Statements of Income............................................................              F-3
Statements of Changes in Stockholders' Equity...................................              F-4
Statements of Cash Flows........................................................              F-5
Notes to the Financial Statements...............................................      F-6 to F-25



       CONDENSED COMBINED AND CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002


CONTENTS:                                                                                 PAGE
---------                                                                                 ----
Financial Statements:

Balance Sheets..................................................................              F-26
Statements of Income............................................................              F-27
Statements of Changes in Stockholders' Equity...................................              F-28
Statements of Cash Flows........................................................              F-29
Notes to the Financial Statements...............................................      F-30 to F-34

                                TFM, S.A. DE C.V.

                        REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, March 26, 2002, except with respect to Note 12 as to which the date is March 27, 2002.

To the Board of Directors and Stockholders of TFM, S.A. de C.V.

      We have audited the accompanying balance sheets of TFM, S.A. de C.V. as of December 31, 2001 and 2000, and the related statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2001, all expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with International Auditing Standards and Auditing Standards Generally Accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Accounting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of TFM, S.A. de C.V. as of December 31, 2001 and 2000, and the results of its operations, the changes in stockholders' equity and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with International Accounting Standards.

      International Accounting Standards differ in certain material respects from Accounting Principles Generally Accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of the net income for each of the three years in the period ended December 31, 2001, and the determination of stockholders' equity and financial position as of December 31, 2001 and 2000, to the extent summarized in Note 12 to the financial statements.

PricewaterhouseCoopers

Alberto Del Castillo V. Vilchis
Audit Partner

                                TFM, S.A. DE C.V.

                                 BALANCE SHEETS
         (amounts in thousands of US dollars, except per share amounts)


                                                                                                           DECEMBER 31,
                                                                                                           ------------
                                                                                                        2000           2001
                                                                                                        ----           ----
ASSETS

Current assets:
 Cash and cash equivalents .....................................................................    $   33,001     $   40,254
 Accounts receivable net of allowance for doubtful accounts of $4,160 in 2000 and $3,172 in 2001        67,787         87,773
 Amounts due from related parties (Note 7) .....................................................        12,577         74,944
 Other accounts receivable -- net ..............................................................        53,447         58,502
 Materials and supplies ........................................................................        23,854         22,262
 Other current assets ..........................................................................         8,930          9,645
                                                                                                    ----------     ----------
  Total current assets ..........................................................................      199,596        293,380
Due from Mexican government (Note 3) ..........................................................                        81,892

Concession rights and related assets -- net (Note 2) ..........................................      1,257,360      1,205,887
Property, machinery and equipment -- net (Note 4) .............................................        483,569        509,604
Long-term receivable from Grupo TFM (Note 7) ..................................................        661,237        672,486
Investment held for operating purposes (Note 2) ...............................................          7,081          6,166
Deferred financing costs ......................................................................         13,381         11,647
Other assets ..................................................................................            703            290
Deferred income taxes (Note 9) ................................................................        135,986        131,493
                                                                                                    ----------     ----------
  Total assets ..................................................................................   $2,758,913     $2,912,845
                                                                                                    ==========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term liabilities:
 Commercial paper (Note 5) .....................................................................                   $  264,638
 Current portion of capital lease obligations (Note 10) ........................................    $    4,227            298
 Amounts owed to related parties (Note 7) ......................................................         8,713         10,303
 Accounts payable and accrued expenses .........................................................        75,221         85,817
                                                                                                    ----------     ----------
  Total short-term liabilities ..................................................................       88,161        361,056
                                                                                                    ----------     ----------
Long-term portion of capital lease obligations (Note 10) ......................................                         2,137
Long-term debt (Note 5) .......................................................................        811,324        570,938
Other long-term liabilities ...................................................................          7,545         20,766
                                                                                                    ----------     ----------
  Total long-term liabilities ...................................................................      818,869        593,841
                                                                                                    ----------     ----------
   Total liabilities .............................................................................     907,030        954,897
                                                                                                    ----------     ----------
Commitments and contingencies (Note 10) Stockholders' equity (Note 8):
Common stock, 1,383,987,505 shares authorized, issued and outstanding without par value .......      1,758,882      1,758,882

Retained earnings .............................................................................         93,001        199,066
                                                                                                    ----------     ----------
  Total stockholders' equity ....................................................................    1,851,883      1,957,948
                                                                                                    ----------     ----------
  Total liabilities and stockholders' equity ....................................................   $2,758,913     $2,912,845
                                                                                                    ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                TFM, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                    (NOTE 7)
         (amounts in thousands of US dollars, except per share amounts)

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                         1999           2000           2001
                                                         ----           ----           ----
Transportation revenues .........................     $ 524,541      $ 640,558      $ 667,826
                                                      ---------      ---------      ---------
Operating expenses:
    Salaries, wages and employee benefits .......        81,176         95,503        111,552
    Purchased services ..........................       121,962        124,540        133,379
    Fuel, material and supplies .................        48,487         69,292         63,985
    Other costs .................................        78,042        109,240        125,710
    Depreciation and amortization ...............        70,839         74,304         76,136
                                                      ---------      ---------      ---------
           Total operating expenses .............       400,506        472,879        510,762
                                                      ---------      ---------      ---------
Operating income ................................       124,035        167,679        157,064
                                                      ---------      ---------      ---------
Other (expenses) income - net ...................        (5,469)       (24,281)        33,323
                                                      ---------      ---------      ---------
Interest income .................................         3,853          1,544          4,422
Interest expense ................................      (105,434)      (108,803)       (86,991)
Exchange (loss) gain - net ......................           (43)        (1,435)         2,819
                                                      ---------      ---------      ---------
Net comprehensive financing cost ................      (101,624)      (108,694)       (79,750)
                                                      ---------      ---------      ---------
Income before provision for deferred income taxes        16,942         34,704        110,637
Deferred income tax benefit (expense) (Note 9) ..        43,176         17,826         (4,572)
                                                      ---------      ---------      ---------
Net income for the year .........................     $  60,118      $  52,530      $ 106,065
                                                      =========      =========      =========
Net income for the year per share (Note 2) ......     $  0.0434      $  0.0380      $  0.0766
                                                      =========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                TFM, S.A. DE C.V.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                      (amounts in thousands of US dollars)


                                                      (DEFICIT)
                                                       RETAINED
                                   COMMON STOCK        EARNINGS           TOTAL
                                   ------------        --------           -----
Balance at December 31, 1998 ..     $1,758,882        $(19,647)        $1,739,235

Net income for the year .......                         60,118            60,118
                                    ----------        --------         ----------
Balance at December 31, 1999 ..      1,758,882          40,471          1,799,353

Net income for the year .......                         52,530            52,530
                                    ----------        --------         ----------
Balance at December 31, 2000 ..      1,758,882          93,001          1,851,883

Net income for the year .......                        106,065           106,065
                                    ----------        --------         ----------
Balance at December 31, 2001 ..     $1,758,882        $199,066         $1,957,948
                                    ==========        ========         ==========

   The accompanying notes are an integral part of these financial statements.

                                TFM, S.A. DE C.V.

                            STATEMENTS OF CASH FLOWS
                      (AMOUNTS IN THOUSANDS OF US DOLLARS)

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                    -----------------------
                                                                                          1999            2000            2001
                                                                                          ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year .........................................................      $  60,118       $  52,530       $ 106,065
                                                                                       ---------       ---------       ---------
Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization ...............................................         70,839          74,304          76,136
    Amortization of discount on senior secured debentures and commercial paper ..         36,145          45,665          49,408
    Deferred income tax (benefit) expense .......................................        (43,176)        (17,826)          4,572
    Provision for doubtful accounts .............................................          1,599           1,518            (988)
    Amortization of deferred financing costs ....................................          6,166          14,307           3,498
    Loss on sale of property, machinery and equipment -- net ....................          4,861          23,435           7,585
    Gain on transfer of concession rights -- net ................................                                        (60,744)
    Changes in assets and liabilities:
        Accounts receivable .....................................................         (7,862)        (25,474)        (18,998)
        Long-term receivable from Grupo TFM .....................................           (795)             11         (11,249)
        Other accounts receivable ...............................................        (23,791)         (4,132)         (5,055)
        Materials and supplies ..................................................          6,465          (2,788)          1,592
        Other current assets ....................................................              9            (992)           (715)
        Amounts due to related parties ..........................................          3,921         (10,399)        (60,777)
        Accounts payable and accrued expenses ...................................        (24,393)         12,862           9,501
        Other non-current assets and long-term liabilities ......................          1,963           2,087           1,358
                                                                                       ---------       ---------       ---------
            Total adjustments ...................................................         31,951         112,578          (4,876)
                                                                                       ---------       ---------       ---------
Net cash provided by operating activities .......................................         92,069         165,108         101,189
                                                                                       ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of property, machinery and equipment .......................................         25,066           6,676           1,902
Acquisition of property, machinery and equipment ................................        (49,412)        (65,349)        (66,455)
                                                                                       ---------       ---------       ---------
Net cash used in investing activities ...........................................        (24,346)        (58,673)        (64,553)
                                                                                       ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper .................................................                                        (25,156)
Proceeds from commercial paper -- net ...........................................                        280,662
Principal payment of senior secured credit facility .............................        (55,225)       (269,769)
Proceeds from revolving credit facility .........................................         67,000          15,102
Principal payments under capital lease obligations ..............................        (10,617)        (10,248)         (4,227)
Payments under revolving credit facility ........................................        (67,000)       (100,100)
                                                                                       ---------       ---------       ---------
Net cash used in financing activities ...........................................        (65,842)        (84,353)        (29,383)
                                                                                       ---------       ---------       ---------
Increase in cash and cash equivalents ...........................................          1,881          22,082           7,253
Cash and cash equivalents:
     Beginning of the year ......................................................          9,038          10,919          33,001
                                                                                       ---------       ---------       ---------
     End of the year ............................................................      $  10,919       $  33,001       $  40,254
                                                                                       =========       =========       =========
SUPPLEMENTAL INFORMATION:
Cash paid during the year for interest ..........................................      $  60,935       $  52,470       $  28,779
                                                                                       =========       =========       =========
NON CASH-TRANSACTIONS:
Due from Mexican government .....................................................                                      $  81,892
                                                                                                                       =========
Assets acquired through capital lease obligation ................................                                      $   2,448
                                                                                                                       =========

   The accompanying notes are an integral part of these financial statements.

                                TFM, S.A. DE C.V.

                      NOTES TO AUDITED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
          (amounts in thousands of US dollars, except number of shares)

NOTE 1 -- THE COMPANY:

      TFM, S.A. de C.V. ("TFM" or the "Company"), was established by the Mexican Government (the "Government") in November 1996 in connection with the privatization of the Mexican rail system, which had been operated by Ferrocarriles Nacionales de Mexico ("FNM") and reports on a calendar-year basis. In December 1996, Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM") was awarded the right to acquire (the "Acquisition") an 80% interest in TFM, pursuant to a stock purchase agreement.

      The stock purchase agreement provided for a purchase price adjustment, within 180 days from June 23, 1997 ("commencement of operations"), in the event that TFM incurred any difference greater than Ps.30 million ($3.8 million at the exchange rate of Ps.7.89 per dollar) resulting from any undisclosed liability, including labor related disputes or from the failure by the Government to deliver any assets purchased under the asset purchase agreement (see Note 4).

      On December 19, 1997, Grupo TFM submitted to the Government and the Ministry of Communications and Transport ("SCT") a claim seeking a $32 million purchase price adjustment for non-delivery of certain railcars and equipment. Related with this claim, during 1999 the Company received approximately $7 million for non-delivery railcars plus $2 million of interest computed since the date of the Acquisition. In respect with the remaining claim balance, the stock purchase agreement provided for non-applicable arbitration procedure in the event that the parties involved do not agree with the claim. On September 1, 1999, the arbitrator determined that there were additional non-delivery assets, consisting mainly of railcars and equipment, amounting to $3.7 million which the Government agreed to pay to TFM plus $2.2 million of interest computed since the date of the Acquisition. The adjustments resulting from the non-delivery assets reduced the value of the fixed assets acquired in the Acquisition and the interests were credited to income in 1999.

      TFM's lines are comprised of approximately 2,641 (excluding the 20 miles of the Griega-Mariscala Stretch, See Note 3) miles of track which form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM's lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lazaro Cardenas, Veracruz and Tampico and the Mexican/United States border crossings of Nuevo Laredo -- Laredo, Texas and Matamoros -- Brownsville, Texas.

      Approximately 71% of the Company's employees are covered under a collective bargaining agreement dated July 1, 2001. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiations on an annual basis, whereas all other terms are to be renegotiated every two years.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      TFM prepares its financial statements in accordance with International Accounting Standards ("IAS") expressed in US dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles ("U.S. GAAP"). See Note 12. The most significant accounting policies are described below.

    TRANSLATION

      Although TFM is required to maintain for tax purposes its books and records in Mexican pesos ("Ps."), TFM keeps records and uses the US dollar as its functional and reporting currency.

      Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign

                                TFM, S.A. DE C.V.

exchange gain/loss. Non-monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical rate.

    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

    MATERIALS AND SUPPLIES

      Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost or market.

    CONCESSION RIGHTS AND RELATED ASSETS

      Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 3 and 4). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 3) based on their estimated fair value.

      The assets acquired and liabilities assumed include:

            (i) The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

            (ii) The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

            (iii) The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

            (iv) Capital lease obligations assumed.

    PROPERTY, MACHINERY AND EQUIPMENT

      Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated by the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 4).

      Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of locomotives rebuilt is capitalized and is amortized over the period in which benefits are expected to be received (eight years).

    FOREIGN CURRENCY POSITION

      At December 31, 2001, TFM had monetary assets and liabilities denominated in Mexican pesos of Ps.1,725.0 million and Ps.334.0 million (Ps.478.7 million and Ps.219.4 million at December 31, 2000), respectively. At December 31, 2000 and 2001 the exchange rate was Ps.9.61 and Ps.9.18 per US dollar, respectively. At March 26, 2002, the date of issuance of these financial statements, the exchange rate was Ps.9.02 per US dollar.

                                TFM, S.A. DE C.V.

    DERIVATIVE FINANCIAL INSTRUMENTS

      In 2001, the Company adopted the provisions of IAS 39 "Financial Instruments."

      The Company enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures. Under IAS 39, these contracts are market to market and accordingly gains and losses related to such transactions are recognized in results of operations on a monthly basis. Prior to the adoption of IAS 39, the Company already had market to market and hence, the adoption of IAS 39 did not have a material impact. See Note 6.

    INVESTMENT HELD FOR OPERATING PURPOSES

      TFM's 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting. Effective May 1, 1998, the final non-Government owned interest in the terminal was transferred. For the years ended December 31, 2000 and 2001, the equity in the loss of Mexico City rail terminal amounted to $19 and $915, respectively, and is included in other expenses -- net in the statements of income.

    DEFERRED FINANCING COSTS

      Includes fees and other related expenses paid by the Company to obtain long-term debt (see Note 5). These deferred financing costs are amortized by the effective interest method during the outstanding period of such long-term debt.

    DEFERRED INCOME TAX

      Deferred income tax is determined following interperiod allocation procedures under the liability method.

      Under this method the Company is required to establish a provision for deferred income taxes on the tax indexation of certain non-current assets and, in relation to an acquisition, on the difference between the acquisition cost of the net assets acquired and their tax base.

    SENIORITY PREMIUMS

      Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2000 and 2001, the Company had a provision of $1,092 and $1,478, respectively.

      Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Law, are charged to income in the year in which they become payable.

    REVENUE RECOGNITION

      Revenue is recognized proportionally as a shipment moves from origin to destination.

    INTANGIBLE AND LONG-LIVED ASSETS

      The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows, undiscounted and without interest charges, derived from such intangible assets and long-lived assets are less than their carrying value.

                                TFM, S.A. DE C.V.

    NET INCOME PER SHARE

      Net income per share is calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 1999, 2000 and 2001 was 1,383,987,505.

    CONCENTRATION OF RISK

      Over 23% of the Company's transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company's largest customer accounted for approximately 10% of transportation revenues. The Company performs ongoing credit valuations of its customers' financial conditions and maintains an allowance for doubtful accounts.

    USE OF ESTIMATES

      The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

    RECLASSIFICATIONS

      Certain 1999 figures were reclassified to conform with 2001 classifications.

NOTE 3 -- CONCESSION RIGHTS AND RELATED ASSETS:

      In December 1996, the Government granted TFM the concession (the "Concession") to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length. Under the terms of the Concession, the Company has the right to use and the obligation to maintain the right of way, track structure, buildings and related maintenance facilities. Ownership of such property and fixtures, however, has been retained by the Government.

                                TFM, S.A. DE C.V.

      Concession rights and related assets are summarized below:


                                                          DECEMBER 31,                  ESTIMATED USEFUL
                                                          ------------
                                                     2000              2001              LIVES (YEARS)
                                                     ----              ----              -------------
Land ......................................      $   132,878       $   132,878                50
Buildings .................................           33,113            33,113              27-30
Bridges ...................................           75,350            75,350                41
Tunnels ...................................           94,043            94,043                40
Rail ......................................          317,268           317,268                29
Concrete and wood ties ....................          137,351           137,351                27
Yards .....................................          106,174           106,174                35
Ballast ...................................          107,189           107,189                27
Grading ...................................          391,808           391,808                50
Culverts ..................................           14,942            14,942                21
Signals ...................................            1,418             1,418                26
Other .....................................           10,148            10,148               5-50
                                                 -----------       -----------
                                                   1,421,682         1,421,682
Accumulated amortization ..................         (164,322)         (215,795)
                                                 -----------       -----------
Concession rights and related assets -- net      $ 1,257,360       $ 1,205,887
                                                 ===========       ===========

      Amortization of concession rights was $40.4 million, $39.4 million and $38.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

      On February 9, 2001, the SCT issued Statement 4.123. Under this Statement, the SCT and TFM agreed to transfer a line of the two-way Griega-Mariscala stretch to the Government in order to be included in the North Pacific concession. In return for this stretch, TFM will receive approximately $71,210 plus value added tax, at the latest, on the date in which TFM, Grupo TFM or their stockholders acquire the 20% of the TFM capital stock or the 24.6% of the Grupo TFM's capital stock currently owned by FNM and the Government, respectively, or October 31, 2003. During 2001, the Company recognized a net gain related with this transaction of approximately $60,744, which was credited to other income in the statement of income.

      Government payment may be restated in accordance with an appraisal performed by the "Comision de Avaluos de Bienes Nacionales," until the payment date.

      On February 12, 2001, the SCT modified the Concession title granted to TFM
(i) to transfer the Griega-Mariscala stretch described above, and (ii) authorized the dismantling of the catenary running over the route between Huehuetoca, State of Mexico and the city of Queretaro.

                                TFM, S.A. DE C.V.

NOTE 4 -- PROPERTY, MACHINERY AND EQUIPMENT:

      Pursuant to the assets purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under capital lease arrangements (see
Note 10). Legal title to the purchased assets was transferred to TFM at that time.

                                                            DECEMBER 31,           ESTIMATED USEFUL
                                                            ------------
                                                       2000            2001         LIVES (YEARS)
                                                       ----            ----         -------------
Locomotives ..................................      $ 175,794       $ 175,130              14
Freight cars .................................        104,683          98,897            12-16
Machinery of workshop ........................         16,817          16,827               8
Machinery of road ............................         26,141          26,594              14
Furniture and equipment ......................        154,277         218,892             1-15
Buildings ....................................          4,766           4,995              20
Other ........................................         57,226          67,081               8
                                                    ---------       ---------
                                                      539,704         608,416
Less accumulated depreciation and amortization       (101,530)       (135,869)
                                                    ---------       ---------
                                                      438,174         472,547
Land .........................................         23,686          26,781
Construction in progress .....................         21,709          10,276
                                                    ---------       ---------
                                                    $ 483,569       $ 509,604
                                                    =========       =========

      Depreciation of property, machinery and equipment was $30.4 million in 1999, $34.9 million in 2000 and $37.2 million in 2001.

NOTE 5 -- FINANCING:

      Financing is summarized as follows:

                                                                             DECEMBER 31,
                                                                             ------------
                                                                        2000             2001
                                                                        ----             ----
Short-term debt:
Commercial paper ...............................................                      $ 265,000
Less discount on commercial paper ..............................                           (362)
                                                                      ---------       ---------
                                                                      $      --       $ 264,638
                                                                      =========       =========
Long-term debt:
Senior notes ...................................................      $ 150,000       $ 150,000
Senior discount debentures .....................................        443,501         443,501
Commercial Paper ...............................................        290,000
                                                                      ---------       ---------
                                                                        883,501         593,501
Less discount on senior discount debentures and commercial paper        (72,177)        (22,563)
                                                                      ---------       ---------
                                                                      $ 811,324       $ 570,938
                                                                      =========       =========

                                TFM, S.A. DE C.V.

    SENIOR CREDIT FACILITIES

      In September 2000, the Company pre-paid the Tranche "A" and "B" US dollar denominated loans, which originally matured on June 23, 2002.

      Interest expense related with the Senior credit facilities amounted to $36,859 and $24,125 during 1999 and 2000 respectively, at an average interest rate of 9.5%.

    COMMERCIAL PAPER

      In September 2000, the Company issued commercial paper at a discount of $5 million from its principal amount of $290 million, as part of a two-year $310 million program. Interest rates on the outstanding commercial paper are at a weighted average rate of around 2%. Proceeds from commercial paper were used to pay the Tranches "A" and "B" of the Senior credit facilities and their respective revolving loan. The deferred financing costs related with the Senior credit facilities were expensed in 2000.

      Interest expense related with the commercial paper amounted to $6,488 and $17,661 during 2000 and 2001, respectively.

      In September 2002, the total amount of the commercial paper is due, nevertheless the Company is negotiating to obtain an extension of the maturity of the program which would be subject to the approval of 100% of the participating banks and subject to market conditions.

    SENIOR NOTES

      In June 1997, the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

      Interest expense related with the senior notes amounted to $16,167 for each of the years ended December 31, 1999, 2000 and 2001.

    SENIOR DISCOUNT DEBENTURES ("SDD")

      The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest will be payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The price of the SDD represents a yield to maturity of 11.75% fixed rate, computed on the basis of semiannual compounding and maturing on June 15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at the following redemption prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

                                       SENIOR DISCOUNT
YEAR                               DEBENTURE REDEMPTION PRICE
----                               --------------------------
2002 .....................         105.8750%
2003 .....................         102.9375%
2004 and thereafter ......         100.0000%

      Interest expense related with the SDD amounted to $38,007, $42,608 and $47,763 during 1999, 2000 and 2001, respectively.

                                TFM, S.A. DE C.V.

    COVENANTS

      The agreements related to the above-mentioned loans include certain affirmative and negative covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, with which the Company and Grupo TFM were in compliance at December 31, 2001.

NOTE 6 -- FINANCIAL INSTRUMENTS:

    INTEREST RATES AGREEMENTS

      The Company enters into various types of interest rate contracts in managing its interest rate risk. The Company uses interest rate swaps to reduce the potential impact of increases in its interest rates under its long-term debt described in Note 5.

      As condition to the Senior secured credit facilities, the Company entered into an interest rate swap, which expired on March 10, 2000. At the expiration date, the Company recognized an additional cost of approximately $200.

    FUEL FUTURES CONTRACTS

      The Company may seek to assure itself of more predictable fuel expenses through U.S. fuel futures contracts. TFM's fuel hedging program covered approximately 25% of estimated fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period. During 2001, the Company did not enter into any fuel futures contracts.

    FOREIGN EXCHANGE CONTRACTS

      The purpose of the Company's foreign currency activities is to limit the risks arising from its peso-denominated monetary assets and liabilities.

      The nature and quantity of any hedging transactions will be determined by management of the Company based upon net assets exposure and market conditions.

      As of December 31, 2001, the Company had eight Mexican peso call options outstanding in the notional amount of $10 million, based on the average exchange rate of Ps.9.973 per dollar. These options will expire during 2002.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

      The related fair value based on the quoted market prices for the Senior notes and SDD or similar issues at December 31, 2000 was $136,125 and $323,755 and at December 31, 2001 was $138,000 and $385,845, respectively. The carrying amount of commercial paper approximates fair value.

                                TFM, S.A. DE C.V.

NOTE 7 -- BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND RELATED PARTIES:

                                                                                DECEMBER 31,
                                                                                ------------
                                                                             2000         2001
                                                                             ----         ----
ACCOUNTS RECEIVABLE:
Mexrail, Inc. ("Mexrail") ............................................      $12,302      $31,395
Grupo TFM ............................................................                    40,820
TMM Logistics, S.A. de C.V ...........................................          275        1,957
Transportes Maritimos del Pacifico, S.A. de C.V ......................                       772
                                                                            -------      -------
                                                                            $12,577      $74,944
                                                                            =======      =======
ACCOUNTS PAYABLE:
Kansas City Southern Industries, Inc. ("KCSI") .......................      $ 2,363      $ 3,268
Terminal Ferroviaria del Valle de Mexico, S.A. de C.V ................          632        2,308
Grupo TMM, S.A. de C.V. ("TMM") ......................................        5,093        1,619
Inmobiliaria TMM, S.A. de C.V ........................................           15           10
Servicios de Transporte Especializado, S.A. de C.V ...................          610        2,793
Centro Logistico Mexicano, S.A. de C.V ...............................                       171
Servicios de Inspeccion y Mantenimiento de Contenedores,  S.A. de C.V                        134
                                                                            -------      -------
                                                                            $ 8,713      $10,303
                                                                            =======      =======

      The most important transactions with related parties are summarized as follows:

                                         YEAR ENDED DECEMBER 31,
                                         -----------------------
                                  1999            2000          2001
                                  ----            ----          ----
Transportation revenues ..      $  7,391       $ 15,106       $ 13,129
                                ========       ========       ========
Services expense .........      $ (2,866)      $ (3,326)      $ (3,477)
                                ========       ========       ========
Management services ......      $ (2,500)      $ (2,500)      $ (2,500)
                                ========       ========       ========
Locomotives lease revenues      $  1,764       $  1,854       $  3,634
                                ========       ========       ========
Other expenses (income) ..      $     96       $ (5,009)      $ (9,056)
                                ========       ========       ========

    TRANSACTIONS WITH SHAREHOLDERS

   Association in Participation Agreement

      On June 23, 1997, Grupo TFM, as associator, and TFM, as associated, entered into an Association in Participation Agreement under which TFM shall have the right to participate in the profit, or losses, as the case may be, derived from the sale by Grupo TFM of 469,000,000 of TFM's shares. The sale of the shares covered by this agreement shall be made no later than the fifteenth anniversary of the date of this agreement. In exchange, TFM has transferred to Grupo TFM an amount equal to $593,438, which Grupo TFM used to make the second payment of the stock purchase agreement. The agreement also provides that Grupo TFM shall supply to TFM all of its knowledge and experience for the exclusive purpose of assuring that the operations of TFM be optimized and, consequently, to increase the value of TFM shares.

      The price obtained from the sale of TFM's shares covered by this agreement shall be applied, as follows: (a) first, to return to TFM the payment of the principal amount of its non-interest bearing receivable;

                                TFM, S.A. DE C.V.

(b) second, to the taxes which may result from the sale of the TFM's shares covered by this agreement; and (c) the remainder, if any, shall be distributed proportionally between TFM and Grupo TFM up to an amount of $35,000 to $3,195,000 depending on the sale date, considering 95% corresponding to TFM and 5% to Grupo TFM and finally, the remaining amounts, if any, shall be distributed proportionally between TFM and Grupo TFM, with 50% to each party.

   Intercompany transactions

      TFM and Grupo TFM have internal arrangements under which each company may receive or transfer money in accordance with its cash requirements. As of December 31, 2000 and 2001, TFM has a non-interest bearing receivable from Grupo TFM $67,799 and $81,298, respectively, mainly due for the transfer that TFM made to Grupo TFM in order to permit that Grupo TFM make the second payment of the stock purchase agreement.

   TMM management services agreement

      The Company and TMM entered into a management services agreement pursuant to which TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

   KCS Transportation Company ("KCSTC") management services agreement

      The Company and KCSTC, a wholly owned subsidiary of KCSI, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is reimbursed for its costs and expenses incurred in the performance of such services.

      The above mentioned agreements have not been renewed, and the Company has accrued the payments due to TMM and KCSTC under the terms of the original agreements through December 31, 2001.

NOTE 8 -- STOCKHOLDERS' EQUITY:

      TFM's capital stock is variable with a fixed minimum of Ps.50,000 and an unlimited maximum. The capital stock of TFM is compromised of Series "A" shares, without par value (the Series "A" shares) and the Series "B" shares, without par value (the Series "B" shares). The Series "A" shares and the Series "B" shares are subdivided into classes (each a "Class"), I, II and III. At all times, Class I Series "A" shares and Class I Series "B" shares shall represent 51% of the capital stock of the Company, Class II Series "A" shares and Class II Series "B" shares shall represent 29% of the capital stock of the Company, and Class III Series "A" shares and Class III Series "B" shares shall represent 20% of the capital stock of the Company.

                                TFM, S.A. DE C.V.

      At December 31, 2001, the capital stock of TFM is represented by 1,383,988 (thousands) shares as follows:

                                    SERIES "A" SHARES             SERIES "B" SHARES                      TOTAL
                                    -----------------             -----------------              ------------------------
                                                  NUMBER                         NUMBER                          NUMBER
SHAREHOLDER                      AMOUNT        (THOUSANDS)       AMOUNT       (THOUSANDS)        AMOUNT       (THOUSANDS)
-----------                      ------        -----------       ------       -----------        ------       -----------
Grupo TFM (Class I) ...        $ 457,485         359,975       $ 439,545         345,858      $  897,030         705,833
Grupo TFM (Class II) ..          260,139         204,692         249,937         196,665         510,076         401,357
Grupo TFM (Class III) .          179,406         141,167         172,370         135,631         351,776         276,798
                               ---------         -------       ---------         -------      ----------       ---------
Total .................        $ 897,030         705,834       $ 861,852         678,154      $1,758,882       1,383,988
                               =========         =======       =========         =======      ==========       =========

      The Series "A" shares can be held only by individuals or companies of Mexican nationality. The Series "B" shares can be held by individuals or companies of Mexican and non-Mexican nationality.

      The Class I and Class II Series "A" shares and the Class I and Class II Series "B" shares are entitled to elect seven of the Company's eight directors, and their corresponding alternate directors. The Class III Series "A" shares and Class III Series "B" shares are entitled to elect one of the Company's eight directors, and his or her alternate director. The voting rights attached to the Class III shares are limited to the following matters: (i) extension of the Company's corporate life; (ii) anticipated dissolution of the Company; (iii) change in the Company's corporate purpose; (iv) change in the Company's nationality; (v) change in the form of entity of the Company; (vi) merger or spin-off of the Company; (vii) granting of any guaranty for obligations of third parties not made in the Company's ordinary course of business; (viii) extension of credit to third parties not made in the Company's ordinary course of business; (ix) acquisitions not in furtherance of the Company's corporate purpose and not made in the Company's ordinary course of business for an amount exceeding $1 million; (x) cancellation or call by the Company of any series or subseries of shares where the Class III shareholders have any interest; (xi) cancellation of the registration of the shares issued by the Company with the Registro Nacional de Valores e Intermediarios or any other stock exchange where Class III shares are registered; and (xii) election of the director of the Company appointed by holders of the Class III shares. Except as described above, holders of the Class III shares have no voting rights. The Class III shares do not confer upon the holders thereof any right to preferred dividends.

      The Government has retained a 20% interest in TFM shares and has reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government's equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government TFM interest, the Government may require TMM and KCSI to purchase the TFM shares at the price discussed above. See Note 3.

      At the Unanimous Resolutions Meeting held on December 24, 2001, the stockholders of TFM agreed to pay dividends of $33,165, equivalent to $0.0002396 per share. The dividends were declared from retained earnings not previously taxed, consequently TFM determined $17,860 of income tax payable due to the dividends. At December 31, 2001, the dividend due to the Mexican Government is still pending to be collected. (See Notes 10 and 11.)

      Dividends paid from retained earnings on which income tax has been previously paid are not subject to tax withholding. If dividends are paid from retained earnings which have not been previously taxed, they will give rise to tax payable by the Company equivalent to 53.85% of the dividends paid and should be credited to the taxable income of the Company in the three subsequent years. Additionally, as from January 1, 2002, all dividends paid to individuals or residents abroad are not subject to income tax withholding. When dividends are paid to residents of countries with which Mexican has signed a tax treaty, tax is withheld as per the provisions of the said treaty in question. Capital stock reductions in excess of capital contributions, indexed in

                                TFM, S.A. DE C.V.

accordance with the procedures established in the Mexican Income Tax Law, are accorded the same tax treatment as dividends.

NOTE 9 -- INCOME TAX, EMPLOYEES' STATUTORY PROFIT SHARING, ASSET TAX AND TAX LOSS CARRYFORWARDS:

    INCOME TAX

      TFM had losses for income tax purposes of $5,512, $140,626 and $56,536 for the years ended December 31, 1999, 2000 and 2001, respectively. The difference between tax losses and book income is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

      The (benefit) expense for income tax (credited) charged to income was as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                  1999           2000           2001
                                                  ----           ----           ----
Current income tax .....................       $     --       $     --       $     --
Deferred income tax (benefit) expense ..        (43,176)       (17,826)         4,572
                                               --------       --------       --------
Net income tax (benefit) expense .......       $(43,176)      $(17,826)      $  4,572
                                               ========       ========       ========

      Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax (benefit) expense was as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                 1999             2000            2001
                                                                 ----             ----            ----
Income before income tax ................................      $  16,942       $  34,704       $ 110,637
                                                               =========       =========       =========
Income tax at 35% .......................................      $   5,930       $  12,146       $  38,723
Decrease (increase) resulting from:
  Effects of inflationary components ....................        (18,148)         (2,058)        (12,613)
  Effects of inflation indexing on tax loss carryforwards        (29,984)        (28,599)        (25,007)
  Non-deductible expenses ...............................          1,177             672             911
Change in tax rate from 34% to 35% ......................         (2,205)
Other -- net ............................................             54              13           2,558
                                                               ---------       ---------       ---------
Net deferred income tax (benefit) expense ...............      $ (43,176)      $ (17,826)      $   4,572
                                                               =========       =========       =========

      According to the amendments to the Mexican Income Tax Law in 2002, the income tax rate will decrease one percent per year from 35% starting in 2003 to 32% in 2005. Management expects that this change in tax law will reduce the carrying amount of the net deferred tax asset and is presently evaluating the potential impact.

                                TFM, S.A. DE C.V.

      The components of deferred tax assets and (liabilities) are comprised of the following:

                                        YEAR ENDED DECEMBER 31,
                                        -----------------------
                                          2000              2001
                                          ----              ----
Tax-loss carryforwards ..........      $ 223,969       $ 269,260
Inventories and provisions -- net         27,369          47,011
Machinery and equipment .........          1,678          (3,003)
Concession rights ...............       (117,669)       (183,145)
Other ...........................            639           1,370
                                       ---------       ---------
Net deferred income tax asset ...      $ 135,986       $ 131,493
                                       =========       =========

    EMPLOYEES' STATUTORY PROFIT SHARING

      Employees' statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 1999, 2000 and 2001 there was no basis for employees' statutory profit sharing.

    ASSET TAX

      The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. In accordance with the Asset Tax Law, TFM is subject to the asset tax starting fiscal year 2001. There was no basis for asset tax in 2001.

    TAX LOSS CARRYFORWARDS

      At December 31, 2001, the Company had the following tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization:

                              INFLATION-INDEXED
                               AMOUNT AS OF          YEAR OF
YEAR IN WHICH LOSS AROSE     DECEMBER 31, 2001      EXPIRATION
------------------------     -----------------      ----------
1996 ...............              $ 15,691             2046
1997 ...............               200,868             2046
1998 ...............               316,093             2046
1999 ...............                 6,740             2046
2000 ...............               171,967             2046
2001 ...............                57,956             2046
                                  --------
                                  $769,315
                                  ========

NOTE 10 -- COMMITMENTS AND CONTINGENCIES:

    COMMITMENTS

   Concession duty

      Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 1999, 2000 and 2001, the concession duty expense amounted to $2,751, $3,334 and $3,391, respectively, which was recorded as operating expense.

                                TFM, S.A. DE C.V.

   Capital lease obligations

      At December 31, 2000, the outstanding indebtedness assumed by TFM pursuant to the asset purchase agreement amounted to $4,227. This obligation was paid in January 2001.

      At December 31, 2001, the outstanding indebtedness corresponds to two land capital leases for a period of ten years, in which TFM has the option to purchase them at the end of the agreement term.

   Locomotive operating leases

      In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 18 and 19 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2001, the Company received 150 locomotives. Rents under these agreements amounted to $10.6 million in 1999, $18.6 million in 2000 and $28.2 million in 2001.

      Future minimum payments by year and in the aggregate, under the aforementioned leases, are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
      2002 ......................         $ 28,720
      2003 ......................           28,720
      2004 ......................           28,720
      2005 ......................           28,720
      2006 ......................           28,720
      2007 and thereafter .......          350,571
                                          --------
                                          $494,171
                                          ========

   Railcar operating leases

      The Company leases certain railcars under agreements which are classified as operating leases. The term of the contracts fluctuates between 3 and 15 years. Future minimum rental payments at December 31, 2001, under these agreements are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
      2002 .......................        $ 31,588
      2003 .......................          19,393
      2004 .......................          17,147
      2005 .......................          12,204
      2006 .......................           9,682
      2007 and thereafter ........          60,006
                                          --------
                                          $150,020
                                          ========

   Locomotives maintenance agreements

      The Company has entered into certain locomotive maintenance contacts which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

                                TFM, S.A. DE C.V.

   Track maintenance and rehabilitation agreement

      In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya-Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted $2.3 million in 2000 and $30.1 million in 2001. Under this agreement, the Company will pay approximately $97 million in the following 12 years.

   Fuel purchase agreement

      On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinacion, under which the Company has the obligation to purchase at market price a minimum of 29,550 cubic meters and a maximum of 42,400 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months' notice.

    CONTINGENCIES

      The Company is party to various legal actions and other claims in the ordinary course of its business mainly related to labor and social security obligations. Management does not believe that any pending litigation against the Company will, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition.

      The Company has filed a claim for the refund of approximately $262 million (Ps.2,111 million) of value added tax paid in connection with the Acquisition (see Note 1). However, a full valuation allowance has been provided in the accompanying financial statements.

      In September 2001, Ferrocarril Mexicano, S. A. de C. V. ("Ferromex") filed a legal claim against the Company relating to payments that both parties are required to make to each other for interline services and trackage and haulage rights pursuant to each of their respective concessions. At the date of issuance of these consolidated financial statements, the Company and Ferromex have not been able to agree upon the rates that each is required to pay to the other for such services and rights. Accordingly, in 2001 the Company has initiated an administrative proceeding pursuant to the Mexican railroad services law and regulations requesting a determination of such rates by the SCT to determine the conditions and rates under which such services and rights are to be rendered. On March 14, 2002, the Company received the ruling from the SCT solving the procedures and conditions for the trackage rights for 2002.

      The Company believes that the payments for interline services and haulage owed by Ferromex exceed the amount of payments that Ferromex claims the Company owes to Ferromex for such services and rights. Accordingly, the Company believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM.

      On January 7, 2002, Nafta filed a mercantile ordinary suit against, among others, Grupo TFM, mainly for the purpose of having the December 31, 2001 General Ordinary Stockholders' Meeting of Grupo TFM annulled. At this meeting, it was agreed to pay dividends to the Company's stockholders. See Note 11.

NOTE 11 -- SUBSEQUENT EVENTS:

      On March 26, 2002, a ruling from Mexican Court was issued which annulled Grupo TFM's Ordinary Stockholders' Meeting held on December 21, 2001. As a consequence, the Unanimous Resolutions Meeting mentioned in Note 8 was also annulled, thus the dividends were cancelled in the financial statements as of December 31, 2001, giving retroactive effect to said annulment.

      On February 27, 2002, the Company entered into a stock purchase agreement with Kansas City Southern Railway Co. ("KCS") and TMM Multimodal, S. A. de C. V., a subsidiary of TMM, to acquire all the common

                                TFM, S.A. DE C.V.

stock of Mexrail for $64,000. TMM Multimodal and KCS own 51% and 49% of the common stock of Mexrail, respectively.

NOTE 12 -- RECONCILIATION OF DIFFERENCES BETWEEN IAS AND U.S. GAAP:

      The Company's financial statements are prepared in accordance with IAS which differs in certain material respects from U.S. GAAP. The main differences between IAS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders' equity.

    a.  RECONCILIATION OF NET INCOME

                                                                           YEAR ENDED DECEMBER 31,
                                                REFERENCE TO               -----------------------
                                                  SUBNOTE D.       1999            2000           2001
                                                  ----------       ----            ----           ----
Net income under IAS .......................                     $ 60,118       $  52,530       $ 106,065
Deferred income tax ........................          i           (53,721)         (1,866)         (5,233)
Deferred employees' statutory profit sharing          i            (3,165)          4,573          (3,066)
Deferred charges ...........................          ii                                             (933)
Effect on purchase of subsidiary shares ....          iii           2,070          (1,674)         (3,020)
                                                                 --------       ---------       ---------
Net income under U.S. GAAP .................                     $  5,302       $  53,563       $  93,813
                                                                 ========       =========       =========

    b.  RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                                       YEAR ENDED DECEMBER 31,
                                                  REFERENCE            -----------------------
                                                 TO SUBNOTE D.         2000             2001
                                                 -------------         ----             ----
Stockholders' equity under IAS .............                       $ 1,851,883       $ 1,957,948
Deferred income tax ........................          i                (85,956)          (91,189)
Deferred employees' statutory profit sharing          i                 15,524            12,458
Deferred charges ...........................          ii                                    (933)
Effect on purchase of subsidiary shares ....          iii               30,229            27,209
                                                                   -----------       -----------
Stockholders' equity under U.S. GAAP .......                       $ 1,811,680       $ 1,905,493
                                                                   ===========       ===========

    c.  ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP

                                                    DECEMBER 31,
                                                    ------------
                                                2000            2001
                                                ----            ----
Balance at beginning of the year ......      $1,758,117      $1,811,680
Effect on purchase of subsidiary shares          27,642          25,926
Net income ............................          53,563          93,813
                                             ----------      ----------
Balance at the end of the year ........      $1,811,680      $1,905,493
                                             ==========      ==========

    d.  SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP

   i.  Deferred income tax and employees' statutory profit sharing

      The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS 12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

                                TFM, S.A. DE C.V.

      U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes.

      In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IAS do not require the establishment of assets or liabilities for these differences.

      The differences in the net deferred income tax and employees' statutory profit sharing assets determined under U.S. GAAP and IAS at December 31, 2000 and 2001 are summarized below:

                                          DEFERRED INCOME           DEFERRED PROFIT
                                             TAX ASSETS              SHARING ASSETS
                                             ----------              --------------
                                         2000          2001         2000          2001
                                         ----          ----         ----          ----
Amounts recorded under IAS ......      $135,986      $131,493
Amount determined under U.S. GAAP        50,030        40,304      $15,524      $12,458
                                       --------      --------      -------      -------
Net difference ..................      $ 85,956      $ 91,189      $15,524      $12,458
                                       ========      ========      =======      =======

      Under U.S. GAAP, employees' profit sharing would be considered as operating expense.

   ii.  Deferred charges

      During 2001, the Company incurred certain financing costs paid to third parties which were capitalized under IAS. Under U.S. GAAP, it is required that those costs are expensed as incurred.

   iii.  Effect of purchase of subsidiary shares

      As more fully described in Note 11, on February 27, 2002, TMM Multimodal and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64,000. The sale was completed on March 27, 2002. Under IAS, the purchase of Mexrail by TFM will be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition only upon completion of the year or of the interim period in which the acquisition occurred. Consequently, these financial statements have not been restated.

      Under U.S. GAAP, the purchase of Mexrail by TFM would be accounted for as a transaction between entities under common control. Accordingly, for financial reporting purposes under U.S. GAAP, these financial statements would be restated at historical cost in a manner similar to a pooling of interests to reflect the operational results and financial condition of Mexrail combined with those of TFM for those prior periods in which Mexrail and TFM were under the common control of Grupo TMM. Therefore, all U.S. GAAP financial data included in these financial statements reflect the operational results and financial condition of Mexrail combined with those of TFM for each of the corresponding periods. However, pursuant to Financial Accounting Standards Board ("FASB") Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," the U.S. GAAP financial data for periods prior to the acquisition does not reflect any of the purchase accounting adjustments with respect to the portion of Mexrail acquired by TFM from KCS (as a party outside the control group) which will be accounted for as an acquisition rather than a transaction between entities under common control.

   iv.  Earnings per share

      The weighted average number of shares outstanding for the years ended December 31, 1999, 2000 and 2001 was 1,383,987,505. The net income per share (basic and diluted) under U.S. GAAP was $0.004 in 1999, $0.039 in 2000 and $0.068 in 2001.

   v.  Sales and disposals of fixed assets

      In accordance with SAB 101, the gains or losses on sales and disposals of fixed assets should be included in other operating expenses. Under IAS, these expenses are included in other expenses -- net. For the years ended December 31, 1999, 2000 and 2001 the gains or losses on sales and disposals of fixed assets amounted to $4,861, $23,435 and ($57,269), respectively.

                                TFM, S.A. DE C.V.

   vi.  Extraordinary item

      Under IAS, the deferred financing costs expensed for the prepayment of the Senior credit facilities for an amount of $9,227 were included in interest, while under U.S. GAAP, it would be included in the income statement as an extraordinary item, net of taxes ($5,075).

   vii.  Effect of recently issued accounting standards

      In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, if it is, the type of hedge transaction. In June 2000, the FASB issued Statement No. 138 "Accounting for Derivative Instruments and Hedging Activities -- an Amendment of SFAS 133." This amendment addressed certain issues causing implementation difficulties for entities that have adopted SFAS 133. This statement was adopted by the Company on January 1, 2001 with no differences with IAS 39.

      On July 20, 2001, the FASB issued Statement No. 141, "Business Combinations" ("SFAS 141"), and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

      SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). The most significant ways in which the provisions of SFAS 141 differ from those in APB 16 are follows: (1) the purchase method of accounting must be used for all business combinations initiated after June 30, 2001 (i.e., the pooling-of-interests method is no longer permitted); (2) more specific guidance is provided on how to determine the accounting acquirer; (3) specific criteria are provided for recognizing intangible assets apart from goodwill; (4) unamortized negative goodwill must be written off immediately as an extraordinary gain (instead of being deferred and amortized); and (5) additional financial statement disclosures regarding business combinations are required.

      SFAS 142 supersedes APB 17, "Intangible Assets" ("APB 17"). It primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition (i.e., the post-acquisition accounting). The provisions of SFAS 142 will be effective for fiscal years beginning after December 15, 2001; however, early adoption is permitted in certain instances. Among the new requirements and guidance set forth in SFAS 142, the following are the most significant changes from APB 17: (1) goodwill and indefinite-lived intangible assets will no longer be amortized; (2) goodwill will be tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually; (3) intangible assets deemed to have an indefinite life will be tested for impairment at least annually; (4) the amortization period of intangible assets that have finite lives will no longer be limited to forty years; and (5) additional financial statement disclosures about goodwill and intangible assets will be required.

      On August 15, 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143") "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement also requires that the fair value of a liability and asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged.

                                TFM, S.A. DE C.V.

      On October 4, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("FAS 144") "Accounting for the Impairment of Disposal of Long-Lived Assets." This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Long-Lived Assets to Be Held and Used. This Statement retains the requirements of Statement 121 to (a) recognize and impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure and impairment loss as the difference between the carrying amount and fair value of the asset. Long-Lived assets to be disposed of other than by sale. This Statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of this Statement generally are to be applied prospectively.

      The Company is presently evaluating the impact, if any, that these new standards (FAS 141 to 144) will have on its financial statements.

    e.  CONDENSED COMBINED BALANCE SHEET AND INCOME STATEMENTS

      The condensed combined balance sheet and income statements reflecting the effects of the principal differences between IAS and U.S. GAAP (including the presentation of Mexrail for periods prior to the acquisition date) are as follows:


                                                               CONDENSED COMBINED BALANCE SHEETS
                                                                           DECEMBER 31,
                                                                           ------------
                                                                     2000              2001
                                                                     ----              ----
Total current assets ........................................      $  206,420      $  282,462
Due from Mexican Government .................................                          81,892
Concession rights and related assets -- net .................       1,257,360       1,205,887
Property, machinery and equipment -- net ....................         526,144         568,755
Long-term receivable from Grupo TFM .........................         661,237         672,486
Deferred income taxes and employees' statutory profit sharing          65,554          52,762
Other non-current assets ....................................          21,271          17,329
                                                                   ----------      ----------
        Total assets ........................................      $2,737,986      $2,881,573
                                                                   ==========      ==========
Total short-term liabilities ................................      $  106,577      $  381,454
Total long-term liabilities .................................         819,729         594,626
                                                                   ----------      ----------
        Total liabilities ...................................         926,306         976,080
                                                                   ----------      ----------
Capital stock ...............................................       1,758,882       1,758,882
Retained earnings ...........................................          52,798         146,611
                                                                   ----------      ----------
        Total stockholders' equity ..........................       1,811,680       1,905,493
                                                                   ----------      ----------
        Total liabilities and stockholders' equity ..........      $2,737,986      $2,881,573
                                                                   ==========      ==========

                                TFM, S.A. DE C.V.

                                                                                        CONDENSED COMBINED STATEMENTS OF INCOME
                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 -----------------------
                                                                                            1999           2000            2001
                                                                                            ----           ----            ----
Transportation revenues ..........................................................      $ 574,567       $ 695,425       $ 720,627
Total operating expenses .........................................................        457,245         549,431         516,297
                                                                                        ---------       ---------       ---------
Operating income .................................................................        117,322         145,994         204,330
Other income (expenses) -- net ...................................................          1,080           5,621         (20,099)
Comprehensive financing cost .....................................................       (102,555)       (108,937)        (80,613)
                                                                                        ---------       ---------       ---------
Income before (expense) benefit for deferred income  Taxes, and extraordinary item         15,847          42,678         103,618
Deferred income tax (expense) benefit ............................................        (10,545)         15,960          (9,805)
                                                                                        ---------       ---------       ---------
Income before extraordinary item .................................................          5,302          58,638          93,813
Extraordinary item, net of taxes .................................................                        (5,075)
                                                                                        ---------       ---------       ---------
Net income for the year ..........................................................      $   5,302       $  53,563       $  93,813
                                                                                        =========       =========       =========

                                TFM, S.A. DE C.V.

          CONDENSED COMBINED AND CONSOLIDATED UNAUDITED BALANCE SHEETS
                                    (NOTE 1)
    (amounts in thousands of US dollars, except share and per share amounts)

                                                                                             AS OF JUNE 30,
                                                                                        -------------------------
ASSETS                                                                                     2001          2002
                                                                                        -----------   -----------
Total current assets                                                                    $   252,707   $   438,660
Due from Mexican government                                                                  82,803        82,141
Concession, property and equipment--net                                                   1,772,013     1,771,826
Long-term receivable from Grupo TFM                                                         661,276       669,525
Other assets--net                                                                            19,678        33,784
Deferred income taxes                                                                       115,276       129,599
                                                                                        -----------   -----------
    Total assets                                                                        $ 2,903,753   $ 3,125,535
                                                                                        ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY


Total short-term liabilities                                                            $   102,301   $   377,855
Total long-term liabilities                                                                 855,107       805,676
Total liabilities                                                                           957,408     1,183,531
                                                                                        -----------   -----------
STOCKHOLDERS' EQUITY


Common stock, 1,383,987,505 shares authorized, issued and outstanding without
  par value                                                                               1,758,882     1,758,882
Effect of purchase of subsidiary shares                                                      22,390       (40,059)
Retained earnings                                                                           165,073       223,181
                                                                                        -----------   -----------
Total stockholders' equity                                                                1,946,345     1,942,004
                                                                                        -----------   -----------
    Total liabilities and stockholders' equity                                          $ 2,903,743   $ 3,125,535
                                                                                        ===========   ===========

The accompanying notes are an integral part of these condensed combined and consolidated unaudited financial statements.

                                TFM, S.A. DE C.V.

       CONDENSED COMBINED AND CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
                                    (NOTE 1)
        (amounts in thousands of U.S. dollars, except per share amounts)


                                        SIX MONTHS ENDED JUNE 30,
                                        -------------------------
                                          2001          2002
                                        ---------    ---------
Transportation revenues                 $ 357,090    $ 357,098
                                        ---------    ---------
Total cost and operating expenses         282,758      274,855
                                        ---------    ---------
Operating income                           74,332       82,243
                                        ---------    ---------

Other income (expenses) -- net             49,167       (6,953)
                                        ---------    ---------

Net comprehensive financing cost          (38,556)     (52,550)
                                        ---------    ---------

Income before deferred income taxes        84,943       22,740
Deferred income tax (expense) benefit     (16,407)       1,407
                                        ---------    ---------

Net income for the period               $  68,536    $  24,147
                                        =========    =========
Net income for the period per share     $  0.0495    $  0.0174
                                        =========    =========

The accompanying notes are an integral part of these condensed combined and consolidated unaudited financial statements.

                                TFM, S.A. DE C.V.

     CONDENSED COMBINED AND CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN
       STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000 AND 2001
           AND FOR THE SIX MONTHS ENDED JUNE 30, 2002

                                                         EFFECT ON
                                                         PURCHASE OF
                                                          SUBSIDIARY      RETAINED
                                          COMMON STOCK      SHARES        EARNINGS         TOTAL
                                          -----------    -----------    -----------    -----------
Balance at December 31, 2000              $ 1,758,882    $    22,390    $    96,537    $ 1,877,809

Net income for the year                                                     104,048        104,048
                                          -----------    -----------    -----------    -----------

Balance at December 31, 2001                1,758,882         22,390        200,585      1,981,857

Effect of purchase of subsidiary shares                   $  (62,449)        (1,551)       (64,000)

Net income for the period                                                    24,147         24,147
                                          -----------    -----------    -----------    -----------

Balance at June 30, 2002                  $ 1,758,882    ($   40,059)   $   223,181    $ 1,942,004
                                          ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these condensed combined and consolidated unaudited financial statements.

                               TFM, S.A., DE C.V.

     CONDENSED COMBINED AND CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
                                    (Note 1)
                     (amounts in thousands of U.S. dollars)

                                                                        SIX MONTHS ENDED JUNE 30,
                                                                        -------------------------
                                                                           2001        2002
                                                                        ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income for the period                                               $  68,536    $  24,147
                                                                        ---------    ---------
Adjustments to reconcile net income to net cash provided by operating
activities                                                                 29,339       68,837
Changes in working capital                                                (24,876)     (33,766)
                                                                        ---------    ---------
Net cash provided by operating activities                                  72,999       59,218
                                                                        ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Mex - Rail                                                               (44,000)
Sale of property, machinery and equipment                                     120          224
Acquisition of property, machinery and equipment                          (33,201)     (33,524)
                                                                        ---------    ---------
Net cash used in investing activities                                     (33,081)     (77,300)
                                                                        ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments under commercial paper                                                       (10,000)
Proceeds from commercial paper--net                                                     39,928
Proceeds from senior notes                                                             177,491
Principal payments under capital lease obligations                         (4,227)
                                                                        ---------    ---------
Net cash (used in) provided by financing activities                        (4,227)     207,419
                                                                        ---------    ---------
Increase in cash and cash equivalents                                      35,691      189,337
Cash and cash equivalents:
   Beginning of the period                                                 33,142       40,578
                                                                        ---------    ---------
   End of the period                                                    $  68,833    $ 229,915
                                                                        =========    =========

The accompanying notes are an integral part of these condensed combined and consolidated unaudited financial statements.

NOTE 1 -- BASIS OF PRESENTATION:

         The interim combined and consolidated financial statements of TFM, S.A. de C.V. and its consolidated subsidiaries (collectively, the "Company" or "TFM" ), as of June 30, 2002 and 2001, and for the six months period then ended are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included therein. The results of interim periods are not necessarily indicative of results of the entire year.

         For purposes of these interim combined and consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with International Accounting Standards ("IAS") have been condensed or omitted. These unaudited statements should be read in conjunction with the Company's audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the notes thereto (the "audited annual financial statements") included elsewhere in this Registration Statement.

         The Company prepares its financial statements in accordance with IAS expressed in U.S. dollars, the currency in which most transactions and a significant portion of their assets and liabilities arose and/or are denominated.

         IAS differs in certain material respects from those accounting principles generally accepted in the U.S. ("U.S. GAAP"). See Note 12 of the audited annual financial statements.

         These financial statements have been prepared from information published in Mexico. Certain reclassifications and adjustments have been made for the purposes of this Exchange Offer.

NOTE 2 -- SIGNIFICANT TRANSACTIONS:

  SALE OF MEXRAIL, INC. TO TFM

         On February 27, 2002, Grupo TMM, S.A. de C.V. ("Grupo TMM") and Kansas City Southern ("KCS") announced that they had agreed to sell Mexrail, Inc. and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64,000 ($32,640 to Grupo TMM and $31,360 to KCS). The sale was completed on March 27, 2002, and the purchase price was paid by crediting an account receivable in the amount of $20,000 due from Grupo TMM, with the remaining balance of $44,000 being paid in cash. Following the acquisition, Mexrail, Inc. and the Tex-Mex Railway became consolidated subsidiaries of TFM.

         Under IAS, the purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders' equity amounting to $40,059 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. For financial reporting purposes under IAS, TFM's financial statements are required to be restated to reflect the acquisition of Mexrail as a business reorganization in periods prior to the acquisition upon completion of the year or of the interim period in which the acquisition occurred. Since the acquisition occurred in the six-month period ended June 30, 2002, the balance sheets and income statements for the six months ended June 30, 2002 and 2001 have been restated to reflect the operational results and financial condition of Mexrail, in the case of the six months ended June 30, 2002, consolidated with those of TFM, and, in the case of the six months ended June 30, 2001, combined with those of TFM, as if the reorganization had occurred and Mexrail, Inc. had become a consolidated subsidiary of TFM on January 1 of the corresponding period.

  CONSENT SOLICITATION

         In the second quarter of 2002, TFM completed a solicitation of consents of holders of 10 1/4% Senior Notes due 2007 and 11 3/4% Senior Discount Debentures due 2009 and an amendment to provide certain changes to the "Limitation on Restricted Payments," "Limitation on Indebtedness," and "Limitation on Liens" covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM, S.A. de C.V. ("Grupo TFM") held by the Mexican government (see Note 3 and 6).

         TFM received the required consents from holders of each of the senior notes and the debentures in the consent solicitation. Holders delivering their consents in the consent solicitation were paid a cash fee of thirty U.S. dollars for each thousand of U.S. dollars principal amount of securities in respect of which they delivered a valid and unrevocable consent.

NOTE 3 -- LONG-TERM DEBT:

  12 1/2% SENIOR NOTES DUE 2012

         TFM issued senior notes in June 2002 for an aggregate principal amount of $180,000 (the "Senior Notes"). The Senior Notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12 1/2% and mature on June 15, 2012. The Senior Notes are redeemable at TFM's option on or after June 15, 2007 and, subject to certain limitations, at any time in the event of certain changes in Mexican tax law. The Senior Notes were issued at a discount of $2,509 which is being amortized based on the interest method over its term.

         The Company incurred and capitalized $24,604 in consent (see Note 2) and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the Senior Notes.

NOTE 4 -- PROVISION FOR TAXES:

         The Company recognizes deferred income tax based on monthly tax reconciliations. In order to project taxable income for the year, which in turn is used to estimate the annual provision for taxes currently payable, the Company estimated temporary differences as well as those "rate differentials" entering into the current provision. The temporary differences identified to estimate the current provision were included in the projected year-end temporary differences that are used to estimate the annual provision for deferred taxes. During the first six months of 2002, the Company recognized a tax benefit of $5,012 due to the rate differential in computing deferred taxes since the enacted Mexican tax rate will decrease one percent per year from 35% in 2002 to 32% in 2005.

NOTE 5 -- RECONCILIATION BETWEEN IAS AND U.S. GAAP:

         The Company's interim consolidated financial statements are prepared in accordance with IAS, which differs in certain significant respects from U.S. GAAP. For a full description of the differences between IAS and U.S. GAAP, refer to the Company's annual financial statements for the years ended December 31, 2001, 2000 and 1999, included elsewhere in the Exchange Offer.

         The main differences between IAS and U.S. GAAP, as they relate to the six months ended June 30, 2002 and 2001 are summarized as follows:

  A.  RECONCILIATION OF NET INCOME

                                                              SIX MONTHS ENDED JUNE 30,
                                                              -------------------------
                                             REFERENCE TO
                                             SUBNOTE D:          2001           2002
                                             ---------       ---------      --------
Net income under IAS                                          $ 68,536       $ 24,147
Deferred income tax                            i                (6,927)        36,361
Deferred employees' statutory profit sharing   i                (6,792)        10,799
Deferred charges                               ii                                 933
Depreciation and amortization                  iii                                (98)
                                                              ---------      --------
Net income under U.S. GAAP                                    $  54,817      $ 72,142
                                                              =========      ========

  B.  RECONCILIATION OF STOCKHOLDERS' EQUITY

                                                          REFERENCE TO                 JUNE 30,
                                                                             -------------------------
                                                           SUBNOTE D:           2001              2002
                                                            ---------        ---------        --------
Stockholders' equity under IAS........................                     $    1,946,345    $  1,942,004
Deferred income tax...................................          i                 (88,580)        (51,528)
Deferred employees' statutory profit sharing..........          i                   8,732          23,257
Depreciation and amortization.........................         iii                                    (98)
Effects on purchase of subsidiary shares..............         iii                 54,817          19,629
                                                                           --------------     -----------
Stockholders' equity under U.S. GAAP..................                     $    1,866,497     $ 1,933,264
                                                                           ==============     ===========

  C.  ANALYSIS OF CHANGES IN STOCKHOLDERS' EQUITY UNDER U.S. GAAP

                                                          REFERENCE TO                 JUNE 30,
                                                                             -------------------------
                                                           SUBNOTE D:           2001              2002
                                                            ---------        ---------        --------
Balance at beginning of the year......................                     $    1,811,680    $    1,905,493
Effects on purchase of subsidiary shares..............         iii                                  (44,371)
Net income............................................                             54,817            72,142
                                                                           --------------    --------------
Balance at end of the year............................                     $    1,866,497    $    1,933,264
                                                                           ==============    ==============

  D.  SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP


     i.  Deferred income tax and employees' statutory profit sharing

     The deferred income tax included in the consolidated financial statements was calculated in accordance with the IAS 12 (revised) which requires the recording of deferred taxes for fixed assets and concession, including the effects of indexing for tax purposes.

     U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. These temporary differences are similar to those that exist for deferred income tax purposes. IAS do not require the establishment of assets or liabilities for these differences.

     During the first six months of 2002, the Company recognized a tax benefit of $1,629 million due to the rate differential in computing deferred taxes since the enacted Mexican tax rate will decrease one percent per year from 35.0% to 32.0% in 2005.

     ii.  Deferred charges

     During 2001, the Company incurred certain financing costs paid to third parties which were capitalized under IAS and expensed during the six months ended on June 30, 2002. Under U.S. GAAP, it is required that those costs are expensed as incurred.

     iii.  Sale of Mexrail, Inc. to TFM

         As more fully described in Note 2, on March 27, 2002, Grupo TMM and
KCS sold their respective interests in Mexrail, Inc. to TFM for an aggregate purchase price of $64,000. Under IAS, the purchase of Mexrail by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM have been recorded at their historical cost. Under U.S. GAAP, the portion of Mexrail, Inc. purchased by TFM from KCS (49%) (as a party outside the control group) would be accounted for as an acquisition pursuant to SFAS No. 141, "Business Combinations," with partial fair value step-up being recognized for the assets and liabilities being acquired. Thus, the amount of $19,629 was allocated to fixed assets. During the six months ended June 30, 2002, the depreciation on the step-up adjustment for the assets acquired was $98. The portion of Mexrail, Inc. sold by Grupo TMM to TFM (51%) amounting to $20,430 would be accounted for at historical cost in a manner similar to a pooling of interests because it is considered a transaction between entities that are under the common control of Grupo TMM. The difference between the historical cost of 51% of the assets acquired and the purchase price for those assets of $32,640 would be accounted for as a "deemed dividend."

     iv.  Earnings per share

     The weighted average number of shares outstanding for the six months periods ended June 30, 2001 and 2002 was 1,383,987,505. The net income per share (basic and diluted) under U.S. GAAP was $0.0396 in 2001 and $0.0521 in 2002.

     v.  Sales and disposals of fixed assets

     In accordance with SAB 101,the gains or losses on sales and disposals of fixed assets should be included in other operating expenses. Under IAS, these expenses are included in other expenses -- net. For the six months periods ended June 30, 2001 and 2002 the gains/(losses) on sales and disposals of fixed assets amounted to ($60,370) and $1,932, respectively.

     vi.  Effect of recently issued accounting standards

     On July 20, 2001, the Financial Accounting Standard Board issued Statement No. 141, "Business Combinations" ("SFAS 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The provisions for SFAS 141 are effective for all business combinations initiated after June 30, 2001 and for SFAS 142 for fiscal years beginning after December 15, 2001. The Company does not anticipate any material effects upon adoption of these standards as it does not have any goodwill or indefinite life intangibles.

     In April of 2002, the FASB issued Statement No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified as ordinary gains and losses on a going forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this Statement with regard to SFAS 4 will be effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 will be effective for transactions occurring after May 15, 2002.

     In July of 2002, the FASB issued Statement No. 146 ("SFAS 146"), "Accounting for Cost Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 is that FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

     The Company is presently evaluating the impact, if any, that these new standards will have on its financial statements.

NOTE 6 -- SUBSEQUENT EVENTS:

  GRUPO TFM PURCHASE

     In connection with the original formation of Grupo TFM, the Mexican government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Mexican government also granted the original shareholders of Grupo TFM an option (the "call option") to purchase the government's equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162.6 million) of the proceeds of the issuance of $180 million of debt securities by TFM (see Note 3) and (2) approximately $93.5 million was applied against note receivables from the Mexican government.

     On September 17, 2002, TFM replaced its U.S.$310.0 million commercial paper program with a new $250.0 million credit facility which consists of (i) a two-year $122.0 commercial paper program backed by a stand-by letter of credit and (ii) a four-year $128.0 million term loan facility. The Company repaid the remaining $60.0 million of indebtedness outstanding under the former commercial program.

     On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on a valued added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a Valued Added Tax ("VAT") credit certificate to a Mexican governmental agency rather than to TFM. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. The new decision of the fiscal Court must be issued in accordance with the guidelines of the Federal Court. TMM and KCS have been advised that the Federal Court's order is not subject to appeal by the Mexican Government.

                                  $180,000,000

                                TFM, S.A. DE C.V.



                          12.50% SENIOR NOTES DUE 2012



                                   [TFM LOGO]



                                 ---------------

                                   PROSPECTUS

                                 ________, 2002

                                 ---------------

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Under Mexican law, when an officer or director of a corporation acts within the scope of his authority, the corporation will answer for any resulting liabilities or expenses. In addition, we have purchased directors' and officers' liability insurance for our directors and executive officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits:

EXHIBIT
NUMBER      EXHIBIT
------      -------
3.1         Corporate By-laws (Estatutos Sociales) of TFM, together with an English translation (incorporated herein by reference to Exhibit 3.1 of our Registration
            Statement on Form F-4, File No. 333-8322).

4.1         Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a Paying Agent, covering up to
            $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No.
            333-8322).

4.2         Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The
            Bank of New York, as Trustee, and Bankers Trust Luxembourg,
            S.A., as a Paying Agent, covering up to $443,500,000 of TFM's
            11.75% Senior Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No. 333-8322).

4.3* Indenture, dated as of June 13, 2002, between TFM and The Bank of New York, as Trustee, covering up to $180,000,000 of TFM's
            12.50% Senior Notes due 2012.

4.4         Specimen Global Note representing the Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.3 of our Registration Statement on Form F-4, File No.
            333-8322).

4.5         Specimen Global Note representing the Senior Discount Debentures due 2009
            (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on
            Form F-4, File No. 333-8322).

4.6*        Form of Specimen Global Note representing the exchange notes.

4.7*        Registration Rights Agreement, dated as of June 13, 2002, between TFM and Salomon
            Smith Barney Inc. and J.P. Morgan Securities Inc.

5.1**       Opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP as to the validity of the exchange notes under New York law.

5.2**       Opinion of Haynes & Boone, S.C., as to the validity of the exchange notes under
            Mexican law.

8.1**       Opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP regarding certain U.S. federal tax consequences relating to the exchange offer (included in Exhibit 5.1).

8.2**       Opinion of Ortiz, Sainz y Erreguerena, S.C. regarding certain Mexican tax consequences relating to the exchange offer.

10.1        Concession title granted by the Secretaria de Comunicaciones y Transportes ("SCT")
            in favor of Ferrocarril del Noreste, S.A. de C.V., ("FNE"), dated December 2,
            1996, together with an English translation (incorporated herein by reference to
            Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-8322.

10.2 Amendment, dated February 12, 2001, of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

10.3 Sale Purchase Agreement respecting Capital Stock of FNE, among the United Mexican States (through SCT), FNE and Ferrocarriles
            Nacionales de Mexico, S.A. de C.V. ("FNM"), dated December 2,
            1996, together with an English translation (incorporated herein by reference to Exhibit 2.2 of our Registration Statement on Form F-4, File No. 333-8322).

10.4 Sale Purchase Agreement respecting Property and Equipment, among the United Mexican States (through SCT), FNE and FNM, dated
            December 2, 1996, together with an English translation
            (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4, File No. 333-8322).

10.5 Credit Agreement, dated as of September 19, 2000, among TFM, the several Banks parties thereto, Westdeutsche Landesbank
            Girozentrale, New York Branch, as the Issuing Bank, Chase
            Securities Inc., as Lead Arranger, Banc of America Securities
            LLC and Westdeutsche Landesbank Girozentrale, New York Branch as
            Co-Syndication Agents and Co-Documentation Agents, and The Chase
            Manhattan Bank, as Administration Agent (the "Commercial Paper
            Credit Agreement") (incorporated herein by reference to Exhibit
            4.3 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

10.6 Amendment and Joinder Agreement, dated as of December 5, 2000, to the Commercial Paper Credit Agreement (incorporated herein by reference to Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

10.7        Second Amendment, dated as of September 25, 2001, to the Commercial Paper Credit
            Agreement (incorporated herein by reference to Exhibit 4.5 from TFM and Grupo
            TFM's Annual Report on Form 20-F for fiscal year 2001).

10.8*       Credit Agreement, dated as of September 17, 2002, among TFM, Standard
            Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank
            Schlweswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered
            Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

10.9*           Credit Agreement, dated as of September 17, 2002, among TFM, J.P. Morgan
                Securities Inc., as joint lead arranger and sole book manager, Salomon Smith
                Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and
                Landesbank Schleswig-Holstein Girozentrale, Kiel, as arrangers, Standard Chartered
                Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

10.10           Management Services Agreement between TFM and TMM, dated May 1997 (incorporated herein by reference to Exhibit 10.1 of our Registration Statement on Form F-4,
                File No. 333-8322).

10.11           Management Services Agreement between TFM and KCS Transportation
                Company, dated May 1997 ("KCS Management Services Agreement")
                (incorporated herein by reference to Exhibit 10.2 of our Registration Statement on Form F-4, File No. 333-8322).

10.12           Omnibus Agreement, dated June 9, 1997, among Grupo TFM, Caymex Transportation,
                Inc., TMM Multimodal, S.A. de C.V. and FNM, together with an English translation
                (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on
                Form F-4, File No. 333-8322).

10.13           Stock Purchase Agreement, dated as of February 27, 2002, by and among TMM
                Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City Southern
                Railway Company, Kansas City Southern Industries, Inc. and TFM (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's Annual Report on Form
                20-F for fiscal year 2001).

10.14*          Purchase Agreement, dated as of June 6, 2002, between TFM and  Salomon Smith
                Barney Inc. and J.P. Morgan Securities Inc.

10.15*          Amendment, dated as of April 30, 2002, to the KCS Management Services Agreement.

10.16*          English translation of the Purchase-Sale Agreement, dated July 29, 2002, by and between TFM, FNM and Nacional Financiera, S.N.C., Institucion de Banca de Desarrollo.

12.1*           Statement regarding computation of ratio of earnings to fixed charges.

21.1*           List of Subsidiaries of TFM.

23.1**          Consent of Curtis, Mallet-Prevost, Colt & Mosle LLP (contained in Exhibit 5.1).

23.2**          Consent of Haynes & Boone, S.C. (contained in Exhibit 5.2).

23.3**          Consent of Ortiz, Sainz y Erreguerena, S.C. (contained in Exhibit 8.2).

23.4*           Consent of PricewaterhouseCoopers, S.C., relating to the audited financial statements of TFM.

25.1*           Form T-1 Statement of Eligibility and Qualification of the Bank of New York with respect to the exchange notes.

99.1*           Form of Letter of Transmittal.

99.2*           Form of Notice of Guaranteed Delivery.

99.3*           Form of Instructions to Registered Holder and/or Book-Entry Transfer Facility
                Participant from Beneficial Owner of Senior Notes due 2012.

99.4*       Form of Exchange Agent Agreement.

-----------
*     Filed herewith.

**    To be filed by amendment


(b) There are no Financial Statement Schedules included with this filing.

ITEM 22. UNDERTAKINGS

      The undersigned registrant hereby undertakes:

      (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (2) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue;

      (3) to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and
(ii) to arrange or provide for a facility in the U.S. for purposes of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

      (4) to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized in Mexico City, Mexico on December 27, 2002.

                                          TFM, S.A. DE C.V.


                                      By: /s/  Jacinto Marina Cortes
                                          -------------------------------------
                                          Name: Jacinto Marina Cortes
                                          Title: Acting Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form F-4 has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                             TITLE                              DATE
               ---------                             -----                              ----
/s/ Mario Mohar Ponce                    Chief Executive Officer
--------------------------------------
Mario Mohar Ponce

/s/ Jacinto Marina Cortes                Acting Chief Financial Officer and
--------------------------------------   Principal Accounting Officer
Jacinto Marina Cortes

/s/ Jose Serrano Segovia                 Director
--------------------------------------
Jose Serrano Segovia

                                         Director
--------------------------------------
James R. Jones

                                         Director
--------------------------------------
Michael R. Haverty

                                         Director
--------------------------------------
Robert H. Berry

/s/ Javier Segovia Serrano               Director
--------------------------------------
Javier Serrano Segovia

/s/ Gerardo Primo Ramirez                Director
--------------------------------------
Gerardo Primo Ramirez

/s/ Horacio Reyes Guzman                 Director
--------------------------------------
Horacio Reyes Guzman

                                         Director
--------------------------------------
Ramiro Sosa Lugo

/s/ Jacinto Marina Cortes                Director
--------------------------------------
Jacinto Marina Cortes

                     SIGNATURE OF AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of TFM, S.A. de C.V., has signed this registration statement on Form F-4 in the City of Newark, State of Delaware on December 27, 2002.

           SIGNATURE                                  TITLE
/s/ Donald J. Puglisi             Authorized Representative in the United States
-------------------------------
Donald J. Puglisi

                                 EXHIBIT INDEX

                                  DESCRIPTION

EXHIBIT
NUMBER    EXHIBIT
------    -------
3.1       Corporate By-laws (Estatutos Sociales) of TFM, together with an
          English translation (incorporated herein by reference to Exhibit 3.1 of our Registration Statement on Form F-4, File No. 333-8322).

4.1 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a
          Paying Agent, covering up to $150,000,000 of TFM's 10.25% Senior Notes due 2007 (incorporated herein by reference to Exhibit 4.1 of our Registration Statement on Form F-4, File No. 333-8322).

4.2 Indenture, dated as of June 16, 1997, among TFM, Grupo TFM, The Bank of New York, as Trustee, and Bankers Trust Luxembourg, S.A., as a
          Paying Agent, covering up to $443,500,000 of TFM's 11.75% Senior
          Discount Debentures due 2009 (incorporated herein by reference to Exhibit 4.2 of our Registration Statement on Form F-4, File No.
          333-8322).

4.3*      Indenture, dated as of June 13, 2002, between TFM and The Bank of New
          York, as Trustee, covering up to $180,000,000 of TFM's 12.50% Senior
          Notes due 2012.

4.4       Specimen Global Note representing the Senior Notes due 2007
          (incorporated herein by reference to Exhibit 4.3 of our Registration
          Statement on Form F-4, File No. 333-8322).

4.5       Specimen Global Note representing the Senior Discount Debentures due
          2009 (incorporated herein by reference to Exhibit 4.4 of our Registration Statement on Form F-4, File No. 333-8322).

4.6*      Form of Specimen Global Note representing the exchange notes.

4.7*      Registration Rights Agreement, dated as of June 13, 2002, between
          TFM and Salomon Smith Barney Inc. and J.P. Morgan Securities Inc.

5.1** Opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP as to the validity of the exchange notes under New York law.

5.2** Opinion of Haynes & Boone, S.C., as to the validity of the exchange notes under Mexican law.

8.1**     Opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP regarding certain
          U.S. federal tax consequences relating to the exchange offer (included in Exhibit 5.1).

8.2** Opinion of Ortiz, Sainz y Erreguerena, S.C. regarding certain Mexican tax consequences relating to the exchange offer.

10.1      Concession title granted by the Secretaria de Comunicaciones y
          Transportes ("SCT") in favor of Ferrocarril del Noreste, S.A. de C.V.
          , ("FNE"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 2.1 of our Registration Statement on Form F-4, File No. 333-

          8322.

10.2 Amendment, dated February 12, 2001, of Concession title granted by SCT in favor of TFM, formerly known as FNE, December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit 4.2 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

10.3      Sale Purchase Agreement respecting Capital Stock of FNE, among the
          United Mexican States (through SCT), FNE and Ferrocarriles Nacionales de Mexico, S.A. de C.V. ("FNM"), dated December 2, 1996, together with an English translation (incorporated herein by reference to Exhibit
          2.2 of our Registration Statement on Form F-4, File No. 333-8322).

10.4      Sale Purchase Agreement respecting Property and Equipment, among the
          United Mexican States (through SCT), FNE and FNM, dated December 2,
          1996, together with an English translation (incorporated herein by reference to Exhibit 2.3 of our Registration Statement on Form F-4,
          File No. 333-8322).

10.5 Credit Agreement, dated as of September 19, 2000, among TFM, the several Banks parties thereto, Westdeutsche Landesbank Girozentrale,
          New York Branch, as the Issuing Bank, Chase Securities Inc., as Lead
          Arranger, Banc of America Securities LLC and Westdeutsche Landesbank
          Girozentrale, New York Branch as Co-Syndication Agents and
          Co-Documentation Agents, and The Chase Manhattan Bank, as
          Administration Agent (the "Commercial Paper Credit Agreement")
          (incorporated herein by reference to Exhibit 4.3 from TFM and Grupo
          TFM's Annual Report on Form 20-F for fiscal year 2000).

10.6      Amendment and Joinder Agreement, dated as of December 5, 2000, to the
          Commercial Paper Credit Agreement (incorporated herein by reference to
          Exhibit 4.4 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2000).

10.7      Second Amendment, dated as of September 25, 2001, to the Commercial
          Paper Credit Agreement (incorporated herein by reference to Exhibit
          4.5 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

10.8*     Credit Agreement, dated as of September 17, 2002, among TFM, Standard
          Chartered Bank as issuing bank, J.P. Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America, N.A., Comerica Bank and Landesbank Schlweswig-Holstein Girozentrale, Kiel, as arrangers,
          Standard Chartered Bank, as arranger and documentation agent, JPMorgan
          Chase Bank, as administrative agent, and the banks named therein.

10.9*     Credit Agreement, dated as of September 17, 2002, among TFM, J.P.
          Morgan Securities Inc., as joint lead arranger and sole book manager, Salomon Smith Barney Inc., as joint lead arranger, Bank of America,
          N.A., Comerica Bank and Landesbank Schleswig-Holstein Girozentrale,
          Kiel, as arrangers, Standard Chartered Bank, as arranger and documentation agent, JPMorgan Chase Bank, as administrative agent, and the banks named therein.

10.10     Management Services Agreement between TFM and TMM, dated May 1997
          (incorporated herein by reference to Exhibit 10.1 of our Registration
          Statement on Form F-4, File No. 333-8322).

10.11     Management Services Agreement between TFM and KCS Transportation
          Company, dated May 1997 ("KCS Management Services Agreement")
          (incorporated herein by reference to Exhibit 10.2 of our Registration
          Statement on Form F-4, File No. 333-8322).

10.12     Omnibus Agreement, dated June 9, 1997, among Grupo TFM, Caymex
          Transportation, Inc., TMM Multimodal, S.A. de C.V. and FNM, together with an English translation (incorporated herein by reference to Exhibit 10.5 of our Registration Statement on Form F-4, File No.
          333-8322).


10.13     Stock Purchase Agreement, dated as of February 27, 2002, by and among
          TMM Multimodal, S.A. de C.V., Grupo TMM, S.A. de C.V., The Kansas City
          Southern Railway Company, Kansas City Southern Industries, Inc. and
          TFM (incorporated herein by reference to Exhibit 4.11 from TFM and Grupo TFM's Annual Report on Form 20-F for fiscal year 2001).

10.14*    Purchase Agreement, dated as of June 6, 2002, between TFM and Salomon
          Smith Barney Inc. and J.P. Morgan Securities Inc.

10.15*    Amendment, dated as of April 30, 2002, to the KCS Management Services
          Agreement.

10.16*    English translation of the Purchase-Sale Agreement, dated July 29,
          2002, by and between TFM, FNM and Nacional Financiera, S.N.C.,
          Institucion de Banca de Desarrollo.


12.1*     Statement regarding computation of ratio of earnings to fixed charges.

21.1*     List of Subsidiaries of TFM.

23.1**    Consent of Curtis, Mallet-Prevost, Colt & Mosle LLP (contained in
          Exhibit 5.1).

23.2**    Consent of Haynes & Boone, S.C. (contained in Exhibit 5.2).

23.3**    Consent of Ortiz, Sainz y Erreguerena, S.C. (contained in Exhibit 8.2).

23.4* Consent of PricewaterhouseCoopers, S.C., relating to the audited financial statements of TFM.

25.1*     Form T-1 Statement of Eligibility and Qualification of the Bank of New
          York with respect to the exchange notes.

99.1*     Form of Letter of Transmittal.

99.2*     Form of Notice of Guaranteed Delivery.

99.3*     Form of Instructions to Registered Holder and/or Book-Entry Transfer
          Facility Participant from Beneficial Owner of Senior Notes due 2012.

99.4*     Form of Exchange Agent Agreement.

____________________________
*    Filed herewith.

**   To be filed by amendment